Form 20-F
period 2004-12-31
SEABRIDGE GOLD INC
filed 2005-03-30
CIK 1231346

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

__ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
XX  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
--    ACT OF 1934 for the fiscal year ended December 31, 2004
                                            -----------------

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual
report:           29,714,785

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.     xx Yes        No
                                       --         --

Indicate by check mark which financial statement item the registrant has elected
to follow.        xx Item 17       Item 18
                  --            --

                               SEABRIDGE GOLD INC.
                             Form 20-F Annual Report
                                Table of Contents

                                   PART 1                                   PAGE

Item 1.    Identity of Directors, Senior Management and Advisers              7
Item 2.    Offer Statistics and Expected Timetable                            8
Item 3.    Key Information                                                    8
Item 4     Information on the Company                                        16
Item 5.    Operating and Financial Review and Prospects                      47
Item 6.    Directors, Senior Management and Employees                        51
Item 7.    Major Shareholders and Related Party Transactions                 60
Item 8.    Financial Information                                             60
Item 9.    The Offer and Listing                                             60
Item 10.   Additional Information                                            62
Item 11.   Quantitative and Qualitative Disclosures about Market Risk        70
Item 12.   Description of Securities Other than Equity Securities            70

                                     PART II

Item 13.   Default, Dividend Arrearages and Delinquencies                    70
Item 14.   Material Modifications to the Rights of Securities Holders
                and the Use of Proceeds                                      70
Item 15.   Controls and Procedures                                           71
Item 16A.  Audit Committee Financial Expert                                  71
Item 16B.  Code of Ethics                                                    71
Item 16C.  Principal Accounting Fees and Services                            71
Item 16D.  Exemptions from the Listing Standards for Audit Committees        71
Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated        71
                Purchasers

                                    PART III

Item 17.   Financial Statements                                              72
Item 18.   Financial Statements                                              72
Item 19.   Exhibits                                                          72

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

TO CONVERT FROM METRIC          TO IMPERIAL                      MULTIPLY BY

Hectares                        Acres                            2.471
Meters                          Feet (ft.)                       3.281
Kilometers (km)                 Miles                            0.621
Tonnes                          Tons (2000 pounds)               1.102
Grams/tonne                     Ounces (troy/ton)                0.029


                                GLOSSARY OF TERMS

S.E.C INDUSTRY GUIDE

RESERVE: That part of a mineral deposit which could be economically legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

PROVEN RESERVES: Reserves for which a quantity computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well established.

PROBABLE RESERVES: For which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

NATIONAL INSTRUMENT 43-101

MINERAL RESERVE: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

PROVEN MINERAL RESERVE: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

PROBABLE MINERAL RESERVE: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

ADULARIA - A colorless, moderate- to low-temperature variety of orthoclase feldspar typically with relatively high barium content.

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

CUT VALUE - Applies to assays that have been reduced to a statistically determined maximum to prevent erratic high values from inflating the average.

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

INFERRED RESOURCE - in reference to minerals, means estimates are based on an assumed continuity beyond measured and (or) indicated resources, for which there is geological evidence. Inferred resources may or may not be supported by samples or measurements.

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

NET SMELTER RETURN ROYALTY/ NSR - A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

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

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.  DIRECTORS AND SENIOR MANAGEMENT


                                   Table No. 1
                      Company Directors and Senior Officers
                              As of March 15, 2005


Name                Position                    Business Address
----                --------                    ----------------

James Anthony       Chairman and Director       172 King Street East, 3rd Floor,
                                                Toronto, Ontario M5A 1J3
                                                Canada

Rudi Fronk          President and Director      172 King Street East, 3rd Floor,
                                                Toronto, Ontario M5A 1J3
                                                Canada

Frederick Banfield  Director                    3544 E. Fort Lowell,
                                                Tucson, Arizona 85716

William Calhoun     Director                    P.O. Box 90
                                                Silverton, Idaho 83867

Vahid Fathi         Director                    3131 White Eagle Drive,
                                                Naperville, Illinois 60564

Henry Fenig         Director                    Suite 250, BCE Place,
                                                181 Bay Street,
                                                Toronto, Ontario M5J 2T3
                                                Canada

Louis J. Fox        Director                    3200 North Ocean Blvd, #2410
                                                Fort Lauderdale, Florida 33308

William Threlkeld   Senior Vice President       172 King Street East, 3rd Floor,
                                                Toronto, Ontario M5A 1J3
                                                Canada
Roderick Chisholm   Chief Financial Officer     172 King Street East, 3rd Floor,
                    and Corporate Secretary     Toronto, Ontario M5A 1J3
                                                Canada

B.  ADVISERS

Not Applicable

C.  AUDITORS

The Company's auditor is KPMG LLP, Chartered Accountants, of Suite 3300 Commerce Court West, Toronto, Ontario, Canada. KPMG was initially appointed on June 4, 2002 for the fiscal year ending December 31, 2002.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable


ITEM 3.   KEY INFORMATION

As used within this Annual Report, the terms "Seabridge", "the Company", "Issuer" and "Registrant" refer collectively to Seabridge Gold Inc, and depending on the context, its predecessors, subsidiaries and affiliates.

All currency figures stated herein are in Canadian dollars, unless otherwise noted.

A.  SELECTED FINANCIAL DATA

The selected financial data of the Company for the Years Ended December 31, 2004, December 31, 2003 and December 31, 2002 was derived from the financial statements audited by KPMG LLP, Chartered Accountants, as indicated in its audit report which is included elsewhere in this Annual Report. The selected financial data for the years ended December 31, 2001 and December 31, 2000 was derived from the audited financial statements of the Company which are not included in this Report.

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

                                   Table No. 2
                             Selected Financial Data
                       ($'s in 000, except per share data)

                              Year      Year      Year      Year      Year
                              Ended     Ended    Ended      Ended     Ended
                            12/31/04  12/31/03  12/31/02  12/31/01  12/31/00

Interest Income                 $83      $107       $85       $24       $18
Net Loss                     $1,226    $1,338    $1,630      $456      $338
Net Loss Per Share            $0.04     $0.05     $0.10     $0.04     $0.04
Dividends Per Share              $0        $0        $0        $0        $0
Weighted Average
 Shares (000)                28,876    26,191    16,212    12,600     8,800
Working Capital              $4,220    $1,886    $3,819    $2,582      $962
Mineral Properties          $20,999   $16,635    $9,018    $2,977      $902
Long-Term Debt                   $0        $0      $828    $2,009        $0
Shareholder's Equity        $25,703   $19,154   $12,052    $3,781    $1,869
Total Assets                $27,172   $22,869   $14,143    $6,977    $1,885
US GAAP Net Loss             $6,671    $5,255    $3,236    $1,697      $980
US GAAP Loss Per Share        $0.23     $0.20     $0.20     $0.13     $0.11
US GAAP Weighted Average
 Shares (000)                28,876    26,191    16,212    12,600     8,800
US GAAP Equity              $13,713   $12,132    $9,044    $2,379    $1,533
US GAAP Total Assets        $15,287   $15,756   $11,026    $5,575    $1,550
US GAAP Mineral Properties   $9,113    $9,522    $5,901    $1,576      $566

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the 12 most recent fiscal quarters, and the range of high and low rates for these periods.

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


                                   Table No. 3
                            Canadian Dollar/US Dollar

                                 Average        High          Low        Close

Year Ended 12/31/04                $1.30       $1.39        $1.18        $1.20
Year Ended 12/31/03                $1.39       $1.58        $1.29        $1.29
Year Ended 12/31/02                $1.57       $1.61        $1.51        $1.52
Year Ended 12/31/01                $1.55       $1.60        $1.49        $1.59
Year Ended 12/31/00                $1.48       $1.56        $1.44        $1.50

Three Months Ended 12/31/04        $1.22       $1.27        $1.18        $1.20
Three Months Ended 9/30/04         $1.31       $1.33        $1.26        $1.31
Three Months Ended 6/30/04         $1.36       $1.39        $1.31        $1.34
Three Months Ended 3/31/04         $1.32       $1.34        $1.27        $1.31

Three Months Ended 12/31/03        $1.30       $1.35        $1.29        $1.29
Three Months Ended 9/30/03         $1.38       $1.41        $1.34        $1.35
Three Months Ended 6/30/03         $1.39       $1.48        $1.33        $1.36
Three Months Ended 3/31/03         $1.50       $1.58        $1.47        $1.47

Three Months Ended 12/31/02        $1.57       $1.59        $1.55        $1.58
Three Months Ended 9/30/02         $1.58       $1.60        $1.51        $1.59
Three Months Ended 6/30/02         $1.54       $1.60        $1.51        $1.52
Three Months Ended 3/31/02         $1.60       $1.61        $1.58        $1.60

B.  CAPITALIZATION AND INDEBTEDNESS

Not applicable

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D.  RISK FACTORS

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company's business and the present stage of exploration of its non-producing mineral properties. In particular, the following risk factors apply:

Risks Associated with Mineral Exploration
-----------------------------------------

THE COMPANY IS INVOLVED IN THE RESOURCE INDUSTRY WHICH IS HIGHLY SPECULATIVE AND HAS CERTAIN INHERENT EXPLORATION RISKS WHICH COULD HAVE A NEGATIVE EFFECT ON THE COMPANY'S OPERATIONS
Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

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

On the Federal and Provincial level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. Currently, the Company has estimated $1,293,449 in reclamation liabilities for its properties. $1,000,000 has been deposited for the benefit of the Province of British Columbia until released or applied to reclamation costs. If the reclamation requires funds in addition to those already allocated, Seabridge could be forced to pay for the extra work and it could have a significant negative effect upon the Company's financial position and operations.

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

Specific to its U.S. properties, costs involved with complying with various government environmental regulations vary by anticipated operations. Typically, surface sampling does not require any permits. Agency review and approval for exploration drilling and access construction can vary from several hundred dollars to several thousands of dollars, depending upon the level of activity. Permitting and environmental compliance costs vary, depending upon the level of activities proposed and the sensitivity of the areas where mineral activities are proposed. As a general rule, these costs makeup 10% or less of the total cost amount of the program. The Company also may be required to post reclamation bonding and assurance that areas will be reclaimed after exploration. These bonds and guarantees range from approximately $1,000 on a small-scale exploratory drill program in Nevada to approximately $150,000 on an advanced exploration program in Oregon.

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

THE COMPANY HAS A HISTORY OF NET LOSSES AND EXPECTS LOSSES TO CONTINUE FOR THE FORESEEABLE FUTURE
The Company has had a history of losses and there is no assurance that it can reach profitability in the future. As of the end of the last fiscal year dated December 31, 2004, the Company historical net loss totals ($17,351,832). The Company will require significant additional funding to meet its business objectives. Capital will need to be available to help maintain and to expand exploration on the Company's principal exploration property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the majority of its financing through the issuance of equity, there is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing.

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

Risks Relating to an Investment in the Securities of the Company
----------------------------------------------------------------

THE MARKET FOR THE COMPANY'S STOCK HAS BEEN SUBJECT TO VOLUME AND PRICE VOLATILITY WHICH COULD NEGATIVELY EFFECT A SHAREHOLDER'S ABILITY TO BUY OR SELL THE COMPANY'S SHARES
The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral. The Company's common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company's business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the shares of the Company's common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of markets for trading the Company's common shares in Canada and the United States, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

THE COMPANY HAS A DEPENDENCE UPON KEY MANAGEMENT EMPLOYEES, THE ABSENCE OF WHICH WOULD HAVE A NEGATIVE EFFECT ON THE COMPANY'S OPERATIONS
The Company strongly depends on the business and technical expertise of its management and key personnel, including Rudi Fronk, President. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company's operations. The Company does not carry any formal services agreements between itself and its directors. The Company does not carry any "Key Man" Life Insurance.

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

THE COMPANY COULD BE DEEMED A PASSIVE FOREIGN INVESTMENT COMPANY WHICH COULD HAVE NEGATIVE CONSEQUENCES FOR U.S. INVESTORS
The Company could be classified as a Passive Foreign Investment Company ("PFIC") under the United States tax code. If the Company is declared a PFIC, then owners of the Company's Common Stock who are U.S. taxpayers generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company's shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the Common Stock.

U.S. INVESTORS MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST THE COMPANY OR ITS DIRECTORS, CONTROLLING PERSONS AND OFFICERS
It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in Canada under the Canada Business Corporation Act. A majority of the Company's directors and officers are residents of Canada and a substantial portion of the Company's assets and its subsidiaries are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

FORWARD LOOKING STATEMENTS

Certain Statements presented herein contain certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.


ITEM 4.   INFORMATION ON THE COMPANY

DESCRIPTION OF BUSINESS
-----------------------

INTRODUCTION
------------

The Company's executive office is located at:
172 King Street East, 3rd Floor, Toronto, Ontario M5A 1J3
Telephone: (416) 367-9292
Facsimile: (416) 367-2711
E-Mail: info@seabridgegold.net
Website: www.seabridgegold.net

The Contact person in Toronto is Rudi Fronk, President and CEO.

The Company currently leases its executive offices in Toronto on a sub-lease from the Academy of Canadian Cinema and Television. The lease covers the entire 3rd floor of a building located at 172 King Street East, Toronto, Ontario, Canada. The original sublease was effective January 21, 1999 and expired February 28, 2004. The sublease was renewed commencing March 1, 2004 and expires February 28, 2009. The initial rent was for $4,265 per month, and is adjusted annually based upon a building cost operating adjustment. Current monthly rent is approximately $3,900.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "SEA" and on the American Stock Exchange under the symbol "SA".

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. As of December 31, 2004, the end of the most recent fiscal year, there were 29,714,785 common shares issued and outstanding and no preferred shares issued and outstanding.

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


                               [GRAPHIC OMITTED]


--------------------
(1) The Company's 100% interest in the Kerr-Sulphurets property is subject to the terms of an option agreement with Noranda Inc. under which Noranda Inc. can earn up to a 65% interest in the property. See "Narrative Description of the Business - Kerr Sulphurets Project - Summary".

(2) The Company's 100% interest in the Quartz Mountain project is subject to the terms of an option agreement with Quincy Resources Inc. under which Quincy can earn up to a 62.5% interest in the property.

Currently, the Company conducts operations in both Canada and the United States. As of December 31, 2004, the Company's non-current assets were located as follows:

United States: $15,482,182
Canada:        $ 7,293,758

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

In February 2000, the Company acquired an option to purchase 100% of the Grassy Mountain gold project located in eastern Oregon from Atlas Precious Metals Inc. In March 2003, the Company completed the purchase of the Grassy Mountain project by paying Atlas US$600,000.

In June, 2000, the Company entered into a Letter of Intent with Placer Dome
(CLA) Limited to acquire a 100% interest in the Kerr-Sulphurets project located in the Iskut-Stikine River region, approximately 20 km southeast of the Eskay Creek Mine in British Columbia. The Company agreed to issue Placer 500,000 common shares, 500,000 common share purchase warrants exercisable at $2.00 per share for two years and grant a 1% NSR royalty for the property. In June 2001, Seabridge completed the acquisition of Placer Dome's 100% interest in the project. In September 2002, the Company announced it had entered into an agreement with Noranda Inc. whereupon Noranda can earn a 50% interest in the project by spending $6,000,000 on exploration at the project within 6 years. Noranda can earn an additional 15% interest by funding all costs to complete a feasibility study. If, after earning its 50% interest, Noranda elects not to proceed with a feasibility study, Seabridge has the option to acquire Noranda's interest for $3,000,000. After having earned its 50% interest, Noranda has the right to delay its decision to proceed with a feasibility study for up to three years by either spending $1.25 million per year on the property or making payments to Seabridge which would total $1.5 million over the three-year period. Noranda expects to commence a 3,000-meter drill program at Kerr-Sulphurets in 2005.

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

In November 2000, the Company acquired a 100% leasehold interest in the Hog Ranch gold project in northern Nevada. The Company paid Platoro West Inc. US$75,000 and issued 500,000 common shares to Platoro for a 100% interest in the project. The Company also granted Platoro a sliding 3-5% NSR on precious metals produced and a 3.5% NSR from all other metals produced. In August 2003, the Company granted Romarco Minerals an option to earn a 60% interest in the Hog Ranch gold project in Nevada. Romarco can earn a 60% interest by spending $2.5 million in exploration and project holding costs and issuing to the Company 1.5 million Romarco common shares, by December 31, 2007. In February 2005, Romarco terminated its interest in Hog Ranch and the property reverted to the Company.

In December 2001, the Company entered into an agreement to acquire a 100% interest in the Quartz Mountain Gold Project located in Lake County, Oregon. Seabridge agreed to pay to Quartz Mountain Gold Corporation US$100,000 cash, 300,000 shares, 200,000 warrants and a 1% NSR for Quartz Mountain's 100% interest in the project. In addition, the Company agreed to pay a 0.5% NSR on the property as a finders fee. The acquisition was completed in January 2002. In October 2003 the Company granted Quincy Resources Inc. an option to earn a 50% interest in the Quartz Mountain gold project, excluding the existing gold resources. Under certain conditions Quincy can increase its interest to 62.5%. Quincy conducted a drill program at Quartz Mountain during 2004 and intends to conduct additional drilling during 2005.

In December 2001, the Company entered into an agreement to acquire a 100% interest in the Red Mountain Gold Project and related assets located near Stewart, British Columbia. Seabridge agreed to issue to North American Metals Corporation 800,000 common shares in exchange for a 100% interest in the project and the assumption by Seabridge of all liabilities, including reclamation and underlying lease obligations, associated with the project. The transaction was completed in April 2002. In 2003, the Company commissioned SRK to undertake an engineering study on the Red Mountain project. The SRK study was completed in August 2003.

In May 2002, the Company reached agreement to purchase a 100% interest in the Courageous Lake Project located in the Northwest Territories, Canada. Seabridge paid former owners Newmont Canada Limited and Total Resources (Canada) US$2,500,000 and granted a 2.0% NSR for 100% of the project. Seabridge also agreed to pay Newmont and Total up to an additional US$3,000,000 depending upon the price of gold. The purchase was closed in July 2002. In April 2003, the Company made a US$1,500,000 payment to Newmont and Total which was triggered by the price of gold reaching US$360 per ounce. A final payment of US$1,500,000 was due to Newmont and Total when the price of gold exceeds US$400 for 10 consecutive days. This final payment was made in February 2004. In November 2002, the Company commissioned Hatch Inc. to prepare an independent engineering study on the project which is expected to be completed in April 2005. In addition, during the summer of 2003 the Company identified 12 new exploration targets at Courageous Lake. During 2004 the Company conducted a drill program on select targets and expects to conduct additional drilling during 2005.

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

[GRAPHIC OMITTED]

HOW ACQUIRED

In May 2002, Seabridge entered into a purchase agreement with Newmont Canada Limited and Total Resources Canada Limited on the Courageous Lake project comprised of 17 mining leases covering 18,178 acres. Under the purchase agreement, Seabridge paid Newmont/Total US$2.5 million in cash and granted them a 2.0% NSR and agreed that it would be liable to make two (2) further payments of US$1.5 million, each subject to the price of gold passing certain thresholds, for a 100% interest in the property. A further US$1.5 million was paid to Newmont/Total in April 2003 as a result of the spot price of gold closing above US$360 per ounce for 10 consecutive days, which occurred in February. A further US$1.5 was payable to Newmont/Total 60 days after the spot price of gold closes at or above US$400 per ounce. This final payment was made in February 2004. The purchase by Seabridge closed on July 31, 2002. Upon acquiring the Courageous Lake project, Seabridge assigned its right thereto to its wholly owned subsidiary, 5073 N.W.T. Ltd. The obligations of 5073 N.W.T. Ltd. under the agreement, including the payment of the royalty, is secured by a debenture under which the vendors have been granted a security interest in the Courageous Lake property. Subsequent to this acquisition, Seabridge staked contiguous open ground totaling an additional 48,905 acres in 42 mining claims of which a portion is subject to the terms of the purchase agreement, including the 2% royalty. In 2004, an additional property was optioned in the area ("Red 25"). Under the terms of the agreement, the Company paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year. In addition, the property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price.

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

In late 1987, Noranda completed an in-house preliminary resource estimate. Based upon this work, a two-year underground exploration program was initiated. The program was designed to establish an underground mining reserve, access material for bulk metallurgical sampling and provide engineering information for mine design and planning. The shaft was timbered and completed to a depth of 472.6 meters in April 1989. Drifting on the target zone occurred between May to November 1989 and totaled 1,948.2 meters. Both lateral drifts and sub-vertical raises were completed and provided access to bulk sample locations and diamond drilling stations along the strike of the target zones. Approximately 200 vertical meters and 750 to 8000 of strike length of the mineralized zone were tested by underground drill holes. Additional horizontally fanned holes were drilled on 25-meter centers to aid in the interpretation of the target zone. Underground drilling was completed in November 1989 and totaled 27,459.25 meters in 125 diamond drill holes.

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

CURRENT AND PLANNED WORK

In late 2002, Seabridge engaged Hatch Inc., a leading independent consulting firm, to undertake a scoping study for Courageous Lake. During 2003, preliminary reports were completed on key mining and metallurgical issues relating to the project. The first of these reports concluded that a large-scale, open-pit operation provided the best potential to recover the known gold resource at Courageous Lake. The second report examined the project's gold to sulphur ratio, concluding that the data for Courageous Lake compares favourably with other operating refractory gold mines. The most recent report concluded from metallurgical test work conducted by SGS-Lakefield under the supervision of Hatch that the Courageous Lake's FAT deposit can produce a high-grade flotation concentrate that captures 93-94% of mill feed gold content at a relatively coarse grind. Hatch also estimated that a refractory process to treat this concentrate should ultimately recover 90-92% of mill feed gold content. In January 2004, Seabridge authorized Hatch to upgrade capital and operating cost estimates in its Courageous Lake scoping study to pre-feasibility levels to better define the economics of the project. As a result of a 2004 drilling program, the Company commissioned a new independent resource estimate for the FAT deposit which was completed in December 2004. The new resource model will be incorporated in the Hatch study, which is now expected to be completed in April 2005.

During a 2003 summer exploration program, Seabridge successfully identified 12 gold targets at Courageous Lake with characteristics similar to the existing FAT zone at the project. The Company also identified significant drill core from previous owners of these targets which had not been assayed. The drill core, an estimated 110,000 meters, was retained on the property but never evaluated for bulk mineable potential. From September through December of 2003, Seabridge conducted a program to evaluate and prioritize these 12 targets by sampling and assaying available core. The results from this program confirmed that nine of the 12 targets have the potential to host bulk mineable deposits similar to FAT. Of these nine targets, four have been consolidated into what is now called the Salmita Zone and five have been consolidated into what is now called the Tundra Zone. A 10,000-meter core drill program was conducted by Seabridge during 2004 that focused on testing the Salmita and Tundra Zones as well as the potential strike extension of the FAT zone and the FAT hanging wall zone.

In 2004, drill testing of selected priority targets was undertaken by the Issuer. The program was conceived in 2 stages, initial testing for strataform gold concentrations similar to the FAT Deposit and sectional drilling for potential resource additions. The initial program intended to test 3 target areas, Olsen Lake, Walsh Lake and the South FAT Extension. Ground conditions precluded a test of the Walsh Lake target, but the other targets were tested. Results from the initial stage of the program lead Seabridge to initiate sectional drilling on the South FAT Extension. The South FAT Extension was a projection of the previous resource model where little work had been completed. Surface and initial drilling results indicated that 300 meters of strike could be added to the FAT Deposit with the completion of sectional drilling. The second stage of the 2004 program completed the sectional drilling on 50-meter section lines across these 300 meters of strike.

The Company estimates its annual holding costs of the Courageous Lake Project to be $186,000 with $136,000 of these costs paid to the Department of Indian Affairs and Northern Development, Northwest Territories and the remaining $50,000 as an option payment on the Red 25 claim payable to Bathurst Inlet Developments (1984) Ltd.

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

In 1990, Atlas commissioned Kilborn Engineering ("Kilborn") to complete a feasibility study on Grassy Mountain. Based on the positive Kilborn study, Atlas sold the property to Newmont Exploration Ltd. in September 1992 for US$30 million plus a 5% net smelter royalty interest. Newmont continued the property evaluation through August 1994, completing an additional 13 core and reverse circulation holes while concentrating on the higher-grade ore zones. At the conclusion of its exploration programs, Newmont determined the property did not currently meet its project criteria and returned the project to Atlas in September 1996.

In January 1998, Atlas executed an agreement with Tombstone Exploration Company Ltd. and associated sister company Orinoco Gold Inc. ("Tombstone"), whereby Tombstone was granted the option to purchase 100% of the property. Exploration work during Tombstone's initial program at Grassy Mountain included 8,500 of reverse circulation and core drilling in 10 drill holes. Prior to the drill program and execution of the definitive option agreement, Tombstone completed an extensive review of previous work at the property and commissioned an economic study of alternative development scenarios by Pincock, Allen and Holt ("PAH"). A second phase drill program was proposed by Tombstone to assess the highly prospective structural trends identified by geophysics, and to upgrade previous mineralization models. Due to a downturn in the resource market and its resulting inability to raise venture capital during 1998 forced Tombstone to return Grassy Mountain to Atlas in May 1998.

ENVIRONMENTAL/REGULATORY INFORMATION

The Bureau of Land Management (BLM), through its Vale District office, is the lead agency responsible for the Grassy Mountain area. In 2000, Seabridge retained Gochnour & Associates of Parker, Colorado ("Gochnour") to undertake an environmental review and regulatory permitting due diligence on Grassy Mountain. The report of Gochnour, prepared by Lee "Pat" Gochnour, is entitled "Grassy Mountain Project Permitting/Environmental Report" (the "P/E Report") and dated June 27, 2000. The Gochnour study examined three potential scenarios: (1) open-pit mining with a combination of heap-leach and milling processing; (2) underground mining with on-site milling; and (3) underground mining with off-site milling. Gochnour concluded that each of the development scenarios is permittable under current federal and state law. To complete the permitting process, Gochnour estimates that the open-pit scenario would take 3-5 years to permit once a Plan of Operations ("POO") had been submitted. Gochnour estimated the permitting time frame for the underground scenarios at 2-3 years after the POO was submitted. Gochnour also reviewed the extensive database of all previous environmental and baseline work and estimated the cost and time frame associated with bringing the work up to date. In aggregate, Gochnour estimated a minimum of one year to bring the base-line work up to date at a cost of approximately US$500,000. Gochnour recommended that this work be performed concurrently with the preparation of a final feasibility study.

CURRENT AND PLANNED WORK

During 2005, the Company plans to conduct a program to re-examine the economic potential for both the open pit and underground development scenarios at Grassy Mountain and choose the appropriate path for future work.

Holding costs of the property are currently approximately US$93,000 annually broken down as follows:

     a) US$20,000 paid to the United States Bureau of Land Management and Malheur County, Oregon;

     b) US$30,000 paid to Sherry & Yates, a Montana Corporation, as an annual advance royalty, escalating by US$5,000 per year to a maximum of US$60,000;

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


[GRAPHIC OMITTED]

HOW ACQUIRED

Seabridge entered into a Letter of Intent with Placer Dome in June 2000 to acquire a 100% interest in Kerr-Sulphurets. On March 27, 2001, the Company and Placer Dome executed a definitive acquisition agreement and the acquisition closed in June 2001. At closing, the Company issued Placer Dome (i) 500,000 common shares of Seabridge; (ii) 500,000 common share purchase warrants, exercisable by Placer Dome at C$2.00 per share for two years; and (iii) a 1% net smelter royalty interest on the Project, capped at C$4.5 million. Seabridge will be obligated to purchase the 1% net smelter royalty from Placer Dome for $4.5 million in the event that a positive feasibility study demonstrates a 10% internal rate of return after tax and financing costs.

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

There is a further underlying agreement between Placer Dome Inc. and Newhawk Gold Mines Ltd. dated February 4, 1992, whereby the advance annual royalties payable to Dawson are being paid two-thirds by Placer Dome and one third by Newhawk. This split is based on the fact that two of three claims, namely the XRAY 2 and 6, are now part of Placer Dome's Sulphurets Property and the XRAY 8 is on Newhawk's property.

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

The project consists of two separate gold zones, Kerr and Sulphurets. Each consists of separate and unique structures and are discussed separately below:

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

In 1960, claims on the Sulphurets property were staked by Granduc Mines Ltd. and some independent prospectors. Exploration including diamond drilling was completed over an eight-year period on Sulphurets Gold, Main Copper and Quartz Stockwork Zones by Granduc and the Newmont Mines Joint Venture. From 1971 to 1975 Granduc continued exploration on the Sulphurets Property. From 1980 to 1985, Esso Minerals optioned the Sulphurets Property from Granduc with in order to explore for porphyry molybdenum, bulk mineable copper-molybdenum-gold and gold-bearing vein type deposits. In 1985, Esso surrendered its interest in the Sulphurets Property to Granduc.

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

In 1989, fieldwork completed by Placer Dome included additional diamond drilling to extend the Kerr deposit to a strike length of more than 1,600 meters. In 1990, Placer Dome completed a major diamond drill program on the Kerr Property to further define the deposit. Placer further completed a major diamond drill program on the Sulphurets Gold Zones and adjoining Kerr deposit during the summer of 1992, with the total exploration expenditures incurred by Placer on the Kerr-Sulphurets property through to year-end 1992 was C$6.6 million.

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

CURRENT AND PLANNED WORK

On September 17, 2002, the Company entered into an agreement with Noranda Inc. whereupon Noranda may earn an interest in the project. The agreement allows Noranda to earn a 50% interest in the project by spending $6,000,000 on exploration within 6 years. Noranda may earn a further 15% by funding all costs to complete a feasibility study on the project. If, after earning its 50% interest, Noranda elects not to proceed with a feasibility study, Seabridge has the option to acquire Noranda's interest for $3,000,000. After having earned its 50% interest, Noranda has the right to delay its decision to proceed with a feasibility study for up to three years by either spending $1.25 million per year on the property or making payments to Seabridge which would total $1.5 million over the three-year period.

During 2003 and 2004, Noranda conducted field programs at Kerr-Sulphurets designed to explore outside the known deposits in order to expand the known resources. The programs consisted of mapping, rock and soil sampling, and IP surveys. The size of mineralized zones at Iron Cap, Mitchell and Main Copper were expanded into areas of recent glacier retreat which were not accessible by Placer Dome. For 2005, Noranda is planning to conduct a $1,000,000 helicopter supported drill program targeting untested mineralized zones and geophysical anomalies.

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

                               [GRAPHIC OMITTED]


HOW ACQUIRED

Effective December 31, 2001, the Company agreed to acquire a 100% interest in the Red Mountain project from North American Metals Corp. ("NAMC"), a subsidiary of Wheaton River Minerals Ltd. ("WRM"). Closing of the acquisition was completed in April 2002. At closing, the Company issued NAMC 800,000 common shares of the Company in exchange for a 100% interest in the Red Mountain project which includes 106 mineral claims comprising 19,030 hectares; all project data including an extensive, high-quality data base and drill core repository; an office/warehouse building in Stewart; a large complement of mining equipment at the Red Mountain site which has been independently valued at approximately $0.5 million; mineral exploration permit MX-1-422 and a related $1.5 million cash reclamation deposit lodged with the B.C. Mines Ministry. In January 2002, WRM filed a revised reclamation plan with the B.C. Mines Ministry which has reduced the $1.5 million cash reclamation deposit to $1.0 million. Of the $500,000 that was released by the Ministry, $350,000 was retained by Seabridge and $150,000 was paid to WRM. During 2003 Seabridge purchased additional claims at Red Mountain totaling 1,145 hectares.

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

HOW ACQUIRED

In December 2001, the Company entered into an Asset Purchase & Sale and Royalty Agreement with Quartz Mountain Gold Corp. whereby Seabridge agreed to acquire 100% of the Quartz Mountain Gold Project in consideration of the following payments to Quartz Mountain Gold Corp. US$100,000 in cash; 300,000 common shares of Seabridge; 200,000 common share purchase warrants, exercisable for two years at a price of $0.90 per share (exercised in 2003); and a 1% NSR in the project. Closing of the acquisition was completed in January 2002. Additionally, a 0.50% NSR will be payable to an unrelated third-party as a finder's fee.

On October 15, 2003, the Company signed an option agreement with Quincy Resources where Quincy can earn an initial 50% interest in the project (not including the "Excluded Ounces" as defined below") by spending $1,500,000 on exploration at the project on or before October 15, 2008 under the following schedule.

                 Date                        Required Expenditure Amount

                 By October 15, 2004              $100,000 (completed)
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

To further study the permitting issues at Quartz Mountain, Seabridge retained Gochnour & Associates of Parker, Colorado ("Gochnour") to undertake an environmental review and regulatory permitting due diligence on Quartz Mountain. The report of Gochnour is entitled "Quartz Mountain Project;
Permitting/Environmental Report" (the "QMP P/E Report") and dated November 28, 2001.

The Gochnour study examined various potential development scenarios including an open pit and/or underground mining operations. Processing Alternatives include on-site milling and/or heap leach technology utilizing cyanide, and off-site processing (toll milling). Waste disposal alternatives include overburden stockpiles adjacent to the orebody (under an open pit scenario). With an underground or combination open-pit/underground mining scenario, waste could be used as backfill and/or stockpiled on the surface, adjacent to mining operations. Each Alternative would require the preparation of a different reclamation strategy. Gochnour concluded that each of the scenarios is permittable under current federal and state law. To complete the permitting process, Gochnour estimates that the open-pit scenario would take 3-5 years to permit once a Plan of Operations ("POO") had been submitted. Gochnour estimated the permitting time frame for the underground scenarios at 2-3 years after the POO was submitted.

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

CURRENT AND PLANNED WORK

During 2004, Quincy completed approximately 4,000 meters of core drilling at the property designed to test for higher grade feeder zones. Quincy plans to conduct additional drilling in 2005. Annual holding costs at the project are approximately US$10,000 primarily paid to the U.S. Bureau of Land Management.

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

In August 2003, the Company granted Romarco Minerals an option to earn an initial 60% interest in the property by spending US$2.5 million on exploration and issuing to Seabridge 1.5 million Romarco common shares by December 31, 2007. In February 2005 Romarco terminated its rights under the agreement and the property reverted back to the Company.

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

CURRENT AND PLANNED WORK

In 2004 Romarco completed two phases of drilling at Hog Ranch. The initial phase of drilling consisted of a total of 725 meters in three rotary-reverse circulation drill holes that were designed to begin testing bonanza gold vein targets below and around the previously mined Geib Pit. One of the holes intersected 21.3 meters averaging 5.23 grams of gold per tonne. Included in this intercept were two 1.5-meter high-grade intercepts which assayed 28.7 grams of gold per tonne and 17.2 grams of gold per tonne respectively. Romarco's second phase of drilling consisted of approximately 1,400 meters in six diamond drill core holes. The purpose of the program was to begin testing bonanza gold vein targets below and around the previously mined Geib and Krista Pits and to try to expand on the significant mineralization encountered in Romarco initial phase o drilling. The highlight of the second phase program was 1.5-meter intercept that assayed 15.3 grams of gold per tonne. In February 2005 Romarco terminated its rights under the agreement and the property reverted back to the Company.

There is no immediate exploration planned at Hog Ranch for the current year. Current holding costs at Hog Ranch are estimated to be US$47,000 per year including $34,500 in payments to the US Bureau of Land Management and Washoe County, Nevada, and an annual advanced royalty payment of US$12,500 to Platoro West Inc. The annual advanced royalty payment to Platoro increases by US$2,500 per year to a maximum of US$20,000 per year.

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

[GRAPHIC OMITTED]


HOW ACQUIRED

In October 2000, the Company acquired a 100% leasehold interest in the Castle/Black Rock gold from Platoro West Inc. The purchase agreement included the Company issuing 5,000 common shares to Platoro and for annual advance royalty payments of US$7,500 in the first year, US$8,500 in year 2, US$17,500 in year 3, and thereafter US$25,000 annually. Additionally, Seabridge is required to maintain the 2,500-acre claim block in good standing at an estimated annual cost of US$15,000. Should production commence at Castle/Black Rock, Platoro West will be paid a net smelter royalty ranging from 3% when gold is less than $320 per ounce, to 5% when gold is greater than $500 per ounce. In addition, Platoro will be paid a royalty of 3.5% on gross proceeds from any other metals produced. Seabridge retains the right to buy back half of the royalty at any time for US$1.8 million.

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

PREVIOUS EXPLORATION

Outcropping gold mineralization was discovered by a Tonopah prospector in the 1960s in the hills just northwest of Black Rock and Highway US 95/6. The mineralization was explored at that time by a 50-foot deep shaft (Boss Mine) and some dozer trenches plus 2 diamond and 8 rotary drill holes.

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

In October 1996, Fischer-Watt Gold Company (FWG) purchased the Castle property, consisting of 20 "CP" claims, from Kennecott. They staked an additional 32 lode claims around the periphery of the Kennecott block. The surrounding ground to the west and south, including the Berg and Black Rock zones, was staked by Platoro Resources, LLC earlier in that same year. In January 1998, the property was optioned from FWG by Zephyr Resources. Subsequent to Zephyr Resources, Cordex Exploration Co (a 100% subsidiary of Ray rock Resources Inc.) leased the FWG properties and conducted additional exploration activities, including RC drilling. In 1999 Glamis Gold acquired Ray rock and the Castle/Black Rock project was dropped. Later in 1999, Platoro acquired the FWG ground, thereby consolidating the property positions under a single owner.

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

PACIFIC INTERMOUNTAIN GOLD CORPORATION PROJECTS

The Company owns a 100% interest in Pacific Intermountain Gold Corporation ("PIGCO"), a private company focused on the acquisition and exploration of early-stage gold and silver properties in Nevada. The Company's ownership interest in PIGCO is subject to a 10% net profits interest held by a previous minority shareholder in PIGCO.

ALL OF PIGCO'S PROPERTIES ARE WITHOUT KNOWN MINERAL RESERVES AND ARE AT THE EXPLORATION STAGE; PIGCO'S CURRENT EFFORTS ARE EXPLORATORY IN NATURE.

To date, PIGCO has staked approximately 1,800 claims, or about 36,000 acres, of mineral exploration land in Nevada. This acreage covers more than 20 identified gold exploration targets, with most of the property located in Nye County. All lands in the area are managed by the US Bureau of Land Management, and annual holding costs of the property are approximately US$250,000 plus an additional US$99,500 in underlying lease payments.

Seabridge and its partner in PIGCO intend to seek joint-venture partners to carry out exploration on the majority of the staked lands. However, Seabridge intends to maintain certain properties for its own exploration portfolio and conduct work on these properties in the future.

In October 2002, Seabridge announced that PIGCO had granted an option to Castleworth Ventures, a public company traded on the TSX Venture Exchange, to acquire a 50% interest in the Thunder Mountain gold project located near Tonopah, Nevada. In late 2004, Castleworth terminated its rights under the option agreement and the project reverted to PIGCO.

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


ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW
--------

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles

(GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote #11 to its audited annual financial statements for the year ended December 31, 2004. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.2034 as of December 31, 2004.

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

RESULTS OF OPERATIONS
---------------------

FISCAL YEAR ENDED DECEMBER 31, 2004 COMPARED TO FISCAL YEAR ENDED
DECEMBER 31, 2003

The Net Loss for the year ended December 31, 2004 totaled $1,226,000 or $0.04 per share compared to $1,338,000, or $0.05 per share for the year ended December 31, 2003. The loss in 2004 was reduced by a $575,000 income tax recovery largely relating to the recognition of the Company's tax assets after renouncing the Canadian Exploration Expenses to the investors of the flow-through financings completed in 2003. Also in 2004, Pacific Intermountain Gold Inc. ("PIGCO") a subsidiary of the Company sold shares which it had received on optioning out a mineral property resulting in a gain of $75,000 offset by $19,000 representing the minority interest in the gain. Corporate and general expenses increased by $867,000 in 2004 over 2003. Approximately 39% of this increase was due to increased investor relations activities including listing on the American Stock Exchange and investor communications. Approximately 27% of the increase in corporate and general expenses was due to higher salaries and benefits for senior personnel and the hiring of a Chief Financial Officer. A further 15% of the increase reflects a full year of directors' fees which the Company commenced paying in mid 2003 as well as the introduction of a comprehensive directors and officers liability insurance policy. About 12% of the increase was due to the recognition of the accretion for costs of reclamation liabilities. Finally, about 6% of the increase was due to higher costs of regulatory compliance, principally accounting and legal fees required by changes in regulations. In 2003, the Company wrote off the Tobin Basin exploration project in Nevada amounting to $342,000 due to unsuccessful exploration results.


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

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company's working capital position, at December 31, 2004, was $4,220,000. Subsequent to the yearend, the Company completed a private placement for gross proceeds of $2,125,000 which the Company intends to use for activities at its Courageous Lake project.

The Company maintains its excess cash in both cash and cash equivalents, which are demand accounts and investments with maturities less than 90 days, and in short-term investments, which are investments with maturities greater than 90 days at the date of purchase. Management balances the investments with its cash needs and anticipated spending.

Over the next 12 months, the Company anticipates spending $2.4 million on project holding costs and corporate G&A, and approximately $3.5 million for property exploration and engineering studies. The majority of the exploration and engineering costs are expected to be used on the Courageous Lake Project. With the closing of the recent private placement financing of $2.1 million, the Company believes it has sufficient cash on hand to fund its expected expenditures for the 12 months ending December 31, 2005.

Ongoing property holding costs and corporate G&A beyond 2005 are expected to total approximately $2.4 million per year. These costs are expected to be funded through cash on hand, proceeds from the exercise of warrants and options as well as new equity and/or debt financings.

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

YEAR ENDED DECEMBER 31, 2004

The Company's working capital position, at December 31, 2004, was $4,220,000 an increase of $2,334,000 compared to $1,886,000 at the prior year-end. Included in working capital, in 2004, was $1,170,000 (2003 - $1,526,000) in cash from flow-through share financings which will be used in 2005 for exploration at the Courageous Lake property. Included in accounts payable at December 31, 2003 was an amount of US$1,500,000 (CDN$1,949,750) due under the terms of the acquisition agreement to the former owners of the Courageous Lake property as the price of gold reached US$400 in December 2003. In April 2004, the Company secured an equity financing of $5.4 million in gross proceeds consisting of 1,200,000 common shares at $4.50 per share. In September 2004, the Company completed a $2.3 million flow-through financing consisting of 505,000 common shares at $4.50 per share. Also in 2004, the Company received cash of $563,000 from the exercise of warrants and $213,000 from the exercise of options. In 2004, total financing received was $8,241,000 compared to $7,467,000 in 2003. In February 2005, the Company secured an additional $2.1 million in flow-through financing consisting of 500,000 common shares at $4.25 per share. This amount plus flow-through funds on hand at December 31, 2004, is expected to satisfy planned expenditures on Courageous Lake for 2005. Other funds on hand plus anticipated exercise of warrants by June 2005 are expected to provide adequate working capital for other projects costs plus corporate and administrative expenses.

Cash and short-term deposits at December 31, 2004 were $2,788,000, up from $2,443,000 at December 31, 2003. In addition to the stated cash and short-term deposits, the Company had $1,170,000 in cash from flow-through share financings which will be used in 2005 for exploration at the Courageous Lake property.

Operations activities used $1,764,000 in 2004 compared to $816,000 in the prior year due to increased corporate activities in 2004 including listing the Company on the American Stock Exchange. Cash expenditures on Mineral Interests including the capital assets were $6,714,000 comparable to the $5,555,000 cash expenditures in 2003. The major property expenditures in 2004 were for Courageous Lake exploration and to a much smaller extent Grassy Mountain exploration and for the PIGCO property land maintenance costs.

YEAR ENDED DECEMBER 31, 2003

The Company's working capital position, at December 31, 2003, was $1,889,000, a decrease of $1,930,000 compared to $3,819,000 at the prior year-end. Included in working capital, in 2003, was $1,526,000 in cash from flow-through share financings which will be used in 2004 for exploration at the Courageous Lake property. Included in accounts payable at December 31, 2003 was an amount of US$1,500,000 (CDN$1,949,750) due under the terms of the acquisition agreement to the former owners of the Courageous Lake property as the price of gold reached US$400 in December 2003.

Cash and short-term deposits at December 31, 2003 were $2,443,000, down from $3,624,000 at December 31, 2002. In addition to the stated cash and short-term deposits, the Company had $1,526,000 in cash from flow-through share financings which will be used in 2004 for exploration at the Courageous Lake property. Operations activities used $816,000 in 2003 compared to $982,000 in the prior year due to lower overall cash operating expenditures in 2003. Cash expenditures on Mineral Interests were $5,523,000 comparable to the $5,855,000 cash expenditures in 2002. The major property expenditures in 2003 were for the Courageous Lake acquisition and exploration, the Grassy Mountain acquisition and for the PIGCO properties. As part of the Grassy Mountain acquisition, an investment in shares of a private exploration company was made for US$500,000 (CDN$749,450). The private company subsequently merged with another private exploration company and it is expected that the resulting company will become public during 2005. Financing activities in 2003 included equity issuances including warrant and option exercises that provided cash of $7,467,000 similar to the $7,278,000 in 2002. The financing sources included a private placement, two flow-through private placements, and option and warrant exercises. In addition, the $800,000 convertible debenture, which was outstanding at December 31, 2002, was converted along with interest due thereon into common shares of the Company in April 2003.


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

The reader is advised to consult Seabridge's audited annual financial statements for the period ending December 31, 2004, particularly Note #11, Reconciliation to United States Generally Accepted Accounting Principles, for the quantification of the differences.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles
(GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Note 12 to the 2004 audited financial statements. The value of the Canadian Dollar in relationship to the US Dollar was $1.2034 as of December 31, 2004.

RESEARCH AND DEVELOPMENT
------------------------

The Company conducts no Research and Development activities, nor is it dependent upon any patents or intellectual property licenses.

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

                                   Table No. 4
                             Contractual Obligations

CONTRACTUAL OBLIGATIONS ($,000)               Payments due by period
-------------------------------  -----------------------------------------------
                                  Total   2005   2006-8   2009-10  After 2010
-------------------------------  -----------------------------------------------
Mineral interests                 9,270   1,219   3,876    2,777     1, 398
Reclamation liabilities           1,293       -       -        -     1,293
                                 -----------------------------------------------
                                 10,563   1,219   3,876    2,777     2,691
                                 -----------------------------------------------


Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company's interest in the mineral projects.


ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Table No. 5 lists as of March 15, 2005 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are citizens of Canada, except William Calhoun, Vahid Fathi, Louis Fox and Rudi Fronk, all of whom are citizens of the United States.

                                   Table No. 5
                                    Directors

                                                              Date First
Name                                  Age                 Elected/Appointed
---------------------------------------------------------------------------

James Anthony (3)                     57                     October 1999
Rudi Fronk                            46                     October 1999
Frederick Banfield (2,3)              62                     October 1999
William Calhoun (1,2)                 72                    February 2000
Vahid Fathi (1,2)                     55                    December 1999
Henry Fenig                           59                    November 2001
Louis Fox (1,3)                       62                     January 2000

--------------------

(1)  Member of Audit Committee.
(2)  Member of Compensation Committee
(3)  Member of Corporate Governance Committee

Table No. 6 lists, as of March 15, 2005 the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. Messrs. Fronk and Threlkeld are citizens of the United States.
Mr. Chisholm is a citizen of Canada.

                                   Table No. 6
                               Executive Officers

                                                                 Date of
Name                Position                    Age              Appointment
--------------------------------------------------------------------------------

Rudi Fronk          President                   46              October 1999
William Threlkeld   Senior Vice President       50             November 2001
Roderick Chisholm   Secretary and CFO           55               August 2004


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

William Calhoun is President of W.M. Calhoun Inc., an independent consultant that provides consulting services to the minerals industry in the areas of mining operations, mine planning, mine design, ore reserves and environmental issues. From 1972 through 1981, Mr. Calhoun served as President and CEO of Day Mines, Inc., an American Stock Exchange Company with mining operations in the western United States that was acquired by Hecla Mining. In 1981 Mr. Calhoun's extensive public service record includes membership on President Ronald Reagan's Strategic Minerals Task Force, President Gerald Ford's Inflation Task Force; Director of the Silver Institute; Trustee of the Northwest Mining Association; Chairman of the Mining Advisors Committee to the Governors of Washington and Idaho; President of the Idaho Mining Association; Chairman of Advisory Committee of Idaho College of Mines; and numerous other civil and professional organizations. Mr. Calhoun has a Bachelor of Science degree in Mining/Geology from the University of Texas. Mr. Calhoun spends less than 10% of his time on Seabridge business.

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

Roderick Chisholm was appointed Secretary of Seabridge in June 2003 and Chief Financial Officer of Seabridge in August 2004. Since 1981, Mr. Chisholm has been a financial officer and corporate secretary of a number of Canadian junior exploration companies. Prior thereto he was an audit manager with Deloitte & Touche LLP, Chartered Accountants. Mr. Chisholm is a Chartered Accountant and spends approximately 60% of his time on Seabridge business.

Other than as set forth below, no Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony. Mr.
Chisholm served as Secretary-Treasurer of Canuc Resources Corp. (CDN-OTC:CANC) in 2000 when a cease trade order was issued halting all trading of the common shares of Canuc due to failure to file financial statements. The cease trade order remains in effect as of the date hereof.

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

                                   Table No. 7
                           Summary Compensation Table
             All Figures in Canadian Dollars unless otherwise noted


                                                   Options           Other
Name                      Year       Salary       Granted (1)     Compensation
----                      ----       ------       -----------     --------------
Rudi Fronk,               2004       $250,000         Nil            $43,269
President/Director        2003       $180,000         Nil            $14,348 (2)
                          2002       $150,000       250,000          $17,234 (2)
--------------------------------------------------------------------------------

James Anthony,            2004          Nil           Nil           $132,500
Chairman                  2003          Nil           Nil            $60,000
                          2002          Nil         250,000          $40,000
--------------------------------------------------------------------------------
Frederick Banfield,       2004          Nil           Nil           US$15,000
Director                  2003          Nil           Nil           US$7,500
                          2002          Nil          25,000            Nil
--------------------------------------------------------------------------------




William Calhoun,          2004          Nil           Nil           US$15,000
Director                  2003          Nil          65,000         US$7,500
                          2002          Nil           Nil              Nil
--------------------------------------------------------------------------------
Vahid Fathi,              2004          Nil           Nil           US$15,000
Director                  2003          Nil           Nil           US$7,500
                          2002          Nil          30,000            Nil
--------------------------------------------------------------------------------
Henry Fenig,              2004          Nil           Nil           US$15,000
Director                  2003          Nil           Nil           US$7,500
                          2002          Nil          80,000            Nil
--------------------------------------------------------------------------------
Louis Fox,                2004          Nil           Nil           US$15,000
Director                  2003          Nil           Nil           US$7,500
                          2002          Nil          25,000            Nil
--------------------------------------------------------------------------------
Roderick Chisholm         2004          Nil         115,000         $106,000
Secretary and CFO         2003          Nil          15,000          $43,360
                          2002          Nil          10,000           $2,000
--------------------------------------------------------------------------------
William Threlkeld,        2004       $156,000         Nil              Nil
Senior VP                 2003       $107,000         Nil              Nil
                          2002       $124,000       300,000            Nil
--------------------------------------------------------------------------------
Cynthia Avelino,          2004          N.A           N/A              N/A
Former Secretary          2003          N/A           N/A              N/A
and Director (3)          2002          Nil          15,000            Nil
--------------------------------------------------------------------------------

(1) The stock options were granted under the stock option plans which are described under "Item 10: Stock Options"

(2) The "Other Compensation" listed for Rudi Fronk, President, relate to certain educational expenses reimbursed to Mr. Fronk by the Corporation and in 2004 also includes a $25,000 bonus.

(3)  Ms. Avelino resigned as an officer and director in November 2002.

No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Executive Officers.

STAFFING

The Company currently has 3 employees and 3 executive officers.

SHARE OWNERSHIP

The Company's shares are publicly held. The Company is not controlled by another corporation as described below.

Table No. 8 lists, as of March 15, 2005, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.


                                   Table No. 8
                Shareholdings of Directors and Executive Officers

Title                                          Amount and Nature       Percent
 of                                              of Beneficial           of
Class       Name of Beneficial Owner             Ownership             Class
--------------------------------------------------------------------------------
Common      James Anthony (1)                     1,313,125            4.29%
Common      Rudi Fronk (2)                        1,378,900            4.49%
Common      Frederick Banfield (3)                  145,000            0.48%

Common      William Calhoun (4)                     108,334            0.36%
Common      Vahid Fathi (5)                         271,667            0.90%
Common      Henry Fenig (6)                          80,000            0.26%
Common      Louis Fox (7)                           250,000            0.83%
Common      William Threlkeld (8)                   419,700            1.37%
Common      Roderick Chisholm (9)                   146,000            0.48%

TOTAL DIRECTORS/OFFICERS (10)                     4,112,726           12.86%

(1) Of these shares 200,000 represent currently exercisable share purchase options; 200,000 represent share purchase options subject to certain vesting requirements; 438,334 shares are held indirectly.
(2) Of these shares 298,900 represent currently exercisable share purchase options and 200,000 represent share purchase options subject to certain vesting requirements.
(3) Of these shares 75,000 represent currently exercisable share purchase options.
(4) Of these shares 65,000 represent currently exercisable share purchase options.
(5) Of these shares 80,000 represent currently exercisable share purchase options.
(6) Of these shares 80,000 represent currently exercisable share purchase options.
(7) Of these shares 25,000 represent currently exercisable share purchase options.
(8) Of these shares, 150,000 represent currently exercisable share purchase options and 250,000 represent share purchase options subject to certain vesting requirements.
(9) Of these shares, 40,000 represent currently exercisable share purchase options and 100,000 represent share purchase options subject to certain vesting requirements.
(10) See notes (1) through (9)

Percent of Class number is based on 30,224,785 shares outstanding as of March 15, 2005 and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table Number 11, "Stock Options Outstanding" below.

Based upon information provided by the Company's transfer agent, as of March 15, 2005, approximately 7.8% of the Company's common shares were held of record by US residents.

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

The Audit Committee of Seabridge is a committee of the Board composed entirely of three outside and unrelated directors. Its overall goal is to ensure that the Company adopts and follows a policy of full, plain, true and timely disclosure of material financial information to its stakeholders. It reviews all material matters affecting the risks and financial well being of the Company and is a key part of the Corporate Governance system. The Committee is mandated to satisfy the requirements of the Canada Business Corporations Act.

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

The compensation of the Company's executive officers is determined by the Board of Directors upon recommendations made by the Committee. The Committee met twice during the last financial year. The Company's executive compensation program consists of an annual base salary and a longer-term component consisting of stock options, however the Committee may also recommend a bonus for management or its directors in the future.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of March 15, 2005, Pan Atlantic Bank and Trust Ltd. owned 4,929,652 shares of the Company representing 16.3% of the outstanding shares of the Company. In addition, as of March 15, 2005 principals of, and funds managed by, the Friedberg Mercantile Group Ltd. owned 1,093,400 shares of the Company representing 3.6% of the outstanding shares of the Company. Pan Atlantic Bank and Trust Ltd. is ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. Albert D. Friedberg is the President and a director of Friedberg Mercantile Group Ltd. Henry Fenig, a Director of the Company, is CFO and Vice President of Friedberg Mercantile Group Ltd. The Company is not aware of any other person/company who beneficially owns 5% or more of the Company's voting securities.

No shareholders of the Company have different voting rights from any other shareholder.

There are no arrangements known to the Company, the operation of which as of a subsequent date, could result in a change of control of the Company.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During the fiscal year ended December 31, 2004, Mintec, Inc., a private company controlled by Fred Banfield, a Director of Seabridge, was paid $56,700 for technical services provided by his company related to the mineral properties. These technical services were for consulting and computer software for geologic modeling, reserve estimation, mine planning and database management. The Company negotiated the agreement at arms length, after the Company reviewed all available software in the marketplace and determined that the agreement negotiated with Mintec was the most cost effective available.

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

There have been no undisclosed significant changes of financial condition since the most recent financial statements dated December 31, 2004.

ITEM 9.  THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

The Company's common shares began trading on the Vancouver Stock Exchange (now the TSX Venture Exchange) in Vancouver, British Columbia, Canada in Sept 1979. The current stock symbol is "SEA", and the CUSIP number is #811916105.

The Company's common shares began trading on the American Stock Exchange in the United States in April 2004. The current stock symbol is "SA".

Table No. 9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares over the disclosed periods for the last 12 fiscal quarters and the last five fiscal years. The Company's common shares commenced trading on the American Stock Exchange on April 20, 2004 and the corresponding trading information is shown in Table No. 9.

                                   Table No. 9
                          Common Share Trading Activity

                                        TSX Venture Exchange ("SEA")          American Stock Exchange ("SA")
                                                  (Canadian Dollars)                 (United States Dollars)
                                    Volume     High     Low    Close       Volume     High      Low    Close

February 2005                      751,561    $3.92   $3.55    $3.71      540,600    $3.22    $2.82    $3.00
January 2005                       162,376    $4.23   $3.60    $3.66      433,400    $3.75    $3.00    $3.05

3 Months Ended 31-Dec-04           697,155    $5.00   $4.00    $4.30    1,598,000    $4.20    $3.12    $3.63
3 Months Ended 30-Sep-04           798,164    $4.44   $3.26    $4.36    1,503,500    $3.49    $2.56    $3.38
3 Months Ended 30-Jun-04         1,823,700    $5.15   $2.90    $4.15    1,494,850    $3.90    $2.12    $3.10
3 Months Ended 31-Mar-04         1,909,600    $6.00   $4.15    $5.11          N/A      N/A      N/A      N/A

3 Months Ended 31-Dec-03         3,422,500    $5.50   $3.25    $5.30          N/A      N/A      N/A      N/A
3 Months Ended 30-Sep-03         3,253,482    $4.28   $1.86    $4.00          N/A      N/A      N/A      N/A
3 Months Ended 30-Jun-03         1,670,803    $2.60   $2.01    $2.12          N/A      N/A      N/A      N/A
3 Months Ended 31-Mar-03         2,572,700    $3.56   $2.02    $2.55          N/A      N/A      N/A      N/A

3 Months Ended 31-Dec-02         4,628,300    $3.44   $1.84    $3.39          N/A      N/A      N/A      N/A
3 Months Ended 30-Sep-02         4,032,200    $3.10   $1.50    $2.35          N/A      N/A      N/A      N/A
3 Months Ended 30-Jun-02        13,655,800    $3.70   $0.70    $2.90          N/A      N/A      N/A      N/A
3 Months Ended 31-Mar-02         4,508,300    $1.15   $0.38    $0.96          N/A      N/A      N/A      N/A

12 Months Ended 31-Dec-04        5,228,619    $6.00   $2.90    $4.30    4,596,350    $4.20    $2.12    $3.10
12 Months Ended 31-Dec-03       10,919,485    $5.50   $1.86    $5.30          N/A      N/A      N/A      N/A
12 Months Ended 31-Dec-02       26,824,600    $3.70   $0.38    $3.39          N/A      N/A      N/A      N/A
12 Months Ended 31-Dec-01        1,646,500    $1.00   $0.40    $0.40          N/A      N/A      N/A      N/A
12 Months Ended 31-Dec-00        2,702,500    $1.60   $0.41    $0.70          N/A      N/A      N/A      N/A

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

C.  MATERIAL CONTRACTS

The Company considers the following as material contracts, which have been entered into by the Company which are currently in effect:

     1. Agreement for the purchase and sale of the Red Mountain Project and Willoughby Joint Venture between Seabridge and North American Metals Corp.
     2. Agreement between the Company and Platoro West Incorporated covering the Castle/Black Rock project;
     3. Agreement between the Company and Platoro West Incorporated covering the Hog Ranch project;
     4. Agreement between the Company and Placer Dome covering the Kerr/Sulphurets project;
     5. Agreement between the Company and Atlas covering the Grassy Mountain project;
     6. Agreement between the Company and Quartz Mountain Resources covering the Quartz Mountain project.
     7. Agreement between the Company and Noranda Inc. covering the Kerr/Sulphurets project.
     8. Agreement between the Company, Newmont Canada and Total Resources covering the Courageous Lake project.

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations there under (collectively, the "Tax Act" or "ITA") and the Canada-United States Tax Convention (the "Tax Convention") as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

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

F.  DIVIDENDS AND PAYING AGENTS

Not applicable

G.  STATEMENTS BY EXPERTS

Not applicable

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

The Company has the following total anticipated required property, royalty and tax payments due in US dollars for the next 3 fiscal years by individual property:

                                                 Payments Due
                                                     (US$)
PROPERTY                           2005              2006             2007

Grassy Mountain                    $92,200          $97,200         $102,200
Quartz Mountain (1)                $10,000          $10,000          $10,000
Castle/Black Rock                  $42,250          $42,250          $42,250
Hog Ranch                          $47,000          $49,500          $52,000
Other Nevada Properties           $412,500         $437,500         $465,500

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

                                     PART II


ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None


ITEM 14. MATERIAL MODIFICATIONS OF RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and President and its Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as such term is defined under Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (the "Exchange Act") as of the end of the period covered by this Report. Based on this evaluation, these officers have concluded that, as of the end of such period, the Company's controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in its reports that it files or submits under the Exchange Act.

There have been no significant changes in the Company's internal controls and procedures that could materially affect these controls and procedures subsequent to the date of the Company's most recent evaluation.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that Dr. Vahid Fathi, Chairman of the Audit Committee and an independent director of the Company, is an "audit committee financial expert."

ITEM 16B.  CODE OF ETHICS

The Code of Ethics, formally adopted by the Company in March 2005, is attached hereto as Exhibit 11 to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for each of the last two fiscal years for professional services rendered by KPMG, the Company's Auditors, are as follows:

                                           2004             2003
                                           ----             ----
Audit fees                              $50,000          $30,000
Audit related fees                       22,300           31,000
Tax Fees                                      0                0
All Other Fees                                0                0
                                    -----------      -----------
                                        $72,300          $61,000
                                    -----------      -----------

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable


                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles
(GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 12 to the 2004 audited financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.


ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17. .

ITEM 19.  EXHIBITS

A. The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.

AUDITED FINANCIAL STATEMENTS

Auditor's Report, dated March 18, 2005.

Consolidated Balance Sheets at December 31, 2004 and 2003

Consolidated Statements of Earnings (Loss) for the years ended December 31, 2004, 2003 and 2002.

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003, and 2002.

Consolidated Statements of Retained Earnings (Deficit) for the years ended December 31, 2004, 2003, and 2002.

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

     2. Agreement between the Company and Platoro West Incorporated covering the Castle/Black Rock project (incorporated by reference to Exhibit 4-2 in Initial Form 20-F).
     3. Agreement between the Company and Platoro West Incorporated covering the Hog Ranch project (incorporated by reference to Exhibit 4-3 in Initial Form 20-F).
     4. Agreement between the Company and Placer Dome covering the Kerr/Sulphurets project (incorporated by reference to Exhibit 4-4 in Initial Form 20-F).
     5. Agreement between the Company and Atlas covering the Grassy Mountain project (incorporated by reference to Exhibit 4-5 in Initial Form 20-F).
     6. Agreement between the Company and Quartz Mountain Resources covering the Quartz Mountain project (incorporated by reference in Exhibit 4-9 in Initial Form 20-F).
     7. Agreement between the Company and Noranda Inc. covering the Kerr/Sulphurets project (incorporated by reference to Exhibit 4-7 in Initial Form 20-F).
     8. Agreement between the Company, Newmont Canada and Total Resources covering the Courageous Lake project (incorporated by reference to Exhibit 4-8 in Initial Form 20-F).
5.   List of Foreign Patents - N/A
6.   Calculation of earnings per share - N/A
7.   Explanation of calculation of ratios - N/A
8.   List of Subsidiaries
     a) Seabridge Gold Corporation, a Nevada corporation incorporated December 28, 2001, 100% owned.
     b) Pacific Intermountain Gold Corporation, a Nevada corporation incorporated on April 26, 2002, 100% owned
     c) 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories on July 9, 2002, 100% owned.

9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities - N/A

10.  Rule 104 Notice - N/A

11.  (*) Code of Ethics

12.  Certifications

     12.1(*) Rule13a-14(a)/Rule15d-14(a) Certification of Chief Executive
     Officer

     12.2(*) Rule 13a14(a)/Rule 15d-14(a) Certification of Chief Financial
     Officer

13.  Rule 13a-14(b) Certifications

     13.1(*) Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     13.2(*) Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.  Opinion - N/A

(*) Filed herewith

SEABRIDGE GOLD INC.
DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS
The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2004, December 31, 2003 and December 31, 2002. This report is dated March 18, 2005.

As the Company has no revenue generating projects at this time, its ability to carry out its business plan rests with its ability to secure equity and other financings.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with maximum leverage to a rising gold price. Over the past five years, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. As the price of gold has moved higher over the past 2 years, Seabridge has commenced exploration activities and engineering studies at several of its projects. Seabridge's principal projects include the Courageous Lake property located in the Northwest Territories, the Kerr-Sulphurets and Red Mountain properties both located in British Columbia and the Grassy Mountain property located in Oregon. Seabridge's common shares trade in Canada on the TSX Venture Exchange under the symbol "SEA" and in the United States on the American Stock Exchange under the symbol "SA".

SELECTED ANNUAL INFORMATION

  SUMMARY OPERATING RESULTS ($)                    2004              2003              2002
  ----------------------------------    ----------------    --------------    --------------
  Interest income                                83,000           107,000            86,000
  Operating costs                             1,940,000         1,103,000         1,710,000
  Write off of mineral properties                     -           342,000             6,000
  Loss                                        1,226,000         1,338,000         1,630,000
  Loss per share                                   0.04              0.05              0.10

  SUMMARY BALANCE SHEETS ($)                       2004              2003              2002
                                        ----------------    --------------    --------------
  Current assets                              4,396,000         4,223,000         3,893,000
  Mineral interests                          20,999,000        16,635,000         9,018,000
  Total assets                               27,172,000        22,869,000        14,143,000

  Total long-term liabilities                 1,293,000         1,378,000         2,017,000

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003
The Net Loss for the year ended December 31, 2004 totaled $1,226,000 or $0.04 per share compared to $1,338,000, or $0.05 per share for the year ended December 31, 2003. The loss in 2004 was reduced by a $575,000 income tax recovery largely relating to the recognition of the Company's tax assets after renouncing the Canadian Exploration Expenses to the investors of the flow-through financings completed in 2003. Also in 2004, Pacific Intermountain Gold Inc. ("PIGCO") a subsidiary of the Company sold shares which it had received on optioning out a mineral property resulting in a gain of $75,000 offset by $19,000 representing the minority interest in the gain. Corporate and general expenses increased by $867,000 in 2004 over 2003. Approximately 39% of this increase was due to increased investor relations activities including listing on the American Stock Exchange and investor communications. Approximately 27% of the increase in corporate and general expenses was due to higher salaries and benefits for senior personnel and the hiring of a Chief Financial Officer. A further 15% of the increase reflects a full year of directors' fees which the Company commenced paying in mid 2003 as well as the introduction of a comprehensive directors and officers liability insurance policy. About 12% of the increase was due to the recognition of the accretion for costs of reclamation liabilities. Finally, about 6% of the increase was due to higher costs of regulatory compliance, principally accounting and legal fees required by changes in regulations. In 2003, the Company wrote off the Tobin Basin exploration project in Nevada amounting to $342,000 due to unsuccessful exploration results.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002
The Net Loss for the year ended December 31, 2003 totaled $1,338,000, or $0.05 per share, compared to a net loss of $1,630,000, or $0.10 per share, for the year ended December 31, 2002. Interest income was higher in 2003 ($107,000 compared to $86,000 in 2002) as higher cash balances from funds received from convertible Notes and Private Placements were invested in short-term secure investments. The change in loss in 2003 was due to a number of factors. Management and consulting fees were higher in 2003 due to new personnel and the commencement of paying directors fees amounting to $49,000. In 2002 a greater number of stock options were granted resulting in stock option compensation expense amounting to $520,000 compared to $132,000 in the current year. Investor communications fees were reduced during 2003 at $171,000 compared to $234,000 in 2002. Professional fees were lower overall in 2003 at $136,000 compared to $163,000 in 2002 with lower legal and consulting fees due to lesser number of project acquisitions. Debenture interest was reduced in 2003 at $12,000 compared to $122,000 in 2002 as the second convertible debenture was converted into common shares of the Company in April 2003. In 2002, the Company recorded an exploration expense of $189,000 in connection with the Pacific Intermountain Gold Inc. acquisition. In 2003, the Company wrote off the Tobin Basin project in Nevada amounting to $342,000 due to unsuccessful exploration results.

Quarterly Information
Selected financial information for each of the last eight quarters ending
December 31, 2003 is as follows (unaudited):


--------------------------- ----------------------- ---------------------- --------------------- -------------------
                              4th Quarter Ended       3rd Quarter Ended     2nd Quarter Ended    1st Quarter Ended
                              December 31, 2004      September 30, 2004       June 30, 2004        March 31, 2004
--------------------------- ----------------------- ---------------------- --------------------- -------------------
Revenue                        $       Nil             $       Nil            $       Nil           $       Nil
(Profit (loss) for period      $   (400,000)           $  (418,000)           $   (517,000)         $    109,000
Loss per share                 $        0.01           $       0.01           $        0.02         $         -
--------------------------- ----------------------- ---------------------- --------------------- -------------------


--------------------------- ----------------------- ---------------------- --------------------- -------------------
                              4th Quarter Ended       3rd Quarter Ended     2nd Quarter Ended    1st Quarter Ended
                              December 31, 2003      September 30, 2003       June 30, 2003        March 31, 2003
--------------------------- ----------------------- ---------------------- --------------------- -------------------
Revenue                        $       Nil             $       Nil            $       Nil           $       Nil
Loss for period                $   (623,000)           $  (245,000)           $   (231,000)         $  (239,000)
Loss per share                 $        0.02           $       0.01           $        0.01         $      0.01
--------------------------- ----------------------- ---------------------- --------------------- -------------------

The profit in the first quarter of 2004 was due to the recognition of the Company's tax assets after renouncing the Canadian Exploration Expenses to the investors of the flow-through financings completed in 2003. The loss in the fourth quarter of 2003 was higher than previous quarters due to the write off of the Tobin Basin exploration project which amounted to $342,000.

MINERAL INTEREST ACTIVITIES
During the year ended December 31, 2004, the Company incurred net expenditures of $6,714,000 on mineral interests compared to $5,523,000 in the year ended December 31, 2003. Of the expenditures incurred in the 2004 period, $3,730,000 was expended at its Courageous Lake project where the Company completed a 10,000-meter diamond drill program and on a Preliminary Economic Assessment ("PEA") being prepared by independent consultants. The drill program expanded the strike length of the FAT (felsic-ash-tuff) deposit by approximately 300 meters to the south and resulted in the preparation of a new independent resource model for the project which confirmed at a 1.0 gram per tonne cut-off grade a 15% increase in the average grade of the FAT deposit and a 12% increase in gold resources. The new resource model is now being incorporated in the PEA which is expected to be completed in April 2005. In addition, the Company paid US$1,500,000 in February 2004 to the vendors of the Courageous Lake project, thereby satisfying the final contingent acquisition payment based on the price of gold. This amount was accrued as a liability in December 2003 in the amount of $1,945,000. During 2004, the Company also engaged SRK Consulting to update the resource estimate for the Red Mountain project by evaluating areas outside of zones where previous estimates of resources had been determined. The SRK study increased gold resources at Red Mountain by 34% over previous estimates. The balance of expenditures on mineral interests during 2004 was related to project holding costs, including underlying lease payments and payments to government agencies for claim maintenance.

During 2004, Noranda (Seabridge's joint venture partner) conducted field programs at Kerr-Sulphurets designed to explore outside the known deposits in order to expand the known resources. The programs consisted of mapping, rock and soil sampling, and IP surveys. For 2005, Noranda is planning to conduct a $1,000,000 helicopter supported drill program targeting untested mineralized zones and geophysical anomalies.

During 2005, the Company plans to expend approximately $4.4 million on mineral interests. Approximately $3.0 million of these planned expenditures will be associated with Courageous Lake including a new 7, 500-meter drill program to test further strike extensions of the FAT deposit and completion of the PEA. The balance of planned mineral interest expenditures for 2005 will include ongoing holding costs at its projects as well a reconnaissance activities on a number of its earlier staged projects in Nevada.

Liquidity and Capital Resources
The ability of the Company to successfully acquire additional advanced-stage gold projects or to advance the projects already acquired is conditional on its ability to secure financing when required. The Company proposes to meet any additional financing requirements through the exercise of outstanding warrants, or arranging other forms of equity financing. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

YEAR ENDED DECEMBER 31, 2004
The Company's working capital position, at December 31, 2004, was $4,220,000 an increase of $2,334,000 compared to $1,886,000 at the prior year-end. Included in working capital, in 2004, was $1,170,000 (2003 - $1,526,000) in cash from flow-through share financings which will be used in 2005 for exploration at the Courageous Lake property. Included in accounts payable at December 31, 2003 was an amount of US$1,500,000 (CDN$1,949,750) due under the terms of the acquisition agreement to the former owners of the Courageous Lake property as the price of gold reached US$400 in December 2003. In April 2004, the Company secured an equity financing of $5.4 million in gross proceeds consisting of 1,200,000 common shares at $4.50 per share. In September 2004, the Company completed a $2.3 million flow-through financing consisting of 505,000 common shares at $4.50 per share. Also in 2004, the Company received cash of $563,000 from the exercise of warrants and $213,000 from the exercise of options. In 2004, total financing received was $8,241,000 compared to $7,467,000 in 2003. In February 2005, the Company secured an additional $2.1 million in flow-through financing consisting of 500,000 common shares at $4.25 per share. This amount plus flow-through funds on hand at December 31, 2004, is expected to satisfy planned expenditures on Courageous Lake for 2005. Other funds on hand plus anticipated exercise of warrants by June 2005 are expected to provide adequate working capital for other projects costs plus corporate and administrative expenses.

Cash and short-term deposits at December 31, 2004 were $2,788,000, up from $2,443,000 at December 31, 2003. In addition to the stated cash and short-term deposits, the Company had $1,170,000 in cash from flow-through share financings which will be used in 2005 for exploration at the Courageous Lake property. Operations activities used $1,764,000 in 2004 compared to $816,000 in the prior year due to increased corporate activities in 2004 including listing the Company on the American Stock Exchange. Cash expenditures on Mineral Interests including the capital assets were $6,714,000 comparable to the $5,555,000 cash expenditures in 2003. The major property expenditures in 2004 were for Courageous Lake exploration and to a much smaller extent Grassy Mountain exploration and for the PIGCO property land maintenance costs.

YEAR ENDED DECEMBER 31, 2003
The Company's working capital position, at December 31, 2003, was $1,889,000, a decrease of $1,930,000 compared to $3,819,000 at the prior year-end. Included in working capital, in 2003, was $1,526,000 in cash from flow-through share financings which will be used in 2004 for exploration at the Courageous Lake property. Included in accounts payable at December 31, 2003 was an amount of US$1,500,000 (CDN$1,949,750) due under the terms of the acquisition agreement to the former owners of the Courageous Lake property as the price of gold reached US$400 in December 2003.

Cash and short-term deposits at December 31, 2003 were $2,443,000, down from $3,624,000 at December 31, 2002. In addition to the stated cash and short-term deposits, the Company had $1,526,000 in cash from flow-through share financings which will be used in 2004 for exploration at the Courageous Lake property. Operations activities used $816,000 in 2003 compared to $982,000 in the prior year due to lower overall cash operating expenditures in 2003. Cash expenditures on Mineral Interests were $5,523,000 comparable to the $5,855,000 cash expenditures in 2002. The major property expenditures in 2003 were for the Courageous Lake acquisition and exploration, the Grassy Mountain acquisition and for the PIGCO properties. As part of the Grassy Mountain acquisition, an investment in shares of a private exploration company was made for US$500,000 (CDN$749,450). The private company subsequently merged with another private exploration company and it is expected that the resulting company will become public during 2005. Financing activities in 2003 included equity issuances including warrant and option exercises that provided cash of $7,467,000 similar to the $7,278,000 in 2002. The financing sources included a private placement, two flow-through private placements, and option and warrant exercises. In addition, the $800,000 convertible debenture, which was outstanding at December 31, 2002, was converted along with interest due thereon into common shares of the Company in April 2003.

YEAR ENDED DECEMBER 31, 2002
The Company's working capital position, at December 31, 2002, was $3,819,000. Cash and short-term deposits were $3,624,000. Operations used $982,000 in 2002 compared to $276,000 in the prior year as expenses increased and the Company also paid out prior year payables. Investments were made on Mineral Interests expenditures of $5,855,000, up from $1,047,000 as the Company acquired new projects including Courageous Lake, the PIGCO properties as well as smaller ones and commenced exploration thereon. Liabilities and minority interest decreased to $2,091,000 as the Convertible debenture of $2 million owed at the end of 2001 was converted into common shares and an additional $800,000 was secured in 2002. In addition, a minority interest was recorded on the incorporation of the new subsidiary Pacific Intermountain Gold Inc. Financing Activities provided cash of $7,278,000 from the issuance of common shares including private placements and the exercise of options and warrants and $800,000 from the issuance of a convertible debenture.

A private placement of 3,200,000 Units closed in 2002 at a price of $1.70 per unit. Each unit consisted of 1 common share and 1/2 of a common share purchase warrant exercisable for one year at $1.90. The financing was arranged to pay the up-front cash costs associated with the acquisition of the Courageous Lake gold project. Also during the year ended December 31, 2002, the Company arranged a second convertible debenture financing for $800,000 to Pan Atlantic Bank and Trust Ltd. The debenture paid interest at 5% per year and, at the option of the holder, was convertible into common shares of the Company at the exercise price of $0.80 for the first two years, $0.90 for the third year and $1.00 per share in the fourth year. Interest for the first two years was to be accrued and added to the principal amount. The Company had the option to force conversion of the debenture into common shares if certain share price and trading volume thresholds were met. In April 2003, this conversion was implemented and the Company issued 1,051,272 common shares for the debenture and accrued interest.

CONTRACTUAL OBLIGATIONS ($,000)                                    Payments due by period
-----------------------------------   ------------------------------------------------------------------
                                             Total       2005       2006-8       2009-10     After 2010
-----------------------------------   ------------------------------------------------------------------
Mineral interests                            9,270      1,219        3,876         2,777         1, 398
Reclamation liabilities                      1,293          -            -             -          1,293
                                      ------------------------------------------------------------------
                                            10,563      1,219        3,876         2,777          2,691
                                      ------------------------------------------------------------------

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company's interest in the mineral projects.

OUTLOOK
During 2005, the Company will continue to make exploration expenditures to advance its major project being Courageous Lake and to review its other projects for possible joint venture opportunities while at the same time ensuring that funding is available for its project holding costs and other corporate requirements.

SHARES ISSUED AND OUTSTANDING

At March 18, 2005, the issued and outstanding common shares of the Company totaled 30,219,785. In addition, there are 1,948,900 stock options granted (of which 700,000 are unexercisable and are contingent upon achieving certain future goals) and 287,500 warrants issued and outstanding. On a fully diluted basis there would be 32,456,185 common shares issued and outstanding.

RELATED PARTY TRANSACTIONS
During the year ended December 31, 2004; a private company controlled by a director of the Company was paid $57,000 (2003 - $27,000) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $133,000 (2003 - $60,000) for corporate consulting services rendered; and outstanding accounts payable to directors was $41,000.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Insiders of the Company purchased 350,000 of the common shares in the private placement which closed in April 2004.

RISKS AND UNCERTAINTIES

EXPLORATION AND DEVELOPMENT RISKS
The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company's properties have a known body of commercial ore. The mineral resource estimates set out herein are not mineral reserves and do not have demonstrated economic viability. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

Financing Risks
The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible forced sale or loss of such properties. The Company will require additional financing if ongoing exploration of its properties is warranted.

MINERAL INTERESTS
Mineral interests represent the capitalized expenditures related to the exploration and development of mineral properties. Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized over the estimated economic life of the property. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.


Changes in Canadian Accounting Recommendations
ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS
In March 2003, the CICA issued Section 3110, "Accounting for Asset Retirement Obligations." Under this Section, the Company records the full amount of any obligation associated with the asset retirement, such as the reclamation associated with the end of a mine's life, as a liability. At the same time, a corresponding asset is recorded which is depreciated over the life of the asset. The Company adopted Section 3110 on January 1, 2004 The Company has determined that the impact of implementation of these guidelines on its prior year consolidated financial statements was not material.


CRITICAL ACCOUNTING ESTIMATES
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company's estimate of recoverable value of its mineral properties and related deferred exploration expenditures as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company's control and will depend upon a variety of factors, including the market value of the Company's shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.

The Company's recoverability of its recorded value of its mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Forward Looking Statements
These consolidated financial statements and management's discussion and analysis contain certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

MANAGEMENT'S REPORT

The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements as well as the financial and other information contained in the annual report. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts determined in accordance with estimates and judgments made by management. KPMG LLP, the external auditors, express their opinion on the consolidated financial statements in the annual report.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.

The financial statements of the Company have been approved by the Board of Directors.


Rudi P. Fronk
President & CEO
March 18, 2005

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Seabridge Gold Inc. as at December 31, 2004 and 2003 the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 11 to the consolidated financial statements.


Chartered Accountants
Toronto, Canada
March 18, 2005


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in Note 11 to the consolidated financial statements. Our report to the shareholders dated March 18, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.


Chartered Accountants
Toronto, Canada
March 18, 2005

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(IN CANADIAN DOLLARS)
------------------------------------------------------------------------------------------------------------------
                                                                                         2004              2003
------------------------------------------------------------------------------------------------------------------

                                                             ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                $      157,502      $    1,551,999
       Cash held for exploration expenditures (Note 6)                             1,169,798           1,526,600
         Short-term deposits                                                       2,630,202             890,900
     Amounts receivable and prepaid expenses                                         278,815             138,349
     Marketable securities                                                           160,101             115,100
------------------------------------------------------------------------------------------------------------------
                                                                                   4,396,418           4,222,948

MINERAL INTERESTS (Note 3)                                                        20,998,671          16,634,873

INVESTMENT (Note 3(b))                                                               749,450             749,450

RECLAMATION DEPOSITS (Note 4)                                                      1,000,000           1,225,000

CAPITAL ASSETS                                                                        27,819              36,586
------------------------------------------------------------------------------------------------------------------
                                                                             $    27,172,358      $   22,868,857
==================================================================================================================

                                                           LIABILITIES
CURRENT LIABILITIES
     Accounts payable and accruals                                           $       176,354      $      392,640
     Due to vendors - Courageous Lake property (Note 3)                                    -           1,944,750
-------------------------------------------------------------------------------------------------------------------
                                                                                     176,354           2,337,390

PROVISIONS FOR RECLAMATION LIABILITIES  (Note 4)                                   1,293,449           1,189,289

MINORITY INTEREST (Note 3(h))                                                              -             188,644
-------------------------------------------------------------------------------------------------------------------
                                                                                   1,469,803           3,715,323
-------------------------------------------------------------------------------------------------------------------

                                                          SHAREHOLDERS'
                        EQUITY (Note 6)
SHARE CAPITAL                                                                     42,230,336          34,470,262
STOCK OPTIONS                                                                        703,926             609,941
SHARE PURCHASE WARRANTS                                                              100,625             179,375
CONTRIBUTED SURPLUS                                                                   19,500              19,500

DEFICIT                                                                          (17,351,832)        (16,125,544)
-------------------------------------------------------------------------------------------------------------------
                                                                                  25,702,555          19,153,534
-------------------------------------------------------------------------------------------------------------------
COMMITMENTS (Note 3 and 6(a))
SUBSEQUENT EVENTS (Notes 3(c) and 10                                         $    27,172,358      $   22,868,857
===================================================================================================================

See accompanying notes to consolidated financial statements


ON BEHALF OF THE BOARD OF DIRECTORS

Rudi P. Fronk                                            James S. Anthony
Director                                                    Director

Consolidated Statements of Operations and Deficit
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
----------------------------------------------------------------------------------------------------------------------------
                                                                           2004                 2003                 2002
----------------------------------------------------------------------------------------------------------------------------

EXPENDITURES
     Corporate and general expenses                             $     1,829,054      $       962,315      $       914,260
     Stock option compensation (Note 6)                                 114,735              131,571              520,320
----------------------------------------------------------------------------------------------------------------------------

                                                                      1,943,789            1,093,886            1,434,580
----------------------------------------------------------------------------------------------------------------------------
     Interest income                                                    (82,763)            (107,165)             (85,836)
       Gain on sale of marketable securities                            (74,900)                   -                    -
     Foreign exchange gains                                             (3, 563)              (2,787)             (35,562)
     Interest expense - debentures                                            -               12,187              122,325
     Minority interest (Note 3(h))                                       18,725                    -              188,644
     Write-off of mineral properties (Note 3)                                 -              342,151                6,099
----------------------------------------------------------------------------------------------------------------------------

LOSS BEFORE INCOME TAXES                                              1,801,288            1,338,272            1,630,250
     Income tax recoveries (Note 6(a)(ii))                             (575,000)                   -                    -
----------------------------------------------------------------------------------------------------------------------------

NET LOSS FOR YEAR                                                     1,226,288            1,338,272            1,630,250

DEFICIT, BEGINNING OF YEAR                                           16,125,544           14,787,272           13,157,022
----------------------------------------------------------------------------------------------------------------------------

DEFICIT, END OF YEAR                                            $    17,351,832      $    16,125,544      $    14,787,272
============================================================================================================================

LOSS PER SHARE - basic and diluted                              $          0.04      $          0.05      $          0.10
============================================================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                        28,876,451           26,190,960           16,212,000
============================================================================================================================

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows
FOR THE YEARS ENDED DECEMBER, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
----------------------------------------------------------------------------------------------------------------------------
                                                                            2004                  2003                  2002
----------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED FOR) OPERATIONS
     Loss for year                                              $    (1,226,288)     $    (1,338,272)      $   (1,630,250)
     Items not involving cash
       Stock option compensation                                        114,735              131,571              520,320
       Minority interest                                                 18,725                    -              188,644
       Other                                                            104,160               12,187              122,325
       Amortization                                                       4,339                2,941                1,728
       Write-off of mineral properties                                        -              342,151                6,099
       Income tax recoveries                                           (580,800)                   -                    -
     Changes in non-cash working capital items
       Increase in amounts receivable and prepaid expenses             (109,911)             (45,395)             (45,412)
       Increase (Decrease) in accounts payable and accruals             (89,305)              78,611             (145,723)
----------------------------------------------------------------------------------------------------------------------------
                                                                     (1,764,345)            (816,206)            (982,269)
----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
     Mineral interests                                               (6,714,026)          (5,522,671)          (5,854,645)
     Short-term deposits                                             (1,739,302)           1,852,530           (2,743,430)
     Investment in exploration company (Note 3(b))                            -             (749,450)                   -
     Reclamation deposits                                               225,000                    -                    -
     Capital assets                                                           -              (32,722)              (2,476)
----------------------------------------------------------------------------------------------------------------------------

                                                                     (8,228,328)          (4,452,313)          (8,600,551)
----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
     Issue of share capital and warrants                              8,241,374            7,467,020            7,278,168
     Convertible debentures                                                   -                    -              800,000
----------------------------------------------------------------------------------------------------------------------------

                                                                      8,241,374            7,467,020            8,078,168
----------------------------------------------------------------------------------------------------------------------------

NET CASH PROVIDED  (USED)                                            (1,751,299)           2,198,501           (1,504,652)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                          3,078,599              880,098            2,384,750
----------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                          $     1,327,300      $     3,078,599       $      880,098
============================================================================================================================

CASH AND CASH EQUIVALENTS, END OF YEAR:
     Cash and cash equivalents                                  $       157,502       $     1,551,999       $      880,098
     Cash for exploration expenditures                                1,169,798             1,526,600                    -
----------------------------------------------------------------------------------------------------------------------------
                                                                $     1,327,300       $     3,078,599       $      880,098
============================================================================================================================

See accompanying notes to consolidated financial statements


NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(IN CANADIAN DOLLARS, EXCEPT WHERE NOTED)
--------------------------------------------------------------------------------

1. NATURE OF OPERATIONS The Company is engaged in the acquisition, exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The ability of the Company to carry out its business plan rests with its ability to secure equity and other financings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. ("GAAP") which, except as noted in Note 11, are consistent in all material respects with generally accepted accounting principles in the United States of America.

     The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

     a)   PRINCIPLES OF CONSOLIDATION
          These consolidated financial statements include the accounts of Seabridge Gold Inc. and its wholly-owned subsidiaries, Seabridge Gold Corp., a company incorporated under the laws of the State of Nevada, USA, 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories of Canada; and Pacific Intermountain Gold Inc. ("PIGCO"), a company incorporated under the laws of the State of Nevada, USA. Prior to July 2004, PIGCO was 75% owned. All significant inter-company transactions and balances have been eliminated.

     b)   MINERAL INTERESTS

          Direct property acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs relating to specific properties are deferred until the properties are brought into production, at which time, they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from disposition of such properties.

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

          AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred. While this guidance is applicable, its application did not result in impairment, except for those noted in Note 3.

     c)   ASSET RETIREMENT OBLIGATIONS
          Effective January 1, 2004 the Company retroactively adopted the new recommendations of Canadian Institute of Chartered Accountants ("CICA") handbook section 3110, Asset Retirement Obligations ("HB3110"). Under this standard, future costs of asset retirement have been recognized and recorded as a liability at fair value. The impact of this change on prior periods was not material.

     d)   STOCK-BASED COMPENSATION
          The Company applies the fair value method for stock-based compensation and other stock-based payments. Options are valued using the Black Scholes option-pricing model. The resulting value is charged against income over the vesting period of the option.

     e)   CAPITAL ASSETS
          Capital assets are carried at cost less accumulated amortization. Amortization is provided using the straight-line method at an annual rate of 20% from the date of acquisition.

     f)   CASH AND SHORT-TERM DEPOSITS
          Cash and short-term investments consist of balances with banks and investments in money market instruments. These investments are carried at cost, which approximates market. Cash and cash equivalents consist of investments with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities greater than 90 days at the date of purchase.

     f)   MARKETABLE SECURITIES
          Short-term investments in marketable securities are recorded at the lower of cost or market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. The securities are valued at cost. The market value of the marketable securities holdings at December 31, 2004 was in excess of cost.

     g)   INVESTMENTS
          Investments in companies where the Company does not have significant influence are carried at cost less any allowance for other than temporary impairment.

     h)   FLOW-THROUGH SHARES
          The Company financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Share capital is reduced and future income tax liabilities are increased when the renunciation is made by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carry forwards and tax pools in excess of book value available for deduction when share capital is reduced and a future income tax recovery is recorded.

     i)   TRANSLATION OF FOREIGN CURRENCIES
          The functional currency of the Company and its subsidiaries is considered to be the Canadian dollar. Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end rates of exchange, non-monetary assets and liabilities are translated at historic rates of exchange and statement of earnings items are translated at average exchange rates prevailing during the year. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in earnings in the current year.

     j)   INCOME TAXES
          The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates enacted is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

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

4.   MINERAL INTERESTS

     Expenditures made on account of mineral interests by the Company were as follows:


                                                                        2004
                                                             ----------------------------
                                          BALANCE,                                            BALANCE,
                                      DECEMBER 31,                      RECOVERIES/       DECEMBER 31,
PROPERTY AND EXPENSE                         2003       EXPENDITURES    WRITE-OFFS                2004
--------------------------------------------------------------------------------------------------------
CASTLE BLACK ROCK
Acquisition costs                   $     140,426      $         -     $         -     $     140,426
Deferred exploration                      137,141           57,073               -           194,214
--------------------------------------------------------------------------------------------------------
                                          277,567           57,073               -           334,640
--------------------------------------------------------------------------------------------------------
GRASSY MOUNTAIN
Acquisition costs                       2,261,299                -               -         2,261,299
Deferred exploration                      490,785          218,052               -           708,837
--------------------------------------------------------------------------------------------------------
                                        2,752,084          218,052               -         2,970,136
--------------------------------------------------------------------------------------------------------
HOG RANCH
Acquisition costs                         488,838                -         (45,000)          443,838
Deferred exploration                      563,220              677               -           563,897
--------------------------------------------------------------------------------------------------------
                                        1,052,058              677         (45,000)        1,007,735
--------------------------------------------------------------------------------------------------------
KERR-SULPHURETS
Acquisition costs                         465,542                -               -           465,542
Deferred exploration                       58,673              504               -            59,177
--------------------------------------------------------------------------------------------------------
                                          524,215              504               -           524,719
--------------------------------------------------------------------------------------------------------
QUARTZ MOUNTAIN
Acquisition costs                         357,139                -               -           357,139
Deferred exploration                       85,348                -               -            85,348
--------------------------------------------------------------------------------------------------------
                                          442,487                -               -           442,487
--------------------------------------------------------------------------------------------------------
RED MOUNTAIN
Acquisition costs                          82,090                -               -            82,090
Deferred exploration                      344,691          190,175               -           534,866
--------------------------------------------------------------------------------------------------------
                                          426,781          190,175               -           616,956
--------------------------------------------------------------------------------------------------------
COURAGEOUS LAKE
Acquisition costs                       8,152,305           50,000               -         8,202,305
Deferred exploration                    1,708,693        3,680,059               -         5,388,752
--------------------------------------------------------------------------------------------------------
                                       9,860,998         3,730,059              -        13,591,057
--------------------------------------------------------------------------------------------------------
PACIFIC INTERMOUNTAIN GOLD
INC.
Acquisition costs                         137,461                -         (89,246)           48,215
Deferred exploration                    1,049,893          460,534        (207,369)        1,303,058
--------------------------------------------------------------------------------------------------------
                                        1,187,354          460,534        (296,615)        1,351,273
--------------------------------------------------------------------------------------------------------
OTHER NEVADA PROJECTS
Acquisition costs.                         20,000                -               -            20,000
Deferred exploration                       91,329           48,339               -           139,668
--------------------------------------------------------------------------------------------------------
                                          111,329           48,339               -           159,668
--------------------------------------------------------------------------------------------------------
Total
--------------------------------------------------------------------------------------------------------
Acquisition costs                      12,105,100           50,000        (134,246)       12,020,854
--------------------------------------------------------------------------------------------------------
Deferred exploration                    4,529,773        4,655,413        (207,369)        8,977,817
--------------------------------------------------------------------------------------------------------
TOTAL MINERAL INTERESTS             $  16,634,873      $ 4,705,413      $ (341,615)    $  20,998,671
========================================================================================================

                                                                  2003
                                                       ----------------------------
                                          BALANCE,                                            BALANCE,
                                      DECEMBER 31,                      RECOVERIES/       DECEMBER 31,
PROPERTY AND EXPENSE                         2002       EXPENDITURES    WRITE-OFFS                2003
--------------------------------------------------------------------------------------------------------
CASTLE BLACK ROCK
Acquisition costs                   $     140,426       $        -     $         -     $     140,426
Deferred exploration                      101,910           35,231               -           137,141
--------------------------------------------------------------------------------------------------------
                                          242,336           35,231               -           277,567
--------------------------------------------------------------------------------------------------------
GRASSY MOUNTAIN
Acquisition costs                       1,172,670         1,088,629              -         2,261,299
Deferred exploration                      363,268          127,517               -           490,785
--------------------------------------------------------------------------------------------------------
                                        1,535,938         1,216,146              -         2,752,084
--------------------------------------------------------------------------------------------------------
HOG RANCH
Acquisition costs                         540,838                -        (52,000)           488,838
Deferred exploration                      553,581            9,639               -           563,220
--------------------------------------------------------------------------------------------------------
                                        1,094,419            9,639        (52,000)         1,052,058
--------------------------------------------------------------------------------------------------------
KERR-SULPHURETS
Acquisition costs                         465,542                -               -           465,542
Deferred exploration                       43,673           15,000               -            58,673
--------------------------------------------------------------------------------------------------------
                                          509,215           15,000               -           524,215
--------------------------------------------------------------------------------------------------------
QUARTZ MOUNTAIN
Acquisition costs                         370,239                -        (13,100)           357,139
Deferred exploration                       82,732            2,616               -            85,348
--------------------------------------------------------------------------------------------------------
                                          452,971            2,616        (13,100)           442,487
--------------------------------------------------------------------------------------------------------
RED MOUNTAIN
Acquisition costs                          82,090                -               -            82,090
Deferred exploration                       76,431          268,260               -           344,691
--------------------------------------------------------------------------------------------------------
                                          158,521          268,260               -           426,781
--------------------------------------------------------------------------------------------------------
COURAGEOUS LAKE
Acquisition costs                       3,949,457        4,202,848               -         8,152,305
Deferred exploration                      141,251        1,567,442               -         1,708,693
--------------------------------------------------------------------------------------------------------
                                        4,090,708        5,770,290               -         9,860,998
--------------------------------------------------------------------------------------------------------
PACIFIC INTERMOUNTAIN GOLD INC.
Acquisition costs                         137,461                -               -           137,461
Deferred exploration                      432,299          617,594               -         1,049,893
--------------------------------------------------------------------------------------------------------
                                          569,760          617,594               -         1,187,354
--------------------------------------------------------------------------------------------------------
OTHER NEVADA PROJECTS
Acquisition costs                         132,354                -       (112,354)            20,000
Deferred exploration                      232,148           88,978       (229,797)            91,329
--------------------------------------------------------------------------------------------------------
                                          364,502           88,979       (342,151)           111,329
--------------------------------------------------------------------------------------------------------
Total
Acquisition costs                       6,991,077        5,291,477        (177,454)       12,105,100
Deferred exploration                    2,027,293        2,732,277        (229,797)        4,529,773
--------------------------------------------------------------------------------------------------------
TOTAL MINERAL INTERESTS             $   9,018,370      $ 8,023,754     $  (407,251)    $  16,634,873
--------------------------------------------------------------------------------------------------------

                                                                  2002
                                                       ----------------------------
                                          BALANCE,                                            BALANCE,
                                      DECEMBER 31,                      RECOVERIES/       DECEMBER 31,
PROPERTY AND EXPENSE                         2001       EXPENDITURES    WRITE-OFFS                2002
--------------------------------------------------------------------------------------------------------
CASTLE BLACK ROCK
Acquisition costs                   $      90,575      $    49,851     $         -     $     140,426
Deferred exploration                      101,910                -               -           101,910
--------------------------------------------------------------------------------------------------------
                                          192,485           49,851               -           242,336
--------------------------------------------------------------------------------------------------------
GRASSY MOUNTAIN
Acquisition costs                         601,810          570,860               -         1,172,670
Deferred exploration                      274,631           88,637               -           363,268
--------------------------------------------------------------------------------------------------------
                                          876,441          659,497               -         1,535,938
--------------------------------------------------------------------------------------------------------
HOG RANCH
Acquisition costs                         499,233           41,605               -           540,838
Deferred exploration                      530,676           22,905               -           553,581
--------------------------------------------------------------------------------------------------------
                                        1,029,909           64,510               -         1,094,419
--------------------------------------------------------------------------------------------------------
KERR-SULPHURETS
Acquisition costs                         447,100           18,442               -           465,542
Deferred exploration                       14,047           29,626               -            43,673
--------------------------------------------------------------------------------------------------------
                                          461,147           48,068               -           509,215
--------------------------------------------------------------------------------------------------------
QUARTZ MOUNTAIN
Acquisition costs                         350,225           20,014               -           370,239
Deferred exploration                       30,075           52,657               -            82,732
--------------------------------------------------------------------------------------------------------
                                          380,300           72,671               -           452,971
--------------------------------------------------------------------------------------------------------
RED MOUNTAIN
Acquisition costs                          28,000           54,090               -            82,090
Deferred exploration                        3,117           73,314               -            76,431
--------------------------------------------------------------------------------------------------------
                                           31,117          127,404               -           158,521
--------------------------------------------------------------------------------------------------------
COURAGEOUS LAKE
Acquisition costs                               -        3,949,457               -         3,949,457
Deferred exploration                            -          141,251               -           141,251
--------------------------------------------------------------------------------------------------------
                                                -        4,090,708              -         4,090,708
--------------------------------------------------------------------------------------------------------
PACIFIC INTERMOUNTAIN GOLD INC.
Acquisition costs                               -          227,461         (90,000)          137,461
Deferred exploration                            -          432,299               -           432,299
--------------------------------------------------------------------------------------------------------
                                                -          659,760         (90,000)          569,760
--------------------------------------------------------------------------------------------------------
OTHER NEVADA PROJECTS
Acquisition costs                           6,099          126,255               -           132,354
Deferred exploration                            -          232,148               -           232,148
--------------------------------------------------------------------------------------------------------
                                            6,099          358,403               -           364,502
--------------------------------------------------------------------------------------------------------
Total
Acquisition costs                       2,023,042        5,058,035         (90,000)        6,991,077
Deferred exploration                      954,456        1,072,837               -         2,027,293
--------------------------------------------------------------------------------------------------------
TOTAL MINERAL INTERESTS             $   2,977,498      $ 6,130,872     $   (90,000)    $   9,018,370
========================================================================================================


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

     c)   HOG RANCH

          In 2000, the Company entered into a mining lease agreement for mineral claims located in Washoe County, Nevada. Advance royalties are payable as to US$12,500 on November 15, 2005; US$15,000 on November 15, 2006;
          US$17,500 on November 15, 2007; US$20,000 on November 15, 2008 and
          each November 15 thereafter. A production royalty is payable varying with the price of gold, ranging from 3% to 5%, and a 3.5% royalty on the gross proceeds from other metals. 40% of the production royalty may be purchased for US$2 million. In August 2003, The Company optioned a 60% interest in the Hog Ranch project in Nevada, USA to Romarco Minerals Inc. ("Romarco"). Under the terms of the agreement the Company received 200,000 shares of Romarco valued at $52,000 in 2003 and in 2004 received 200,000 shares valued at $45,000 which amounts were shown as a recovery of mineral interests and the investments are included in marketable securities on the balance sheet. In February 2005, Romarco terminated its option on the Hog Ranch property.

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

          In 2004, an additional property was optioned in the area. Under the terms of the agreement, the Company paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year. In addition, the property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price.

     h)   PACIFIC INTERMOUNTAIN GOLD INC.

          During 2002, the Company and an unrelated party incorporated Pacific Intermountain Gold Inc. ("PIGCO"). The Company funded PIGCO's share capital of $755,000 and received a 75% interest. The other party provided the exclusive use of an exploration database and received a 25% interest. The value associated with the use of this database, being the minority interest in PIGCO at December 31, 2002 was charged to operations as Pacific Intermountain Gold exploration. Subsequent to 2002, funding which was for deferred exploration expenditures has been by way of loans to PIGCO. In July 2004, the Company acquired the 25% interest in PIGCO which it did not own for forgiving debt of approximately $65,000 and agreeing to pay 10% of any sale of projects to third parties. The minority interest liability value amounting to $207,369 has been deleted and the amount credited against PIGCO deferred exploration expenses on the balance sheet.

          The Company and PIGCO acquired approximately 30 claim blocks in Nevada, USA in 2002.

          A 50% interest in one property, Thunder Mountain, was optioned to a third party in 2002. The optionee paid US$25,000 in cash and issued 250,000 of its shares and must spend US$1.5 million in exploration over a three year period and issue PIGCO 500,000 common shares on or before the first anniversary and 750,000 on or before the second anniversary. At the completion of the earn-in, a 50-50 joint venture will be formed with the optionee as operator. In 2003, the agreement was amended with the Clifford property, another PIGCO owned property, being added to the agreement and the 500,000 shares being payable in 2004. During 2004, the third party terminated all of its rights under the option agreement.

     i)   OTHER NEVADA PROJECTS

          In 2003, the Company wrote off the acquisition costs and deferred exploration costs associated with the Tobin Basin projects, which totalled $342,151, as the exploration results did not warrant further work and the property was abandoned.

4. RECLAMATION DEPOSITS, PROVISIONS FOR RECLAMATION LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

     The balance in reclamation deposits represents the Company's interest in Canadian bank term deposits which are held for the benefit of the Province of British Columbia until released or applied to reclamation costs which may arise in the future. Interest earned is paid to the Company. During 2001, a deposit of $225,000 was made in respect of the Kerr-Sulphurets gold project and a deposit of $1 million was transferred to the Company's name for the Red Mountain project. A corresponding reclamation provision of $1 million was recorded as an estimation of any potential future reclamation costs. This reclamation provision is an estimate, and therefore the provision is subject to changes in regulatory requirements and other external factors. During 2003, a reclamation provision of US$146,000 (CDN$189,289) was recorded on the Grassy Mountain property. The corresponding reclamation deposit is in the process of being finalized and deposited with the regulatory authorities. The Kerr-Sulphurets deposit was returned to the Company during 2004.

     Effective January 1, 2004 the Company retroactively adopted the new recommendations of Canadian Institute of Chartered Accountants ("CICA") handbook section 3110, Asset Retirement Obligations ("HB3110"). Under this standard, future costs of asset retirement have been recognized and recorded as a liability at fair value. The fair value of the asset retirement obligations was calculated using the total undiscounted cash flows required to settle estimated obligations of $1,189,000, expected timing of cash flow payments required to settle the obligations, credit-adjusted risk-free discount rate of 8.76% and an inflation rate of 2.0%. There was no material effect on the prior period financial statements for the change in the method of accounting for asset retirement obligations.

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

6.   SHAREHOLDERS' EQUITY

(A) SHARE CAPITAL

--------------------------------------------------------------------------------------------------
                                                                    SHARES          AMOUNT
--------------------------------------------------------------------------------------------------
Authorized
Unlimited number of common shares without par value,
unlimited number of preference shares
--------------------------------------------------------------------------------------------------
Issued - Common shares
--------------------------------------------------------------------------------------------------
     Balance, December 31, 2001                                15,530,699      $    16,837,946
     Issued during year
          For cash, exercise of stock options                     610,000              384,750
          For cash, exercise of warrants                        1,110,834            1,453,418
          For cash, private placement                           3,200,000            5,104,000
          Convertible debenture and interest                    2,803,380            2,102,535
          Value of share purchase warrants exercised                    -               71,975
--------------------------------------------------------------------------------------------------
                                                                7,724,214            9,116,678
--------------------------------------------------------------------------------------------------
     Balance, December 31, 2002                                23,254,913           25,954,624
     Issued during year
          For cash, exercise of stock options                      91,100               87,520
          For cash, exercise of warrants                        1,797,500            3,465,250
          For cash, private placements                          1,390,000            3,734,875
          Convertible debenture and interest                    1,051,272              841,018
          Value of share purchase warrants and stock                    -              386,975
          options exercised
--------------------------------------------------------------------------------------------------
                                                                4,329,872            8,515,638
--------------------------------------------------------------------------------------------------
     Balance, December 31, 2003                                27,584,785           34,470,262
     Issued during year
          For cash, exercise of stock options                     200,000              212,650
          For cash, exercise of warrants                          225,000              562,500
          For cash, private placements (i)                      1,705,000            7,466,224
          Value of share purchase warrants and stock                    -               99,500
          options exercised
     Renunciation of flow-through share value (ii)                      -             (580,800)
--------------------------------------------------------------------------------------------------
                                                                2,130,000            7,760,074
--------------------------------------------------------------------------------------------------
     Balance, December 31, 2004                                29,714,785      $    42,230,336
==================================================================================================

(i) In May 2004, the Company completed a private placement consisting of 1,200,000 common shares for gross proceeds of $5,400,000.

(ii) In September 2004, the Company completed a private placement flow-through financing of 505,000 common shares for gross proceeds of $2,272,500. Under the terms of the financing, the Company will renounce to the investors the Canadian Exploration Expenses ("CEE") incurred with the proceeds of the financings. The balance of funds not spent by December 31, 2004 has been recorded on the balance sheet as Cash for Exploration Expenditures. In January 2005, the CEE was renounced to the investors.

(iii) In February 2004, the Company renounced $1,608,000 in Canadian Exploration Expenses to investors of flow-through shares in 2003. The tax value of this renunciation has been recorded as a liability and charged against share capital. Since the Company has a valuation allowance which reduces the future income tax assets, the valuation allowance has been reduced and an income tax recovery has been recognized in the statement of operations.

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

     Pursuant to this new policy, in August 2002 the Board granted 600,000 options and in August 2004 100,000 options to senior management in lieu of market rate salaries. These option grants require a $6.00 share price for 10 successive days for the first third to vest, a $9.00 share price for the second third and a $12.00 share price for the final third. Once the share price has met the first test, the Company's share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled. No expense has been recognized on these options, as the probability of meeting the above vesting criteria remains uncertain. Compensation expense will be recognized once the vesting criteria are thought to be probable. None of these options were exercisable at December 31, 2004.

     The weighted average fair value of options granted during 2004 which were not subject to the two-tiered vesting criteria described above was 75,000 options valued at $1.53 resulting in an expense totaling $114,735 compared to 110,000 options valued at $1.20 for $131,571 in expense during 2003 and 633,000 options valued at $0.82 for $520,320 expense during 2002. These options are not subject to vesting requirements.

     The fair value of the options granted is estimated on the dates of grant using a Black-Scholes option-pricing model with the following assumptions:

                                       2004           2003            2002
                                       ----           ----            ----
     Dividend yield                     Nil            Nil             Nil
     Expected volatility                37%            50%             52%
     Risk free rate of return          4.0%           4.0%            4.4%
     Expected life of options       3 years        3 years       3-5 years

     A summary of the status of the plans at December 31, 2004 and changes during the years are presented below:

                                                      WEIGHTED
                                                      AVERAGE
                                                      EXERCISE
                                         SHARES        PRICE         AMOUNT
-----------------------------------------------------------------------------
Outstanding at December 31, 2001        1,337,000       0.69               -
Granted                                 1,233,000       2.17         520,320
Exercised                               (610,000)       0.63               -
-----------------------------------------------------------------------------
Outstanding at December 31, 2002        1,960,000       1.64         520,320
Granted                                   110,000       3.19         131,571
Exercised                                (91,100)       0.96        (41,950)
-----------------------------------------------------------------------------
Outstanding at December 31, 2003        1,978,900       1.66         609,941
Granted                                   175,000       4.14         114,735
Exercised                               (200,000)       1.06        (20,750)
-----------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 2004        1,953,900      $1.57       $ 703,926
=============================================================================


                                 OPTION
                               PRICE PER
        NUMBER OF SHARES         SHARE                EXPIRY DATE
   -----------------------------------------------------------------------
           5,000                  $0.60              January 10, 2005
          65,000                  $0.75              September 18, 2005
         348,900                  $0.60              May 17, 2006
          72,000                  $0.70              May 28, 2006
          33,333                  $0.60              June 12, 2006
          16,667                  $0.60              August 13, 2006
          50,000                  $0.60              November 5, 2006
          10,000                  $0.60              January 28, 2007
          78,000                  $0.88              February 17, 2007
          40,000                  $2.63              May 30, 2007
         340,000                  $2.90              July 1, 2007
         600,000                  $2.20              August 19, 2007
          10,000                  $2.58              December 18, 2007
          15,000                  $2.08              June 3, 2008
          45,000                  $2.85              August 12, 2008
          50,000                  $3.82              October 28, 2008
          37,500                  $5.65              January 13, 2009
          25,000                  $4.60              April 20, 2009
         100,000                  $3.37              August 13, 2009
          12,500                  $4.81              November 17, 2009
   -----------------------------------------------------------------------
       1,953,900                  $1.57
   =======================================================================

     At December 31, 2004 there were 1,953,900 options outstanding of which 1,253,000 were exercisable at prices ranging from $0.60 to $5.65 each.

     (C)  SHARE PURCHASE WARRANTS
          The Company's movement in share purchase warrants is as follows:

                                                       WEIGHTED
                                         NUMBER        AVERAGE
                                           OF          EXERCISE
                                        WARRANTS        PRICE          AMOUNT
--------------------------------------------------------------------------------
Balance at December 31, 2001            1,403,334      $1.47       $ 100,500
Issued for cash                         1,600,000       1.90         336,000
Exercised                             (1,110,834)       1.31         (71,975)
-------------------------------------------------------------------------------
Balance at December 31, 2002            1,892,500       1.93         364,525
Issued for cash                           512,500       2.50         179,375
Exercised                             (1,797,500)       1.93        (344,575)
Expired                                  (95,000)       1.90         (19,950)

-------------------------------------------------------------------------------
Balance at December 31, 2003              512,500       2.50         179,375
Exercised                               (225,000)       2.50         (78,750)
-------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2004              287,500      $3.00       $ 100,625
===============================================================================

     At December 31, 2004 the outstanding share purchase warrants were as follows:

      NUMBER OF SHARE
        PURCHASE
        WARRANTS            WARRANT PRICE/SHARE             EXPIRY DATE
     ------------------------------------------------------------------------
        287,500                   $3.00                     June 18, 2005

     These warrants were issued as part of the private placement in June 2003. The warrants are exercisable at $2.50 each until June 2004 and at $3.00 each to June 2005.

7.   RELATED PARTY TRANSACTIONS
     a) During the year, a private company controlled by a director of the Company was paid $56,700 (2003 - $27,447, 2002 - $31,360) for technical services provided by his company related to the mineral properties.
     b) During the year, a private company controlled by a second director was paid $132,500 (2003 - $60,000, 2002 - $40,000) for consulting services rendered.

     These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.   FINANCIAL INSTRUMENTS

     The fair value of the Company's cash and cash equivalents and short term deposits, cash for exploration expenditures, amounts receivable, reclamation deposits and accounts payable and accruals at December 31, 2004 and December 31, 2003 is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

9.   INCOME TAXES
     The income tax recovery varies from the amounts that would be computed by applying the basic federal and provincial income tax rates aggregating to 36.12% (2003 - 40.0%, 2002 - 41.0%) as follows:

                                                2004         2003        2002
                                         --------------------------------------

Statutory rate applied to loss for year   $  650,000   $  535,000    $  652,000
Non deductible items                        (151,000)    (195,000)     (284,000)
Losses not tax benefited                    (499,000)    (340,000)     (368,000)
Reduction in valuation allowance             575,000           -            -
-------------------------------------------------------------------------------
                                          $ 575,000     $      -     $      -
===============================================================================


     Significant components of the Company's future tax assets and liabilities are as follows:

                                                   2004            2003
                                        --------------------------------
Future income tax assets
     Mineral interests                     $      6,000     $    766,000
         Share issue costs                       60,000           82,000
     Non capital losses                       1,221,000        2,123,000
------------------------------------------------------------------------
                                             2,267, 000        2,971,000

Valuation allowance
                                             (2,267,000)      (2,971,000)
------------------------------------------------------------------------
Future income tax assets, net              $         -      $          -
========================================================================

     A future tax asset of approximately $575,000 in one Canadian entity has been offset with a future tax liability in another Canadian entity on the basis that management has undertaken to carry out tax planning measures when required.

     The Company has accumulated non-capital losses for Canadian tax purposes of approximately $3,424,000 which expire in various years to 2011 as follows:

             2005                                    111,000
             2006                                     32,000
             2007                                    185,000
             2008                                    338,000
             2009                                    735,000
             2010                                    707,000
             2011                                  1,316,000
             -----------------------------------------------
                                            $      3,424,000
             ===============================================

     The benefit of the above loss carry forwards has not been recognized for accounting purposes.

10.  SUBEQUENT EVENTS

     In February 2005, the Company closed a flow-through financing consisting of 500,000 common shares for gross proceeds of $2,125,000.

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


 Statements of operations:
                                                            2004           2003          2002
----------------------------------------------------------------------------------------------

Loss for the period - Canadian GAAP                 $(1,226,288)   $(1,338,272)  $(1,630,250)
Mineral interests prior to the establishment
     of proven and probable reserves (a)             (4,448,044)    (2,502,480)   (1,072,837)
Amortization of acquisition costs (a)                  (324,402)    (1,020,036)     (319,690)
Amortization of option payments (a)                     -             (473,280)     (322,915)
Stock based compensation (b)                                  -              -             -
Flow-through share renunciation                       (580,800)              -             -
Flow-through share value                                 97,200              -             -
Minority interest (c)                                 (188,644)         79,250       109,394
----------------------------------------------------------------------------------------------
                                                    $(6,670,978)   $(5,254,818)  $(3,236,298)
==============================================================================================

Loss per share - U.S. GAAP, Basic and diluted         $   (0.23)     $   (0.20)    $   (0.20)
==============================================================================================


 Statements of cash flows:
                                             CANADIAN GAAP                             U.S. GAAP
                                     2004         2003            2002          2004        2003            2002
-----------------------------------------------------------------------------------------------------------------

Cash used in operating        $ (1,764,345)  $  (816,206)   $  (982,269)  $(6,212,389) $(3,548,483) $(2,055,106)
 activities
Cash   used  in   investing   $ (8,228,328)  $(4,452,313)   $(8,600,551)  $(3,780,284) $(1,720,036) $(7,527,714)
 activities
=================================================================================================================


       Balance sheets:
                                                        CANADIAN GAAP                      U.S. GAAP
                                                         2004           2003            2004            2003
      -------------------------------------------------------------------------------------------------------
      Mineral interests - unproven (a)           $ 20,998,671   $ 16,634,873      $9,113,449      $9,522,097
      Minority interest                          $          -   $    188,644      $        -      $        -

      Liabilities                                $          -   $          -      $  202,000       $  97,200
      Shareholders' equity                       $ 25,702,555   $ 19,153,534     $13,712,533     $12,132,203
      =======================================================================================================


     (a)  Mineral interests:
          Under United States GAAP, acquisition costs associated with mining interests are classified according to the land tenure position and the existence of proven and probable reserves as defined under Industry Guide 7.

          Under United States GAAP, through to March 31, 2004, costs associated with owned mineral claims and mining leases were classified as definite life intangible assets and amortized over the period of intended use or until proven and probable reserves are established ranging from four to eleven years. Effective April 1, 2004, pursuant to EITF 04-2, the Company classified its mineral rights as tangible assets and stopped amortizing them. This change was accounted for prospectively. These assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Under Canadian GAAP the unit of production basis of amortization is acceptable prior to the establishment of proven and probable reserves resulting in no amortization during the exploration and development phase.

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

     (c)  Minority interest:
          Under United States GAAP the minority interest recognized in respect of "PIGCO" is nil at December 31, 2003. The US GAAP net assets of "PIGCO" are reduced compared to the net assets under Canadian GAAP due to the write off of exploration expenditures and the amortization of acquisition expenditures (as explained in (a) above). In 2004, the minority interest in PIGCO was acquired by the Company and the balance credited to Deferred Exploration.

     (d)  Flow-through Shares
          Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares. The shareholders' equity is reduced and a liability is recognized for this difference which amounted to $202,000 for the flow-through shares issued in 2004 (2003 - $97,200). The liability is reversed when the tax benefits are renounced and a deferred tax liability recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

     (e)  Impact of recent United States Accounting Pronouncements:
          In November 2004, the FASB issued FAS 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the application of FAS 151 will have an impact on the consolidated financial statements under U.S. GAAP.

          In December 2004, the FASB issued FAS 153, which deals with the accounting for the exchanges of non-monetary assets and is an amendment of Accounting Principles Board ("APB") Opinion 29. FAS 153 eliminates the exception from using fair market value for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance, as defined. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of FAS 153 will have an impact on the consolidated financial statements under U.S. GAAP.

          In December 2004, FASB Statement No. 123 (revised), Shared-based Payment, was issued. This statement requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees. In the income statement, FASB Statement No. 123 (revised) eliminates the ability to account for share-based compensation transactions using the intrinsic value method in APB Opinion No. 25. The Company, effective January 1, 2003, adopted FASB Statement No. 123, Accounting for Stock-based Compensation, as amended by FASB Statement No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, and will adopt FASB Statement No. 123 (revised) in 2006 in accordance with the appropriate transition options and adoption period prescribed in the Statement. Adoption of this standard will not have an impact on the consolidated financial statements.

                                 SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


SEABRIDGE GOLD INC.
-------------------
REGISTRANT


DATED: MARCH 25, 2005                  SIGNED: /S/ RUDI FRONK
                                              -------------------------
                                              Rudi Fronk
                                              President and C.E.O.