Form 20-F
period 2005-12-31
SEABRIDGE GOLD INC
filed 2006-03-23
CIK 1231346

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

__	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
XX	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005
OR
__	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to _______________
OR
__
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ______________
For the transition period from __________ to _______________

Commission file number: 0-50657

Seabridge Gold Inc.
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

172 King Street East, 3rd Floor, Toronto, Ontario CANADA M5A 1J3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock, no par value	American Stock Exchange
Common Stock, no par value	TSX Venture Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 32,106,685

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act

___ Yes   xx No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

___ Yes      xx  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. xx Yes __ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer,, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ___ Accelerate filer ___ Non-accelerated filer _xx

Indicate by check mark which financial statement item the registrant has elected to follow.
xx Item 17 ____ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
___ Yes   xx No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
___ Yes   __ No

Seabridge Gold Inc.
Form 20-F Annual Report

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

GLOSSARY OF TERMS

S.E.C Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well established.

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

Resource - Under the Canadian Institute of Mining (“CIM”) standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Tuff - A general term for all consolidated pyroclastic rocks.

Unpatented Claim - Mining claim to which a deed from the U.S. Government has not been received. A claim is subject to annual assessment work, to maintain ownership.

Vein - a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics - those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

A.     Directors and Senior Management

Table No. 1
Company Directors and Senior Officers
As of March 15, 2006

Name	Position	Business Address

James Anthony	Chairman and Director	172 King Street East, 3rd Floor, Toronto, Ontario M5A 1J3 Canada

Rudi Fronk	President, Chief Executive Officer and Director	172 King Street East, 3rd Floor, Toronto, Ontario M5A 1J3 Canada

Frederick Banfield	Director	3544 E. Fort Lowell, Tucson, Arizona 85716

William Calhoun	Director	P.O. Box 90 Silverton, Idaho 83867

Thomas Dawson	Director	736 O’Connor Drive Toronto, Ontario M4C 3A9 Canada

Henry Fenig	Director	Suite 250, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3 Canada

Louis J. Fox	Director	3200 North Ocean Blvd, #2410 Fort Lauderdale, Florida 33308

Eliseo Gonzalez-Urien	Director	10911 Corp Ranch Rd. Ashland, Oregon 95720

William Threlkeld	Senior Vice President	172 King Street East, 3rd Floor, Toronto, Ontario M5A 1J3 Canada

Roderick Chisholm	Chief Financial Officer and Corporate Secretary	172 King Street East, 3rd Floor, Toronto, Ontario M5A 1J3 Canada

B.    Advisers

Not Applicable

C.    Auditors

The Company’s auditor is KPMG LLP, Chartered Accountants, of Suite 3300 Commerce Court West, Toronto, Ontario, Canada. KPMG was initially appointed on June 4, 2002 for the fiscal year ending December 31, 2002.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable

Item 3.    Key Information

As used within this Annual Report, the terms “Seabridge”, “the Company”, “Issuer” and “Registrant” refer collectively to Seabridge Gold Inc, and depending on the context, its predecessors, subsidiaries and affiliates.

All currency figures stated herein are in Canadian dollars, unless otherwise noted.

A.   Selected Financial Data

The selected financial data of the Company for the Years Ended December 31, 2005, December 31, 2004 and December 31, 2003 was derived from the financial statements audited by KPMG LLP, Chartered Accountants, as indicated in its audit report which is included elsewhere in this Annual Report. The selected financial data for the years ended December 31, 2002 and December 31, 2001 was derived from the audited financial statements of the Company which are not included in this Report.

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

Table No. 2
Selected Financial Data
($’s in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/05	12/31/04	12/31/03	12/31/02	12/31/01
Interest Income	$135	$83	$107	$85	$24
Net Loss	$1,157	$1,226	$1,338	$1,630	$456
Net Loss Per Share	$0.04	$0.04	$0.05	$0.10	$0.04
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Average Shares (000)	30,682	28,876	26,191	16,212	12,600
Working Capital	$10,603	$4,220	$1,886	$3,819	$2,582
Mineral Properties	$24,395	$20,999	$16,635	$9,018	$2,977
Long-Term Debt	$0	$0	$0	$828	$2,009
Shareholder’s Equity	$35,385	$25,703	$19,154	$12,052	$3,781
Total Assets	$37,085	$27,172	$22,869	$14,143	$6,977
US GAAP Net Loss	$5,127	$6,671	$5,255	$3,236	$1,697
US GAAP Loss Per Share	$0.17	$0.23	$0.20	$0.20	$0.13
US GAAP Weighted Average Shares (000)	30,682	28,876	26,191	16,212	12,600
US GAAP Equity	$19,727	$13,616	$12,132	$9,044	$2,379
US GAAP Total Assets	$21,848	$15,287	$15,756	$11,026	$5,575
US GAAP Mineral Properties	$9,159	$9,113	$9,522	$5,901	$1,576

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

Table No. 3
Canadian Dollar/US Dollar

	Average	High	Low	Close

Year Ended 12/31/05	$1.21	$1.27	$1.15	$1.17
Year Ended 12/31/04	$1.30	$1.39	$1.18	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59

Three Months Ended 12/31/05	$1.17	$1.19	$1.15	$1.17
Three Months Ended 9/30/05	$1.19	$1.24	$1.16	$1.16
Three Months Ended 6/30/05	$1.24	$1.27	$1.21	$1.23
Three Months Ended 3/31/05	$1.23	$1.23	$1.20	$1.21

Three Months Ended 12/31/04	$1.22	$1.27	$1.18	$1.20
Three Months Ended 9/30/04	$1.31	$1.33	$1.26	$1.31
Three Months Ended 6/30/04	$1.36	$1.39	$1.31	$1.34
Three Months Ended 3/31/04	$1.32	$1.34	$1.27	$1.31

Three Months Ended 12/31/03	$1.30	$1.35	$1.29	$1.29
Three Months Ended 9/30/03	$1.38	$1.41	$1.34	$1.35
Three Months Ended 6/30/03	$1.39	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.50	$1.58	$1.47	$1.47

B.   Capitalization and Indebtedness

Not applicable

C.   Reasons for the Offer and Use of Proceeds

Not applicable

D.   Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration of its non-producing mineral properties. In particular, the following risk factors apply:

Risks Associated with Mineral Exploration

The Company is Involved in the Resource Industry which is Highly Speculative and has Certain Inherent Exploration Risks which Could have a Negative Effect on the Company’s Operations

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

The Company’s Operations Contain Significant Uninsured Risks which Could Negatively Impact Profitability as the Company Maintains No Insurance Against its Operations
The Company’s exploration of its mineral properties contain certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes which could adversely affect operations and may result in liabilities.

The Company currently maintains no insurance against its properties or operations and may decide to not take out any such insurance in the future. If such liabilities arise, they could reduce or eliminate the Company’s assets and shareholder equity as well as result in increased costs and a decline in the value of the Company’s securities.

The Company Has No Known Reserves and No Economic Reserves May Exist on Its Properties Which Would have a Negative Effect on the Company’s Operations and Valuation
Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s mineral properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company’s operations will be profitable in the future.

The Company Has Not Surveyed Any of Its Properties and the Company Could Lose Title and Ownership of Its Properties which would have a Negative Effect on the Company’s Operations and Valuation

The Company has only done a preliminary legal survey of the boundaries of any of these properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. The Company has not obtained formal title reports on any of its properties and title may be in doubt. If title is disputed, the Company will have to defend its ownership through the courts. In the event of an adverse judgment, the Company would lose its property rights.

The Mining Industry is Highly Competitive which could Restrict the Company’s Growth
The Company competes with other corporations that may have greater resources. Such corporations could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Mineral Operations are Subject to Market Forces Outside of the Company’s Control which could Negatively Impact the Company’s Operations
The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company is Subject to Substantial Government Regulatory Requirements which could cause a Restriction or Suspension of the Company’s Operations
The Company’s exploration operations are affected to varying degrees by government regulations relating to resource operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Currently, the Company’s Canadian properties are subject to the jurisdiction of the federal laws of Canada, the provincial laws of British Columbia and the Northwest Territories, as well as local laws where they are located. In addition, the Company’s U.S. properties are subject to U.S. Federal laws, the state laws of Nevada and Oregon, as well as local laws where they are located. Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

On the Federal and Provincial level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. Currently, the Company has estimated $1,406,734 in reclamation liabilities for its properties. $1,000,000 has been deposited for the benefit of the Province of British Columbia until released or applied to reclamation costs. If the reclamation requires funds in addition to those already allocated, Seabridge could be forced to pay for the extra work and it could have a significant negative effect upon the Company’s financial position and operations.

On the State and Provincial level, the government has jurisdiction over certain properties and requires their own permitting and compliance with applicable regulations. On the local level, regulations deal primarily with zoning, land use and specific building permits, as well as taxation and the impact of the Company’s operations on the existing population and local services.

The Company is Subject to Substantial Environmental Requirements which could cause a Restriction or Suspension of Company Operations
In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require obtaining permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, area providing for habitat for certain species or other protected areas. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

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

At present, the Company has not estimated or allocated any funds for reclamation at its Courageous Lake property, nor have any specific environmental concerns been identified. However, the history of mining and exploration of the property by others may have caused certain environmental damage which will require cleanup funded by Seabridge as the current landholder. In addition, unidentified environmental deficiencies may exist on other of the Company’s properties. The discovery of and any required reclamation of any additional properties would likely have a negative effect on the Company’s operations and financial position.

Financing Risks

The Company is Likely to Require Additional Financing which Could Result in Substantial Dilution to Existing Shareholders and/or the Delay or Cessation of Operations
The Company, while engaged in the business of exploiting mineral properties, has sufficient funds to undertake its planned current exploration projects. If the Company’s exploration programs are successful, additional financing will be required to develop the mineral properties identified and to place them into commercial production. The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all. Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

The Company Has a History of Net Losses and Expects Losses to Continue for the Foreseeable Future
The Company has had a history of losses and there is no assurance that it can reach profitability in the future. As of the end of the last fiscal year dated December 31, 2005,

the Company historical net loss totals ($18,509,113). The Company will require significant additional funding to meet its business objectives. Capital will need to be available to help maintain and to expand exploration on the Company’s principal exploration property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the majority of its financing through the issuance of equity, there is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing.

The Company has a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future
None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the Company has been through the sale of its common shares and convertible debt instruments. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

The Company Operates in Foreign Countries and is Subject to Currency Fluctuations which could have a Negative Effect on the Company’s Operating Results
While engaged in the business of exploiting mineral properties, the Company’s operations outside of Canada, i.e. in the United States, make it subject to foreign currency fluctuation as the Company’s accounts conducted in Canadian dollars while certain expenses are numerated in US dollars. Such fluctuations may have adversely affected the Company’s financial positions and results. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Securities of the Company

The Market for the Company’s Stock has Been Subject to Volume and Price Volatility which Could Negatively Effect a Shareholder’s Ability to Buy or Sell the Company’s Shares
The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral. The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the shares of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of markets for trading the Company’s common shares in Canada and the United States, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The Company has a Dependence Upon Key Management Employees, the Absence of Which Would Have a Negative Effect on the Company’s Operations
The Company strongly depends on the business and technical expertise of its management and key personnel, including Rudi Fronk, President. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company does not carry any formal services agreements between itself and its officers/directors. The Company does not carry any “Key Man” Life Insurance.

Certain Officers and Directors May Have Conflicts of Interest Which Could have a Negative Effect on the Company’s Operations
Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company was engaged in the business of exploiting mineral properties, such associations may have given rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company Could be Deemed a Passive Foreign Investment Company Which Could have Negative Consequences for U.S. Investors
The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S. taxpayers generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the Common Stock.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against The Company or Its Directors, Controlling Persons and Officers
It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in Canada under the Canada Business Corporation Act. A majority of the Company’s directors and officers are residents of Canada and a substantial portion of the Company’s assets and its subsidiaries are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Forward Looking Statements

Certain Statements presented herein contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

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

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company’s executive office is located at:
172 King Street East, 3rd Floor, Toronto, Ontario M5A 1J3 Canada
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

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "SEA" and on the American Stock Exchange under the symbol “SA”.

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. As of December 31, 2005, the end of the most recent fiscal year, there were 32,106,685 common shares issued and outstanding and no preferred shares issued and outstanding.

Corporate Background

The Company was originally incorporated under the Company Act of British Columbia under the name of Chopper Mines Ltd. on September 14, 1979. After conducting a 1 for 5 reverse split, the Company changed its name to Dragoon Resources Ltd. on November 9, 1984. On May 20, 1998, the Company conducted a 1 for 10 reverse split and changed its name to Seabridge Resources Ltd. On June 20, 2002, the Company changed its name to Seabridge Gold Inc. in order to better reflect the Company’s focus on gold and gold projects. On October 31, 2002 the Company also continued from British Columbia into Canadian Federal jurisdiction under the Canada Business Corporations Act.

The Company presently has three active subsidiaries: Seabridge Gold Corporation, a Nevada corporation; Pacific Intermountain Gold Inc., a Nevada corporation; and 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories of Canada. The following diagram illustrates the current inter-corporate relationship between the Company and its material subsidiaries:

(1)
The Company's 100% interest in the Kerr-Sulphurets property is subject to the terms of an option agreement with Noranda Inc. under which Falconbridge Inc. can earn up to a 65% interest in the property. See "Narrative Description of the Business - Kerr Sulphurets Project - Summary".

(2)	The Company's 100% interest in the Quartz Mountain project is subject to the terms of an option agreement with Quincy Energy Corp. under which Quincy can earn up to a 62.5% interest in the property.

Currently, the Company conducts operations in both Canada and the United States. As of December 31, 2005, the Company’s non-current assets were located as follows:

United States:	$ 8,073,361
Canada:	$ 18,115,037

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

In June 2000, the Company entered into a Letter of Intent with Placer Dome (CLA) Limited to acquire a 100% interest in the Kerr-Sulphurets project located in the Iskut-Stikine River region, approximately 20 km southeast of the Eskay Creek Mine in British Columbia. The Company agreed to issue Placer 500,000 common shares, 500,000 common share purchase warrants exercisable at $2.00 per share for two years and grant a 1% NSR royalty for the property. In June 2001, Seabridge completed the acquisition of Placer Dome’s 100% interest in the project. In September 2002, the Company announced it had entered into an agreement with Noranda Inc. (now named Falconbridge Limited) whereupon Falconbridge can earn a 50% interest in the project by spending $6,000,000 on exploration at the project within 6 years. Falconbridge can earn an additional 15% interest by funding all costs to complete a feasibility study. If, after earning its 50%

interest, Falconbridge elects not to proceed with a feasibility study, Seabridge has the option to acquire Falconbridge’s interest for $3,000,000. After having earned its 50% interest, Flaconbridge has the right to delay its decision to proceed with a feasibility study for up to three years by either spending $1.25 million per year on the property or making payments to Seabridge which would total $1.5 million over the three-year period. Through December 31, 2005, Falconbridge has expended approximately $2.3 million towards its initial earn-in requirement.

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

In December 2001, the Company entered into an agreement to acquire a 100% interest in the Quartz Mountain Gold Project located in Lake County, Oregon. Seabridge agreed to pay to Quartz Mountain Gold Corporation US$100,000 cash, 300,000 shares, 200,000 warrants and a 1% NSR for Quartz Mountain’s 100% interest in the project. In addition, the Company agreed to pay a 0.5% NSR on the property as a finders fee. The acquisition was completed in January 2002. In October 2003 the Company granted Quincy Resources Inc. (now known as Quincy Energy Corp.) an option to earn a 50% interest in the Quartz Mountain gold project, excluding the existing gold resources. Under certain conditions Quincy can increase its interest to 62.5%.

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

In May 2002, the Company reached agreement to purchase a 100% interest in the Courageous Lake Project located in the Northwest Territories, Canada. Seabridge paid former owners Newmont Canada Limited and Total Resources (Canada) US$2,500,000

and granted a 2.0% NSR for 100% of the project. Seabridge also agreed to pay Newmont and Total up to an additional US$3,000,000 depending upon the price of gold. The purchase was closed in July 2002. In April 2003, the Company made a US$1,500,000 payment to Newmont and Total which was triggered by the price of gold reaching US$360 per ounce. A final payment of US$1,500,000 was due to Newmont and Total when the price of gold exceeds US$400 for 10 consecutive days. This final payment was made in February 2004. In 2004, an additional property was optioned in the area (“Red 25”). Under the terms of the agreement, the Company paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year. In addition, the property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price. From 2003 through 2005, the Company completed significant exploration activities at the project including core drilling. In September 2005 an independent engineering study was completed on the project.

In June 2002, the Company and an independent third-party incorporated a Nevada company named Pacific Intermountain Gold Corp. (“PIGCO”) to acquire and explore early-stage exploration projects which have previously identified gold systems potentially capable of hosting large-scale gold deposits. In July 2004, the Company acquired a 100% interest in PIGCO by forgiving debt of approximately $65,000 and agreeing to pay 10% or any sale of PIGCO projects to third parties. The Company intends to explore some of the acquired properties itself and form joint ventures to explore the remainder.

Business Overview

All of the Company’s operations are located in Canada and the United States. The Company operates in the mineral exploration sector.

All of the Company’s properties are currently at the exploration stage. There is no assurance that an economic and commercially viable deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine if any economic and legally feasible deposits occur on the Company’s properties.

Operations are not seasonal as the Company can conduct exploration at certain of its properties year-round. To date, the Company’s income has been limited to interest on its cash balances and therefore it is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes.

The mineral exploration operations of the Company are subject to regulation by several government agencies at the Federal, Provincial and local levels. These regulations are well documented and a fundamental aspect of operations for any resource company in Canada and the United States. Management believes the Company is in compliance with all current requirements and does not anticipate any significant changes to these regulations which will have a material effect on the Company’s operations. The

Company has obtained all material permits required for its anticipated exploration activities.

Mineral Properties

The Company currently operates in the mineral exploration sector. All of the Company’s properties are located in Canada and the United States and are at the exploration stage.

RUSSIA
Greenland
UNITED STATES
COURAGEOUS LAKE
KERR-SULPHURETS
RED MOUNTAIN
CANADA
GRASSY MOUNTAIN
QUARTZ MOUNTAIN
HOG RANCH
THUNDER MOUNTAIN,
CASTLE-BLACK ROCK
& OTHER NEVADA PROPERTIES
UNITED STATES
MEXICO
Seabridge Gold Properties
0 300 600 Kilometers
0 300 600 Miles

The individual mineral properties are described below.

Courageous Lake Project

The Courageous Lake project is a gold project covering approximately 67,000 acres located in the Northwest Territories, Canada. Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

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

Beaufort Sea
120°00'
115°00'
N
Courageous Lake Property
CANADA
Paulatuk
Slave Structural Province Boundary
Coppermine
110°00'
105°00'
ARCTIC CIRCLE
Great Bear Lake
Lupin Mine
Contwoyto Lake
Fort Franklin
65°00'
Hottah Lake
Point Lake
Ekati Diamond Mine
Diavik Diamond Mine
Indin Lake
COURAGEOUS LAKE PROPERTY
Colomac Mine
Salmita Mine
Faber Lake
MacKay Lake
Winter Road
Lac la Martre
Rea
Edzo
Reliance
Giant Con Mine
YELLOWKNIFE
Snowdrift
MacKenzie River
Fort Simpson
Great Slave Lake
Fort Providence
1
Fort Resolution
Hay River
6
Pine Point
Enterprise
60°00'
2
5
Fort Smith
Seabridge Gold Inc.
Courageous Lake Property
Northwest Territories, Canada
0 km
100 km

How Acquired

In May 2002, Seabridge entered into a purchase agreement with Newmont Canada Limited and Total Resources Canada Limited on the Courageous Lake project comprised of 17 mining leases covering 18,178 acres. Under the purchase agreement, Seabridge paid Newmont/Total US$2.5 million in cash and granted them a 2.0% NSR and agreed that it would be liable to make two (2) further payments of US$1.5 million, each subject to the price of gold passing certain thresholds, for a 100% interest in the property. A further US$1.5 million was paid to Newmont/Total in April 2003 as a result of the spot price of gold closing above US$360 per ounce for 10 consecutive days, which occurred in February 2003. A further US$1.5 was payable to Newmont/Total 60 days after the spot price of gold closes at or above US$400 per ounce. This final payment was made in February 2004. The purchase by Seabridge closed on July 31, 2002. Upon acquiring the Courageous Lake project, Seabridge assigned its right thereto to its wholly owned subsidiary, 5073 N.W.T. Ltd. The obligations of 5073 N.W.T. Ltd. under the agreement, including the payment of the royalty, is secured by a debenture under which the vendors have been granted a security interest in the Courageous Lake property. Subsequent to this acquisition, Seabridge staked contiguous open ground totaling an additional 48,905 acres in 42 mining claims of which a portion is subject to the terms of the purchase agreement, including the 2% royalty. In 2004, an additional property was optioned in the area (“Red 25”). Under the terms of the agreement, the Company paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year. In addition, the property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price.

Regional and Property Geology

The Courageous-Matthews Lakes belt is characterized by a series of north to northwest trending Archean metavolcanic and metasedimentary rocks that are within the Yellowknife Supergroup and are locally referred to as the Courageous Lake Greenstone Belt (“CLGB”). The CLGB is approximately 60 kilometers long, with a maximum east-west width of 5.5 kilometers. Two distinct volcanic cycles have been recognized within the CLGB. The second cycle of volcanism is conformably overlain by a thick sequence of metasedimentary rocks that are locally known as the Yellowknife Group Sediments (“YGS”). The dominant post YGS lithology consists of large granodiorite to diorite plutons that bound the Courageous Lake deposit along its east and west flanks.

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

Little additional work was performed on the property until Placer Dome optioned the property in 1998. Placer’s exploration included a core drilling/sampling program in order to verify Noranda’s previous work and to provide infill sample data. Detailed mapping and structural analysis was done by Placer concurrent with the drilling to help design a drill plan as well as conducting a ground magnetic survey to define the zone of mineralization. Placer utilized two diamond drill rigs to provide detailed information on the continuity of the Tundra Main Zone and to confirm the Carbonate Zone. The total diamond drilling completed by Placer was 15,988 meters in 76 drill holes. Placer dropped its option on the property in 1999.

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

Seabridge began to collect environmental data at their Courageous Lake, NWT property in 2003. The data collection was designed and implemented by EBA Engineering Conslutants Ltd. To date the data includes archaeology, fisheries, water quality, hydrology and wildlife. The environmental program in 2004 and 2005 included water quality, hydrology and wildlife. The results are summarized below.

Wildlife:
Caribou: Four aerial caribou surveys were flown (September and November 2004, and July and September 2005). The results indicated that the general area of the property is used by baren ground caribou during both the southward migration in the fall and the northward migration in the spring. No caribou were noted in the area during the winter months and limited numbers in the summer months. The southward migration appears to occur between August and October and the northward migration between April and June.

Grizzly Bear: Aerial and ground surveys were conducted in 2004 and 2005 to document grizzly and wolf dens occurring within the study area. Over the two years twelve bears were sighted; in 2004 a single adult, one female with one cub, and one female with three cubs seven grizzly bears, two new dens, and three old bear dens and in 2005 one female with two cubs, one large adult male, and one adult of unknown sex were documented. Over the same period dens observed included two used the previous winter and four old dens.

Wolves: Observations of wolves, wolf activity, and wolf dens documented one active den, one inactive den site and 24 observations of wolf sign in 2004; two additional old wolf dens and two adult wolves were observed in 2005.

Hydrology
During the summer and fall of 2005 a hydrometric survey of Matthews Creek was conducted. The maximum-recorded discharge of 1.2 m3/s for Matthews Creek occurred on June 24, 2005 and a minimum flow of 0.2 m3/s was recorded on September 22, 2005 just prior to the creek freezing over. The instrumentation installed recorded flow continuously for the period.

Water Quality

Four water quality, sampling stations were located on Matthews Lake, one station at Courageous Lake, and one on Matthews Creek and were sampled twice during the open water season in both 2004 and 2005. Samples were analyzed for total and dissolved ultra-low metals (both total and dissolved), low-level nutrients, routine water, and cyanide as well as temperature, conductivity and dissolved oxygen. In general, the physical and chemical water quality parameters in the area of the Courageous project are generally pristine. Some impacts of the abandoned Tundra mine on Matthews Lake, could be noted in the concentrations of aluminum, cadmium, copper, and mercury.

2006 Program

The environmental field program in 2006 will concentrate on documenting the hydrology of Matthews Creek. A detailed design of the environmental data collection program to support the application to the McKenzie Valley Land and Water Board for development licenses and permits will also be completed.

Current and Planned Work

In late 2002, Seabridge engaged a group of independent consulting firms to undertake an engineering study for Courageous Lake. During 2003, preliminary reports were completed on key mining and metallurgical issues relating to the project. In January 2004, Seabridge authorized the independent consultants to upgrade capital and operating cost estimates in its Courageous Lake study to pre-feasibility levels to better define the economics of the project. As a result of a 2004 drilling program, the Company commissioned a new independent resource estimate for the FAT deposit which was completed in December 2004 and was incorporated into the engineering study. The engineering study was completed in September 2005 and the results are presented below.

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

In 2004, drill testing of selected priority targets was undertaken by the Company. The program was conceived in 2 stages, initial testing for strataform gold concentrations similar to the FAT Deposit and sectional drilling for potential resource additions. The initial program intended to test 3 target areas, Olsen Lake, Walsh Lake and the South FAT Extension. Ground conditions precluded a test of the Walsh Lake target, but the other targets were tested. Results from the initial stage of the program lead Seabridge to initiate sectional drilling on the South FAT Extension. The South FAT Extension was a projection of the previous resource model where little work had been completed. Surface and initial drilling results indicated that 300 meters of strike could be added to the FAT Deposit with the completion of sectional drilling. The second stage of the 2004 program completed the sectional drilling on 50-meter section lines across these 300 meters of strike.

A 7,500 meter core drill program was completed by the Company during 2005 designed to test for the north and south strike extensions of the FAT. The program demonstrated the potential to extend the FAT deposit by an additional 850 meters to the south and a further 600 meters to the north.

In September 2005, an engineering study (classified as a Preliminary Assessment under National Instrument 43-101 in Canada) for the Courageous Lake project was completed by TJS Mining-Met Services Inc. (TJS), Roscoe Postle Associates Inc. (RPA) and EBA Engineering Consultants Limited (EBA) (TJS, RPA and EBA collectively, the “Project Consultants”). The Preliminary Assessment is dated September 7, 2005 and is entitled “Seabridge Gold Inc., Courageous Lake Project, Preliminary Technical Assessment”. The independent consultants concluded that given the resource size, location and grade, a year round, open-pit bulk mineable operation with on-site processing is the most suitable development scenario. A base case scenario was developed for the project incorporating a 25,000 tonne per day operation (9.0 million tonne per year throughput) resulting in a projected 8.5 year operation with average annual production of 545,000 ounces of gold.

Work on the Courageous Lake project is ongoing to evaluate modifications which could improve project economics. The opportunities identified are as follows:

•	Tailings options - further testwork may prove out paste tailings as an option which may reduce the tailings footprint, tailings capital and operating costs.

•	All-weather road - providing an all-weather road to the site would have a large positive impact on the project. Such a road is being considered by the various levels of government. There would be a significant reduction in on-site storage requirements, especially fuel oil and lime.

•	Power generation sharing - providing a network to share power between the mines in the area. There are three mines in the area that potentially could share power generating facilities and costs.

•
Mine life extensions - the potential extension of mine life could have a positive material impact on the project's pre-tax net cash flow. The independent consultants have recommended additional exploration to follow-up on 2005’s exploration results.

The Company estimates its annual holding costs of the Courageous Lake Project to be $186,000 with $136,000 of these costs paid to the Department of Indian Affairs and Northern Development, Northwest Territories and the remaining $50,000 as an option payment on the Red 25 claim payable to Bathurst Inlet Developments (1984) Ltd.

Mineral Resources

Over the period of previous exploration at Courageous Lake, several resource estimates have been prepared. The most detailed historic estimates were conducted by Noranda in 1990 at the conclusion of its underground exploration program, by Placer Dome in 1999 at the conclusion of its exploration program and by Resource Modeling Inc. (an independent consulting firm based in Tuscon, Arizona) in July 2002 as part of the Company’s due diligence when it acquired the project from Newmont and Total.

In December 2004, RMI completed a new resource model for Courageous Lake, incorporating the results from the Company’s 2004 exploration program. The study provided resource estimates at various cut-off grades. In September, 2005 an engineering study was completed for the project which indicated that a 0.83 gram per tonne cut-off grade was appropriate for the deposit. Using its own estimation parameters and a cut-off grade of 0.83 grams of gold per tonne, RMI calculated resources for the project as follows:

Courageous Lake Gold Resources at 0.83 grams per tonne cut-off:

Measured			Indicated
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
3,378	2.55	277	47,002	2.28	3,445

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources
This section uses the terms “measured resources”, “indicated resources” and “inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Courageous Lake Gold Inferred Resources at 0.83 grams per tonne cut-off

Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
77,442	2.10	5,229

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources
This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

None of the resource can be classified as a Mineral Reserve. Additional exploration work will be required in order to upgrade the resources into reserve categories, and a full feasibility study will be required in order to determine if any of the mineral resource are economic and can be profitably mined.

The resource model constructed for the Courageous Lake deposit incorporates data from 449 holes drilled by Seabridge, Noranda and Placer Dome totaling 115,649 meters. Block model gold grades in the Courageous Lake resource model were estimated using an inverse distance weighting interpolation procedure.

Grassy Mountain Project

The Grassy Mountain Property covers approximately 6.7 square miles or 4,300 acres, and is located in eastern Oregon. Seabridge has a 100% interest in the project. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

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

WASHINGTON
CALIFORNIA
NEVADA
IDAHO
Astoria
Seaside
Tillamook
Portland
Gresham
Hood River
The Dalles
Pendleton
Elgin
Wallowa
Enterprise
La Grande
Heppner
Ukiah
Maupin
Lincoln City
Salem
Newport
Albany
Corvallis
Waldport
Sweet Home
Madras
Fossil
Baker City
Eugene
Florence
Springfield
Sisters
Bend
Redmond
Prineville
John Day
Oakridge
Lapine
Coos Bay
Roseburg
Burns
Vale
Ontario
Nyssa
Grassy Mountain Property
Harney Lake
Lake Owyhee
Malheur Lake
Silver Lake
Canyonville
Crater Lake
Port Orford
Prospect
Summer Lake
Gold Beach
Grants Pass
Upper Klamath Lake
Chiloquin
Paisley
Lake Abert
Medford
Ashland
Bly
Valley Falls
Brookings
Klamath Falls
Lakeview
Goose Lake
0 20 40 60 80 100
miles
Oregon
United States

Seabridge Gold Inc.

Grassy Mountain Property
Oregon, USA

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

In December 2002, the Company and Atlas restructured the terms of the acquisition agreement due to Atlas’ preference for cash. In exchange for a US$300,000 option payment, Atlas granted Seabridge the right to acquire a 100% interest in the property for an additional US$600,000 cash payment on or before March 31, 2003. Seabridge also agreed to provide US$500,000 in financing for an Atlas subsidiary on or before March 31, 2003. Seabridge paid the US$300,000 option payment, as well as the US$600,000 cash payment and the US$500,000 in financing and now holds a 100% interest in the property as well as 1,000,000 common shares of the Atlas subsidiary.

The property lies on Bureau of Land Management (“BLM”) lands, and ownership includes four leasehold interests covering 76 unpatented lode and placer claims and an additional 138 unpatented lode claims. There is one Oregon State section within the property for which applications for State prospecting permits have been submitted. A sliding scale NSR royalty applies to the main Grassy Mountain deposit. The royalty rate is a 4% NSR for gold prices up to US$500 per ounce, to a maximum of 7% for gold prices above US$800 per ounce.

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

In 1990, Atlas commissioned Kilborn Engineering (“Kilborn”) to complete a feasibility study on Grassy Mountain. Based on the positive Kilborn study, Atlas sold the property to Newmont Exploration Ltd. in September 1992 for US$30 million plus a 5% net smelter royalty interest. Newmont continued the property evaluation through August 1994, completing an additional 13 core and reverse circulation holes while concentrating on the higher-grade ore zones. At the conclusion of its exploration programs, Newmont determined the property did not currently meet its project criteria and returned the project to Atlas in September 1996.

In January 1998, Atlas executed an agreement with Tombstone Exploration Company Ltd. and associated sister company Orinoco Gold Inc. ("Tombstone"), whereby Tombstone was granted the option to purchase 100% of the property. Exploration work during Tombstone's initial program at Grassy Mountain included 8,500 of reverse circulation and core drilling in 10 drill holes. Prior to the drill program and execution of the definitive option agreement, Tombstone completed an extensive review of previous work at the property and commissioned an economic study of alternative development scenarios by Pincock, Allen and Holt (“PAH”). A second phase drill program was proposed by Tombstone to assess the highly prospective structural trends identified by geophysics, and to upgrade previous mineralization models. Due to a downturn in the resource market and its resulting inability to raise venture capital during 1998 forced Tombstone to return Grassy Mountain to Atlas in May 1998.

Environmental/Regulatory Information

The Bureau of Land Management (BLM), through its Vale District office, is the lead agency responsible for the Grassy Mountain area. In 2000, Seabridge retained Gochnour & Associates of Parker, Colorado (“Gochnour”) to undertake an environmental review and regulatory permitting due diligence on Grassy Mountain. The report of Gochnour, prepared by Lee “Pat” Gochnour, is entitled “Grassy Mountain Project Permitting/Environmental Report” (the “P/E Report”) and dated June 27, 2000. The Gochnour study examined three potential scenarios: (1) open-pit mining with a combination of heap-leach and milling processing; (2) underground mining with on-site milling; and (3) underground mining with off-site milling. Gochnour concluded that each of the development scenarios is permittable under current federal and state law. To complete the permitting process, Gochnour estimates that the open-pit scenario would take 3-5 years to permit once a Plan of Operations (“POO”) had been submitted. Gochnour estimated the permitting time frame for the underground scenarios at 2-3 years after the POO was submitted. Gochnour also reviewed the extensive database of all previous environmental and baseline work and estimated the cost and time frame associated with bringing the work up to date. In aggregate, Gochnour estimated a minimum of one year to bring the base-line work up to date at a cost of approximately US$500,000. Gochnour recommended that this work be performed concurrently with the preparation of a final feasibility study.

Current and Planned Work

During 2006, the Company plans to conduct a program to re-examine the economic potential for both the open pit and underground development scenarios at Grassy Mountain and choose the appropriate path for future work.

Holding costs of the property are currently approximately US$98,000 annually broken down as follows:

a)	US$20,000 paid to the United States Bureau of Land Management and Malheur County, Oregon;
b)	US$35,000 paid to Sherry & Yates, a Montana Corporation, as an annual advance royalty, escalating by US$5,000 per year to a maximum of US$60,000;
c)	US$33,000 paid to the Bishop family of Vale, Oregon;
d)	Approximately US$10,000 in storage and warehouse fees.

Kerr-Sulphurets Project

The Kerr-Sulphurets Project consists of two separate gold properties, Kerr and Sulphurets, located in the Iskut-Stikine River region of British Columbia. Seabridge currently has a 100% interest in the project but is subject to an agreement with Noranda Inc. whereupon Noranda may earn an interest in the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

Location and Access

The Kerr-Sulphurets property is located in the Iskut-Stikine River region, approximately 65 km northwest of Stewart, British Columbia. Access to the property is by helicopter from Stewart. Mobilization of equipment and personnel can be staged quite effectively from the Tide Lake airstrip, Bronson Strip or from Bob Quinn and Bell II Crossing on the Stewart Cassiar Highway.

YUKON TERRITORY
NORTHWEST TERRITORIES
ALASKA
GREENS CREEK
RED CHRIS
GALORE CREEK
KEMESS
ESKAY CREEK
KERR-SULPHURETS PROPERTY
Stewart
BRITISH COLUMBIA
ALBERTA
Prince Rupert
ENDAKO
HUCKLEBERRY
MT. POLLEY
PROSPERITY
AFTON
MYRA FALLS
HIGHLAND VALLEY
Vancouver
Victoria
UNITED STATES
Area Shown
CANADA
USA

■ OPERATING BASE METAL MINES
▲ ADVANCED BASE METAL PROJECTS

Seabridge Gold Inc.

Kerr-Sulphurets Property
British Columbia, Canada

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

There is a further underlying agreement between Placer Dome Inc. and Newhawk Gold Mines Ltd. dated February 4, 1992, whereby the advance annual royalties payable to Dawson are being paid two-thirds by Placer Dome and one third by Newhawk. This split is based on the fact that two of three claims, namely the XRAY 2 and 6, are now part of Placer Dome’s Sulphurets Property and the XRAY 8 is on Newhawk’s property.

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

The Alpha Joint Venture (“Alpha”) staked the Kerr Property in 1982 Anomalous gold values in soils were identified in 1983 by Alpha and based on these results Brinco Limited optioned the Kerr Property in 1984 and funded the next phase of geological mapping, prospecting and geochemical sampling. This work outlined a gold anomaly over one kilometer long. In 1985, Newhawk Gold Mines Ltd. and Lacana Mining Corp.

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

Current and Planned Work

On September 17, 2002, the Company entered into an agreement with Noranda Inc. (now known as Falconbridge Limited) whereupon Falconbridge may earn an interest in the project. The agreement allows Falconbridge to earn a 50% interest in the project by spending $6,000,000 on exploration within 6 years. Falconbridge may earn a further 15% by funding all costs to complete a feasibility study on the project. If, after earning its 50% interest, Falconbridge elects not to proceed with a feasibility study, Seabridge has the option to acquire Falconbridge’s interest for $3,000,000. After having earned its 50% interest, Falconbridge has the right to delay its decision to proceed with a feasibility study for up to three years by either spending $1.25 million per year on the property or making payments to Seabridge which would total $1.5 million over the three-year period.

During 2003 and 2004, Falconbridge conducted field programs at Kerr-Sulphurets designed to explore outside the known deposits in order to expand the known resources. The programs consisted of mapping, rock and soil sampling, and IP surveys. The size of mineralized zones at Iron Cap, Mitchell and Main Copper were expanded into areas of recent glacier retreat which were not accessible by Placer Dome.

During 2005, Falconbridge completed a summer drill program consisting of 16 widely-spaced core drill holes totaling 4,092 meters designed to test six targets situated outside the resources previously defined for the Kerr and Sulphurets deposits. Gold-copper mineralization was encountered at all six targets, with the Iron Cap and West Mitchell zones yielding the most encouraging results.

Red Mountain Project

The Red Mountain Project is a 20,175 hectares gold project located in northern British Columbia, Canada. Seabridge currently has a 100% interest in the project, subject to net smelter royalty obligations ranging from 2 to 6.5% on various segments of the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

Location and Access

The Red Mountain project is situated in northwestern British Columbia near the town of Stewart, 880 km northwest of Vancouver and 180 km north of Prince Rupert. The property lies in the Skeena Mining Division, approximately 18 km east-northeast of the town of Stewart, at 55°57’N latitude and 129°42’ W longitude, between the Cambria Ice Field and the Bromley Glacier at elevations ranging between 1,500 and 2000 meters.

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

YUKON TERRITORY
NORTHWEST TERRITORIES
ALASKA
GREENS CREEK
RED CHRIS
GALORE CREEK
KEMESS
ESKAY CREEK
Stewart
RED MOUNTAIN PROPERTY
BRITISH COLUMBIA
ALBERTA
Prince Rupert
ENDAKO
HUCKLEBERRY
MT. POLLEY
PROSPERITY
AFTON
MYRA FALLS
HIGHLAND VALLEY
Vancouver
Victoria
UNITED STATES
Area Shown
CANADA
U S A

■ OPERATING BASE METAL MINES
▲ ADVANCED BASE METAL PROJECTS

Seabridge Gold Inc.

Red Mountain Property
British Columbia, Canada

How Acquired

Effective December 31, 2001, the Company agreed to acquire a 100% interest in the Red Mountain project from North American Metals Corp. (“NAMC”), a subsidiary of Wheaton River Minerals Ltd. (“WRM”). Closing of the acquisition was completed in April 2002. At closing, the Company issued NAMC 800,000 common shares of the Company in exchange for a 100% interest in the Red Mountain project which includes 106 mineral claims comprising 19,030 hectares; all project data including an extensive, high-quality data base and drill core repository; an office/warehouse building in Stewart; a large complement of mining equipment at the Red Mountain site which has been independently valued at approximately $0.5 million; mineral exploration permit MX-1-422 and a related $1.5 million cash reclamation deposit lodged with the B.C. Mines Ministry. In January 2002, WRM filed a revised reclamation plan with the B.C. Mines Ministry which has reduced the $1.5 million cash reclamation deposit to $1.0 million. Of the $500,000 that was released by the Ministry, $350,000 was retained by Seabridge and $150,000 was paid to WRM. During 2003 Seabridge purchased additional claims at Red Mountain totaling 1,145 hectares.

At closing Seabridge also assumed obligations of various underlying property agreements which include net smelter royalty obligations ranging from 2 to 6.5%, as well as an annual minimum royalty payment of $50,000 on the Wotan Resources Corp. (“Wotan”) claim group. Production from the Wotan claims, which contain the Red Mountain gold deposit, is subject to two separate royalties aggregating 3.5% of net smelter returns (“NSR”), comprising a 1.0% NSR payable to Barrick and a 2.5% NSR payable to Wotan.

The Company also paid a finder’s fee of 40,000 common shares of Seabridge in regards to the acquisition of the property.

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

In September 1994, Barrick acquired Lac and the Red Mountain project assets were transferred to Barrick. Barrick sold the project to Royal Oak in August 1995. Royal Oak extended the underground workings, undertook a drill program seeking extensions to the known deposits, and worked on plans for the possible development of the project. In 1996, lacking funds for exploration, Royal Oak virtually ceased all activity at Red Mountain. By early 1999 Royal Oak was in serious financial difficulty and an Interim Receiver was appointed to dispose of Royal Oak’s assets, including Red Mountain.

NAMC’s purchase of the Red Mountain project was completed on February 10, 2000. During 2000, NAMC completed a comprehensive review of the Red Mountain geological and environmental data. NAMC also carried out geological work including the re-logging of a substantial quantity of drill core in order to produce an improved resource estimation model. An access road route was designed from the end of the existing road to the site. During 2001 new management at WRM elected to dispose of certain assets, including Red Mountain. Effective December 31, 2001, Seabridge agreed to acquire the Red Mountain project.

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

Mineral Resources

Red Mountain is a structurally-controlled gold deposit. In May 2001, WRM completed a comprehensive review and validation of the project’s geological and environmental data. This review included re-logging all drill core and the construction of a new kriged resource block model. Prior to the closing of the acquisition of the property, Seabridge commissioned D.L. Craig, Professional Geologist, to perform an independent technical review of the new resource model.

The new mineral resource estimate for Red Mountain incorporates data from 206 drill holes that were relogged in 2000 by NAMC. Gemcom software was used to create geological and mineralization outlines in plan and section for a 3D block model. Gold and silver grades were interpolated using ordinary kriging with anisotropic search ellipses designed to fit the geology.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources
This section uses the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

In January 2003, the Company engaged SRK Consulting to complete an engineering study of the Red Mountain project. In their study, which was completed in August 2003, SRK determined that a 6.0 gram per tonne cut-off grade was appropriate for determining gold resources which may be available for economic extraction.

Red Mountain Measured and Indicated Resources at 6.0-gram-per-tonne cutoff:

Measured		Indicated
Tonnes (000s)	Grade (g/t)	Tonnes (000s)	Grade (g/t)

866	9.39	193	8.43

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources
This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Red Mountain Inferred Resource at 6.0 gram-per-tonne cutoff:

Inferred
Tonnes (000s)	Grade (g/t)

158	8.62

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

Current and Planned Work

In August 2003, SRK Consulting completed an engineering study of the Red Mountain project. SRK reviewed previous reviewed previous work performed on the project and evaluated the development alternatives relating to various aspects of the project. In their study, SRK determined that the best development alternatives for Red Mountain are:

•	Road access to the site. A road was designed by NAMC in 2001 to access the project site.
•	A seasonal operation from May to October was selected in favor of year-round operations on the basis of safety and reliability.
•
An on-site mill using a grinding and cyanidation leaching (CIP) circuit was selected. The alternative of using flotation to produce a sulphide concentrate for offshore marketing was discarded on the basis of poor economics caused by lower overall gold recovery and smelting costs.

•	A conventional type of mill was selected instead of a portable type due to the tonnage required (1000tpd) and the very fine grind needed.
•
The full use of backfill was selected to optimize the mining recovery of the resources. Minimizing backfill was considered to reduce costs, but the possible savings are not enough to justify the lower mining recovery that results.

SRK identified that the main risks associated with the project are related to:
•	The construction and operation of the mine access road, which must traverse rugged mountainous terrain.
•	A lack of continuity in the workforce due to the seasonal operation.
•	Project economics requiring a higher gold price than currently exists.
•	The tailings facility, which must retain a water cover on the tailings in perpetuity.

SRK recommends that the following follow up work could prove beneficial to the project:
•	Exploration to increase the potentially economic mineralization.
•	A revised design for the cirque tailings facility to reduce its capital cost and its long-term costs after closure.

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

Quartz Mountain Project

The Quartz Mountain Project is a 542 hectare (1,340 acres) gold project located in southern Oregon. Seabridge currently has a 100% interest in the project, subject to NSR’s totaling 1.5%, and an option agreement with Quincy Energy Corp. (formerly Quincy Resources Inc.), who can earn an initial 50% interest in the property by expending $1,500,000 on exploration by October 15, 2008 and issuing 250,000 common shares of Quincy to Seabridge. The agreement with Quincy excludes the mineral resource already outlined on the property as discussed below. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

Location and Access

WASHINGTON
OREGON
IDAHO
CALIFORNIA
NEVADA
Quartz Mountain Property
Astoria
Seaside
Tillamook
Portland
Gresham
Hood River
The Dalles
Pendleton
Elgin
Wallowa
Enterprise
La Grande
Heppner
Ukiah
Lincoln City
Salem
Maupin
Fossil
Newport
Albany
Corvallis
Waldport
Madras
Baker City
Sweet Home
Prineville
John Day
Sisters
Redmond
Florence
Eugene
Springfield
Bend
Oakridge
Ontario
Vale
Nyssa
Lapine
Coos Bay
Burns
Roseburg
Silver Lake
Harney Lake
Lake Owyhee
Port Orford
Canyonville
Crater Lake
Summer Lake
Prospect
Malheur Lake
Gold Beach
Grants Pass
Chiloquin
Upper Klamath Lake
Paisley
Lake Abert
Medford
Bly
Valley Falls
Brookings
Ashland
Klamath Falls
Lakeview
Goose Lake
0 20 40 60 80 100
miles
Oregon
United States

Seabridge Gold Inc.

Quartz Mountain Property
Oregon, USA

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

How Acquired

In December 2001, the Company entered into an Asset Purchase & Sale and Royalty Agreement with Quartz Mountain Gold Corp. whereby Seabridge agreed to acquire 100% of the Quartz Mountain Gold Project in consideration of the following payments to Quartz Mountain Gold Corp. US$100,000 in cash; 300,000 common shares of Seabridge; 200,000 common share purchase warrants, exercisable for two years at a price of $0.90 per share (exercised in 2003); and a 1% NSR in the project. Closing of the acquisition was completed in January 2002. Additionally, a 0.50% NSR will be payable to an unrelated third-party as a finder’s fee.

On October 15, 2003, the Company signed an option agreement with Quincy Resources (now known as Quincy Energy Corp.) where Quincy can earn an initial 50% interest in the project (not including the “Excluded Ounces” as defined below”) by spending $1,500,000 on exploration at the project on or before October 15, 2008 under the following schedule.

Date	Required Expenditure Amount

By October 15, 2004	$100,000 (completed)
By October 15, 2005	$250,000 (completed)
By October 15, 2006	$500,000
By October 15, 2008	$1,500,000

Quincy must also issue 250,000 of its common shares to Seabridge under the following schedule:

Date	Required Share Issuance

Upon Execution of the Agreement	50,000 shares (issued)
Within 30 days satisfying the expenditure obligations above	200,000 shares

Once the expenditure amounts and the share issuances have been satisfied, Quincy will be deemed to have earned a 50% interest in the property and will form a Joint-Venture with Seabridge. Quincy can earn an additional 12.5% interest (for 62.5% total) in the project by funding 100% of a feasibility study on the project within 3 years and issuing an additional 250,000 common shares to Seabridge upon completion of the study. If

Quincy decides against preparing a feasibility study, or fails to deliver a study within 3 years, Seabridge has a one-time option to purchase Quincy’s interest in the project for US$750,000. Quincy will be responsible for all land holding fees and costs associated with the property as long as the option remains in effect.

The option agreement with Quincy excludes the potential mineral resource already outlined on the property under a Winters, Dorsey & Company LLC study. That area of the property, known as the “Excluded Ounces”, remains 100% held by Seabridge, subject to the NSR. If Quincy delivers to Seabridge a Feasibility Study that incorporates within the mine plan the Excluded Ounces, those ounces shall be transferred to the Joint Venture at a price to be paid by Quincy to Seabridge equal to Quincy’s working interest times the estimated gross operating margin of those ounces, less a 25% discount. Payment for the Excluded Ounces will be due on a quarterly basis as they are produced.

Under the option agreement, the company’s also agree that should either party acquire and/or stake claims, exploration permits, mining leases or any other form of mineral right or interest within an area of interest within 2 miles of the outer boundaries of the property, that additional property will automatically become part of the property subject to the agreement.

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

The earliest recorded work was performed by the Sun Oil Company, between 1936 and 1940. Sun Oil was prospecting for mercury with shallow pits and trenches. In 1949, small amounts of gold were reportedly recovered from two shafts on Crone Hill and Quartz

Butte. The shafts were sunk by employees of the Ewauna Camp Lumber Company and have since caved in. The property saw renewed interest in the late 1950’s due to a nation-wide mercury "boom". Local prospectors staked dozens of claims in what became the 60-square mile Quartz Mountain mercury district. Most of the cinnabar claims were allowed to become delinquent during the 1960s in a general collapse of the mercury mining industry.

In 1980, the claims were staked by a prospector and acquired by Exploration Ventures Company (“EXVENCO”) of Spokane, Washington in 1982. The Anaconda Company entered a joint venture partnership with EXVENCO in December 1982, and subsequently enlarged the claim block to include the entire Quartz Mountain district. Anaconda was the operating partner and initiated the first systematic exploration program for gold in the district. In the spring of 1985, Anaconda was disbanded by its parent company, Atlantic Richfield Corporation, and Quartz Mountain, along with all of their other mineral properties, was placed up for sale.

Wavecrest Resources Ltd secured Anaconda's interest in the property through a purchase agreement in the autumn of 1985. Wavecrest quickly consolidated their holdings on the entire claim block by purchasing EXVENCO's interest. The remaining small, inlaying claim blocks dating from the late 1950’s were systematically acquired and for the first time in its history, the Quartz Mountain district was consolidated under a single owner in June of 1986. Wavecrest Resources Ltd. and Galactic Resources Ltd. created Quartz Mountain Gold Corporation in June of 1987 to jointly advance the project. In 1987, 460 drill holes were completed on Crone Hill, Quartz Butte and Angel’s Camp totaling 52,284 meters (171,537 feet) of drilling. In 1988, 100 drill holes (including 47 large diameter metallurgical drill core holes) were completed on Crone Hill, Quartz Butte, Angel East and Drews Dome for a total of 10,600 meters (34,778 feet). The Crone Hill and Quartz Butte deposits were drilled off on at least 30.5 meters (100-foot) centers during these programs. Between mid-September and late November 1988, 19 deep drill holes totaling 4,473 meters (14,675 feet) were completed on Quartz Butte to explore for high-grade feeder veins within the throat of the Quartz Butte dome. A total of 34 deep drill holes now define this feeder zone system.

In July 1989, Pegasus Gold became operator of the Quartz Mountain Gold Project. In December 1994, Pegasus terminated the joint venture agreement with Quartz Mountain. Some of the key terms of this termination agreement required Pegasus to return its interest in the property, forgive outstanding loans to Quartz Mountain and performed all required reclamation work. Pegasus completed these obligations and Quartz Mountain Gold assumed undivided ownership of the property without debt or reclamation obligations. In August 1995, Quartz Mountain Gold Corporation concluded a letter agreement with Newmont Exploration Ltd. on the Quartz Mountain property. This agreement allowed Newmont to earn an 80% operating interest in the property for certain cash payments and work commitments. Newmont drilled 10 holes on the project, which were focused on expanding the near-surface, low-grade gold resources that had been previously identified. The project did not satisfy Newmont’s investment criteria and was returned to Quartz Mountain Gold in 1996. Since 1996, little exploration work has been performed on the project.

Environmental/Regulatory Information

The United States Forest Service (USFS) would be the lead regulatory agency on the federal level that is responsible for review and approval of mining activities at Quartz Mountain. The Quartz Mountain Project is characterized as an exploration stage project that has undergone considerable exploration and a Feasibility Study level evaluation of an open pit(s) mine with heap leach processing in the mid-to-late 1980's. Environmental baselines and monitoring at Quartz Mountain were initiated by previous owners in the late 1980's. These activities were directed by SRK Consulting’s Reno Office. These reports are valuable in assessing impacts and making recommendations for future work. The reports also provide valuable information that may be used by Seabridge in limiting liability as well as supporting future efforts should Seabridge decide to proceed with preparation of a particular plan at the Quartz Mountain Project.

To further study the permitting issues at Quartz Mountain, Seabridge retained Gochnour & Associates of Parker, Colorado (“Gochnour”) to undertake an environmental review and regulatory permitting due diligence on Quartz Mountain. The report of Gochnour is entitled “Quartz Mountain Project; Permitting/Environmental Report” (the “QMP P/E Report”) and dated November 28, 2001.

The Gochnour study examined various potential development scenarios including an open pit and/or underground mining operations. Processing Alternatives include on-site milling and/or heap leach technology utilizing cyanide, and off-site processing (toll milling). Waste disposal alternatives include overburden stockpiles adjacent to the orebody (under an open pit scenario). With an underground or combination open-pit/underground mining scenario, waste could be used as backfill and/or stockpiled on the surface, adjacent to mining operations. Each Alternative would require the preparation of a different reclamation strategy. Gochnour concluded that each of the scenarios is permittable under current federal and state law. To complete the permitting process, Gochnour estimates that the open-pit scenario would take 3-5 years to permit once a Plan of Operations (“POO”) had been submitted. Gochnour estimated the permitting time frame for the underground scenarios at 2-3 years after the POO was submitted.

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

Hog Ranch Project

The Hog Ranch Project is a gold project of approximately 5,000 acres located in northern Nevada. Seabridge currently has a 100% interest in the project, subject to a 3% to 5% NSR which varies depending upon the commodity price of gold. In August 2003, the Company granted Romarco Minerals an option to earn an initial 60% interest in the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

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

Regional and Property Geology

Hog Ranch is situated on the southeast edge of the Cottonwood Creek volcanic center (“CVCC”), which is located at the southern end of the Northwest Nevada volcanic field. The CVCC is thought to be a failed or downsag caldera with no recognized large volume ash flow eruption or catastrophic caldera collapse event. Hog Ranch is an epithermal low-sulfidation gold deposit hosted by rhyolite volcanic and volcanoclastic rocks. Ore zones exploited by Ferret and Western Mining were principally disseminated occurrences hosted by poorly welded tuff and lacustine rocks. Veins are better developed in the component densely welded tuff. Volcanic centers and the historical open pits are aligned in a northeast trend coincident with the Black Rock Structural Boundary. The identified high-grade vein system is contained in the northwest trending faults.

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

Exploration activities by previous owners at Hog Ranch focused exclusively on open pit resources amenable to heap leach processing. At least 2,640 holes were drilled at Hog Ranch, of which only 247 were drilled as angle holes and only 65 were drilled to a depth greater than 200 meters. A high percentage of these deeper inclined holes were in exploration areas away from the productive deposits. The vast majority of the drilling was vertical holes focused on the delineation of disseminated low-grade open-pit reserves. The Company believes that the unrealized opportunity at Hog Ranch rests with

In 2004 Romarco completed two phases of drilling at Hog Ranch. The initial phase of drilling consisted of a total of 725 meters in three rotary-reverse circulation drill holes that were designed to begin testing bonanza gold vein targets below and around the previously mined Geib Pit. One of the holes intersected 21.3 meters averaging 5.23 grams of gold per tonne. Included in this intercept were two 1.5-meter high-grade intercepts which assayed 28.7 grams of gold per tonne and 17.2 grams of gold per tonne respectively. Rom high-grade gold mineralization associated with the high-angle, structurally-controlled feeder zones.

In early 2001, Seabridge initiated an eight-hole diamond drill program to test for the potential of a high-grade underground gold deposit similar to the nearby Midas and Sleeper mines. The program successfully confirmed all the necessary conditions for such a deposit. High-grade gold intercepts from two different structures intersected in the drilling may represent the discovery of the upper levels of such a deposit. Results from this drilling program yielded assay results of up to 19.9 grams of gold per tonne within a fracture and vein zone. Observations of the core from the recent program have enabled Company geologists to reinterpret previous data and conclude that: (1) alteration has the scale (seven by eight kilometers) and intensity similar to other major deposits in northern Nevada; (2) the gold has been concentrated in specific, identifiable structures which have significant strike and down-dip potential; and (3) previous open pit mining was in the very top of the mineralized system, leaving the higher-grade potential intact and below the level of previous workings. A further program has been recommended to test for the higher grade ‘boiling’ zone which evidence suggests should be below the intercepts from the recent program.

Current and Planned Work
arco’s second phase of drilling consisted of approximately 1,400 meters in six diamond drill core holes. The purpose of the program was to begin testing bonanza gold vein targets below and around the previously mined Geib and Krista Pits and to try to expand on the significant mineralization encountered in Romarco initial phase o drilling. The highlight of the second phase program was 1.5-meter intercept that assayed 15.3 grams of gold per tonne. In February 2005 Romarco terminated its rights under the agreement and the property reverted back to the Company.
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

Castle/Black Rock Project

The Castle/Black Rock Project is a 2,500 acres gold project located in west-central Nevada. Seabridge currently has a 100% interest in the project, subject to a 3% to 5%

NSR which varies depending upon the commodity price of gold. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

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

McDermitt
Owyhee
Mountain City
Jarbridge
Tuscarora
Montello
Golconda
Wells
Winnemucca
Battle Mountain
Elko
Gerlach
Imlay
Carlin
Lovelock
Currie
NEVADA
Reno
Sparks
Fernley
Fallon
Virginia City
Austin
Eureka
McGill
Carson City
Yerington
Ruth
Ely
Minden
Shurz
Hawthorn
Babbitt
Mina
Castle-Black Rock Property
Tonopah
Warm Springs
Goldfield
Pioche
Panaca
Caliente
Alam
Beatty
Moapa
Mesquite
Indian Springs
Overton
Las Vegas
Henderson
Boulder City
Nevada
United States
0 20 40 60 80 100
miles

Seabridge Gold Inc.

Castle-Black Rock Property
Nevada, USA

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

Houston Oil and Minerals Corporation (HOM) began systematic surface exploration of the outcropping mineralization and surrounding area in 1979 and outlined a small unclassified resource of about 200,000 tons at an average gold grade of 0.07 ounces per ton. Disappointed with the small size and their inability to get the ore to leach, HOM relinquished the property at the end of 1979. The property was then acquired in 1981 by Ebco Enterprises and optioned in that year by Falcon Exploration, who proceeded to delineate a larger reported ore zone at the Boss and elected to construct a small open-pit, heap leach mine. Homestake Mining Company optioned Falcon’s peripheral claims in 1987 and discovered gold mineralization south of Black Rock during their drill program. Homestake relinquished the property that same year.

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

Kennecott Exploration staked a large block of claims northeast of the Boss pit in 1992 as part of a large regional exploration program in the Walker Lane District. This original claim block did not include what eventually became the Castle discovery. Kennecott executed a surface exploration program with initial drilling in 1993. Kennecott eventually drilled a total of 65 Reverse Circulation (“RC”) holes totaling 26,435 feet, which delineated a broad mineralized zone 2400 feet wide and at least 4200 feet long. The last RC hole was drilled in August 1995. Within this broad zone, Kennecott identified at least one ore zone that was never systematically drilled out and other mineralized drill holes were left without follow-up.

In October 1996, Fischer-Watt Gold Company (FWG) purchased the Castle property, consisting of 20 “CP” claims, from Kennecott. They staked an additional 32 lode claims around the periphery of the Kennecott block. The surrounding ground to the west and south, including the Berg and Black Rock zones, was staked by Platoro Resources, LLC earlier in that same year. In January 1998, the property was optioned from FWG by Zephyr Resources. Subsequent to Zephyr Resources, Cordex Exploration Co (a 100% subsidiary of Ray rock Resources Inc.) leased the FWG properties and conducted additional exploration activities, including RC drilling. In 1999 Glamis Gold acquired Ray rock and the Castle/Black Rock project was dropped. Later in 1999, Platoro acquired the FWG ground, thereby consolidating the property positions under a single owner.

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

Pacific Intermountain Gold Corporation Projects

The Company currently owns a 100% interest in Pacific Intermountain Gold Corporation (“PIGCO”), a private company focused on the acquisition and exploration of early-stage gold and silver properties in Nevada. The Company’s ownership interest in PIGCO is subject to a 10% net profits interest held by a previous minority shareholder in PIGCO.

All of PIGCO’s Properties are without known mineral reserves and are at the exploration stage; PIGCO’s current efforts are exploratory in nature.

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

Seabridge intends to seek joint-venture partners to carry out exploration on the majority of PIGCO’s staked lands. However, Seabridge intends to maintain certain properties for its own exploration portfolio and conduct work on these properties in the future. Seabridge plans to drill test the Four-Mile Basin project and Golden Arrow project during 2006.

Item 4A.   Unresolved Staff Comments

Not applicable

Item 5.   Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote #11 to its audited annual financial statements for the year ended December 31, 2005. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.17 as of December 31, 2005.

The Company has since inception financed its activities through the distribution of equity capital. The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs, the ability to attract joint-venture partners, as well as the general economic climate.

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The Net Loss for the year ended December 31, 2005 totaled $1,157,000 or $0.04 per share compared to $1,226,000, or $0.04 per share for the year ended December 31, 2004. The loss in 2005 was reduced by $821,000 (2004 - $575,000) in income tax recovery largely relating to the Company renouncing the Canadian Exploration Expenses to the investors of the flow-through financings completed in 2004 and 2003, respectively. Also in 2004, Pacific Intermountain Gold Inc. (“PIGCO”) a subsidiary of the Company sold shares which it had received on optioning out a mineral property resulting in a gain of $75,000 offset by $19,000 representing the minority interest in the gain. Corporate and general expenses were slightly lower in 2005 compared to 2004 as additional expenses in 2004 were incurred related to the listing of the Company’s shares on the American Stock Exchange and investor relations activity offset by slightly higher management fees in 2005. In 2005 stock option compensation expense was $361,000 compared to $115,000 in 2004. Approximately $332,000 of the 2005 amount relates to the recognition of compensation expense for the two-tiered options to management. The expense is for reaching the $6 and $9 share price vesting requirements with the consequent vesting of 500,000 of the 750,000 stock options outstanding.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The Net Loss for the year ended December 31, 2004 totaled $1,226,000 or $0.04 per share compared to $1,338,000, or $0.05 per share for the year ended December 31, 2003. The loss in 2004 was reduced by a $575,000 income tax recovery largely relating to the recognition of the Company’s tax assets after renouncing the Canadian Exploration Expenses to the investors of the flow-through financings completed in 2003. Also in 2004, PIGCO sold shares which it had received on optioning out a mineral property resulting in a gain of $75,000 offset by $19,000 representing the minority interest in the gain. Corporate and general expenses increased by $867,000 in 2004 over 2003. Approximately 39% of this increase was due to increased investor relations activities including listing on the American Stock Exchange and investor communications. Approximately 27% of the increase in corporate and general expenses was due to higher salaries and benefits for senior personnel and the hiring of a Chief Financial Officer. A further 15% of the increase reflects a full year of directors’ fees which the Company commenced paying in mid 2003 as well as the introduction of a comprehensive directors and officers liability insurance policy. About 12% of the increase was due to the recognition of the accretion for costs of reclamation liabilities. Finally, about 6% of the increase was due to higher costs of regulatory compliance, principally accounting and legal fees required by changes in regulations. In 2003, the Company wrote off the Tobin Basin exploration project in Nevada amounting to $342,000 due to unsuccessful exploration results.

Liquidity and Capital Resources

The ability of the Company to successfully acquire additional advanced-stage gold projects or to advance the projects already acquired is conditional on its ability to secure financing when required. The Company proposes to meet any additional cash requirements through equity financings. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

Year Ended December 31, 2005

The Company’s working capital position, at December 31, 2005, was $10,603,000 an increase of $6,383,000 compared to $4,220,000 at the prior year-end. Included in working capital, in 2005, was $4,028,000 (2004 - $1,170,000) in cash from flow-through share financings which will be used in 2006 for exploration at the Courageous Lake property. In 2005, the Company completed two flow-through financings, in February 500,000 common shares were issued at $4.25 each and in December 435,000 common shares were issued at $7.25 each. In addition, a private placement of 1 million shares at $5 each was completed with the Company’s largest shareholder. Also in 2005, the Company received cash of $863,000 from the exercise of warrants and $361,000 from the exercise of options. In 2005, total financings received were $11,299,000 compared to $8,241,000 in 2004.

Cash and short-term deposits at December 31, 2005 were $6,165,000, up from $2,788,000 at December 31, 2004. In addition to the stated cash and short-term deposits, the Company had $4,028,000 in cash from flow-through share financings which will be used in 2006 for exploration at the Courageous Lake property. Operations activities used $1,220,000 in 2005 compared to $1,764,000 in the prior year due to increased corporate activities in 2004 including listing the Company on the American Stock Exchange. Cash expenditures on Mineral Interests including the capital assets were $3,843,000 comparable to the $6,714,000 cash expenditures in 2004.

US GAAP Reconciliation with Canadian GAAP

Under U.S. GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Under Canadian GAAP, these amounts can be deferred. As such, under US GAAP, these amounts and related future tax liabilities are not recorded on the balance sheets.

The reader is advised to consult Seabridge’s audited annual financial statements for the period ending December 31, 2005, particularly Note #11, Reconciliation to United States Generally Accepted Accounting Principles, for the quantification of the differences.

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

Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares. The shareholders’ equity is reduced and a liability is recognized for this difference which amounted to $202,000 for the flow-through shares issued in 2004 (2003 - $97,200). The liability is reversed when the tax benefits are renounced and a deferred tax liability recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Note 11 to the 2005 audited financial statements. The value of the Canadian Dollar in relationship to the US Dollar was $1.17 as of December 31, 2005.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or intellectual property licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

PART E: Off Balance Sheet Disclosure

Not Applicable

PART F: Contractual Obligations

On-going contractual obligations of the Company are limited to property holding costs and reclamation liabilities. Although property holding costs are at the discretion of the Company, if payments are not made the Company will lose their rights to the project. Table No. 4 provides details of the Company’s future contractual obligations which are required to be satisfied in order to keep its projects in good standing.

Table No. 4
Contractual Obligations ($000’s)
		Payments due by period
	Total	2006	2007-9	20010-11	After 2011
Mineral interests	9,270	1,195	3,969	2,738	1, 372
Reclamation liabilities	1,407	-	-	-	1,407
	10,677	1,195	3,969	2,738	2,779

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company’s interest in the mineral projects.

Item 6. Directors, Senior Management and Employees

Table No. 5 lists as of March 15, 2006 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are citizens of Canada, except William Calhoun, Eliseo Gonzalez-Urien and Louis Fox, all of whom are citizens of the United States. Rudi Fronk is a citizen of both Canada and the United States.

Table No. 5
Directors

Name	Age	Date First Elected/Appointed
James Anthony	58	October 1999
Rudi Fronk	47	October 1999
Frederick Banfield (1,3)	63	October 1999
William Calhoun (1,2,3)	73	February 2000
Thomas Dawson (1,3)	69	January 2006
Henry Fenig (2,3)	60	November 2001
Louis Fox (2,3)	63	January 2000
Eliseo Gonzalez-Urien (3)	65	January 2006

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee
(3)	Member of Corporate Governance Committee

Table No. 6 lists, as of March 15, 2006 the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. Mr. Threlkeld is a citizen of the United States. Mr. Chisholm is a citizen of Canada. Mr. Fronk is a citizen of both Canada and the United States.

Table No. 6
Executive Officers

Name	Position	Age	Date of Appointment
Rudi Fronk	President	47	October 1999
William Threlkeld	Senior Vice President	51	November 2001
Roderick Chisholm	Secretary and CFO	56	August 2004

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

Rudi Fronk has over 20 years experience in the gold industry, including serving as a director and senior officer of several publicly traded gold companies. He was appointed President, CEO and a Director of Seabridge in 1999 and has since that time continuously served in those roles. Mr. Fronk is the past President and Director of Greenstone Resources Ltd. from 1994 to 1999. Prior to 1994, he held positions with Columbia Resources (1992-1993), DRX Inc. (1989-1992), Behre Dolbear & Company (1986-1989), Riverside Associates (1984-1986), Phibro-Salomon (1982-1983), and Amax (1980). Mr. Fronk is a graduate of Columbia University from which he holds a Bachelor of Science in Mining Engineering and a Master of Science in Mineral Economics. Mr. Fronk spends 100% of his time on Seabridge business.

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

Thomas Dawson has been a Chartered Accountant since 1961. He is a retired senior audit and accounting partner with 40 years of experience at Deloitte & Touche LLP, Chartered Accountants. Mr. Dawson currently serves as a Director and Chief Financial Officer of Arizona Star Resource Corp. He received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. Mr. Dawson is also a director of SouthernEra

Diamonds Inc., WFI Industries Ltd., Energy Split Corp. and Anvil Mining Limited. Mr. Dawson spends less than 10% of his time on Seabridge business.

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

Eliseo Gonzalez-Urien has over 30 years of experience in the mining industry. From 1989 through 2001 Mr. Gonzalez-Urien held various executive positions with Placer Dome Inc. including Senior Vice President of the parent company and President of Placer Dome Exploration Inc. During this period he was charged with ultimate responsibility for Placer Dome´s worldwide exploration activities. Prior to Placer Dome, Mr. Gonzalez-Urien held senior positions with BHP-Utah Inc. and Noranda. He holds a degree in Geology from the University of Santiago, Chile, followed by post graduate studies in Geology at the University of California, Berkley. Mr. Gonzalez-Urien spends less than 10% of his time on Seabridge business.

William Threlkeld has served as Senior Vice President of Seabridge since November 2001, and from 2000 to 2001 acted as a technical consultant to the Company. From 1997 to 2000, he was Vice President, Exploration for Greenstone Resources Ltd. and was responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments. From 1991 to 1997, Mr. Threlkeld was Exploration Manager and Vice President of Placer Dome and was responsible for all of Placer Dome’s exploration activity and investment in Latin America. Mr. Threlkeld obtained his MSc in Economic Geology from the University of Western Ontario. Mr. Threlkeld spends 100% of his time on Seabridge business.

Roderick Chisholm was appointed Secretary of Seabridge in June 2003 and Chief Financial Officer of Seabridge in August 2004. Since 1981, Mr. Chisholm has been a financial officer and corporate secretary of a number of Canadian junior exploration companies. Prior thereto he was an audit manager with Deloitte & Touche LLP, Chartered Accountants. Mr. Chisholm is a Chartered Accountant and spends approximately 70% of his time on Seabridge business.

Other than as set forth below, no Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony. Mr. Chisholm served as Secretary-Treasurer of Canuc Resources Corp. (CDN-OTC: CANC) in 2000 when a cease trade order was issued halting all trading of the common shares of Canuc due to failure to file financial statements. The cease trade order remains in effect as of the date hereof.

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

Table No. 7 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 7
Summary Compensation Table
All Figures in Canadian Dollars unless otherwise noted

Name	Year	Salary	Options Granted (1)	Other Compensation
Rudi Fronk, President, CEO and Director	2005 2004 2003	$250,000 $250,000 $180,000	Nil Nil Nil	$7,750 $43,269 $14,348 (2)
James Anthony, Chairman	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$120,000 $132,500 $60,000
Frederick Banfield, Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	US$20,000 US$15,000 US$7,500
William Calhoun, Director	2005 2004 2003	Nil Nil Nil	Nil Nil 65,000	US$20,000 US$15,000 US$7,500
Vahid Fathi (3), Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	US$20,000 US$15,000 US$7,500
Henry Fenig, Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	US$20,000 US$15,000 US$7,500
Louis Fox, Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	US$20,000 US$15,000 US$7,500
Roderick Chisholm Secretary and CFO	2005 2004 2003	Nil	Nil 115,000 15,000	$145,000 $106,000 $43,360
William Threlkeld, Senior VP	2005 2004 2003	$160,000 $156,000 $107,000	50,000 Nil Nil	$29,200 Nil Nil

(1) The stock options were granted under the stock option plans which are described under “Item 10: Stock Options”
(2) The “Other Compensation” listed for Rudi Fronk, President, relate to certain educational expenses reimbursed to Mr. Fronk by the Corporation and in 2004 also includes a $25,000 bonus.
(3) Mr. Fathi resigned as a director in January 2006.

No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has 4 employees and 3 executive officers.

Share Ownership

The Company’s shares are publicly held. The Company is not controlled by another corporation as described below.

Table No. 8 lists, as of March 15, 2006, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the Directors and Executive Officers as a group.

Table No. 8
Shareholdings of Directors and Executive Officers

Title Of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	James Anthony (1)	1,438,125	4.39%
Common	Rudi Fronk (2)	1,627,000	4.94%
Common	Frederick Banfield (3)	245,000	0.76%
Common	William Calhoun (4)	208,334	0.65%
Common	Thomas Dawson (5)	64,400	0.20%
Common	Henry Fenig (6)	180,000	0.56%
Common	Louis Fox (7)	339,000	1.05%
Common	Eliseo Gonzalez-Urien (8)	75,000	0.23%
Common	William Threlkeld (9)	390,000	1.20%
Common	Roderick Chisholm (10)	146,000	0.45%

Total Directors/Officers (11)		4,712,859	13.54%

(1)
Of these shares 333,334 represent currently exercisable share purchase options; 66,666 represent share purchase options subject to certain vesting requirements; 125,000 represent share purchase options subject to shareholder approval and certain vesting requirements; and 438,334 shares are held indirectly.

(2)
Of these shares 430,334 represent currently exercisable share purchase options; 66,666 represent share purchase options subject to certain vesting requirements; and 250,000 represent share purchase options subject to shareholder approval and certain vesting requirements.

(3)	Of these shares 75,000 represent currently exercisable share purchase options and 100,000 represent share purchase options subject to shareholder approval and certain vesting requirements.
(4)	Of these shares 65,000 represent currently exercisable share purchase options and 100,000 represent share purchase options subject to shareholder approval and certain vesting requirements.
(5)	Of these shares 50,000 represent share purchase options subject to shareholder approval and certain vesting requirements and 11,400 are held indirectly.
(6)	Of these shares 80,000 represent currently exercisable share purchase options and 100,000 represent share purchase options subject to shareholder approval and certain vesting requirements.

(7)	Of these shares 25,000 represent currently exercisable share purchase options and 100,000 represent share purchase options subject to shareholder approval and certain vesting requirements.
(8)	Of these shares 50,000 represent share purchase options subject to shareholder approval and certain vesting requirements.
(9)	Of these shares, 266,667 represent currently exercisable share purchase options and 83,333 represent share purchase options subject to certain vesting requirements.
(10)	Of these shares, 106,667 represent currently exercisable share purchase options and 33,333 represent share purchase options subject to certain vesting requirements.
(11)	See notes (1) through (10)

Percent of Class number is based on 32,211,685 shares outstanding as of March 15, 2006 and Stock options held by each beneficial holder.

Based upon information provided by the Company’s transfer agent, as of March 15, 2006, approximately 7.5 % of the Company’s common shares were held of record by US residents.

Board Practices

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

(c)    reviewing and approving the Company’s operating plans and monitoring performance;

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

The directors have examined the relevant definitions in the TSE Report and have individually considered their respective interests in and relationship with the Company. As a consequence, the Board has concluded that five of the Board's present eight members are "unrelated" within the meaning of the TSE Report: Frederick A. Banfield; William Calhoun; Thomas C. Dawson; Henry Fenig and Louis J. Fox. The Corporate Governance Committee is responsible for reviewing and recommending a suitable approach for the Company to assess director performance.

The Board considers eight directors to be an appropriate size for the Board at the current time. The Board believes that the inclusion of the President and Chief Executive Officer, Rudi P. Fronk, on the Company's Board of directors is useful to the effective governance of the Company. Each director brings to the Board a specific area of expertise which is instrumental in creating a Board which is able to implement the Company’s strategy effectively.

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

The Audit Committee meets at a minimum, quarterly and on such other occasions as required. The auditors are invited to attend the meetings called to discuss the annual audit plan and the final review of the year-end financial statements. At least annually, the Committee meets with the auditors to review management’s performance relating to financial reporting matters.

Specifically, the Committee:

(a)	reviews the annual statements of the Company and makes recommendations to the Board with respect to these statements,

(b)	reviews the quarterly financial statements and makes recommendations to the Board regarding these financial statements,

(c)	reviews and approves financial information in all prospectuses, offering circulars, and similar documents,

(d)	oversees the adequacy and accuracy of the Company’s financial disclosure policies and obligations,

(e)	reviews significant accounting policies and estimates,

(f)	monitors the Company’s internal controls, financial systems and procedures, and management information systems,

(g)	oversees management’s reporting on internal control,

(h)	meets with the Company’s auditors to review management’s financial stewardship and to review their recommendations to management, and

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

Corporate Governance Committee

The Corporate Governance Committee is presently composed of all five “un-related” and outside directors. This Committee has prepared and obtained approval by the Board of written policies on Fair Disclosure, Insider Trading and Conflict of Interest. Reporting to the full Board of Directors, this Committee is mandated to:

1.	Prepare and recommend to the Board on an annual basis, proposed goals for the Company and its CEO and a mandate for the CEO;

2.	Ensure that the Board is adequately informed of developments and issues within the Company such that it is able to fulfill its duties and responsibilities;

3.	Ensure that the Board reviews and approves all major corporate decisions which could reasonably be expected to affect shareholder value;

4.	Assess the effectiveness of the Board as a whole, of each of the directors and of each committee of directors and consider the impact that the number of directors has on effectiveness of the Board.

5.	Conduct an annual discussion among non-management directors on the role and effectiveness of independent directors;

6.	Ensure that each Board Committee has a clear, written mandate and is performing diligently the tasks necessary to limit Board liability;

7.	Oversee the administration of the Company’s Fair Disclosure Policy and Insider Trading Policy;

8.
Oversee an annual review of each director’s business interests in accordance with the Company’s Conflict of Interest Policy to ascertain which conflicts might exist with respect to the interests of Seabridge and how such conflicts, if any, are to be managed so as to ensure the independence of directors and to protect the interests of Seabridge and its shareholders;

9.	Review disclosure of corporate governance matters to ensure that shareholders are adequately informed of the Board’s procedures for governance on their behalf.

Compensation Committee

The Compensation Committee is presently composed of three directors, all of which are outside and unrelated directors. Reporting to the full Board of Directors, this Committee is mandated to:

1.	On an annual basis, review the total compensation of the President and Vice President(s) against their performance, mandates and goals and make recommendations on their compensation to the Board;

2.
Review, approve and recommend to the Board for confirmation all grants of options to all directors and employees; ensure the proper administration of the Company’s options program in conformity with the Company’s Option Plan;

3.	Review on an annual basis the Company’s overall hiring and compensation practices with reference to industry norms.

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

Item 7. Major Shareholders and Related Party Transactions

As of March 15, 2006, Pan Atlantic Bank and Trust Ltd. owned 6,129,652 shares of the Company representing 19.0% of the outstanding shares of the Company. In addition, as of March 15, 2006 principals of, and funds managed by, the Friedberg Mercantile Group Ltd. owned 1,093,400 shares of the Company representing 3.4% of the outstanding shares of the Company. Pan Atlantic Bank and Trust Ltd. is ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. Albert D. Friedberg is the President and a director of Friedberg Mercantile Group Ltd. Henry Fenig, a Director of the Company, is CFO and Vice President of Friedberg Mercantile Group Ltd. The Company is not aware of any other person/company who beneficially owns 5% or more of the Company’s voting securities.

No shareholders of the Company have different voting rights from any other shareholder.

There are no arrangements known to the Company, the operation of which as of a subsequent date, could result in a change of control of the Company.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During the fiscal year ended December 31, 2005, Mintec, Inc., a private company controlled by Fred Banfield, a Director of Seabridge, was paid $39,400 for technical services provided by his company related to the mineral properties. These technical services were for consulting and computer software for geologic modeling, reserve estimation, mine planning and database management. The Company negotiated the agreement at arms length, after the Company reviewed all available software in the marketplace and determined that the agreement negotiated with Mintec was the most cost effective available.

Pan Atlantic Bank and Trust Ltd. has been an investor in two convertible debt offerings and two private placement of common shares by Seabridge. Pan Atlantic Bank and Trust Ltd.’s sole shareholder is FMCI Financial Corporation. Henry Fenig, Director of Seabridge, serves as Executive Vice-President, Treasurer and a Director of FMCI.

None of the Company’s interests in its mineral properties were acquired from affiliates.

Item 8. Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report. The audit report of KPMG LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no undisclosed significant changes of financial condition since the most recent financial statements dated December 31, 2005.

Item 9.  The Offer and Listing

A.     Offer and Listing Details

The Company's common shares began trading on the Vancouver Stock Exchange (now the TSX Venture Exchange) in Vancouver, British Columbia, Canada in Sept 1979. The current stock symbol is “SEA”, and the CUSIP number is #811916105.

The Company’s common shares began trading on the American Stock Exchange in the United States in April 2004. The current stock symbol is “SA”.

Table No. 9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares over the disclosed periods for the last 12 fiscal quarters and the last five fiscal years. The Company’s common shares commenced trading on the American Stock Exchange on April 20, 2004 and the corresponding trading information is shown in Table No. 9.

Table No. 9
Common Share Trading Activity

	TSX Venture Exchange (“SEA”)				American Stock Exchange (“SA”)
	(Canadian Dollars)				(United States Dollars)
	Volume	High	Low	Close	Volume	High	Low	Close

February 2006	439,240	$10.50	$7.80	$8.66	3,182.700	$9.52	$6.80	$7.64
January 2006	1,224,174	$11.75	$9.60	$10.80	4,971,300	$10.13	$8.51	$9.50

3 Months Ended 31-Dec-05	1,744,743	$12.00	$5.57	$11.01	11,781,343	$10.49	$4.60	$9.40
3 Months Ended 30-Sep-05	1,641,935	$7.05	$2.99	$7.05	8,615,235	$6.08	$2.47	$5.99
3 Months Ended 30-Jun-05	1,339,578	$3.30	$2.40	$3.12	3,346,878	$2.78	$1.91	$2.56
3 Months Ended 31-Mar-05	1,475,938	$4.23	$3.15	$3.25	2,993,738	$3.75	$2.60	$2.71

3 Months Ended 31-Dec-04	697,155	$5.00	$4.00	$4.30	1,598,000	$4.20	$3.12	$3.63
3 Months Ended 30-Sep-04	798,164	$4.44	$3.26	$4.36	1,503,500	$3.49	$2.56	$3.38
3 Months Ended 30-Jun-04	1,823,700	$5.15	$2.90	$4.15	1,494,850	$3.90	$2.12	$3.10
3 Months Ended 31-Mar-04	1,909,600	$6.00	$4.15	$5.11	N/A	N/A	N/A	N/A

3 Months Ended 31-Dec-03	3,422,500	$5.50	$3.25	$5.30	N/A	N/A	N/A	N/A
3 Months Ended 30-Sep-03	3,253,482	$4.28	$1.86	$4.00	N/A	N/A	N/A	N/A
3 Months Ended 30-Jun-03	1,670,803	$2.60	$2.01	$2.12	N/A	N/A	N/A	N/A
3 Months Ended 31-Mar-03	2,572,700	$3.56	$2.02	$2.55	N/A	N/A	N/A	N/A

3 Months Ended 31-Dec-02	4,628,300	$3.44	$1.84	$3.39	N/A	N/A	N/A	N/A
3 Months Ended 30-Sep-02	4,032,200	$3.10	$1.50	$2.35	N/A	N/A	N/A	N/A
3 Months Ended 30-Jun-02	13,655,800	$3.70	$0.70	$2.90	N/A	N/A	N/A	N/A
3 Months Ended 31-Mar-02	4,508,300	$1.15	$0.38	$0.96	N/A	N/A	N/A	N/A

American Depository Receipts. Not applicable.
Other Securities to be Registered. Not applicable

B.    Plan and Distribution

Not Applicable

C.    Markets

The Company’s common shares currently trade on the TSX Venture Exchange under the symbol “SEA” and on the American Stock Exchange under the symbol “SA”.

United States Market

The Common Shares became listed on the American Stock Exchange effective April 20, 2004 under the symbol “SA”.

Item 10.    Additional Information

A.    Share Capital

Not Applicable

B.    Memorandum and Articles of Association

Information regarding the Company’s Certificate of Incorporation, By-Laws and other charter documents is incorporated by reference to Item 10B to the Company’s registration statement on Form 20-F dated February 18, 2004.

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

Details and a discussion of each material contract are given in the detailed property section contained in Item 4 of this Annual Report. Copies of these contracts were filed as exhibits to the Company’s registration statement on Form 20-F dated February 18, 2004.

D.    Exchange Controls and Other Limitations Affecting Security Holders

The Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-

Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

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

E.    Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations there under (collectively, the "Tax Act" or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him/her in his/her own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the Common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

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

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Management urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution of Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may deduct in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the

U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

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

F.    Dividends and Paying Agents
Not applicable

G.    Statements by Experts

Not applicable

H.    Documents on Display

The documents included as exhibits in Item 19 of this Report have been filed with the Securities and Exchange Commission (“SEC”) with the Company’s reports on Forms 6-K and 20-F, and may be reviewed at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies may be obtained, upon payment of a duplication fee, by writing the SEC or reviewed on the SEC’s website (http://www.sec.gov) or at the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

The Company’s mineral properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, Seabridge’s market risks are minimal. The Company does, however, have future property payments due in United States currency. As a Canadian Company, Seabridge’s cash balances are kept in Canadian funds. Therefore, Seabridge is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

The Company has the following total anticipated required property, royalty and tax payments due in US dollars for the next 3 fiscal years by individual property:

	Payments Due (US$)
Property	2006	2007	2008
Grassy Mountain	$97,200	$102,200	$107,200
Quartz Mountain (1)	$10,000	$10,000	$10,000
Castle/Black Rock	$42,250	$42,250	$42,250
Hog Ranch	$49,500	$52,000	$54,500
Other Nevada Properties	$437,500	$465,500	$493,500

(1) The Quartz Mountain Property is currently under option to Quincy Energy Corp. who is required to pay all required holding costs during the option period.

The Company maintains a significant amount of cash and cash equivalents as well as in short term deposits. The Company relies upon this cash to meet its future needs. As the funds are in interest bearing accounts, the Company has some interest rate risk. However, as the Company is primarily concerned with the preservation of the capital for anticipated general and property expenditures and is not dependent upon the interest from these accounts to meet its ongoing requirements, management considers the interest rate risk to be minimal and to have little to no effect on the Company’s operations.

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

Part II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None

Item 14.    Material Modifications of Rights of Securities Holders and Use of Proceeds

None

Item 15.    Controls and Procedures

The Company's Chief Executive Officer and President and its Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as such term is defined under Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (the "Exchange Act") as of the end of the period covered by this Report. Based on this evaluation, these officers have concluded that, as of the end of such period, the Company’s controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in its reports that it files or submits under the Exchange Act.

There have been no significant changes in the Company's internal controls and procedures that could materially affect these controls and procedures subsequent to the date of the Company's most recent evaluation.

Item 16A.    Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Thomas Dawson, Chairman of the Audit Committee and an independent director of the Company, is an "audit committee financial expert."

Item 16B.    Code of Ethics

The Code of Ethics, formally adopted by the Company in March 2005, and was included with the Company’s Form 20-F dated March 15, 2005.

Item 16C.    Principal Accountant Fees and Services

The aggregate fees billed for each of the last two fiscal years for professional services rendered by KPMG, the Company's Auditors, are as follows:

	2005	2004
Audit fees	$100,000	$72,300
Audit related fees	0	0
Tax Fees	0	0
All Other Fees	0	0
	$100,000	$72,300

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

Item 17.    Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 11 to the 2005 audited financial statements.

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

Audited Financial Statements

Auditor’s Report, dated March 14, 2006.

Consolidated Balance Sheets at December 31, 2005 and 2004

Consolidated Statements of Earnings (Loss) for the years ended December 31, 2005, 2004 and 2003.

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004, and 2003.

Consolidated Statements of Retained Earnings (Deficit) for the years ended December 31, 2005, 2004, and 2003.

Notes to Consolidated Financial Statements

B.    Other Exhibits

1.	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws (filed as Exhibit 1 to the

Company’s Registration Statement on Form 20-F, dated February 18, 2004, (File No. 000-50657) (the “Initial Form 20-F”) and incorporated herein by reference thereto).

2.	Instruments defining the rights of holders of the securities being registered (see Exhibit Number 1).

3.	Voting Trust Agreements - N/A

4.	Material Contracts

1.
Agreement for the purchase and sale of the Red Mountain Project and Willoughby Joint Venture between Seabridge and North American Metals Corp. (incorporated by reference to Exhibit 4-1 in Initial Form 20-F).

2.	Agreement between the Company and Platoro West Incorporated covering the Castle/Black Rock project (incorporated by reference to Exhibit 4-2 in Initial Form 20-F).
3.	Agreement between the Company and Platoro West Incorporated covering the Hog Ranch project (incorporated by reference to Exhibit 4-3 in Initial Form 20-F).
4.	Agreement between the Company and Placer Dome covering the Kerr/Sulphurets project (incorporated by reference to Exhibit 4-4 in Initial Form 20-F).
5.	Agreement between the Company and Atlas covering the Grassy Mountain project (incorporated by reference to Exhibit 4-5 in Initial Form 20-F).
6.	Agreement between the Company and Quartz Mountain Resources covering the Quartz Mountain project (incorporated by reference in Exhibit 4-9 in Initial Form 20-F).
7.	Agreement between the Company and Noranda Inc. covering the Kerr/Sulphurets project (incorporated by reference to Exhibit 4-7 in Initial Form 20-F).
8.	Agreement between the Company, Newmont Canada and Total Resources covering the Courageous Lake project (incorporated by reference to Exhibit 4-8 in Initial Form 20-F).
5.      List of Foreign Patents - N/A
6.      Calculation of earnings per share - N/A
7.      Explanation of calculation of ratios - N/A
8.	List of Subsidiaries
a)	Seabridge Gold Corporation, a Nevada corporation incorporated December 28, 2001, 100% owned.
b)	Pacific Intermountain Gold Corporation, a Nevada corporation incorporated on April 26, 2002, 100% owned
c)	5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories on July 9, 2002, 100% owned.

9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities - N/A

10.	Rule 104 Notice - N/A

11.	Code of Ethics (incorporated by reference in the Company’s Form 20-F dated March 15, 2005)

12.	Certifications

12.1(*)	Rule13a-14(a)/Rule15d-14(a) Certification of Chief Executive Officer

12.2(*)	Rule 13a14(a)/Rule 15d-14(a) Certification of Chief Financial Officer

13.	Rule 13a-14(b) Certifications

13.1(*)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(*)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.	Opinion - N/A

(*) Filed herewith

Management’s Discussion and Analysis
The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2005, December 31, 2004 and December 31, 2003. This report is dated March 14, 2006. As the Company has no revenue generating projects at this time, its ability to carry out its business plan rests with its ability to secure equity and other financings.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects. Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories, two projects in Nevada, the Kerr-Sulphurets and Red Mountain properties both located in British Columbia and the Grassy Mountain property located in Oregon. Seabridge’s common shares trade in Canada on the TSX Venture Exchange under the symbol “SEA” and in the United States on the American Stock Exchange under the symbol “SA”.

Selected Annual Information
Summary operating results ($)	2005	2004	2003
Interest income	135,000	83,000	107,000
Operating costs	2,113,000	1,940,000	1,103,000
Write off of mineral properties	-	-	342,000
Loss	1,157,000	1,226,000	1,338,000
Loss per share	0.04	0.04	0.05

Summary balance sheets ($)	2005	2004	2003
Current assets	10,896,000	4,396,000	4,223,000
Mineral interests	24,395,000	20,999,000	16,635,000
Total assets	37,085,000	27,172,000	22,869,000

Total long-term liabilities	1,407,000	1,293,000	1,378,000

Results of Operations
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
The Net Loss for the year ended December 31, 2005 totaled $1,157,000 or $0.04 per share compared to $1,226,000, or $0.04 per share for the year ended December 31, 2004. The loss in 2005 was reduced by $821,000 (2004 - $575,000) in income tax recovery largely relating to the Company renouncing the Canadian Exploration Expenses to the investors of the flow-through financings completed in 2004 and 2003, respectively. Also in 2004, Pacific Intermountain Gold Inc. (“PIGCO”) a subsidiary of the Company sold shares which it had received on optioning out a mineral property resulting in a gain of $75,000 offset by $19,000 representing the minority interest in the gain. Corporate and general expenses were slightly lower in 2005 compared to 2004 as additional expenses in 2004 were incurred related to the listing of the Company’s shares on the American Stock Exchange and investor relations activity offset by slightly higher management fees in 2005. In 2005 stock option compensation expense was $361,000 compared to $115,000 in 2004. Approximately $332,000 of the 2005 amount relates to the recognition of compensation expense for the two-tiered options to management. The expense is for reaching the $6 and $9 share price vesting requirements with the consequent vesting of 500,000 of the 750,000 stock options outstanding.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
The Net Loss for the year ended December 31, 2004 totaled $1,226,000 or $0.04 per share compared to $1,338,000, or $0.05 per share for the year ended December 31, 2003. The loss in 2004 was reduced by a $575,000 income tax recovery largely relating to the recognition of the Company’s tax assets after renouncing the Canadian Exploration Expenses to the investors of the flow-through financings completed in 2003. Also in 2004, PIGCO sold shares which it had received on optioning out a mineral property resulting in a gain of $75,000 offset by $19,000 representing the minority interest in the gain. Corporate and general expenses increased by $867,000 in 2004 over 2003. Approximately 39% of this increase was due to increased investor relations activities including listing on the American Stock Exchange and investor communications. Approximately 27% of the increase in corporate and general expenses was due to higher salaries and benefits for senior personnel and the hiring of a Chief Financial Officer. A further 15% of the increase reflects a full year of directors’ fees which the Company commenced paying in mid 2003 as well as the introduction of a comprehensive directors and officers liability insurance policy. About 12% of the increase was due to the recognition of the accretion for costs of reclamation liabilities. Finally, about 6% of the increase was due to higher costs of regulatory compliance, principally accounting and legal fees required by changes in regulations. In 2003, the Company wrote off the Tobin Basin exploration project in Nevada amounting to $342,000 due to unsuccessful exploration results.

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

Quarterly Information
Selected financial information for each of the last eight quarters ended December 31, 2005 is as follows (unaudited):

	4th Quarter Ended December 31, 2005	3rd Quarter Ended September 30, 2005	2nd Quarter Ended June 30, 2005	1st Quarter Ended March 31, 2005
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Income (loss) for period	$ (807,000)	$ (389,000)	$ (384,000)	$ 423,000
Income (loss) per share	$ (0.03)	$ (0.01)	$ (0.01)	$ 0.01

	4th Quarter Ended December 31, 2005	3rd Quarter Ended September 30, 2005	2nd Quarter Ended June 30, 2005	1st Quarter Ended March 31, 2005
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Income (loss) for period	$ (400,000)	$ (418,000)	$ (517,000)	$ 109,000
Loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ -

The loss in the fourth quarter of 2005 was higher than previous quarters due to the stock option compensation expense for the two-tiered options which amounted to $332,000.

The income for the first quarters in 2005 and 2004 was due to the recognition of the Company’s tax assets after renouncing the Canadian Exploration Expenses to the investors of the flow-through financings completed in 2003 and 2004.

Mineral Interest Activities
During the year ended December 31, 2005, the Company incurred net expenditures of $3,397,000 on mineral interests compared to $4,364,000 in the year ended December 31, 2004. Of the expenditures incurred in the 2005 period, $2,181,000 was expended at its Courageous Lake project and $758,000 on the Nevada properties. At Courageous Lake, 2005 activities included a diamond drill program and an independent Preliminary Economic Assessment (“PEA”). The drill program demonstrated the potential to expand the strike length of the FAT (felsic-ash-tuff) deposit by approximately 850 meters to the south and by approximately 600 meters to the north. The PEA demonstrated that the FAT deposit has the potential to be developed as a large, open pit operation at current gold prices. Additional exploration and engineering activities are planned at Courageous Lake for 2006. In Nevada, 2005 exploration activities included geologic mapping, rock and soil sampling and geophysical surveys at 12 of the Company’s Nevada projects. From this work, two were selected for drilling by Seabridge in 2006, the Golden Arrow project and Four-Mile Basin. The balance of expenditures on mineral interests during 2005 was related to project holding costs, including underlying lease payments and payments to government agencies for claim maintenance.

During 2005, Falconbridge Limited (Seabridge's joint venture partner) completed a drill program at Kerr Sulphurets consisting of 16 widely-spaced core drill holes totaling 4,092 meters designed to test six targets situated outside the resources previously defined for the Kerr and Sulphurets deposits. Gold-copper mineralization was encountered at all six targets, with the Iron Cap and West Mitchell zones yielding the most encouraging results. Plans are in progress to undertake further drilling in the gold-rich areas in 2006.

During 2006, the Company plans to expend approximately $6.5 million on mineral interests. Approximately $5.1 million of these planned expenditures will be associated with Courageous Lake including a new 15,000-meter drill program designed to test the potential to increase the estimated mine life projected in the PEA. In addition, $1.0 million is planned for its Nevada projects including drill programs at Four-Mile Basin and Golden Arrow. The balance of planned mineral interest expenditures for 2006 will include ongoing holding costs at its projects as well as reconnaissance activities on a number of its earlier staged projects in Nevada.

Liquidity and Capital Resources
The ability of the Company to successfully acquire additional advanced-stage gold projects or to advance the projects already acquired is conditional on its ability to secure financing when required. The Company proposes to meet any additional cash requirements through equity financings. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

Year Ended December 31, 2005
The Company’s working capital position, at December 31, 2005, was $10,603,000 an increase of $6,383,000 compared to $4,220,000 at the prior year-end. Included in working capital, in 2005, was $4,028,000 (2004 - $1,170,000) in cash from flow-through share financings which will be used in 2006 for exploration at the Courageous Lake property. In 2005, the Company completed two flow-through financings, in February 500,000 common shares were issued at $4.25 each and in December 435,000 common shares were issued at $7.25 each. In addition, a private placement of 1 million shares at $5 each was completed with the Company’s largest shareholder. Also in 2005, the Company received cash of $863,000 from the exercise of warrants and $361,000 from the exercise of options. In 2005, total financings received were $11,299,000 compared to $8,241,000 in 2004.

Cash and short-term deposits at December 31, 2005 were $6,165,000, up from $2,788,000 at December 31, 2004. In addition to the stated cash and short-term deposits, the Company had $4,028,000 in cash from flow-through share financings which will be used in 2006 for exploration at the Courageous Lake property. Operations activities used $1,220,000 in 2005 compared to $1,764,000 in the prior year due to increased corporate activities in 2004 including listing the Company on the American Stock Exchange. Cash expenditures on Mineral Interests including the capital assets were $3,843,000 comparable to the $6,714,000 cash expenditures in 2004.

Contractual Obligations
($,000)		Payments due by period
	Total	2006	2007-9	20010-11	After 2011
Mineral interests	9,270	1,195	3,969	2,738	1,372
Reclamation liabilities	1,407	-	-	-	1,407
	10,677	1,195	3,969	2,738	2,779

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company’s interest in the mineral projects.

Outlook
During 2006, the Company will continue to make exploration expenditures to advance its major project being Courageous Lake, undertake two drilling programs in Nevada and to review its other projects for possible joint venture opportunities while at the same time ensuring that funding is available for its project holding costs and other corporate requirements. The company presently has sufficient funds on hand to complete all activities on current projects through 2006.

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2005, the Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and has concluded that such controls and procedures are effective.

Shares Issued and Outstanding
At March 14, 2006, the issued and outstanding common shares of the Company totaled 32,211,685. In addition, there are 2,649,500 stock options granted (of which 1,155,000 are unexercisable and are contingent upon achieving certain future goals). On a fully diluted basis there would be 34,861,185 common shares issued and outstanding.

Related Party Transactions
During the year ended December 31, 2005; a private company controlled by a director of the Company was paid $39,000 (2004 - $57,000) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $120,000 (2004 - $133,000) for corporate consulting services rendered; and outstanding accounts payable to directors was $30,000. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Risks and Uncertainties
Exploration and Development Risks
The business of exploring for minerals involves a high degree of risk. Attracting and maintaining educated and knowledgeable technical personnel may be difficult at times. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company’s properties have a known body of commercial ore. The mineral resource estimates set out herein are not mineral reserves and do not have demonstrated economic viability. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

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

Critical Accounting Estimates
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.

The Company’s recoverability of its recorded value of its mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Forward Looking Statements
These consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

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

Management’s Report
The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements as well as the financial and other information contained in the annual report, annual information form and form 20-F. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

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

The consolidated financial statements of the Company have been approved by the Board of Directors.

/s/ Rudi P. Fronk

Rudi P. Fronk
President & CEO
March 14, 2006

Auditors' Report to the Shareholders
We have audited the consolidated balance sheets of Seabridge Gold Inc. as at December 31, 2005 and 2004 the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 11 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
March 14, 2006

Consolidated Balance Sheets December 3, 2005 and 2004 (in Canadian dollars)

	2005	2004

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$293,107	$157,502
Cash held for exploration expenditures (Note 6)	4,028,247	1,169,798
Short-term deposits	5,871,753	2,630,202
Amounts receivable and prepaid expenses	543,123	278,815
Marketable securities	160,101	160,101
	10,896,331	4,396,418

MINERAL INTERESTS (Note 3)	24,395,438	20,998,671

INVESTMENT (Note 3(c))	749,450	749,450

RECLAMATION DEPOSITS (Note 4)	1,000,000	1,000,000

CAPITAL ASSETS	43,510	27,819
	$37,084,729	$27,172,358

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accruals	$293,120	$176,354

PROVISIONS FOR RECLAMATION LIABILITIES (Note 4)	1,406,734	1,293,449

	1,699,854	1,469,803

SHAREHOLDERS’ EQUITY(Note 6)
SHARE CAPITAL	52,914,945	42,230,336
STOCK OPTIONS	959,543	703,926
SHARE PURCHASE WARRANTS	-	100,625
CONTRIBUTED SURPLUS	19,500	19,500

DEFICIT	(18,509,113)	(17,351,832)
	35,384,875	25,702,555
COMMITMENTS (Note 3 and 6(a)) SUBSEQUENT EVENTS (Notes 10)	$37,084,729	$27,172,358

See accompanying notes to consolidated financial statements

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Rudi P. Fronk	/s/ James S. Anthony
Rudi P. Fronk	James S. Anthony
Director	Director

Consolidated Statements of Operations and Deficit For the Years Ended December 31, 2005, 2004 and 2003 (in Canadian dollars)

	2005	2004	2003

EXPENDITURES
Corporate and general expenses	$1,739,441	$1,829,054	$962,315
Stock option compensation (Note 6(b))	361,350	114,735	131,571

	2,100,791	1,943,789	1,093,886
Interest income	(134,677)	(82,763)	(107,165)
Gain on sale of marketable securities	-	(74,900)	-
Foreign exchange losses (gains)	11,967	(3,563)	(2,787)
Interest expense - debentures	-	-	12,187
Minority interest	-	18,725	-
Write-off of mineral properties (Note 3)	-	-	342,151

LOSS BEFORE INCOME TAXES	1,978,081	1,801,288	1,338,272
Income tax recoveries (Note 6(a)(ii))	(820,800)	(575,000)	-

NET LOSS FOR YEAR	1,157,281	1,226,288	1,338,272

DEFICIT, BEGINNING OF YEAR	17,351,832	16,125,544	14,787,272

DEFICIT, END OF YEAR	$18,509,113	$17,351,832	$16,125,544

LOSS PER SHARE - basic and diluted	$0.04	$0.04	$0.05
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	30,682,026	28,876,451	26,190,960

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows For the Years Ended December 31, 2005, 2004 and 2003 (in Canadian dollars)

	2005	2004	2003
CASH PROVIDED FROM (USED FOR) OPERATIONS
Net loss for year	$(1,157,281)	$(1,226,288)	$(1,338,272)
Items not involving cash
Stock option compensation	361,350	114,735	131,571
Minority interest	-	18,725	-
Other	113,285	104,160	12,187
Amortization	7,215	4,339	2,941
Write-off of mineral properties	-	-	342,151
Income tax recoveries	(820,800)	(580,800)	-
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	83,707	(109,911)	(45,395)
Accounts payable and accruals	192,037	(89,305)	78,611
	(1,220,487)	(1,764,345)	(816,206)

INVESTING ACTIVITIES
Mineral interests	(3,815,625)	(6,714,026)	(5,522,671)
Short-term deposits	(3,241,551)	(1,739,302)	1,852,530
Investment in exploration company (Note 3(b))	-	-	(749,450)
Reclamation deposits	-	225,000	-
Capital assets	(27,334)	-	(32,722)

	(7,084,510)	(8,228,328)	(4,452,313)

FINANCING ACTIVITIES
Issue of share capital and warrants	11,299,051	8,241,374	7,467,020

NET CASH PROVIDED (USED)	2,994,054	(1,751,299)	2,198,501

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,327,300	3,078,599	880,098

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,321,354	$1,327,300	$3,078,599

CASH AND CASH EQUIVALENTS, END OF YEAR:
Cash and cash equivalents	$293,107	$157,502	$1,551,999
Cash held for exploration expenditures	4,028,247	1,169,798	1,526,600
	$4,321,354	$1,327,300	$3,078,599

See accompanying notes to consolidated financial statements

Notes to the Financial Statements
December 31, 2005 and 2004
(in Canadian dollars, except where noted)

1.	NATURE OF OPERATIONS
The Company is engaged in the acquisition, exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The ability of the Company to carry out its business plan rests with its ability to secure equity and other financings and develop the properties.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. (“GAAP”) which, except as noted in Note 11, are consistent in all material respects with generally accepted accounting principles in the United States of America.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)    Principles of Consolidation
These consolidated financial statements include the accounts of Seabridge Gold Inc. and its wholly-owned subsidiaries, Seabridge Gold Corp., a company incorporated under the laws of the State of Nevada, USA, 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories of Canada; and Pacific Intermountain Gold Inc. (“PIGCO”), a company incorporated under the laws of the State of Nevada, USA. Prior to July 2004, PIGCO was 75% owned. All significant inter-company transactions and balances have been eliminated.

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

The Emerging Issues Committee of the CICA issued EIC-126 - “Accounting by Mining Enterprises for Exploration Costs” which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG 11) affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the Committee’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required. Any resulting write-downs are charged to the statement of operations.

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

c)    Asset Retirement Obligations
The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they occur and/or in which a reasonable estimate of such costs can be made (Note 4).

d)    Stock-based Compensation
The Company applies the fair value method for stock-based compensation and other stock-based payments. Options are valued using the Black Scholes option-pricing model. The resulting value is charged against income over the anticipated vesting period of the option (see Note 6(b)).

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

g)    Marketable Securities
Short-term investments in marketable securities are recorded at the lower of cost or market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. The securities are valued at cost. The market value of the marketable securities holdings at December 31, 2005 approximates cost.

h)    Investments
Investments in companies where the Company does not have significant influence are carried at cost less any allowance for other than temporary impairment.

i)     Flow-through Shares
The Company financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. When the renunciation is made, the tax value of the renunciation is recorded as a liability and charged against share capital Where the Company has a valuation allowance, which reduces future income tax assets, the valuation allowance is reduced and an income tax recovery is recorded in the statement of operations.

j)     Translation of Foreign Currencies
The functional currency of the Company and its subsidiaries is considered to be the Canadian dollar. Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end rates of exchange, non-monetary assets and liabilities are translated at historic rates of exchange and statement of operations items are translated at average exchange rates prevailing during the year. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in the statement of operations in the current year.

k)    Income Taxes
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

l)    Loss Per Share
Loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. As the Company incurred net losses for the year ended December 31, 2005 and 2004, all outstanding options have been excluded from the calculation of diluted loss per share.

m)    Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of exploration properties, amortization rates, accrued liabilities and contingencies and calculations of future income tax assets. Actual results could be materially different from those estimates.

3.	MINERAL INTERESTS
Expenditures made on account of mineral interests by the Company were as follows:

		2005
Property and Expense	Balance, December 31, 2004	Expenditures	Recoveries/ Write-offs	Balance December 31, 2005
Courageous Lake
Acquisition costs	$8,202,305	$50,000	$-	$8,252,305
Deferred exploration	5,388,752	2,130,736	-	7,519,488
	13.591,057	2,180,736	-	15,771,793
Castle Black Rock
Acquisition costs	140,426	-	-	140,426
Deferred exploration	194,214	49,428	-	243,642
	334,640	49,428	-	384,068
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	708,837	135,711	-	844,548
	2,970,136	135,711	-	3,105,847
Hog Ranch
Acquisition costs	443,838	-	-	443,838
Deferred exploration	563,897	65,953	-	629,850
	1,007,735	65,953	-	1,073,688
Kerr-Sulphurets
Acquisition costs	465,542	-	-	465,542
Deferred exploration	59,177	2,205	-	61,382
	524,719	2,205	-	526,924
Quartz Mountain
Acquisition costs	357,139	-	-	357,139
Deferred exploration	85,348	-	-	85,348
	442,487	-	-	442,487
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	534,866	155,854	-	690,720
	616,956	155,854	-	772,810
Pacific Intermountain Gold Inc.
Acquisition costs	48,215	-	(33,355)	14,860
Deferred exploration	1,303,058	757,586	-	2,060,644
	1,351,273	757,586	(33,355)	2,075,504
Other Nevada Projects
Acquisition costs.	20,000	28,901	-	48,901
Deferred exploration	139,668	53,748	-	193,416
	159,668	82,649	-	242,317
Total
Acquisition costs	12,020,854	78,901	(33,355)	12,066,400
Deferred exploration	8,977,817	3,351,221	-	12,329,038
Total Mineral Interests	$20,998,671	$3,430,122	$(33,355)	$24,395,438

2004
Property and Expense	Balance, December 31, 2003	Expenditures	Recoveries/ Write-offs	Balance December 31, 2004
Castle Black Rock
Acquisition costs	$140,426	$-	$-	$140,426
Deferred exploration	137,141	57,073	-	194,214
	277,567	57,073	-	334,640
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	490,785	218,052	-	708,837
	2,752,084	218,052	-	2,970,136
Hog Ranch
Acquisition costs	488,838	-	(45,000)	443,838
Deferred exploration	563,220	677	-	563,897
	1,052,058	677	(45,000)	1,007,735
Kerr-Sulphurets
Acquisition costs	465,542	-	-	465,542
Deferred exploration	58,673	504	-	59,177
	524,215	504	-	524,719
Quartz Mountain
Acquisition costs	357,139	-	-	357,139
Deferred exploration	85,348	-	-	85,348
	442,487	-	-	442,487
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	344,691	190,175	-	534,866
	426,781	190,175	-	616,956
Courageous Lake
Acquisition costs	8,152,305	50,000	-	8,202,305
Deferred exploration	1,708,693	3,680,059	-	5,388,752
	9,860,998	3,730,059	-	13,591,057
Pacific Intermountain Gold Inc.
Acquisition costs	137,461	-	(89,246)	48,215
Deferred exploration	1,049,893	460,534	(207,369)	1,303,058
	1,187,354	460,534	(296,615)	1,351,273
Other Nevada Projects
Acquisition costs.	20,000	-	-	20,000
Deferred exploration	91,329	48,339	-	139,668
	111,329	48,339	-	159,668
Total
Acquisition costs	12,105,100	50,000	(134,246)	12,020,854
Deferred exploration	4,529,773	4,655,413	(207,369)	8,977,817
Total Mineral Interests	$16,634,873	$4,705,413	$(341,615)	$20,998,671

2003
Property and Expense	Balance, December 31, 2002	Expenditures	Recoveries/ Write-offs	Balance December 31, 2003
Castle Black Rock
Acquisition costs	$140,426	$-	$-	$140,426
Deferred exploration	101,910	35,231	-	137,141
	242,336	35,231	-	277,567
Grassy Mountain
Acquisition costs	1,172,670	1,088,629	-	2,261,299
Deferred exploration	363,268	127,517	-	490,785
	1,535,938	1,216,146	-	2,752,084
Hog Ranch
Acquisition costs	540,838	-	(52,000)	488,838
Deferred exploration	553,581	9,639	-	563,220
	1,094,419	9,639	(52,000)	1,052,058
Kerr-Sulphurets
Acquisition costs	465,542	-	-	465,542
Deferred exploration	43,673	15,000	-	58,673
	509,215	15,000	-	524,215
Quartz Mountain
Acquisition costs	370,239	-	(13,100)	357,139
Deferred exploration	82,732	2,616	-	85,348
	452,971	2,616	(13,100)	442,487
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	76,431	268,260	-	344,691
	158,521	268,260	-	426,781
Courageous Lake
Acquisition costs	3,949,457	4,202,848	-	8,152,305
Deferred exploration	141,251	1,567,442	-	1,708,693
	4,090,708	5,770,290	-	9,860,998
Pacific Intermountain Gold Inc.
Acquisition costs	137,461	-	-	137,461
Deferred exploration	432,299	617,594	-	1,049,893
	569,760	617,594	-	1,187,354
Other Nevada Projects
Acquisition costs	132,354	-	(112,354)	20,000
Deferred exploration	232,148	88,978	(229,797)	91,329
	364,502	88,979	(342,151)	111,329
Total
Acquisition costs	6,991,077	5,291,477	(177,454)	12,105,100
Deferred exploration	2,027,293	2,732,277	(229,797)	4,529,773
Total Mineral Interests	$9,018,370	$8,023,754	$(407,251)	$16,634,873

Continued exploration of the Company’s mineral properties are subject to certain lease payments, project holding costs, rental fees and filing fees.

a)    Courageous Lake
In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

The Vendors were granted a 2% net smelter royalty interest in the project. In addition, the Company agreed to pay the Vendors US$1.5 million when the spot price of gold closed at or above US$360 per ounce for 10 consecutive days (paid in March 2003), and pay the Vendors US$1.5 million when the spot price of gold closed at or above US$400 per ounce or a production decision is made at Courageous Lake, whichever is earlier (paid in February 2004).

In 2004, an additional property was optioned in the area. Under the terms of the agreement, the Company paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year. In addition, the property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price.

b)    Castle Black Rock
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

c)    Grassy Mountain
In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000. As part of the acquisition of the Grassy Mountain property, the Company acquired one million shares of a U.S. based private exploration company at US$0.50 per share which represented approximately 6.9% of the private company’s issued and outstanding shares. Subsequently, the private company was merged with Atlas Precious Metals Inc. (“APMI”). On the merger, the Company’s one million shares of the private company were converted into 1,200,000 common shares of APMI representing approximately 5.7% of APMI’s issued and outstanding shares.

d)    Hog Ranch
In 2000, the Company entered into a mining lease agreement for mineral claims located in Washoe County, Nevada. Advance royalties are payable as to US$15,000 on November 15, 2006; US$17,500 on November 15, 2007; US$20,000 on November 15, 2008 and each November 15 thereafter. A production royalty is payable varying with the price of gold, ranging from 3% to 5%, and a 3.5% royalty on the gross proceeds from other metals. 40% of the production royalty may be purchased for US$2 million. In August 2003, The Company optioned a 60% interest in the Hog Ranch project in Nevada, USA to Romarco Minerals Inc. (“Romarco”). Under the terms of the agreement the Company received 200,000 shares of Romarco valued at $52,000 in 2003 and in 2004 received 200,000 shares valued at $45,000 which amounts were shown as a recovery of mineral interests and the investments are included in marketable securities on the balance sheet. In February 2005, Romarco terminated its option on the Hog Ranch property.

e)    Kerr-Sulphurets
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

In 2002, the Company optioned the property to Falconbridge Limited (formerly known as Noranda Inc.) which can earn a 50% interest by spending $6 million on exploration within 6 years. Falconbridge can earn a further 15% by funding all costs to complete a feasibility study on the project. If after earning its 50% interest, Falconbridge elects not to proceed with a feasibility study, the Company has the option to acquire Falconbridge’s interest for $3 million. After having earned its 50% interest, Falconbridge has the right to delay its decision to proceed with a feasibility study for up to 3 years by either spending $1.25 million per year on the property or making payments to the Company which would total $1.5 million over the three-year period. In 2005, Falconbridge completed 4,092 metres of drilling and had encouragement in two areas. Plans are in progress for further drilling in 2006.

f)    Quartz Mountain
In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and there is a 0.5% net smelter royalty interest to an unrelated third party as a finder’s fee. In October 2003, the Company optioned a 50% interest in the Quartz Mountain project in Oregon, USA to Quincy Energy Corp. (formerly Quincy Resources Inc.). The current gold resource known on the property is excluded from the agreement. The terms of the agreement require Quincy to incur US$1.5 million in exploration and issue 250,000 of its shares in stages by October 2008. Quincy can earn a further 12.5% interest in the project by funding a feasibility study and issuing a further 250,000 of its shares to the Company. If after earning its 50% interest, Quincy elects not to proceed with a feasibility study, the Company has the option to acquire Quincy’s interest for US$750,000. In 2003, the Company received the first payment of 50,000 shares of Quincy valued at $13,100 which amount was shown as a recovery of mineral interests and the investment is included in marketable securities on the balance sheet.

g)    Red Mountain
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

h)    Pacific Intermountain Gold Inc.
During 2002, the Company and an unrelated party incorporated Pacific Intermountain Gold Inc. (“PIGCO”). The Company funded PIGCO’s share capital of $755,000 and received a 75% interest. The other party provided the exclusive use of an exploration database and received a 25% interest. The value associated with the use of this database, being the minority interest in PIGCO at December 31, 2002 was charged to operations as Pacific Intermountain Gold exploration. Subsequent to 2002, funding which was for deferred exploration expenditures has been by way of loans to PIGCO. In July 2004, the Company acquired the 25% interest in PIGCO which it did not own for forgiving debt of approximately $65,000 and agreeing to pay 10% of any sale of projects to third parties. The minority interest liability value amounting to $207,369 was deleted and the amount credited against PIGCO deferred exploration expenses on the balance sheet.

The Company and PIGCO acquired approximately 30 claim blocks in Nevada, USA in 2002. A 50% interest in one property, Thunder Mountain, was optioned to a third party in 2002. The optionee paid US$25,000 in cash and issued 250,000 of its shares and was required to spend US$1.5 million in exploration over a three year period and issue PIGCO 500,000 common shares on or before the first anniversary and 750,000 on or before the second anniversary. At the completion of the earn-in, a 50-50 joint venture would have been formed with the optionee as operator. In 2003, the agreement was amended with the Clifford property, another PIGCO owned property, was added to the agreement and the 500,000 shares being payable in 2004. During 2004, the third party terminated all of its rights under the option agreement.

i)    Other Nevada Projects
In 2003, the Company wrote off the acquisition costs and deferred exploration costs associated with the Tobin Basin project, which totalled $342,151, as the exploration results did not warrant further work and the property was abandoned.

4.	RECLAMATION DEPOSITS, PROVISIONS FOR RECLAMATION LIABILITIES AND ASSET RETIREMENT OBLIGATIONS
The balance in reclamation deposits represents the Company’s interest in Canadian bank term deposits which are held for the benefit of the Province of British Columbia until released or applied to reclamation costs which may arise in the future. Interest earned is paid to the Company. During 2001, a deposit of $225,000 was made in respect of the Kerr-Sulphurets gold project and a deposit of $1 million was transferred to the Company’s name for the Red Mountain project. A corresponding reclamation provision of $1 million was recorded as an estimation of any potential future reclamation costs. This reclamation provision is an estimate, and therefore the provision is subject to changes in regulatory requirements and other external factors. During 2003, a reclamation provision of US$146,000 (CDN$189,289) was recorded on the Grassy Mountain property. The corresponding reclamation deposit is in the process of being finalized and deposited with the regulatory authorities. The Kerr-Sulphurets deposit was returned to the Company during 2004.

The fair value of the asset retirement obligations was calculated using the total undiscounted cash flows required to settle estimated obligations of $1,189,000, expected timing of cash flow payments required to settle the obligations, credit-adjusted risk-free discount rate of 8.76% and an inflation rate of 2.0%.

5.	CONVERTIBLE DEBENTURES
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

6.	SHAREHOLDERS’ EQUITY

a) Share Capital
	Shares	Amount
Authorized
Unlimited number of common shares without par value, unlimited number of preference shares (non issued)
Issued - Common shares
Balance, December 31, 2002	23,254,913	$25,954,624
Issued during year
For cash, exercise of stock options	91,100	87,520
For cash, exercise of warrants	1,797,500	3,465,250
For cash, private placements	1,390,000	3,734,875
Convertible debentures and interest	1,051,272	841,018
Value of share purchase warrants and stock options exercised	-	386,975
	4,329,872	8,515,638
Balance, December 31, 2003	27,584,785	34,470,262
Issued during year
For cash, exercise of stock options	200,000	212,650
For cash, exercise of warrants	225,000	562,500
For cash, private placements (iii)	1,705,000	7,466,224
Value of share purchase warrants and stock options exercised	-	99,500
Renunciation of flow-through share value (ii)	-	(580,800)
	2,130,000	7,760,074
Balance, December 31, 2004	29,714,785	42,230,336
Issued during year
For cash, exercise of stock options	169,400	360,905
For cash, exercise of warrants	287,500	862,500
For cash, private placements (i)	1,935,000	10,075,646
Value of share purchase warrants and stock options exercised	-	206,358
Renunciation of flow-through share value (ii)	-	(820,800)
	2,391,900	10,684,609
Balance, December 31, 2005	32,106,685	$52,914,945

i)	In October 2005, the Company completed a private placement consisting of 1,000,000 common shares for gross proceeds of $5,000,000.

In February 2005 and December 2005, the Company completed private placement flow-through financings of 500,000 common shares for gross proceeds of $2,125,000 and 435,000 common shares for gross proceeds of $3,153,750, respectively. Under the terms of the financings the Company will renounce to the investors the Canadian Exploration Expenses (“CEE”) incurred with the proceeds of the financings. The balance of funds not spent by December 31, 2005 has been recorded on the balance sheet as Cash held for Exploration Expenditures. In February 2006, the CEE was renounced to the investors.

ii)
In January 2005, the Company renounced $2,272,500 (2004 - $1,608,000) in Canadian Exploration Expenses to investors of flow-through shares in 2004 and 2003, respectively. The tax value of these renunciations has been recorded as a future tax liability and charged against share capital. Since the Company has a valuation allowance which reduces the future income tax assets, the valuation allowance has been reduced and income tax recoveries have been recognized in the statement of operations.

iii)	In May 2004, the Company completed a private placement consisting of 1,200,000 common shares for gross proceeds of $5,400,000.

In September 2004, the Company completed a private placement flow-through financing of 505,000 common shares for gross proceeds of $2,272,500. Under the terms of the financing, the Company will renounce to the investors the Canadian Exploration Expenses (“CEE”) incurred with the proceeds of the financings. The balance of funds not spent by December 31, 2004 was recorded on the balance sheet as Cash for Exploration Expenditures. In January 2005, the CEE was renounced to the investors.

b)   Stock Options Outstanding
The Company provides compensation to directors, employees and consultants in the form of stock options. In August 2002, the Company announced new provisions to the stock option plan for directors and senior manage-ment. New option grants to directors and senior management are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders. Grants to other employees and consultants do not have the two-tiered provision.

The Board granted options as to 600,000 in August 2002, as to 100,000 in August 2004 and as to 50,000 in January 2005 to senior management in lieu of market rate salaries. These option grants require a $6.00 share price for 10 successive days for the first third to vest, a $9.00 share price for the second third and a $12.00 share price for the final third. Once the share price has met the first test, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled.

In October 2005, the $6 vesting criteria was reached and in December 2005 the $9 vesting criteria was reached. The completed vesting criteria also included the requirements that the share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months. Compensation expense on the latter two vesting criteria, which related to the vesting of 500,000 shares, has been recognized in the amount of $331,566.

The weighted average grant date fair value of options granted during 2005 which were not subject to the two-tiered vesting criteria described above was $3.33 (2004 - $1.53, 2003 - $1.19). The grant of these 45,000 options resulted in compensation expense totalling $29,784 compared to 75,000 options resulting in compensation expense totalling $114,735 during 2004 and 110,000 options resulting in compensation expense of $131,571 during 2003. 30,000 of the 2005 options vest over the period December 2005 to December 2006 and consequently the expense will be recognized over that one year period. The fair value of the options granted is estimated on the dates of grant using a Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003
Dividend yield	Nil	Nil	Nil
Expected volatility	60%	37%	50%
Risk free rate of return	4.21%	4.0%	4.0%
Expected life of options	3.5years	3 years	3 years

A summary of the status of the plans at December 31, 2005 and changes during the years are presented below:

	Shares	Weighted Average Exercise Price	Amount
Outstanding at December 31, 2002	1,960,000	$1.64	$520,320
Granted	110,000	3.19	131,571
Exercised	(91,100)	0.96	(41,950)
Outstanding at December 31, 2003	1,978,900	1.66	609,941
Granted	175,000	4.14	114,735
Exercised	(200,000)	1.06	(20,750)
Outstanding at December 31, 2004	1,953,900	1.57	703,926
Granted	95,000	5.74	29,784
Exercised	(169,400)	(2.13)	(105,733)
Value of two-tiered options vested	-	-	331,566
Outstanding at December 31, 2005	1,879,500	$2.21	$959,543

Number of Shares	Option Price Per Share	Expiry Date
347,000	$ 0.70	May 17, 2006
72,000	$ 0.70	May 28, 2006
33,333	$ 0.60	June 12, 2006
16,667	$ 0.60	August 13, 2006
50,000	$ 0.60	November 5, 2006
78,000	$ 0.88	February 17, 2007
40,000	$ 2.63	May 30, 2007
325,000	$ 2.90	July 1, 2007
600,000	$ 2.20	August 19, 2007
10,000	$ 2.58	December 18, 2007
15,000	$ 2.08	June 3, 2008
20,000	$ 2.85	August 12, 2008
15,000	$ 3.82	October 28, 2008
37,500	$ 5.65	January 13, 2009
25,000	$ 4.60	April 20, 2009
100,000	$ 3.37	August 13, 2009
65,000	$ 4.00	January 11, 2010
30,000	$ 9.50	December 20, 2010
1,879,500	$ 2.21

At December 31, 2005 there were 1,879,500 options outstanding of which 1,584,500 were exercisable at prices ranging from $0.60 to $5.65 each. In addition, there were 250,000 subject to the two-tiered vesting provisions and 45,000 which vest during 2006.

c)    Share Purchase Warrants
The Company's movement in share purchase warrants is as follows:

	Number of Warrants	Amount
Balance at December 31, 2002	1,892,500	$364,525
Issued for cash	512,500	179,375
Exercised	(1,797,500)	(344,575)
Expired	(95,000)	(19,950)
Balance at December 31, 2003	512,500	179,375
Issued for cash	(225,000)	(78,750)
Balance at December 31, 2004	287,500	100,625
Exercised	(287,500)	(100,625)
Balance at December 31, 2005	-	$-

7.     RELATED PARTY TRANSACTIONS
a) During the year, a private company controlled by a director of the Company was paid $39,400 (2004 - $56,700, 2003 - $27,400) for technical services provided by his company related to the mineral properties.
b) During the year, a private company controlled by a second director was paid $120,000 (2004 - $132,500, 2003 - $60,000) for consulting services rendered.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.     FINANCIAL INSTRUMENTS
The fair value of the Company’s cash and cash equivalents and short term deposits, cash held for exploration expenditures, amounts receivable, reclamation deposits and accounts payable and accruals at December 31, 2005 and December 31, 2004 is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

9.     INCOME TAXES
The income tax recovery varies from the amounts that would be computed by applying the basic federal and provincial income tax rates aggregating to 36.12% (2004 - 36.12%, 2003 - 40.0%) as follows:

	2005	2004	2003

Statutory rate applied to loss for year	$714,000	$650,000	$535,000
Non deductible items	(217,000)	(151,000)	(195,000)
Losses not tax benefited	(497,000)	(499,000)	(340,000)
Reduction in valuation allowance	820,800	575,000	-
	$820,800	$575,000	$-

Significant components of the Company’s future tax assets and liabilities are as follows:

	2005	2004
Future income tax assets
Mineral interests	$135,000	$986,000
Share issue costs	103,000	60,000
Non capital losses	1,508,000	1,221,000
	1,746,000	2,267, 000
Valuation allowance	(1,746,000)	(2,267,000)
Future income tax assets, net	$-	$-

A future tax asset of approximately $975,000 (2004 - $575,000) in one Canadian entity has been offset with a future tax liability in another Canadian entity on the basis that management has undertaken to carry out tax planning measures when required.

The Company has accumulated non-capital losses for Canadian tax purposes of approximately $4,216,000 which expire in various years to 2015 as follows:

2006	$32,000
2007	185,000
2008	338,000
2009	735,000
2010	707,000
2014	910,000
2015	1,309,000
$4,216,000

The benefit of the above loss carry forwards has not been recognized for accounting purposes.

10.   SUBSEQUENT EVENT
In January 2006, the Company granted 875,000 five-year options to directors at an exercise price of $10.56 each and subject to the two-tiered vesting policy established in 2002. These option grants require a $15.00 share price for 10 successive days for the first third to vest, an $18.00 share price for the second third and a $21.00 share price for the final third. Once the share price has met the first test, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled. These option grants are also subject to the approval of shareholders at the next meeting of shareholders.

11.   RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP:

Statements of operations:
	2005	2004	2003

Net loss for year - Canadian GAAP	$(1,157,281)	$(1,226,288)	$(1,338,272)
Mineral interests prior to the establishment of proven and probable reserves (a)	(3,351,221)	(4,448,044)	(2,502,480)
Amortization of acquisition costs (a)	-	(324,402)	(1,020,036)
Amortization of option payments (a)	-	-	(473,280)
Flow-through share renunciation	(820,800)	(580,800)	-
Flow-through share value	202,000	97,200	-
Minority interest (b)	-	(188,644)	79,250
	$(5,127,302)	$(6,670,978)	$(5,254,818)

Loss per share - U.S. GAAP, Basic and diluted	$(0.17)	$(0.23)	$(0.20)

Statements of cash flows:
	Canadian GAAP			U.S. GAAP
	2005	2004	2003	2005	2004	2003

Cash used in operating activities	$(1,220,487)	$(1,764,345)	$(816,206)	$(4,571,708)	$(6,212,389)	$(3,548,483)
Cash used in investing activities	$(7,084,510)	$(8,228,328)	$(4,452,313)	$(3,733,289)	$(3,780,284)	$(1,720,036)

Balance sheets:
	Canadian GAAP		U.S. GAAP
	2005	2004	2005	2004
Mineral interests - unproven (a)	$24,395,438	$20,998,671	$9,158,995	$9,113,449
Liabilities	$-	$-	$421,800	$202,000
Shareholders’ equity	$35,384,875	$25,702,555	$19,726,632	$13,615,533

 a)    Mineral interests
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

b)    Minority interest
Under United States GAAP the minority interest recognized in respect of PIGCO is nil at December 31, 2003. The US GAAP net assets of PIGCO are reduced compared to the net assets under Canadian GAAP due to the write off of exploration expenditures and the amortization of acquisition expenditures (as explained in (a) above). In 2004, the minority interest in PIGCO was acquired by the Company and the balance credited to Deferred Exploration.

c)    Flow-through shares
Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares. The shareholders’ equity is reduced and a liability is recognized for this difference which amounted to $202,000 for the flow-through shares issued in 2004 (2003 - $97,200). The liability is reversed when the tax benefits are renounced and a deferred tax liability recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

d)    Comprehensive income
Statement of Financial Standards No. 130 “Reporting Comprehensive Income” (“FAS 130”) is applicable for U.S. GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. No material difference arises from the application of FAS 130.

In January 2005, the CICA issued re-exposure drafts of the proposed Handbook Section 1530 Comprehensive Income which harmonizes Canadian GAAP with U.S. GAAP. The CICA has proposed that mandatory implementation of these standards be for interim and annual financial statements relating to years commencing on or after October 1, 2006.

e)    Impact of recent United States accounting pronouncements
In November 2004, the FASB issued FAS 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the application of FAS 151 will have an impact on the consolidated financial statements under U.S. GAAP.

In December 2004, the FASB issued FAS 153, which deals with the accounting for the exchanges of non-monetary assets and is an amendment of Accounting Principles Board (“APB”) Opinion 29. FAS 153 eliminates the exception from using fair market value for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance, as defined. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of FAS 153 will have an impact on the consolidated financial statements under U.S. GAAP.

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

During June 2005, the FASB issued SFAS No. 154, "Accounting for Changes in Accounting Principles and Error Corrections". The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the Company's 2006 financial statements and is not expected to impact earnings.

Signature Page

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Seabridge Gold Inc.
Registrant

Dated: March 15, 2005	Signed:	/s/ Rudi Fronk
Rudi Fronk
President and C.E.O.