Form 20-F
period 2006-12-31
SEABRIDGE GOLD INC
filed 2007-03-29
CIK 1231346

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

__	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
XX	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2006
OR
__	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to _______________
OR
__
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ______________
For the transition period from __________ to _______________

Commission file number: 0-50657

Seabridge Gold Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's Name into English)

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

N/A
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.   None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:   34,090,685

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

Large accelerated filer  ___  Accelerate filer  ___  Non-accelerated filer  xx

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

Part I

Item 1.   Identity of Directors, Senior Management and Advisers

A.  Directors and Senior Management

Table No. 1
Company Directors and Senior Officers
As of March 20, 2007

Name	Position	Business Address
James Anthony	Chairman and Director	172 King Street East, 3rd Floor, Toronto, Ontario M5A 1J3 Canada
Rudi Fronk	President, Chief Executive Officer and Director	172 King Street East, 3rd Floor, Toronto, Ontario M5A 1J3 Canada
Frederick Banfield	Director	3544 E. Fort Lowell, Tucson, Arizona 85716
William Calhoun	Director	P.O. Box 0090 Silverton, Idaho 83867
Thomas Dawson	Director	736 O’Connor Drive Toronto, Ontario M4C 3A9 Canada
Henry Fenig	Director	Suite 250, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3 Canada
Louis J. Fox	Director	3200 North Ocean Blvd, #2410 Fort Lauderdale, Florida 33308
Eliseo Gonzalez-Urien	Director	10911 Corp Ranch Rd. Ashland, Oregon 95720
William Threlkeld	Senior Vice President	172 King Street East, 3rd Floor, Toronto, Ontario M5A 1J3 Canada
Roderick Chisholm	Chief Financial Officer and Corporate Secretary	172 King Street East, 3rd Floor, Toronto, Ontario M5A 1J3 Canada

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

A.  Selected Financial Data

The selected financial data of the Company for the Years Ended December 31, 2006, December 31, 2005 and December 31, 2004 was derived from the financial statements audited by KPMG LLP, Chartered Accountants, as indicated in its audit report which is included elsewhere in this Annual Report. The selected financial data for the years ended December 31, 2003 and December 31, 2002 was derived from the audited financial statements of the Company which are not included in this Report.

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

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnote #9 to the financial statements.

Table No. 2
Selected Financial Data
($’s in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/06	12/31/05	12/31/04	12/31/03	12/31/02
Interest Income	$363	$135	$83	$107	$85
Net Loss	$3,300	$1,157	$1,226	$1,338	$1,630
Net Loss Per Share	$0.10	$0.04	$0.04	$0.05	$0.10
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Average Shares (000)	33,459	30,682	28,876	26,191	16,212
Working Capital	$6,420	$10,603	$4,220	$1,886	$3,819
Mineral Properties	$53,262	$24,395	$20,999	$16,635	$9,018
Long-Term Debt	$0	$0	$0	$0	$828
Shareholder’s Equity	$59,279	$35,385	$25,703	$19,154	$12,052
Total Assets	$61,244	$37,085	$27,172	$22,869	$14,143
US GAAP Net Loss	$14,161	$5,127	$6,671	$5,255	$3,236
US GAAP Loss Per Share	$0.42	$0.17	$0.23	$0.20	$0.20
US GAAP Weighted Average Shares (000)	33,459	30,682	28,876	26,191	16,212
US GAAP Equity	$34,326	$19,727	$13,616	$12,132	$9,044
US GAAP Total Assets	$36,684	$21,848	$15,287	$15,756	$11,026
US GAAP Mineral Properties	$28,649	$9,159	$9,113	$9,522	$5,901

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

Table No. 3
Canadian Dollar/US Dollar

	Average	High	Low	Close

Year Ended 12/31/06	$1.13	$1.17	$1.10	$1.17
Year Ended 12/31/05	$1.21	$1.27	$1.15	$1.17
Year Ended 12/31/04	$1.30	$1.39	$1.18	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52

Three Months Ended 12/31/06	$1.14	$1.17	$1.12	$1.17
Three Months Ended 9/30/06	$1.12	$1.14	$1.11	$1.12
Three Months Ended 6/30/06	$1.11	$1.17	$1.10	$1.12
Three Months Ended 3/31/06	$1.15	$1.17	$1.13	$1.17

Three Months Ended 12/31/05	$1.17	$1.19	$1.15	$1.17
Three Months Ended 9/30/05	$1.19	$1.24	$1.16	$1.16
Three Months Ended 6/30/05	$1.24	$1.27	$1.21	$1.23
Three Months Ended 3/31/05	$1.23	$1.23	$1.20	$1.21

Three Months Ended 12/31/04	$1.22	$1.27	$1.18	$1.20
Three Months Ended 9/30/04	$1.31	$1.33	$1.26	$1.31
Three Months Ended 6/30/04	$1.36	$1.39	$1.31	$1.34
Three Months Ended 3/31/04	$1.32	$1.34	$1.27	$1.31

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

The Company’s Operations Contain Significant Uninsured Risks which Could Negatively Impact Profitability as the Company Maintains No Insurance Against its Operations
The Company’s exploration of its mineral properties incurs certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes which could adversely affect operations and may result in liabilities.

The Company currently maintains $5 million insurance for its properties and operations which may not cover larger liabilities or uninsured situations. If such larger liabilities or uninsured situations arise, they could reduce or eliminate the Company’s assets and shareholder equity as well as result in increased costs and a decline in the value of the Company’s securities.

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

Mineral Operations are Subject to Market Forces Outside of the Company’s Control which could Negatively Impact the Company’s Operations
The marketability of minerals, especially the price of gold, is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

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

Currently, the Company’s Canadian properties are subject to the jurisdiction of the federal laws of Canada, the provincial laws of British Columbia and the Northwest Territories, as well as local laws where they are located. In addition, the Company’s U.S. properties are subject to U.S. Federal laws, the state laws of Nevada and Oregon, as well as local laws where they are located. The Company’s Mexican property is subject to Mexican federal laws as well as local laws where it is located. Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

On the Federal and Provincial level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. Currently, the Company has estimated $1,529,948 in reclamation liabilities for its properties. $1,000,000 has been deposited for the benefit of the Province of British Columbia until released or applied to reclamation costs. If the reclamation requires funds in addition to those already allocated, Seabridge could be forced to pay for the extra work and it could have a significant negative effect upon the Company’s financial position and operations.

On the State and Provincial level, the government has jurisdiction over certain properties and requires their own permitting and compliance with applicable regulations. On the local level, regulations deal primarily with zoning, land use and specific building permits, as well as taxation and the impact of the Company’s operations on the existing population and local services.

The Company is Subject to Substantial Environmental Requirements which could cause a Restriction or Suspension of Company Operations
In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require obtaining permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, area providing for habitat for certain species or other protected areas. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, which may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

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

The Company Has a History of Net Losses and Expects Losses to Continue for the Foreseeable Future
The Company has had a history of losses and there is no assurance that it can reach profitability in the future. As of the end of the last fiscal year dated December 31, 2006,

the Company historical net loss totals $21,809,113. The Company will require significant additional funding to meet its business objectives. Capital will need to be available to help maintain and to expand exploration on the Company’s principal exploration property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the majority of its financing through the issuance of equity, there is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing.

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

The Company Operates in Foreign Countries and is Subject to Currency Fluctuations which could have a Negative Effect on the Company’s Operating Results
While engaged in the business of exploiting mineral properties, the Company’s operations outside of Canada, i.e. in the United States and Mexico, make it subject to foreign currency fluctuation as the Company’s accounts are conducted in Canadian dollars while certain expenses are numerated in US dollars and Mexican pesos. Such fluctuations may adversely affect the Company’s financial positions and results. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

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

The Company Could be Deemed a Passive Foreign Investment Company Which Could have Negative Consequences for U.S. Investors
The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S. taxpayers generally will be required to treat any so-called "excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the Common Stock of the Company.

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

Forward Looking Statements

Certain Statements presented herein contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects related to accidents, equipment break downs, weather or other difficulties, and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

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
E-Mail:  info@seabridgegold.net
Website:  www.seabridgegold.net

The Contact person in Toronto is Rudi Fronk, President and CEO.

The Company currently leases its executive offices in Toronto on a sub-lease from the Academy of Canadian Cinema and Television. The lease covers the entire 3rd floor of a building located at 172 King Street East, Toronto, Ontario, Canada. The original sublease was effective January 21, 1999 and expired February 28, 2004. The sublease was renewed commencing March 1, 2004 and will expire on May 1, 2007. The Company is in the process of committing to a new five-year lease at a new location at higher rents. The initial rent was for $4,265 per month, and is adjusted annually based upon a building cost operating adjustment. Current monthly rent is approximately $4,500.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "SEA" and on the American Stock Exchange under the symbol “SA”.

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. As of December 31, 2006, the end of the most recent fiscal year, there were 34,090,685 common shares issued and outstanding and no preferred shares issued and outstanding.

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

The Company presently has four active subsidiaries: Seabridge Gold Corporation, a Nevada corporation; Pacific Intermountain Gold Inc., a Nevada corporation; 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories of Canada; and Minera Seabridge Gold SA de CV, a company incorporated in Mexico. The following diagram illustrates the current inter-corporate relationship between the Company and its material subsidiaries:

(1)
The Company's 100% interest in the Quartz Mountain project is subject to the terms of an option agreement with Quincy Energy Corp. under which Quincy can earn up to a 62.5% interest in portions of the property.

Currently, the Company conducts operations in Canada, Mexico and the United States. As of December 31, 2006, the Company’s non-current assets were located as follows:

United States:    $   8,184,853
Canada:       $ 41,065,306
Mexico:       $   5,138,693

History and Development of the Business

On May 20, 1998, the Company completed a 1 for 10 reverse split and changed its name to Seabridge Resources Inc.

In October 1999, the Company initiated a corporate strategy based on its belief that the then depressed gold market offered significant upside potential. In October 1999, a new Board and senior management team possessing the required technical and financial skills to implement the new strategy were put in place. The new corporate direction was to acquire gold mining assets, including developed resources and shutdown or suspended projects, which had been made available by depressed gold prices and a lack of capital and which were uneconomic at the current gold price. The Company observed that projects that previously commanded significant market capitalization when gold prices were higher were becoming available at fractions of their previous valuations. The success of this new strategy was dependent on a return to higher gold prices. From October 1999 through to the present the Company acquired nine North American based gold projects which collectively contain substantial gold resources.

With the recent improvement in gold prices, the Company has commenced engineering studies and exploration activities on several of its projects. In addition, the Company has entered into joint venture agreements on some of its projects where partners will be conducting exploration activities.

In February 2000, the Company acquired an option to purchase 100% of the Grassy Mountain gold project located in eastern Oregon from Atlas Precious Metals Inc. In March 2003, the Company completed the purchase of the Grassy Mountain project by paying Atlas US$600,000.In June 2000, the Company entered into a Letter of Intent with Placer Dome (CLA) Limited to acquire a 100% interest in the Kerr-Sulphurets project located in the Iskut-Stikine River region, approximately 20 km southeast of the Eskay Creek Mine in British Columbia. The Company agreed to issue Placer 500,000 common shares, 500,000 common share purchase warrants exercisable at $2.00 per share for two years and grant a 1% NSR royalty for the property. In June 2001, Seabridge completed the acquisition of Placer Dome’s 100% interest in the project. In September 2002, Seabridge optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.) which could have earned a 50% interest by spending $6 million on exploration within 6 years. Noranda was entitled to earn a further 15% by funding all costs to complete a feasibility study on the project. If after earning its 50% interest, Noranda elected not to proceed with a feasibility study, Seabridge had the option to acquire Noranda’s interest for $3 million. After having earned its 50% interest, Noranda had the right to delay its decision to proceed with a feasibility study for up to 3 years by either spending $1.25 million per year on the property or making payments to Seabridge which would total $1.5 million over the 3-year period. During 2003 and 2004, Noranda conducted geophysics, surface mapping, surface sampling and target delineation at the project. Noranda completed a $1.3 million drill program on six new targets during the summer of 2005. In April 2006, the Company announced that it had reached agreement with Noranda whereby Seabridge would re-acquire Noranda’s option to earn a 65% interest at Kerr-Sulphurets for 200,000 common shares of Seabridge and up to 2.0 million conditional common share purchase warrants of Seabridge exercisable for five years at a strike price of C$13.50 per share. One warrant would be issued for each new ounce of gold resources discovered at Kerr-Sulphurets, up to a maximum of two million. The transaction closed in August 2006 and all 2.0 million warrants became exercisable in February 2007, based upon the results of the 2006 exploration program. Noranda also has a limited right of first refusal should the Company desire to sell all or any portion of its interest at Kerr-Sulphurets.

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

In December 2001, the Company entered into an agreement to acquire a 100% interest in the Quartz Mountain Gold Project located in Lake County, Oregon. Seabridge agreed to pay to Quartz Mountain Gold Corporation US$100,000 cash, 300,000 shares, 200,000 warrants and a 1% NSR for Quartz Mountain’s 100% interest in the project. In addition, the Company agreed to pay a 0.5% NSR on the property as a finders fee. The acquisition was completed in January 2002. In October 2003, the Company granted Quincy Resources Inc. (now known as Quincy Energy Corp.) an option to earn a 50% interest in the Quartz Mountain gold project, excluding the existing gold resources. Under certain conditions Quincy can increase its interest to 62.5%.

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

In May 2002, the Company reached agreement to purchase a 100% interest in the Courageous Lake Project located in the Northwest Territories, Canada. Seabridge paid former owners Newmont Canada Limited and Total Resources (Canada) US$2,500,000 and granted a 2.0% NSR for 100% of the project. Seabridge also agreed to pay Newmont and Total up to an additional US$3,000,000 depending upon the price of gold. The purchase was closed in July 2002. In April 2003, the Company made a US$1,500,000 payment to Newmont and Total which was triggered by the price of gold reaching US$360 per ounce. A final payment of US$1,500,000 was due to Newmont and Total when the price of gold exceeds US$400 for 10 consecutive days. This final payment was made in February 2004. In 2004, an additional property was optioned in the area (“Red 25”). Under the terms of the agreement, the Company paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates (paid) and subsequently $100,000 per year. In addition, the property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price. From 2003 through 2006, the Company completed significant exploration activities at the project including core drilling. In September 2005, an independent engineering study was completed on the project.

In June 2002, the Company and an independent third-party incorporated a Nevada company named Pacific Intermountain Gold Corporation (“PIGCO”) to acquire and explore early-stage exploration projects which have previously identified gold systems potentially capable of hosting large-scale gold deposits. In July 2004, the Company acquired a 100% interest in PIGCO by forgiving debt of approximately $65,000 and agreeing to pay 10% of any sale of PIGCO projects to third parties. The Company intends to explore some of the acquired properties itself and form joint ventures to explore the remainder.

In April 2006, the Company acquired 100% interest in the 1,000 hectare Noche Buena gold project in the Sonora district of Mexico for US$4,350,000 in cash.

Business Overview

All of the Company’s operations are located in Canada, the United States and Mexico. The Company operates in the mineral exploration sector.

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

The mineral exploration operations of the Company are subject to regulation by several government agencies at the Federal, Provincial and local levels. These regulations are well documented and a fundamental aspect of operations for any resource company in Canada and the United States. Management believes the Company is in compliance with all current requirements and does not anticipate any significant changes to these regulations which will have a material effect on the Company’s operations. The Company has obtained or has applied for all material permits required for its anticipated exploration activities.

Mineral Properties

The Company currently operates in the mineral exploration sector. All of the Company’s properties are located in Canada, Mexico and the United States and are at the exploration stage.

RUSSIA
Greenland
UNITED STATES
Courageous Lake
Kerr-Sulphurets
Red Mountain
CANADA
Grassy Mountain
Quartz Mountain
Hog Ranch
Other Nevada Properties, including Castle-Black Rock, Golden Arrow, Thunder Mountain
UNITED STATES
Noche Buena
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

Beaufort Sea
120°00'
115°00'
N
Courageous Lake Property
CANADA
Paulatuk
Slave Structural Province Boundary
Coppermine
110°00'
105°00'
ARCTIC CIRCLE
Great Bear Lake
Lupin Mine
Contwoyto Lake
Fort Franklin
65°00'
Hottah Lake
Point Lake
Ekati Diamond Mine
Diavik Diamond Mine
Indin Lake
Colomac Mine
COURAGEOUS LAKE PROPERTY
Salmita Mine
Faber Lake
MacKay Lake
Winter Road
Lac la Martre
Rea
Edzo
Reliance
Giant Con Mine
YELLOWKNIFE
Snowdrift
MacKenzie River
Fort Simpson
Great Slave Lake
Fort Providence
1
Fort Resolution
Hay River
6
Pine Point
Enterprise
60°00'
2
5
Fort Smith
Seabridge Gold Inc.
Courageous Lake Property
Northwest Territories, Canada
0 km
100 km

How Acquired

In May 2002, Seabridge entered into a purchase agreement with Newmont Canada Limited and Total Resources Canada Limited on the Courageous Lake project comprised of 17 mining leases covering 18,178 acres. Under the purchase agreement, Seabridge paid Newmont/Total US$2.5 million in cash and granted them a 2.0% NSR and agreed that it would be liable to make two (2) further payments of US$1.5 million, each subject to the price of gold passing certain thresholds, for a 100% interest in the property. A further US$1.5 million was paid to Newmont/Total in April 2003 as a result of the spot price of gold closing above US$360 per ounce for 10 consecutive days, which occurred in February 2003. A further US$1.5 was payable to Newmont/Total 60 days after the spot price of gold closes at or above US$400 per ounce. This final payment was made in February 2004. The purchase by Seabridge closed on July 31, 2002. Upon acquiring the Courageous Lake project, Seabridge assigned its right thereto to its wholly owned subsidiary, 5073 N.W.T. Ltd. The obligations of 5073 N.W.T. Ltd. under the agreement, including the payment of the royalty, is secured by a debenture under which the vendors have been granted a security interest in the Courageous Lake property. Subsequent to this acquisition, Seabridge staked contiguous open ground totaling an additional 48,905 acres in 42 mining claims of which a portion is subject to the terms of the purchase agreement, including the 2% royalty. In 2004, an additional property was optioned in the area (“Red 25”). Under the terms of the agreement, the Company paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates (paid) and subsequently $100,000 per year. In addition, the property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price.

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

The Issuer began to collect environmental data at their Courageous Lake, NWT property in 2003. The data collection was designed and implemented by EBA Engineering Consultants Ltd and focused on multi-year studies required to obtain operating permits. To date the data includes archaeology, fisheries, water quality, hydrology and wildlife. The environmental program in 2005 and 2006 included hydrology and a comprehensive review of environmental data collection programs to support the application to the McKenzie Valley Land and Water Board for development licenses and permits.

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

In 2004, drill testing of selected priority targets was undertaken by the Company. The program was conceived in 2 stages, initial testing for strataform gold concentrations similar to the FAT Deposit and sectional drilling for potential resource additions. The initial program intended to test 3 target areas, Olsen Lake, Walsh Lake and the South FAT Extension. Ground conditions precluded a test of the Walsh Lake target, but the other targets were tested. Results from the initial stage of the program led Seabridge to initiate sectional drilling on the South FAT Extension. The South FAT Extension was a projection of the previous resource model where little work had been completed. Surface and initial drilling results indicated that 300 meters of strike could be added to the FAT Deposit with the completion of sectional drilling. The second stage of the 2004 program completed the sectional drilling on 50-meter section lines across these 300 meters of strike.

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

During 2005 and 2006, the Company completed an additional 15,689 meters of core drilling at Courageous Lake, designed to test areas to the west of the main mineralized zones and to the north.

During 2007, the Company plans to update the engineering study incorporating drill results from 2005 and 2006 and updating the capital and operating cost estimates.

The Company estimates its annual holding costs of the Courageous Lake Project to be $186,000 with $136,000 of these costs paid to the Department of Indian Affairs and Northern Development, Northwest Territories and the remaining $50,000 as an option payment on the Red 25 claim payable to Bathurst Inlet Developments (1984) Ltd.

Mineral Resources

Over the period of previous exploration at Courageous Lake, several resource estimates have been prepared. The most detailed historic estimates were conducted by Noranda in 1990 at the conclusion of its underground exploration program, by Placer Dome in 1999 at the conclusion of its exploration program and by Resource Modeling Inc. (an independent consulting firm based in Tucson, Arizona) in July 2002 as part of the Company’s due diligence when it acquired the project from Newmont and Total, and in December 2004 incorporating additional exploration results subsequent to the 2002 estimate.

In January 2007, RMI completed a new resource model for Courageous Lake, incorporating the results from the Company’s 2005 and 2006 exploration programs. The study provided resource estimates at various cut-off grades. In September 2005 an engineering study was completed for the project which indicated that a 0.83 gram per tonne cut-off grade was appropriate for the deposit. Using its own estimation parameters and a cut-off grade of 0.83 grams of gold per tonne, RMI calculated resources for the project as follows:

Courageous Lake Gold Resources at 0.83 grams per tonne cut-off:

Measured			Indicated
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
6,293	2.92	591	53,020	2.14	3,648

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

Courageous Lake Gold Inferred Resources at 0.83 grams per tonne cut-off

Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
93,720	1.98	5,966

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

None of the resource can be classified as a Mineral Reserve. Additional exploration work will be required in order to upgrade the resources into reserve categories, and a full feasibility study will be required in order to determine if any of the mineral resources are economic and can be profitably mined.

The resource model constructed for the Courageous Lake deposit incorporates data from 488 holes drilled by Seabridge, Noranda and Placer Dome totaling 131,338 meters. Block model gold grades in the Courageous Lake resource model were estimated using an inverse distance weighting interpolation procedure.

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
OREGON
Grassy Mountain Property
Astoria
Seaside
Tillamook
Portland
Gresham
Hood River
The Dalles
Pendleton
Elgin
Wallowa
Enterprise
La Grande
Heppner
Maupin
Fossil
Ukiah
Lincoln City
Salem
Newport
Albany
Corvallis
Waldport
Sweet Home
Madras
Baker City
Florence
Eugene
Springfield
Sisters
Prineville
Redmond
Bend
John Day
Oakridge
Lapine
Vale
Ontario
Nyssa
Coos Bay
Roseburg
Burns
Harney Lake
Silver Lake
Lake Owyhee
Port Orford
Canyonville
Crater Lake
Summer Lake
Malheur Lake
Gold Beach
Prospect
Chiloquin
Grants Pass
Upper Klamath Lake
Paisley
Lake Abert
Medford
Bly
Valley Falls
Ashland
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

Current and Planned Work

During 2007, the Company plans to conduct a program to re-examine the economic potential for both the open pit and underground development scenarios at Grassy Mountain and choose the appropriate path for future work.

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

Kerr-Sulphurets Project

The Kerr-Sulphurets Project consists of three separate gold zones (Kerr, Sulphurets and Mitchell) located in the Iskut-Stikine River region of British Columbia. Seabridge currently has a 100% interest in the project. The Property is without known mineral reserves and is at the exploration stage; the Company’s current efforts are exploratory in nature.

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

OPERATING BASE METAL MINES
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

The project consists of three separate gold/copper zones (Kerr, Sulphurets and Mitchell) and are discussed separately below:

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

Mitchell Zone
The Mitchell zone is situated at the base of the Mitchell Glacier within an erosional window through the major thrust fault complex that crosses the property. The intermediate volcanic rocks exposed in the erosional window are dominated by intense phyllic alteration that diminishes to the west. This conspicuous phyllic alteration is characterized by abundant fine-grained pervasive sericite, 5 to 20% pyrite and quartz stockwork veins that locally exceed 80% of the rock mass. Gold and copper are associated with fine grained sulfide minerals which are disseminated in the rock and in stockwork veins. Gold and copper grades in the drill results are remarkably consistent down hole, along and across strike. This homogeneity of grades and the lack of sharp grade contrasts across the Mitchell deposit probably resulted from regional deformation of the mineral system after its deposition.

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

Current and Planned Work
In September 2002, Seabridge optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.) which could have earned a 50% interest by spending $6 million on exploration within 6 years. Noranda was entitled to earn a further 15% by funding all costs to complete a feasibility study on the project. If after earning its 50% interest, Noranda elected not to proceed with a feasibility study, Seabridge has the option to acquire Noranda’s interest for $3 million. After having earned its 50% interest, Noranda had the right to delay its decision to proceed with a feasibility study for up to 3 years by either spending $1.25 million per year on the property or making payments to Seabridge which would total $1.5 million over the 3-year period.

During 2003 and 2004, Noranda conducted field programs at Kerr-Sulphurets designed to explore outside the known deposits in order to expand the known resources. The programs consisted of mapping, rock and soil sampling, and IP surveys. The size of mineralized zones at Iron Cap, Mitchell and Main Copper were expanded into areas of recent glacier retreat which were not accessible by Placer Dome.

During 2005, Noranda completed a summer drill program consisting of 16 widely-spaced core drill holes totaling 4,092 meters designed to test six targets situated outside the resources previously defined for the Kerr and Sulphurets deposits. Gold-copper mineralization was encountered at all six targets, with the Iron Cap and West Mitchell zones yielding the most encouraging results.

In April 2006, the Company announced that it had reached agreement with Noranda whereby Seabridge would re-acquire Noranda’s option to earn a 65% interest at Kerr-Sculptures for 200,000 common shares of Seabridge and up to 2.0 million conditional common share purchase warrants of Seabridge exercisable for five years at a strike price of C$13.50 per share. One warrant would be issued for each new ounce of gold resources discovered at Kerr-Sulphurets, up to a maximum of two million. The transaction closed in August 2006 and all 2.0 million warrants became exercisable in February 2007.

In 2006, Seabridge completed a 9,100 meter core drill program at Kerr-Sulphurets designed to expand the project’s known gold resource by testing for the strike and depth extensions of the Sulphurets deposit and by systematically drilling the promising new Mitchell gold zone identified in previous work.

Noche Buena Project

The Noche Buena project consists of two separate mining concessions comprising approximately 1,000 hectares which expire in 2052. Seabridge has a 100% interest in the project. The Property is without known mineral reserves and is at the exploration stage; the Company’s current efforts are exploratory in nature.

Location and Access
The project is located in the state of Sonora, Mexico at 31° 01’ 51” north latitude, 112°

38’ 49” west longitude approximately 270 kilometers northwest of the state capital, Hermosillo. Tucson, Arizona (USA) is located about 200 kilometers to the northeast. The following is a general location map.

The property is accessed via Mexico Highway 2, which is a two-lane blacktop road that connects Caborca and Sonoyta, Mexico along the US border. A 27 kilometer dirt road departing westerly from Highway 2 at Kilometer 156 provides access to the property. A secondary access route is available via an unimproved dirt road that originates at El Diamante south of the project. This route ties into the main access route about 2 kilometers east of the project site.

How Acquired

Seabridge purchased the concessions from Minera Hecla S.A. de C.V. for US$4.35 million in cash.

Regional and Property Geology

The deposit is localized along a significant northwest trending right lateral fault zone, which is believed to be the same structural zone that hosts the nearby La Herradura deposit. The Noche Buena deposit is contained in a block of relatively uniform, thoroughly oxidized rhyolitic crystal tuff. Mineralization is controlled by a number of shallow dipping zones of strong fracturing, sheeted quartz veining, and sericite alteration. These zones are often cut by a series of steeply dipping higher grade quartz veins. Gold generally occurs as supergene recystallized particles on fracture surfaces and on the margins of oxidized pyrite grains.

Previous Exploration History

Gold occurrence at the project for many decades before USMX acquired the prospect in 1991. USMX performed basic geologic mapping, limited geochemical sampling and drilled 51 reverse circulation holes totaling about 4,800 meters.

Kennecott optioned the property from USMX in 1995 and commenced to perform various exploration activities including air and ground based magnetic and radiometric studies, geologic mapping, surface geochemistry, and drilling 44 reverse circulation holes totaling about 5,500 meters. All of Kennecott’s drilling was conducted outside of the area that was previously defined by USMX. Reportedly they were looking for a much larger deposit and terminated their option in 1996.

Minera Hecla (a wholly owned Mexican subsidiary of Hecla Mining Company) acquired the property in late 1997 from the receivership of the USMX organization. In 1998 and 1999 Minera Hecla drilled 102 core holes and 319 reverse circulation holes totaling about 12,500 meters and 34,500 meters, respectively. From 2000 through 2003, Minera Hecla did not conduct any significant work on the project due to low gold prices. In 2004, Minera Hecla drilled an additional 86 core holes totaling about 9,200 meters and took a 400 tonne bulk sample from a 25-meter-deep exploration shaft for metallurgical testwork which was completed by Kappes, Cassidy Associates (KCA) from Reno, Nevada.

Current and Planned Work

During 2007, Seabridge plans to conduct additional drilling at Noche Buena.

Holding costs of the property are currently approximately US$100,000 annually.

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
GREENS CREEK
RED CHRIS
GALORE CREEK
KEMESS
ESKAY CREEK
ALASKA
Stewart
RED MOUNTAIN PROPERTY
BRITISH COLUMBIA
ALBERTA
Prince Rupert
ENDAKO
HUCKLEBERRY
MT. POLLEY
PROSPERITY
AFTON
MYRA FALLS
HIGHLAND VALLEY
Vancouver
Victoria
UNITED STATES
Area Shown
CANADA
USA
OPERATING BASE METAL MINES
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

WASHINGTON
CALIFORNIA
NEVADA
IDAHO
OREGON
Quartz Mountain Property
Astoria
Seaside
Tillamook
Portland
Gresham
Hood River
The Dalles
Pendleton
Elgin
Wallowa
Enterprise
La Grande
Heppner
Ukiah
Lincoln City
Salem
Maupin
Fossil
Newport
Albany
Corvallis
Waldport
Sweet Home
Madras
Baker City
Florence
Eugene
Springfield
Sisters
Prineville
John Day
Redmond
Bend
Oakridge
Lapine
Coos Bay
Roseburg
Burns
Vale
Ontario
Nyssa
Silver Lake
Harney Lake
Lake Owyhee
Port Orford
Canyonville
Crater Lake
Summer Lake
Malheur Lake
Gold Beach
Grants Pass
Prospect
Chiloquin
Upper Klamath Lake
Paisley
Lake Abert
Medford
Ashland
Bly
Valley Falls
Brookings
Klamath Falls
Lakeview
Goose Lake
0 20 40 60 80 100
miles
101
84
97
395
3
5
20
26
86
58
38
138
42
227
62
140
66
31
78
95

Oregon
United States

Seabridge Gold Inc.

Quartz Mountain Property
Oregon, USA

Location and Access

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

How Acquired

In December 2001, the Company entered into an Asset Purchase and Sale and Royalty Agreement with Quartz Mountain Gold Corp. whereby Seabridge agreed to acquire 100% of the Quartz Mountain Gold Project in consideration of the following payments to Quartz Mountain Gold Corp. US$100,000 in cash; 300,000 common shares of Seabridge; 200,000 common share purchase warrants, exercisable for two years at a price of $0.90 per share (exercised in 2003); and a 1% NSR in the project. Closing of the acquisition was completed in January 2002. Additionally, a 0.50% NSR will be payable to an unrelated third-party as a finder’s fee.

On October 15, 2003, the Company signed an option agreement with Quincy Resources (now known as Quincy Energy Corp.) where Quincy can earn an initial 50% interest in the project (not including the “Excluded Ounces” as defined below”) by spending $1,500,000 on exploration at the project on or before October 15, 2008 under the following schedule.

Date	Required Expenditure Amount

By October 15, 2004	$100,000 (completed)
By October 15, 2005	$250,000 (completed)
By October 15, 2006	$500,000 (completed)
By October 15, 2008	$1,500,000

Quincy must also issue 250,000 of its common shares to Seabridge under the following schedule:

Date	Required Share Issuance

Upon Execution of the Agreement	50,000 shares (issued)
Within 30 days satisfying the expenditure obligations above	200,000 shares

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

Under the option agreement, the companies also agreed that should either party acquire and/or stake claims, exploration permits, mining leases or any other form of mineral right or interest within an area of interest within 2 miles of the outer boundaries of the property, that additional property will automatically become part of the property subject to the agreement.

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

Exploration Potential

The Quartz Mountain mineral system can be classified as a low-sulfidation epithermal deposit based on the characteristic mineralogical suite of adularia, cinnabar and stibnite. The characteristic geometry and bonanza vein occurrences associated with low-sulfidation systems have not been recognized at Quartz Mountain because resource delineation has been focused on the shallow parts of the system that favor the bulk-mineable or disseminated gold concentrations. The low-sulfidation epithermal model seems to best explain the distribution of gold, characteristic boiling textures in the veins and mineralogy at Quartz Mountain. This model implies that there is a potential for discovering high-grade bonanza veins at depth that provided fluid pathways for the large volumes of gold-bearing fluids that created the system.

Current and Planned Work

During 2004, Quincy completed approximately 4,000 meters of core drilling at the property designed to test for higher grade feeder zones. Quincy plans to conduct additional drilling in 2007. Annual holding costs at the project are approximately US$10,000 primarily paid to the U.S. Bureau of Land Management.

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

Current and Planned Work

In 2004, Romarco completed two phases of drilling at Hog Ranch. The initial phase of drilling consisted of a total of 725 meters in three rotary-reverse circulation drill holes that were designed to begin testing bonanza gold vein targets below and around the previously mined Geib Pit. One of the holes intersected 21.3 meters averaging 5.23 grams of gold per tonne. Included in this intercept were two 1.5-meter high-grade intercepts which assayed 28.7 grams of gold per tonne and 17.2 grams of gold per tonne respectively. Romarco’s second phase of drilling consisted of approximately 1,400 meters in six diamond drill core holes. The purpose of the program was to begin testing bonanza gold vein targets below and around the previously mined Geib and Krista Pits and to try to expand on the significant mineralization encountered in Romarco initial phase of drilling. The highlight of the second phase program was 1.5-meter intercept that assayed 15.3 grams of gold per tonne. In February 2005 Romarco terminated its rights under the agreement and the property reverted back to the Company.

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

NEVADA
McDermit
Owyhee
Mountain City
Jarbridge
Tuscarora
Montello
Golconda
Winnemucca
Battle Mountain
Wells
Elko
Gerlach
Imlay
Carlin
Lovelock
Currie
Reno
Sparks
Fernley
Virginia City
Fallon
Austin
Eureka
McGill
Carson City
Ruth
Ely
Minden
Yerington
Shurz
Hawthorn
Babbit
Mina
Castle-Black Rock Property
Tonopah
Warm Springs
Pioche
Panaca
Caliente
Goldfield
Alam
Beatty
Mesquite
Moapa
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

Seabridge intends to seek joint-venture partners to carry out exploration on the majority of PIGCO’s staked lands. However, Seabridge intends to maintain certain properties for its own exploration portfolio and conduct work on these properties in the future. Seabridge plans to drill test the Four-Mile Basin project and Golden Arrow project during 2007.

Item 4A.  Unresolved Staff Comments

Not applicable

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote #9 to its audited annual consolidated financial statements for the year ended December 31, 2006. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.17 as of December 31, 2006.

The Company's Management Discussion and Analysis precedes the financial statements included at the end of this Report.

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

Part A.  Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The net loss for the year ended December 31 2006 was $3,300,000 or $0.10 per share compared to a loss of $1,157,000 or $0.04 per share for 2005. For both years, reported losses were less due to the recognition of income tax recoveries ($1,906,000 in 2006 and $821,000 in 2005) relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings. The Company’s interest income from cash investments was up considerably at $363,000 compared with $135,000 in 2005 with higher cash balances to invest from financings and higher interest rates compared to 2005. Corporate and general expenses were higher in the 2006 period due to stock option compensation expenses valued at $1,979,000 (2005 - $361,000), resulting mainly from one third of the options granted early in 2006 vesting due to the significant increase in the Company’s share price, increased management compensation, higher investor relations expenses, mineral property search activities and stock exchange and other regulatory fees, and a loss on foreign exchange of $161,000 as funds were accumulated to acquire the Noche Buena property. At December 31, 2006, the Company wrote down the value of its investment in Atlas Precious Metals Inc. amounting to $749,450 as that company has not been able to secure financing due to perceived political risks in the jurisdiction where its main asset is located.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The net loss for the year ended December 31, 2005 totalled $1,157,000 or $0.04 per share compared to $1,226,000, or $0.04 per share for the year ended December 31, 2004. The loss in 2005 was reduced by $821,000 (2004 - $575,000) in income tax recovery largely relating to the Company renouncing the Canadian Exploration Expenses to the investors of the flow-through financings completed in 2004 and 2003, respectively. Also in 2004, Pacific Intermountain Gold Inc. (“PIGCO”) a subsidiary of the Company sold shares which it had received on optioning out a mineral property resulting in a gain of $75,000 offset by $19,000 representing the minority interest in the gain. Corporate and general expenses were slightly lower in 2005 compared to 2004 as additional expenses in 2004 were incurred related to the listing of the Company’s shares on the American Stock Exchange and investor relations activity offset by slightly higher management fees in 2005. In 2005, stock option compensation expense was $361,000 compared to $115,000 in 2004. Approximately $332,000 of the 2005 amount relates to the recognition of compensation expense for the two-tiered options to management. The expense was for reaching the $6 and $9 share price vesting requirements with the consequent vesting of 500,000 of the 750,000 stock options outstanding.

Part B.  Liquidity and Capital Resources

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

Year Ended December 31, 2006

The Company’s working capital position, at December 31, 2006, was $6,420,000 a decrease of $4,183,000 compared to $10,603,000 at the prior year-end. In 2006, two private placement financings were completed which netted $12,008,000 (2005 - $10,076,000). In addition, during 2006, $585,000 was received from the exercise of stock options while in 2005 $1,223,000 was received from the exercise of stock options and warrants. The increase in share capital in 2006 was used for expenditures on operating costs, the acquisition of the Noche Buena property for $4.9 million and on exploration activities including drilling programs at the Courageous Lake and Kerr-Sulphurets properties.

Cash and short-term deposits at December 31, 2006 were $5,786,000, down from $10,193000 at December 31, 2005. Operations activities used $2,330,000 in 2006 compared to $1,220,000 in the prior year due to increased compensation costs, investor activities and corporate costs. Cash expenditures on Mineral Interests were $14,571,000 compared to the $3,843,000 cash expenditures in 2005.

In April 2006, the Company reacquired the exploration rights to the Kerr-Sulphurets property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company (deemed value $3,140,000) and issued 2 million warrants to purchase common shares of the Company at $13.50 each (deemed value $11,436,000). One warrant becomes exercisable for five years from the date each new ounce of gold resources at Kerr-Sulphurets is declared (up to 2 million ounces of gold) for work undertaken on the property through the year 2010. The warrants vested in February 2007, based on the results of the 2006 exploration program. Falconbridge also has a limited right of first refusal should the Company desire to sell all or any portion of its interest at Kerr-Sulphurets.

The Company’s cash position at December 31, 2006 plus expected funding from the exercise of options in 2007 is sufficient to undertake planned exploration and corporate activities in 2007, except for the next program of exploration at the Kerr-Sulphurets property when it is designed, which will likely be funded by a share issue.

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

Reference is made to Seabridge’s audited annual consolidated financial statements for the year ended December 31, 2006, particularly Note #9, Reconciliation to United States Generally Accepted Accounting Principles, for the quantification of the differences.

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

Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares. The shareholders’ equity is reduced and a liability is recognized for this difference which amounted to $421,800 for the flow-through shares issued in 2006 (2005 - $202,000). The liability is reversed when the tax benefits are renounced and a deferred tax liability recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Note 9 to the 2006 audited financial statements. The value of the Canadian Dollar in relationship to the US Dollar was $1.17 as of December 31, 2006.

Part C.  Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or intellectual property licenses.

Part D.  Trend Information

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

Table No. 4
Contractual Obligations ($000’s)

		Payments due by period
	Total	2007	2008-10	2011-12	After 2012
Mineral interests	10,595	1,607	3,543	3,647	1,798
Reclamation liabilities	1,530	-	-	-	1,530
	12,125	1,607	3,543	3,647	3,328

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company’s interest in the mineral projects.

PART G:  SAFE HARBOR

See “Forward Looking Statements” in Item 3D.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

Table No. 5 lists as of March 20, 2007 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are citizens of Canada, except William Calhoun, Eliseo Gonzalez-Urien and Louis Fox, all of whom are citizens of the United States. Rudi Fronk is a citizen of both Canada and the United States.

Table No. 5
Directors

Name	Age	Date First Elected/Appointed

James Anthony	59	October 1999
Rudi Fronk	48	October 1999
Frederick Banfield (1,3)	64	October 1999
William Calhoun (1,2,3)	74	February 2000
Thomas Dawson (1,3)	70	January 2006
Henry Fenig (2,3)	61	November 2001
Louis Fox (2,3)	64	January 2000
Eliseo Gonzalez-Urien (2,3)	66	January 2006

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee
(3)	Member of Corporate Governance Committee

Table No. 6 lists, as of March 20, 2007 the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. Mr. Threlkeld is a citizen of the United States. Mr. Chisholm is a citizen of Canada. Mr. Fronk is a citizen of both Canada and the United States.

Table No. 6
Executive Officers

Name	Position	Age	Date of Appointment

Rudi Fronk	President and CEO	48	October 1999
William Threlkeld	Senior Vice President	52	November 2001
Roderick Chisholm	Secretary and CFO	57	August 2004

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

Frederick Banfield is the Founder of Mintec since 1970. Mintec is a consulting and software company that provides consulting services to the mineral industry. Mr. Banfield has also served as an independent reserves auditor and mine planning advisor gold mining organizations with respect to projects in the United States, Canada, Africa, Australia and Latin America. Mr. Banfield holds an engineering degree from the Colorado School of Mines. Mr. Banfield spends less than 10% of his time on Seabridge business.

William Calhoun is President of W.M. Calhoun Inc., an independent consultant that provides consulting services to the minerals industry in the areas of mining operations,

mine planning, mine design, ore reserves and environmental issues. From 1972 through 1981, Mr. Calhoun served as President and CEO of Day Mines, Inc., an American Stock Exchange Company with mining operations in the western United States that was acquired by Hecla Mining. In 1981 Mr. Calhoun's extensive public service record includes membership on President Ronald Reagan's Strategic Minerals Task Force, President Gerald Ford's Inflation Task Force; Director of the Silver Institute; Trustee of the Northwest Mining Association; Chairman of the Mining Advisors Committee to the Governors of Washington and Idaho; President of the Idaho Mining Association; Chairman of Advisory Committee of Idaho College of Mines; and numerous other civil and professional organizations. Mr. Calhoun has a Bachelor of Science degree in Mining/Geology from the University of Texas at El Paso. Mr. Calhoun spends less than 10% of his time on Seabridge business.

Thomas Dawson has been a Chartered Accountant since 1961. He is a retired senior audit and accounting partner with 40 years of experience at Deloitte & Touche LLP, Chartered Accountants. Mr. Dawson currently serves as a Director and Chief Financial Officer of Arizona Star Resource Corp. He received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. Mr. Dawson is also a director of Southern Era Diamonds Inc., WFI Industries Ltd., Energy Split Corp., Energy Split II Corp., R Split II Corp. and Anvil Mining Limited. Mr. Dawson spends less than 10% of his time on Seabridge business.

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

Roderick Chisholm was appointed Secretary of Seabridge in June 2003 and Chief Financial Officer of Seabridge in August 2004. Since 1981, Mr. Chisholm has been a financial officer and corporate secretary of a number of Canadian junior exploration companies. Prior thereto he was an audit manager with Deloitte & Touche LLP, Chartered Accountants. Mr. Chisholm is a Chartered Accountant and spends approximately 80% of his time on Seabridge business.

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

B.  COMPENSATION

Commencing in July 2003, the Company commenced to compensate directors in cash in addition to stock option grants previously granted for their services in their capacity as directors and for committee participation. In 2006, unrelated directors received US20,000 per annum, the Chairman of the Audit Committee received an additional US7,500 per annum and the chairman of the Compensation Committee received US$2,500 per annum, all paid quarterly in arrears.

During 2003, the Company adopted a formalized stock option plan, approved by its shareholders, for the granting of incentive stock options. To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #10, "Stock Options".

Table No. 7 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 7
Summary Compensation Table
All Figures in Canadian Dollars unless otherwise noted

Name	Year	Salary	Options Granted (1)	Other Compensation
Rudi Fronk, President, CEO and Director	2006 2005 2004	$300,000 $250,000 $250,000	250,000 Nil Nil	Nil $7,750 $43,269 (2)
James Anthony, Chairman	2006 2005 2004	Nil Nil Nil	125,000 Nil Nil	$144,000 $120,000 $132,500
Frederick Banfield, Director	2006 2005 2004	Nil Nil Nil	100,000 Nil Nil	US$20,000 US$20,000 US$15,000
William Calhoun, Director	2006 2005 2004	Nil Nil Nil	100,000 Nil Nil	US$21,250 US$20,000 US$15,000
Thomas Dawson (3)	2006	Nil	50,000	US$27,500
Vahid Fathi (4), Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil US$20,000 US$15,000
Henry Fenig, Director	2006 2005 2004	Nil Nil Nil	100,000 Nil Nil	US$21,250 US$20,000 US$15,000
Louis Fox, Director	2006 2005 2004	Nil Nil Nil	100,000 Nil Nil	US$20,000 US$20,000 US$15,000
Eliseo Gonzalez-Urien (3)	2006	Nil	50,000	US$36,000
Roderick Chisholm Secretary and CFO	2006 2005 2004	Nil Nil Nil	Nil 115,000 15,000	$240,000 $145,000 $106,000
William Threlkeld, Senior VP	2006 2005 2004	$140,000 $160,000 $156,000	Nil 50,000 Nil	$140,000 $29,200 Nil

(1) The stock options were granted under the stock option plans which are described under “Item 10: Stock Options”
(2) The “Other Compensation” listed for Rudi Fronk, President, relate to certain educational expenses reimbursed to Mr. Fronk by the Corporation and in 2004 also includes a $25,000 bonus.
(3) Messrs. Dawson and Gonzalez-Urien were appointed directors in January 2006
(4) Mr. Fathi resigned as a director in January 2006.

No funds were set aside or accrued by the Company during Fiscal 2006 to provide pension, retirement or similar benefits for Directors or Executive Officers.

C.  Board Practices

Mandate of the Board

The Company's Board of directors is responsible for the supervision of the management of the Company's business and affairs. Under its governing statute (the Canada Business Corporations Act), the Board is required to carry out its duties with a view to the best interests of the Company. The Board specifically recognizes its responsibility for the following areas:

(a)	representing the interests of the shareholders in all significant decisions affecting the Company and ensuring that shareholders are kept informed of developments affecting their Company;

(b)	reviewing and approving corporate objectives, goals and strategies with a view to enhancing shareholder value;

(c)	reviewing and approving the Company’s operating plans and monitoring performance;

(d)	reviewing significant operational and financial issues as they arise and providing direction to management on these matters;

(e)	acting diligently to ensure that the Company fulfils its legal and regulatory requirements;

(f)	evaluating the effectiveness of senior management and establishing their compensation; and

(g)	evaluating whether or not directors receive the information they require to perform their duties as directors.

(h)
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

Compensation Committee

The Compensation Committee is presently composed of four directors, all of which are outside and unrelated directors. Reporting to the full Board of Directors, this Committee is mandated to:

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

D.  Employees

The Company currently has 5 employees and 3 executive officers.

E.  Share Ownership

The Company’s shares are publicly held. The Company is not controlled by another corporation as described below.

Table No. 8 lists, as of March 20, 2007, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the Directors and Executive Officers as a group.

Table No. 8
Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	James Anthony (1)	1,393,125	4.03%
Common	Rudi Fronk (2)	1,399,500	4.04%
Common	Frederick Banfield (3)	245,000	0.71%
Common	William Calhoun (4)	183,334	0.53%
Common	Thomas Dawson (5)	78,100	0.23%
Common	Henry Fenig (6)	130,000	0.38%
Common	Louis Fox (7)	325,000	0.95%
Common	Eliseo Gonzalez-Urien (8)	75,000	0.22%
Common	William Threlkeld (9)	340,000	0.99%
Common	Roderick Chisholm (10)	178,700	0.52%

Total Directors/Officers (11)		4,347,759	12.04%

(1)	Of these shares 291,667 represent currently exercisable share purchase options; 83,333 represent share purchase options subject to certain vesting requirements; and 493,334 shares are held indirectly.
(2)	Of these shares 333,333 represent currently exercisable share purchase options and 166,667 represent share purchase options subject to certain vesting requirements.
(3)	Of these shares 58,333 represent currently exercisable share purchase options and 66,667 represent share purchase options subject to certain vesting requirements.
(4)	Of these shares 73,333 represent currently exercisable share purchase options and 66,667 represent share purchase options subject to certain vesting requirements.
(5)	Of these shares 16,666 represent exercisable share purchase options; 33,334 represent share purchase options subject to certain vesting requirements; and 10,000 are held indirectly.
(6)
Of these shares 63,333 represent currently exercisable share purchase options and 66,667 represent share purchase options subject to certain vesting requirements, which does not include shares owned by Pan Atlantic Bank and Trust Ltd.- See Item 7.

(7)	Of these shares 58,333 represent currently exercisable share purchase options and 66,667 represent share purchase options subject to certain vesting requirements.
(8)	Of these shares 16,666 represent exercisable share purchase options and 33,334 represent share purchase options subject to certain vesting requirements
(9)	Of these shares, 300,000 represent currently exercisable share purchase options.
(10)	Of these shares, 140,000 represent currently exercisable share purchase options.
(11)	See notes (1) through (10)

Percent of Class number is based on 34,168,685 shares outstanding as of March 20, 2007 and Stock options held by each beneficial holder.

Based upon information provided by the Company’s transfer agent, as of March 20, 2007, approximately 7.6 % of the Company’s common shares were held of record by US residents.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

As of March 20, 2007, Pan Atlantic Bank and Trust Ltd. owned 6,291,152 shares of the Company representing 18.4% of the outstanding shares of the Company. In addition, as of March 20, 2007 principals of, and funds managed by, the Friedberg Mercantile Group Ltd. owned 492,200 shares of the Company representing 1.4% of the outstanding shares of the Company. Pan Atlantic Bank and Trust Ltd. is ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. Albert D. Friedberg is the President and a director of Friedberg Mercantile Group Ltd. Henry Fenig, a Director of the Company, is CFO and Vice President of Friedberg Mercantile Group Ltd. The Company is not aware of any other person/company who beneficially owns 5% or more of the Company’s voting securities.

No shareholders of the Company have different voting rights from any other shareholder.

There are no arrangements known to the Company, the operation of which as of a subsequent date, could result in a change of control of the Company.

B.  Interest of Management in Certain Transaction

During the fiscal year ended December 31, 2006, Mintec, Inc., a private company controlled by Fred Banfield, a Director of Seabridge, was paid $33,900 (2005 - $39,000, 2004 - $57,000) for technical services provided by his company related to the mineral properties. These technical services were for consulting and computer software for geologic modeling, reserve estimation, mine planning and database management. The Company negotiated the agreement at arms length, after the Company reviewed all available software in the marketplace and determined that the agreement negotiated with Mintec was the most cost effective available.

Pan Atlantic Bank and Trust Ltd. has been an investor in two convertible debt offerings and two private placements of common shares by Seabridge. Pan Atlantic Bank and Trust Ltd.’s sole shareholder is FMCI Financial Corporation. Henry Fenig, Director of Seabridge, serves as Executive Vice-President, Treasurer and a Director of FMCI.

None of the Company’s interests in its mineral properties were acquired from affiliates.

C.  Interests of Experts and Counsel

Not applicable

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report. The audit report of KPMG LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no undisclosed significant changes of financial condition since the most recent financial statements dated December 31, 2006.

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

Table No. 9
Common Share Trading Activity

	TSX Venture Exchange (“SEA”)				American Stock Exchange (“SA”)
	(Canadian Dollars)				(United States Dollars)
	Volume	High	Low	Close	Volume	High	Low	Close
Annual Information
2006	8,767,525	$17.25	$9.15	$16.55	48,816,200	$15.30	$8.13	$14.12
2005	6,202,194	$12.00	$2.40	$11.01	26,737,194	$10.49	$1.91	$9.40
2004	5,228,619	$6.00	$2.90	$4.30	4,596,350	$4.20	$2.12	$3.63
2003	10,919,486	$5.50	$1.86	$5.30	N/A	N/A	N/A	N/A
2002	26,919,200	$3.67	$0.38	$3.39	N/A	N/A	N/A	N/A

Quarterly Information
3 Months Ended 31-Dec-06	1,391,284	$17.25	$11.85	$16.55	11,068,200	$15.00	$10.50	$14.12
3 Months Ended 30-Sep-06	2,314,143	$16.91	$11.50	$13.95	14,299,800	$15.30	$10.21	$12.53
3 Months Ended 30-Jun-06	2,932,525	$13.10	$9.15	$13.05	12,451,100	$11.95	$8.13	$11.60
3 Months Ended 31-Mar-06	2,129,673	$11.75	$7.94	$10.28	10,997,100	$10.13	$6.69	$8.90

3 Months Ended 31-Dec-05	1,744,743	$12.00	$5.57	$11.01	11,781,343	$10.49	$4.60	$9.40
3 Months Ended 30-Sep-05	1,641,935	$7.05	$2.99	$7.05	8,615,235	$6.08	$2.47	$5.99
3 Months Ended 30-Jun-05	1,339,578	$3.30	$2.40	$3.12	3,346,878	$2.78	$1.91	$2.56
3 Months Ended 31-Mar-05	1,475,938	$4.23	$3.15	$3.25	2,993,738	$3.75	$2.60	$2.71

Monthly Information
February 2007	627,400	$20.05	$14.46	$18.80	4,417,071	$17.31	$12.24	$16.07
January 2007	362,300	$16.60	$12.98	$14.35	3,775,400	$14.00	$11.02	$12.19
December 2006	410,136	$17.25	$14.35	$16.55	2,923,300	$15.00	$12.50	$14.12
November 2006	429,879	$17.02	$14.27	$17.02	3,698,000	$14.93	$12.50	$14.90
October 2006	551,269	$14.26	$11.85	$14.16	4,446,900	$12.70	$10.50	$12.58
September 2006	756,391	$16.91	$11.50	$13.95	5,408,500	$15.30	$10.21	$12.53
August 2006	589,365	$16.70	$13.90	$16.14	4,691,400	$14.90	$12.25	$14.61
July 2006	968,387	$15.50	$12.70	$15.00	4,199,900	$13.90	$11.13	$13.34

American Depository Receipts.  Not applicable.
Other Securities to be Registered.  Not applicable

B.  Plan and Distribution

Not Applicable

C.  Markets

The Company’s common shares currently trade on the TSX Venture Exchange under the symbol “SEA” and on the American Stock Exchange under the symbol “SA”.

D.  Selling Shareholders

Not Applicable

E.  Dilution

Not Applicable

F.  Expenses of the Issue

Not Applicable

Item 10.  Additional Information

A.  Share Capital

Not Applicable

B.  Memorandum and Articles of Association

Information regarding the Company’s Certificate of Incorporation, By-Laws and other charter documents is incorporated by reference to Item 10B to the Company’s registration statement on Form 20-F dated February 18, 2004.

C.  Material Contracts

The Company considers the following as material contracts, which have been entered into by the Company which are currently in effect:

1.	Agreement for the purchase and sale of the Red Mountain Project and Willoughby Joint Venture between Seabridge and North American Metals Corp.
2.	Agreement between the Company and Platoro West Incorporated covering the Castle/Black Rock project;
3.	Agreement between the Company and Platoro West Incorporated covering the Hog Ranch project;
4.	Agreement between the Company and Placer Dome covering the Kerr/Sulphurets project;
5.	Agreement between the Company and Atlas covering the Grassy Mountain project;
6.	Agreement between the Company and Quartz Mountain Resources covering the Quartz Mountain project.
7.	Agreement between the Company and Noranda Inc. covering the Kerr/Sulphurets project.

8.	Agreement between the Company, Newmont Canada and Total Resources covering the Courageous Lake project.
9.	Agreement between the Company and Minera Hecla S.A. de C.V. covering the Noche Buena project.

Details and a discussion of each material contract are given in the detailed property section contained in Item 4 of this Annual Report. Copies of these contracts were filed as exhibits to the Company’s registration statement on Form 20-F dated February 18, 2004 except #9 which was filed in March 2007.

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations there under (collectively, the "Tax Act" or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency. It has been assumed that there will be no other relevant amendments of any governing law, although no assurance can be given in this respect. This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his/her own tax advisor with respect to the income tax consequences applicable to him/her in his/her own particular circumstances.

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

F.  Dividends and Paying Agents

Not applicable

G.  Statements by Experts

Not applicable

H.  Documents on Display

The documents included as exhibits in Item 19 of this Report have been filed with the Securities and Exchange Commission (“SEC”) with the Company’s reports on Forms 6-K and 20-F, and may be reviewed at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. Copies may be obtained, upon payment of a duplication fee, by writing the SEC or reviewed on the SEC’s website (http://www.sec.gov) or at the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

I.  Subsidiary Information

Not Applicable

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

The Company’s mineral properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, Seabridge’s market risks are somewhat minimized. The Company does, however, have future property payments due in United States currency. As a Canadian Company, Seabridge’s cash balances are kept in Canadian funds. Therefore, Seabridge is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

The Company has the following total anticipated required property, royalty and tax payments due in US dollars for the next 3 fiscal years by individual property:

	Payments Due (US$)
Property	2007	2008	2009

Grassy Mountain	$102,200	$107,200	$112,200
Quartz Mountain (1)	$10,000	$10,000	$10,000
Castle/Black Rock	$42,250	$42,250	$42,250
Hog Ranch	$52,000	$54,500	$54,500
Other Nevada Properties	$465,500	$493,500	$521,500

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

Item 12.  Description of Securities Other than Equity Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None

Item 14.  Material Modifications of Rights of Security Holders and Use of Proceeds

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

Item 16A.  Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Thomas Dawson, Chairman of the Audit Committee and an independent director (as independent is defined by the American Stock Exchange) of the Company, is an "audit committee financial expert."

Item 16B.  Code of Business Ethics

The Code of Business Ethics, formally adopted by the Company in March 2005, was included with the Company’s Form 20-F dated March 15, 2005. The Code is available on the Company’s website at www.seabridgegold.net and from the Company’s office.

During the most recently completed fiscal year, the Company has neither (i) amended its Code of Business Ethics, nor (ii) granted any waiver including an explicit waiver, from a provision of the Code of Business Ethics to any executive officer or director.

Item 16C.  Principal Accountant Fees and Services

The aggregate fees billed for each of the last two fiscal years for professional services rendered by KPMG, the Company's Auditors, are as follows:

	2006	2005
Audit fees	$70,000	$55,457
Audit related fees	30,000	23,770
Tax Fees	0	0
All Other Fees	0	0
	$100,000	$79,227

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 9 to the 2006 audited consolidated financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. See Item #19 for a list of the reports.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

A.   The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.

Audited Financial Statements

Auditors’ Report to the Shareholders, dated March 20, 2007.

Consolidated Balance Sheets at December 31, 2006 and 2005

Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2006, 2005 and 2004.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005, and 2004.

Notes to Consolidated Financial Statements at December 31, 2006 and 2005 and for the Years Ended December 31, 2006, 2005 and 2004.

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

2.	Agreement between the Company and Platoro West Incorporated covering the Castle/Black Rock project (incorporated by reference to Exhibit 4-2 in Initial Form 20-F).
3.	Agreement between the Company and Platoro West Incorporated covering the Hog Ranch project (incorporated by reference to Exhibit 4-3 in Initial Form 20-F).
4.	Agreement between the Company and Placer Dome covering the Kerr/Sulphurets project (incorporated by reference to Exhibit 4-4 in Initial Form 20-F).
5.	Agreement between the Company and Atlas covering the Grassy Mountain project (incorporated by reference to Exhibit 4-5 in Initial Form 20-F).

6.	Agreement between the Company and Quartz Mountain Resources covering the Quartz Mountain project (incorporated by reference in Exhibit 4-9 in Initial Form 20-F).
7.	Agreement between the Company and Noranda Inc. covering the Kerr/Sulphurets project (incorporated by reference to Exhibit 4-7 in Initial Form 20-F).
8.	Agreement between the Company, Newmont Canada and Total Resources covering the Courageous Lake project (incorporated by reference to Exhibit 4-8 in Initial Form 20-F).
9.(*)	Agreement between the Company and Minera Hecla S.A. de C.V. covering the Noche Buena project

5.     List of Foreign Patents - N/A
6.     Calculation of earnings per share - N/A
7.     Explanation of calculation of ratios - N/A
8.	List of Subsidiaries
a)	Seabridge Gold Corporation, a Nevada corporation incorporated December 28, 2001, 100% owned.
b)	Pacific Intermountain Gold Corporation, a Nevada corporation incorporated on April 26, 2002, 100% owned
c)	5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories on July 9, 2002, 100% owned.
d)	Minera Seabridge Gold SA de CV, a company incorporated in Mexico, 100% owned.

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

(*) Filed herewith

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2006, December 31, 2005 and December 31, 2004. This report is dated March 20, 2007 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004, the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the 20F Report filed on EDGAR at www.sec.gov/edgar.shtml. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net. As the Company has no revenue generating projects at this time, its ability to carry out its business plan rests with its ability to secure equity and other financings.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company also acquired a 100% interest in the Noche Buena project. As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects. Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories, the Kerr-Sulphurets property located in British Columbia and the Noche Buena property located in Mexico. Seabridge’s common shares trade in Canada on the TSX Venture Exchange under the symbol “SEA” and in the United States on the American Stock Exchange under the symbol “SA”.

Selected Annual Information
Summary operating results ($)	2006	2005	2004
Interest income	363,000	135,000	83,000
Operating costs	5,658,000	2,113,000	1,940,000
Loss	3,300,000	1,157,000	1,226,000
Loss per share	0.10	0.04	0.04

Summary balance sheets ($)	2006	2005	2004
Current assets	6,855,000	10,896,000	4,396,000
Mineral interests	53, 262,000	24,395,000	20,999,000
Total assets	61,244,000	37,085,000	27,172,000

Total long-term liabilities	1,530,000	1,407,000	1,293,000

Results of Operations
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
The net loss for the year ended December 31 2006 was $3,300,000 or $0.10 per share compared to a loss of $1,157,000 or $0.04 per share for 2005. For both years, reported losses were less due to the recognition of income tax recoveries ($1,906,000 in 2006 and $821,000 in 2005) relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings. The Company’s interest income from cash investments was up considerably at $363,000 compared with $135,000 in 2005 with higher cash balances to invest from financings and higher interest rates compared to 2005. Corporate and general expenses were higher in the 2006 period due to stock option compensation expenses valued at $1,979,000 (2005 - $361,000), resulting mainly from one third of the options granted early in 2006 vesting due to the significant increase in the Company’s share price, increased management compensation, higher investor relations expenses, mineral property search activities and stock exchange and other regulatory fees, and a loss on foreign exchange of $161,000 as funds were accumulated to acquire the Noche Buena property. At December 31, 2006, the Company wrote down the value of its investment in Atlas Precious Metals Inc. as that company has not been able to secure financing due to perceived political risks in the jurisdiction where its main asset is located.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
The net loss for the year ended December 31, 2005 totalled $1,157,000 or $0.04 per share compared to $1,226,000, or $0.04 per share for the year ended December 31, 2004. The loss in 2005 was reduced by $821,000 (2004 - $575,000) in income tax recovery largely relating to the Company renouncing the Canadian Exploration Expenses to the investors of the flow-through financings completed in 2004 and 2003, respectively. Also in 2004, Pacific Intermountain Gold Corp. (“PIGCO”) a subsidiary of the Company sold shares which it had received on optioning out a mineral property resulting in a gain of $75,000 offset by $19,000 representing the minority interest in the gain. Corporate and general expenses were slightly lower in 2005 compared to 2004 as additional expenses in 2004 were incurred related to the listing of the Company’s shares on the American Stock Exchange and investor relations activity offset by slightly higher management fees in 2005. In 2005, stock option compensation expense was $361,000 compared to $115,000 in 2004. Approximately $332,000 of the 2005 amount relates to the recognition of compensation expense for the two-tiered options to management. The expense was for reaching the $6 and $9 share price vesting requirements with the consequent vesting of 500,000 of the 750,000 stock options outstanding.

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

Quarterly Information
Selected financial information for each of the last eight quarters ended December 31, 2006 is as follows (unaudited):

	4th Quarter Ended December 31, 2006	3rd Quarter Ended September 30, 2006	2nd Quarter Ended June 30, 2006	1st Quarter Ended March 31, 2006
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Income (loss) for period	$(1,598,000)	$(1,878,000)	$(1,134,000)	$ 1,310,000
Income (loss) per share	$ (0.05)	$ (0.06)	$ (0.03)	$ 0.04

	4th Quarter Ended December 31, 2005	3rd Quarter Ended September 30, 2005	2nd Quarter Ended June 30, 2005	1st Quarter Ended March 31, 2005
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Income (loss) for period	$ (807,000)	$ (389,000)	$ (384,000)	$ 423,000
Income (loss) per share	$ (0.03)	$ (0.01)	$ (0.01)	$ 0.01

The loss in the fourth quarter of 2005 and the third quarter of 2006 were higher than other quarters due to the stock option compensation expense for the vesting of two-tiered stock options. The loss in the fourth quarter of 2006 was higher due to the write-down of an investment amounting to $749,000.

The income for the first quarters in 2006 and 2005 was due to the recognition of the Company’s tax assets after renouncing the Canadian Exploration Expenses to the investors of the flow-through financings completed in 2005 and 2004.

Mineral Interest Activities
During the year ended December 31, 2006, the Company incurred net expenditures of $28,867,000 on mineral interests compared to $3,397,000 in the year ended December 31, 2005. Almost $15 million of these costs were for the deemed value of the shares and warrants issued to acquire the Kerr-Sulphurets project and an additional $4.9 million was paid in cash for the acquisition of the Noche Buena project in Mexico.

Exploration expenditures incurred in the 2006 period included $4,553,000 at the Courageous Lake project where drilling programs have helped expand the gold mineral resource, and $3,656,000 on the Kerr-Sulphurets project where drilling work enabled the Company to determine a new 13.1 million ounce gold mineral resource at the Mitchell zone which was announced early in 2007. The balance of expenditures on mineral interests during 2006 was related to the preliminary assessment of the Noche Buena project and holding costs, including underlying lease payments and payments to government agencies for claim maintenance.

At Courageous Lake, the 2006 work and new mineral resource will be used to complete a revised Preliminary Economic Assessment (“PEA”) and engineering studies in 2007. At Kerr-Sulphurets an expanded drilling program is planned for 2007 to increase the knowledge of the deposit and the extent of mineralization. In Nevada, 2007 exploration activities will include drilling by the Company on the Golden Arrow and Four-Mile Basin projects.

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

Year Ended December 31, 2006
The Company’s working capital position, at December 31, 2006, was $6,420,000 a decrease of $4,183,000 compared to $10,603,000 at the prior year-end. In 2006, two private placement financings were completed which netted $12,008,000 (2005 - $10,076,000). In addition, during 2006, $585,000 was received from the exercise of stock options while in 2005 $1,223,000 was received from the exercise of stock options and warrants. The increase in share capital in 2006 was used for expenditures on operating costs, the acquisition of the Noche Buena property for $4.9 million and on exploration activities including drilling programs at the Courageous Lake and Kerr-Sulphurets properties.

Cash and short-term deposits at December 31, 2006 were $5,786,000, down from $10,193000 at December 31, 2005. Operations activities used $2,330,000 in 2006 compared to $1,220,000 in the prior year due to increased compensation costs, investor activities and corporate costs. Cash expenditures on Mineral Interests were $14,571,000 compared to the $3,843,000 cash expenditures in 2005.

In April 2006, the Company reacquired the exploration rights to the Kerr-Sulphurets property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company (deemed value $3,140,000) and issued 2 million warrants to purchase common shares of the Company at $13.50 each (deemed value $11,436,000). One warrant becomes exercisable for five years from the date each new ounce of gold resources at Kerr-Sulphurets is declared (up to 2 million ounces of gold) for work undertaken on the property through the year 2010. The warrants vested in February 2007, based on the results of the 2006 exploration program. Falconbridge also has a limited right of first refusal should the Company desire to sell all or any portion of its interest at Kerr-Sulphurets.

The Company’s cash position at December 31, 2006 plus expected funding from the exercise of options in 2007 is sufficient to undertake planned exploration and corporate activities in 2007, except for the next program of exploration at the Kerr-Sulphurets property when it is designed, which will likely be funded by a share issue.

Contractual Obligations ($,000)		Payments due by period
	Total	2007	2008-10	2011-12	After 2012
Mineral interests	10,595	1,607	3,543	3,647	1,798
Reclamation liabilities	1,530	-	-	-	1,530
	12,125	1,607	3,543	3,647	3,328

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company’s interest in the mineral projects.

Outlook
During 2007, the Company will continue to make exploration expenditures to advance the Courageous Lake and Kerr-Sulphurets projects, undertake exploration principally in Mexico and Nevada and to review its other projects for possible joint venture opportunities while at the same time ensuring that funding is available for its project holding costs and other corporate requirements.

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2006, the Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and has concluded that such controls and procedures are effective.

Internal Controls Over Financial Reporting
The Company’s President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with Multilateral Instrument 52-109 of the Canadian Securities Administrators. These controls have been established as at December 31, 2006. There have been no changes in these controls during fiscal year 2006 which has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Shares Issued and Outstanding
At March 20, 2007, the issued and outstanding common shares of the Company totaled 34,168,685. In addition, there were 2,000,000 share purchase warrants and 2,152,500 stock options granted (of which 613,333 were unexercisable and contingent upon achieving certain future goals). On a fully diluted basis there would be 38,321,185 common shares issued and outstanding.

Related Party Transactions
During the year ended December 31, 2006; a private company controlled by a director of the Company was paid $33,900 (2005 - $39,400) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $144,000 (2005 - $120,000) for corporate consulting services rendered; a new director (effective January 4, 2006) was paid $18,000 for geological consulting and outstanding accounts payable to directors at year end was $32,000. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Recently Issued Accounting Pronouncements
The Canadian Institute of Chartered Accountants issued the following accounting standards effective for the fiscal years beginning on or after October 1, 2006: Accounting Standards Section 1530 “Comprehensive Income”; Accounting Standards Section 3855 “Financial Instruments - Recognition and Measurement”; Accounting Standards Section 3861 “Financial Instruments - Presentation and Disclosure”; and, Accounting Standards Section 3865 - Hedges”.  These sections require certain financial instruments and hedge positions to be recorded at fair value.  The standards also introduce the concept of comprehensive income and accumulated other comprehensive income.

Adoption of these standards will be effective from January 1, 2007 on a prospective basis without retroactive restatement of prior periods, except for the reclassification of equity balances to reflect “Accumulated other comprehensive income” which will include foreign currency translation adjustments.

Under the new standard, financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair value while financial instruments such as “loans and receivables”, “financial liabilities” and those classified as “held-to-maturity” will be carried at their amortized cost.  All derivatives will be carried on the consolidated balance sheets at their fair value, including derivatives designated as hedges.  Unrealized gains and losses on effective cash flow hedges will be carried in “Accumulated other comprehensive income”, a component of “Shareholders’ equity” on the consolidated balance sheets, while any gains or losses on ineffective hedges will be recognized in earnings.

The Company has not yet quantified the impact of the implementation of this new accounting pronouncement on its financial results.

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

/s/ Rudi P. Fronk
Rudi P. Fronk
President & CEO
March 20, 2007

Auditors' Report to the Shareholders
We have audited the consolidated balance sheets of Seabridge Gold Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 9 to the consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
March 20, 2007

Consolidated Balance Sheets
December 31, 2006 and 2005
(in Canadian dollars)

	2006	2005

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,578,691	$293,107
Cash held for exploration expenditures (Note 5)	206,815	4,028,247
Short-term deposits	-	5,871,753
Amounts receivable and prepaid expenses	904,437	543,123
Marketable securities	165,001	160,101
	6,854,944	10,896,331

MINERAL INTERESTS (Note 3)	53,262,180	24,395,438

INVESTMENT (Note 3(c))	-	749,450

RECLAMATION DEPOSITS (Note 4)	1,069,900	1,000,000

PROPERTY AND EQUIPMENT	56,772	43,510
	$61,243,796	$37,084,729

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accruals	$435,148	$293,120

PROVISIONS FOR RECLAMATION LIABILITIES (Note 4)	1,529,948	1,406,734

	1,965,096	1,699,854

SHAREHOLDERS’ EQUITY (Note 5)
SHARE CAPITAL	66,774,637	52,914,945
STOCK OPTIONS	2,857,676	959,543
SHARE PURCHASE WARRANTS	11,436,000	-
CONTRIBUTED SURPLUS	19,500	19,500

DEFICIT	(21, 809,113)	(18,509,113)
	59,278,700	35,384,875
COMMITMENTS (Note 3(e) and 5(a))	$61,243,796	$37,084,729
See accompanying notes to consolidated financial statements

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Rudi P. Fronk	/s/ James S. Anthony
Rudi P. Fronk Director	James S. Anthony Director

Consolidated Statements of Operations and Deficit
For the Years Ended December 31, 2006, 2005 and 2004
(in Canadian dollars)

	2006	2005	2004
EXPENDITURES
Corporate and general expenses	$4,747,724	$2,100,791	$1,943,789
Interest income	(362,957)	(134,677)	(82,763)
Gain on sale of marketable securities	(88,800)	-	(74,900)
Write-down of investment (Note 3(c))	749,450	-	-
Foreign exchange losses (gains)	161,267	11,967	(3,563)
Minority interest	-	-	18,725

LOSS BEFORE INCOME TAXES	5,206,684	1,978,081	1,801,288
Income tax recoveries (Note 5(a)(ii))	(1,906,684)	(820,800)	(575,000)

NET LOSS FOR YEAR	3,300,000	1,157,281	1,226,288

DEFICIT, BEGINNING OF YEAR	18,509,113	17,351,832	16,125,544

DEFICIT, END OF YEAR	$21,809,113	$18,509,113	$17,351,832

LOSS PER SHARE - basic	$0.10	$0.04	$0.04
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	33,458,517	30,682,026	28,876,451
See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows
For the Years Ended December, 2006, 2005 and 2004
(in Canadian dollars)

	2006	2005	2004

CASH PROVIDED FROM (USED FOR) OPERATIONS
Net loss for year	$(3,330,000)	$(1,157,281)	$(1,226,288)
Items not involving cash
Stock option compensation	1,978,807	361,350	114,735
Write-down of investment (Note 3(c))	749,450	-	-
Foreign exchange	(53,768)	-	-
Minority interest	-	-	18,725
Accretion	123,214	113,285	104,160
Amortization	2,611	7,215	4,339
Income tax recoveries	(1,906,684)	(820,800)	(580,800)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	32,269	83,707	(109,911)
Accounts payable and accruals	43,793	192,037	(89,305)
	(2,330,308)	(1,220,487)	(1,764,345)

INVESTING ACTIVITIES
Mineral interests	(14,571,174)	(3,815,625)	(6,714,026)
Short-term deposits	5,871,753	(3,241,551)	(1,739,302)
Reclamation deposits	(20,900)	-	225,000
Property and Equipment	(30,921)	(27,334)	-

	(8,751,242)	(7,084,510)	(8,228,328)

FINANCING ACTIVITIES
Issue of share capital and warrants	12,545,702	11,299,051	8,241,374

NET CASH PROVIDED (USED)	1,464,152	2,994,054	(1,751,299)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,321,354	1,327,300	3,078,599

CASH AND CASH EQUIVALENTS, END OF YEAR	$5,785,506	$4,321,354	$1,327,300

CASH AND CASH EQUIVALENTS, END OF YEAR:
Cash and cash equivalents	$5,578,691	$293,107	$157,502
Cash held for exploration expenditures	206,815	4,028,247	1,169,798
	$5,785,506	$4,321,354	$1,327,300

See accompanying notes to consolidated financial statements

Notes to the Financial Statements
At December 31, 2006 and 2005 and
For the Years Ended December 31, 2006, 2005 and 2004
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
The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which, except as noted in Note 10, are consistent in all material respects with GAAP in the United States of America.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a)	Principles of Consolidation
These consolidated financial statements include the accounts of Seabridge Gold Inc. and its wholly-owned subsidiaries, Seabridge Gold Corp., a company incorporated under the laws of the State of Nevada, USA, 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories of Canada; Pacific Intermountain Gold Inc. (“PIGCO”), a company incorporated under the laws of the State of Nevada, USA and Minera Seabridge Gold SA de CV, a company incorporated in Mexico in 2006 to hold the Noche Buena project. Prior to July 2004, PIGCO was 75% owned. All significant inter-company transactions and balances have been eliminated.

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
The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they occur and/or in which a reasonable estimate of such costs can be made using the total undiscounted cash flows required to settle estimated obligations, estimated expected timing of cash flow payments required to settle the obligations and estimated credit-adjusted risk-free discount rates and inflation rates (Note 4).

d)	Stock-based Compensation
The Company applies the fair value method for stock-based compensation and other stock-based payments. Options are valued using the Black Scholes option-pricing model and other models for the two-tiered options as may be appropriate. The resulting value is charged against income over the anticipated vesting period of the option (see Note 5(b)). The company reviews estimated forfeitures of options on an ongoing basis.

e)	Property and Equipment
Property and Equipment are carried at cost less accumulated amortization. Amortization is provided using the straight-line method at an annual rate of 20% from the date of acquisition.

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
Short-term investments in marketable securities are recorded at the lower of cost or market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. The securities are valued at cost. The market value of the marketable securities holdings at December 31, 2006 was $219,000.

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
Loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. As the Company incurred net losses for the year ended December 31, 2006 and 2005, all outstanding options have been excluded from the calculation of diluted loss per share.

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

3.	MINERAL INTERESTS
Expenditures made on account of mineral interests by the Company were as follows:

		2006
Property and Expense	Balance, December 31, 2005	Expenditures	Recoveries	Balance, December 31, 2006
Courageous Lake
Acquisition costs	$8,252,305	$50,000	$-	$8,302,305
Deferred exploration	7,519,488	4,553,309	-	12,072,797
	15,771,793	4,603,309	-	20,375,102
Castle Black Rock
Acquisition costs	140,426	-	-	140,426
Deferred exploration	243,642	45,556	-	289,198
	384,068	45,556	-	429,624
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	844,548	142,193	-	986,741
	3,105,847	142,193	-	3,248,040
Hog Ranch
Acquisition costs	443,838	-	-	443,838
Deferred exploration	629,850	71,038	-	700,888
	1,073,688	71,038	-	1,144,726
Kerr-Sulphurets
Acquisition costs	465,542	14,595,666	-	15,061,208
Deferred exploration	61,382	3,656,444	-	3,717,826
	526,924	18,252,110	-	18,779,034
Quartz Mountain
Acquisition costs	357,139	-	-	357,139
Deferred exploration	85,348	-	-	85,348
	442,487	-	-	442,487
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	690,720	168,460	-	859,180
	772,810	168,460	-	941,270
Pacific Intermountain Gold Corp.
Acquisition costs	14,860	-	(14,860)	-
Deferred exploration	2,060,644	472,568	(44,610)	2,488,602
	2,075,504	472,568	(59,470)	2,488,602
Other Nevada Projects
Acquisition costs.	20,000	-	-	20,000
Deferred exploration	193,416	61,186	-	254,602
	213,416	61,186	-	274,602
Noche Buena, Mexico
Acquisition costs.	28,901	4,859,369	-	4,888,270
Deferred exploration	-	250,423	-	250,423
	28,901	5,109,792	-	5,138,693
Total
Acquisition costs	12,066,400	19,505,035	(14,860)	31,556,575
Deferred exploration	12,329,038	9,421,177	(44,610)	21,705,605
Total Mineral Interests	$24,395,438	$28,926,212	$(59,470)	$53,262,180

		2005
Property and Expense	Balance, December 31, 2004	Expenditures	Recoveries	Balance, December 31, 2005
Courageous Lake
Acquisition costs	$8,202,305	$50,000	$-	$8,252,305
Deferred exploration	5,388,752	2,130,736	-	7,519,488
	13.591,057	2,180,736	-	15,771,793
Castle Black Rock
Acquisition costs	140,426	-	-	140,426
Deferred exploration	194,214	49,428	-	243,642
	334,640	49,428	-	384,068
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	708,837	135,711	-	844,548
	2,970,136	135,711	-	3,105,847
Hog Ranch
Acquisition costs	443,838	-	-	443,838
Deferred exploration	563,897	65,953	-	629,850
	1,007,735	65,953	-	1,073,688
Kerr-Sulphurets
Acquisition costs	465,542	-	-	465,542
Deferred exploration	59,177	2,205	-	61,382
	524,719	2,205	-	526,924
Quartz Mountain
Acquisition costs	357,139	-	-	357,139
Deferred exploration	85,348	-	-	85,348
	442,487	-	-	442,487
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	534,866	155,854	-	690,720
	616,956	155,854	-	772,810
Pacific Intermountain Gold Corp.
Acquisition costs	48,215	-	(33,355)	14,860
Deferred exploration	1,303,058	757,586	-	2,060,644
	1,351,273	757,586	(33,355)	2,075,504
Other Nevada Projects
Acquisition costs.	20,000	-	-	20,000
Deferred exploration	139,668	53,748	-	193,416
	159,668	53,748	-	293,416
Noche Buena, Mexico
Acquisition costs.	-	28,901	-	28,901
Deferred exploration	-	-	-	-
-		28,901	-	28,901
Total
Acquisition costs	12,020,854	78,901	(33,355)	12,066,400
Deferred exploration	8,977,817	3,351,221	-	12,329,038
Total Mineral Interests	$20,998,671	$3,430,122	$(33,355)	$24,395,438

		2004
Property and Expense	Balance, December 31, 2003	Expenditures	Recoveries	Balance, December 31, 2004
Castle Black Rock
Acquisition costs	$140,426	$-	$-	$140,426
Deferred exploration	137,141	57,073	-	194,214
	277,567	57,073	-	334,640
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	490,785	218,052	-	708,837
	2,752,084	218,052	-	2,970,136
Hog Ranch
Acquisition costs	488,838	-	(45,000)	443,838
Deferred exploration	563,220	677	-	563,897
	1,052,058	677	(45,000)	1,007,735
Kerr-Sulphurets
Acquisition costs	465,542	-	-	465,542
Deferred exploration	58,673	504	-	59,177
	524,215	504	-	524,719
Quartz Mountain
Acquisition costs	357,139	-	-	357,139
Deferred exploration	85,348	-	-	85,348
	442,487	-	-	442,487
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	344,691	190,175	-	534,866
	426,781	190,175	-	616,956
Courageous Lake
Acquisition costs	8,152,305	50,000	-	8,202,305
Deferred exploration	1,708,693	3,680,059	-	5,388,752
	9,860,998	3,730,059	-	13,591,057
Pacific Intermountain Gold Corp.
Acquisition costs	137,461	-	(89,246)	48,215
Deferred exploration	1,049,893	460,534	(207,369)	1,303,058
	1,187,354	460,534	(296,615)	1,351,273
Other Nevada Projects
Acquisition costs.	20,000	-	-	20,000
Deferred exploration	91,329	48,339	-	139,668
	111,329	48,339	-	159,668
Total
Acquisition costs	12,105,100	50,000	(134,246)	12,020,854
Deferred exploration	4,529,773	4,655,413	(207,369)	8,977,817
Total Mineral Interests	$16,634,873	$4,705,413	$(341,615)	$20,998,671

Continued exploration of the Company’s mineral properties are subject to certain lease payments, project holding costs, rental fees and filing fees.

a)	Courageous Lake
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

In 2004, an additional property was optioned in the area. Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year. In addition, the property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price.

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
In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000. As part of the acquisition of the Grassy Mountain property, the Company acquired one million shares of a U.S. based private exploration company at US$0.50 per share which represented approximately 6.9% of the private company’s issued and outstanding shares. Subsequently, the private company was merged with Atlas Precious Metals Inc. (“APMI”). On the merger, the Company’s one million shares of the private company were converted into 1,200,000 common shares of APMI representing approximately 5.7% of APMI’s issued and outstanding shares. At December 31, 2006, the Company has written down the value of its investment, as APMI has not been able to secure financing due to perceived political risks in the jurisdiction where its main asset is located.

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
In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the property to Falconbridge Limited (formerly Noranda Inc.) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study.

In April 2006, the Company reacquired the exploration rights to the Kerr-Sulphurets property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value $3,140,000 excluding share issue costs. The Company also issued 2 million warrants to purchase common shares of the Company at $13.50 each. The warrants become exercisable for five years from the date each new ounce of gold resources is declared (up to 2 million ounces of gold) for work undertaken on the property through the year 2010. At closing of the formal agreement in August 2006 the fair value of warrants was estimated at $11,436,000 using a Black-Scholes option-pricing model. The value of the warrants were calculated using a volatility of 60%, interest rate of 4% and expected life of 1.5 years.  Falconbridge also has the right of first refusal should the Company desire to sell all or any portion of its interest therein. On February 20, 2007, the Company announced a new mineral resource at the Mitchell zone of the property based on the 2006 drilling program and consequently the above 2 million warrants became exercisable.

f)	Quartz Mountain
In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and there is a 0.5% net smelter royalty interest to an unrelated third party as a finder’s fee. In October 2003, the Company optioned a 50% interest in the Quartz Mountain project in Oregon, USA to Energy Metals Corp. (formerly Quincy Resources Inc.). The current gold resource known on the property is excluded from the agreement. The terms of the agreement require Quincy to incur US$1.5 million in exploration and issue 250,000 of its shares in stages by October 2008. Quincy can earn a further 12.5% interest in the project by funding a feasibility study and issuing a further 250,000 of its shares to the Company. If after earning its 50% interest, Quincy elects not to proceed with a feasibility study, the Company has the option to acquire Quincy’s interest for US$750,000. In 2003, the Company received the first payment of 50,000 shares of Quincy valued at $13,100 which amount was shown as a recovery of mineral interests and the investment is included in marketable securities on the balance sheet.

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

h)	Pacific Intermountain Gold Corporation
During 2002, the Company and an unrelated party incorporated Pacific Intermountain Gold Corporation (“PIGCO”). The Company funded PIGCO’s share capital of $755,000 and received a 75% interest. The other party provided the exclusive use of an exploration database and received a 25% interest. The value associated with the use of this database, being the minority interest in PIGCO at December 31, 2002 was charged to operations as PIGCO exploration. Subsequent to 2002, funding which was for deferred exploration expenditures has been by way of loans to PIGCO. In July 2004, the Company acquired the 25% interest in PIGCO which it did not own for forgiving debt of approximately $65,000 and agreeing to pay 10% of any sale of projects to third parties. The minority interest liability value amounting to $207,369 was deleted and the amount credited against PIGCO deferred exploration expenses on the balance sheet.

The Company and PIGCO acquired approximately 30 claim blocks in Nevada, USA in 2002. A 50% interest in one property, Thunder Mountain, was optioned to a third party in 2002. The optionee paid US$25,000 in cash and issued 250,000 of its shares and was required to spend US$1.5 million in exploration over a three year period and issue PIGCO 500,000 common shares on or before the first anniversary and 750,000 on or before the second anniversary. At the completion of the earn-in, a 50-50 joint venture would have been formed with the optionee as operator. In 2003, the agreement was amended with the Clifford property, another PIGCO owned property, added to the agreement and the 500,000 shares becoming payable in 2004. During 2004, the third party terminated all of its rights under the option agreement.

i)	Noche Buena, Mexico
In April 2006, the Company acquired 100% interest in the 1,000 hectare Noche Buena gold project in the Sonora district of Mexico for US$4,350,000 in cash.

4.	RECLAMATION DEPOSITS AND PROVISIONS FOR RECLAMATION LIABILITIES
$1 million of the balance in reclamation deposits represents the Company’s interest in Canadian bank term deposits which are held for the benefit of the Province of British Columbia until released or applied to reclamation costs which may arise in the future. Interest earned is paid to the Company. During 2001, a deposit of $1 million was transferred to the Company’s name for the Red Mountain project. A corresponding reclamation provision of $1 million was recorded as an estimation of any potential future reclamation costs. This reclamation provision is an estimate, and therefore the provision is subject to changes in regulatory requirements and other external factors. During 2003, a reclamation provision of US$146,000 (CDN$189,289) was recorded on the Grassy Mountain property. The corresponding reclamation deposit is in the process of being finalized and deposited with the regulatory authorities.

The fair value of the asset retirement obligations was calculated using the total undiscounted cash flows required to settle estimated obligations of $1,189,000, expected timing of cash flow payments required to settle the obligations, credit-adjusted risk-free discount rate of 8.76% and an inflation rate of 2.0%.

5.	SHAREHOLDERS’ EQUITY

a)	Share Capital

	Shares	Amount
Authorized
Unlimited number of common shares without par value Unlimited number of preference shares (none issued)
Issued - Common shares
Balance, December 31, 2003	27,584,785	$34,470,262
Issued during year
For cash, exercise of stock options	200,000	212,650
For cash, exercise of warrants	225,000	562,500
For cash, private placements	1,705,000	7,466,224
Value of share purchase warrants and stock options exercised	-	99,500
Renunciation of flow-through share value (ii)	-	(580,800)
	2,130,000	7,760,074
Balance, December 31, 2004	29,714,785	42,230,336
Issued during year
For cash, exercise of stock options	169,400	360,905
For cash, exercise of warrants	287,500	862,500
For cash, private placements (iii)	1,935,000	10,075,646
Value of share purchase warrants and stock options exercised	-	206,358
Renunciation of flow-through share value (ii)	-	(820,800)
	2,391,900	10,684,609
Balance, December 31, 2005	32,106,685	52,914,945
Issued during year
For cash, exercise of stock options	584,000	584,780
For cash, private placements (i)	1,200,000	12,008,144
Acquisition of mineral interest (Note 3 (e))	200,000	3,092,778
Value of stock options exercised	-	80,674
Renunciation of flow-through share value (ii)	-	(1,906,684)
	1,984,000	13,859,692
Balance, December 31, 2006	34,090,685	$66,774,637

i)	In April 2006, the Company completed a private placement consisting of 875,000 common shares for gross proceeds of $8,443,750.

In June 2006, the Company completed a private placement flow-through financing of 325,000 common shares for gross proceeds of $3,656,250. Under the terms of the financing the Company will renounce to the investors the Canadian Exploration Expenses (“CEE”) incurred with the proceeds of the financing. The balance of funds not spent by December 31, 2006 has been recorded on the balance sheet as Cash held for Exploration Expenditures. In January 2007, the CEE was renounced to the investors.

(ii)
In January 2006, the Company renounced $5,278,750 (2005 - $2,272,500, 2004 - $1,608,000) in Canadian Exploration Expenses to investors of flow-through shares in 2005, 2004 and 2003, respectively. The tax value of these renunciations has been recorded as a future tax liability and charged against share capital. Since the Company has a valuation allowance which reduces the future income tax assets, the valuation allowance has been reduced and income tax recoveries have been recognized in the statement of operations.

(iii)	In October 2005, the Company completed a private placement consisting of 1,000,000 common shares for gross proceeds of $5,000,000.

In February 2005 and December 2005, the Company completed private placement flow-through financings of 500,000 common shares for gross proceeds of $2,125,000 and 435,000 common shares for gross proceeds of $3,153,750, respectively. Under the terms of the financings the Company will renounce to the investors the CEE incurred with the proceeds of the financings. The balance of funds not spent by December 31, 2005 has been recorded on the balance sheet as Cash held for Exploration Expenditures. In February 2006, the CEE was renounced to the investors.

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

The Board granted options as to 600,000 in August 2002, as to 100,000 in August 2004 and as to 50,000 in January 2005 to senior management in lieu of market rate salaries. These option grants required a $6.00 share price for 10 successive days for the first third to vest, a $9.00 share price for the second third and a $12.00 share price for the final third. Once the share price has met the first test, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled.

In October 2005, the $6 vesting criteria was reached, in December 2005 the $9 vesting criteria was reached and in May 2006 the $12 vesting criteria was reached. Compensation expense on the former two vesting criteria, which related to the vesting of 500,000 shares was recognized in 2005 in the amount of $332,000 and the balance of $176,791 was recognized in 2006 with the vesting of the remaining 250,000 shares.

In January 2006, the Board granted 875,000 additional five-year options to directors and senior management exercisable at $10.56 each and subject to the two-tiered vesting policy. These options require a $15.00 share price for 10 successive days for the first third to vest, an $18.00 share price for the second third and a $21.00 share price for the final third. Once the share price has met the first test, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled. These option grants were also subject to the approval of shareholders which was received on May 17, 2006.

The weighted average grant date fair value of the 15,000 options granted during 2006 which were not subject to the two-tiered vesting policy described above was $2.70 (2005 - $3.33, 2004 - $1.53). The grant of these 15,000 options resulted in compensation expense totalling $40,485 compared to 45,000 options resulting in compensation expense totalling $29,784 during 2005 and 75,000 options resulting in compensation expense of $114,735 during 2004. 30,000 of the 2005 options vested over the period December 2005 to December 2006 and consequently $3,729 was expensed in 2005 and $120,021 in 2006. The fair value of the options granted is estimated on the dates of grant using a Black-Scholes option-pricing model with the following assumptions:

	2006	2005	2004
Dividend yield	Nil	Nil	Nil
Expected volatility	65%	60%	37%
Risk free rate of return	3.8%	4.21%	4.0%
Expected life of options	1 year	3.5 years	3 years

The weighted average grant date fair value of the 875,000 two-tiered options granted during 2006 was $4.03. The fair value of the options granted was estimated on the date of grant using a Monte Carlo simulation and a binomial option-pricing model to consider the two-tier vesting probabilities using the following assumptions:

Dividend yield	Nil
Expected volatility	60%
Risk free rate of return	3.8%
Expected life of options	4.6 years

The estimated fair value of the two-tiered options granted in 2006 amounted to $3,523,333. In September 2006, the $15 per share and 20% out performance of the TSX Gold Index vesting requirements were met on the options granted in 2006 and the value related to that vesting provision has been expensed in the current year. During 2006 in total, $1,641,510 of this amount has been expensed and the balance will be expensed over the shorter of the term of the option and when the remaining vestings actually occur.

A summary of the status of the plans at December 31, 2006 and changes during the years are presented below:

	Shares	Weighted Average Exercise Price	Amount
Outstanding at December 31, 2003	1,978,900	$ 1.66	$ 609,941
Granted	175,000	4.14	114,735
Exercised	(200,000)	1.06	(20,750)
Outstanding at December 31, 2004	1,953,900	1.57	703,926
Granted	95,000	5.74	29,784
Exercised	(169,400)	(2.13)	(105,733)
Value of two-tiered options vested	-	-	331,566
Outstanding at December 31, 2005	1,879,500	2.21	959,543
Granted	890,000	10.55	1,681,995
Exercised	(584,000)	(1.00)	(80,674)
Value of 2002-2005 options vested	-	-	296,812
Outstanding at December 31, 2006	2,185,500	$5.93	$2,857,676

Number of Shares	Option Price Per Share	Expiry Date
78,000	$ 0.88	February 17, 2007
40,000	$ 2.63	May 30, 2007
295,000	$ 2.90	July 1, 2007
600,000	$ 2.20	August 19, 2007
10,000	$ 2.58	December 18, 2007
15,000	$ 2.08	June 3, 2008
17,000	$ 2.58	August 12, 2008
8,000	$ 3.82	October 28, 2008
37,500	$ 5.65	January 13, 2009
100,000	$ 3.37	August 13, 2009
65,000	$ 4.00	January 11, 2010
30,000	$ 9.50	December 20, 2010
875,000	$ 10.56	January 4, 2011
15,000	US$9.13	June 14, 2007
2,185,500	$ 5.93

At December 31, 2006 there were 2,185,500 options outstanding of which 1,602,166 were exercisable at prices ranging from $0.88 to $10.56 each. In addition, there were 583,334 options subject to the two-tiered vesting provisions.

c)	Share Purchase Warrants
The Company’s movement in share purchase warrants is as follows:

	Number of Warrants	Amount
Balance at December 31, 2003	512,500	$179,375
Exercised	(225,000)	(78,750)
Balance at December 31, 2004	287,500	100,625
Exercised	(287,500)	(100,625)
Balance at December 31, 2005	-	-
Issued for Mineral Property	2,000,000	11,436,000
Balance at December 31, 2006	2,000,000	$11,436,000

The share purchase warrants granted in 2006 were part of the acquisition of the Kerr-Sulphurets project (see Note 3(e)).

The grant date fair value of the 2,000,000 warrants was deemed to be $5.72 each. The fair value of the warrants granted was estimated on the date of grant using a Black-Scholes option-pricing model with the following assumptions:

Dividend yield	Nil
Expected volatility	60%
Risk free rate of return	4%
Expected life of warrants	1.5 years

6.	RELATED PARTY TRANSACTIONS
a)
During the year, a private company controlled by a director of the Company was paid $33,900 (2005 - $39,400, 2004 - $56,700) for technical services provided by his company related to the mineral properties.

b)	During the year, a private company controlled by a second director was paid $144,000 (2005 - $120,000, 2004 - $132,500) for consulting services rendered.
c)	During the year, a new director (effective January 4, 2006) was paid $18,000 for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.	FINANCIAL INSTRUMENTS
The fair value of the Company’s cash and cash equivalents and short term deposits, cash held for exploration expenditures, amounts receivable, reclamation deposits and accounts payable and accruals at December 31, 2006 and December 31, 2005 is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

8.	INCOME TAXES
The income tax recovery varies from the amounts that would be computed by applying the basic federal and provincial income tax rates aggregating to 36.12% (2005 - 36.12%, 2004 - 36.12%) as follows:

	2006	2005	2004

Statutory rate applied to loss for year	$1,881,000	$714,000	$650,000
Non deductible items	(785,000)	(217,000)	(151,000)
Valuation allowance	(1,096,000)	(497,000)	(499,000)
Reduction in valuation allowance	1,907,000	820,800	575,000
	$1,907,000	$820,800	$575,000

Significant components of the Company’s future tax assets and liabilities are as follows:

	2006	2005
Future income tax assets
Mineral interests	$(1,611,000)	$135,000
Share issue costs	104,000	103,000
Non capital losses	1,979,000	1,508,000
Provision for reclamation	157,000	68,000
Unrealized capital losses	291,000	29,000
	920,000	1,843,000
Valuation allowance	(920,000)	(1,843,000)
Future income tax assets, net	$-	$-

A future tax asset of approximately $1,594,000 (2005 - $975,000) in one Canadian entity has been offset with a future tax liability in another Canadian entity on the basis that management has undertaken to carry out tax planning measures when required.

The Company has accumulated non-capital losses for Canadian tax purposes of approximately $6,234,000 which expire in various years to 2026 as follows:

2007	$ 185,000
2008	338,000
2009	735,000
2010	707,000
2014	910,000
2015	1,092,000
2026	2,267,000
$6,234,000

The benefit of the above loss carry forwards has not been recognized for accounting purposes.

9.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as set out below, these consolidated financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP:

Consolidated statements of operations:
	2006	2005	2004

Net loss for year - Canadian GAAP	$ (3,300,000)	$ (1,157,281)	$ (1,226,288)
Mineral interests prior to the establishment of proven and probable reserves (a)	(9,376,567)	(3,351,221)	(4,448,044)
Amortization of acquisition costs (a)	-	-	(324,402)
Amortization of option payments (a)	-	-	-
Flow-through share renunciation	(1,906,684)	(820,800)	(580,800)
Flow-through share value	421,800	202,000	97,200
Minority interest (b)	-	-	(188,644)
Net loss for the year - U.S. GAAP	(14,161,451)	(5,127,302)	(6,670,978)
Other comprehensive income:
Unrealized gains on marketable securities (d)	53,561	-	-
Comprehensive loss - U.S. GAAP	$(14,107,890)	$(5,127,302)	$(6,670,978)

Loss per share - U.S. GAAP, Basic and diluted	$(0.42)	$(0.17)	$(0.23)

Accumulated other comprehensive income - U.S. GAAP
	2006	2005	2004
Unrealized gains on short-term investments	$53,561	$-	$-

Consolidated statements of cash flows:
	Canadian GAAP			U.S. GAAP
	2006	2005	2004	2006	2005	2004

Cash used in operating activities	$(2,330,308)	$(1,220,487)	$(1,764,345)	$(11,706,875)	$(4,571,708)	$(6,212,389)
Cash provided by (used for) investing activities	$(8,751,242)	$(7,084,510)	$(8,228,328)	$ 625,325	$(3,733,289)	$(3,780,284)

Consolidated balance sheets:
	Canadian GAAP		U.S. GAAP
	2006	2005	2006	2005
Current assets- marketable securities	$165,001	$160,101	$218,562	$160,101
Mineral interests - unproven (a)	$53,262,180	$24,395,438	$28,649,170	$9,158,995
Liabilities	$-	$-	$393,250	$421,800
Shareholders’ equity	$59,278,700	$35,384,875	$34,326,001	$19,726,632

a)	Mineral interests
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
Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares. The shareholders’ equity is reduced and a liability is recognized for this difference which amounted to $421,800 for the flow-through shares issued in 2005 (2004 - 202,000). The liability is reversed when the tax benefits are renounced and a deferred tax liability recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

d)	Comprehensive income
Under Canadian GAAP short-term investments are recorded at the lower of cost and quoted market value. Under United states GAAP, unrealized gains and losses on short-term investments classified as available for sale securities are recorded in comprehensive income until realized.

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

e)	Impact of recent United States accounting pronouncements
In November 2004, the FASB issued FAS 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The application of FAS 151 did not have an impact on the consolidated financial statements under U.S. GAAP.

In December 2004, the FASB issued FAS 153, which deals with the accounting for the exchanges of non-monetary assets and is an amendment of Accounting Principles Board (“APB”) Opinion 29. FAS 153 eliminates the exception from using fair market value for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance, as defined. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The application of FAS 153 did not have an impact on the consolidated financial statements under U.S. GAAP.

In December 2004, the FASB Statement No. 123 (revised), Shared-based Payment, was issued. This statement requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees. In the income statement, FASB Statement No. 123 (revised) eliminates the ability to account for share-based compensation transactions using the intrinsic value method in APB Opinion No. 25. The Company, effective January 1, 2003, adopted FASB Statement No. 123, Accounting for Stock-based Compensation, as amended by FASB Statement No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, and adopted FASB Statement No. 123 (revised) in 2006. These applications did not have an impact on the consolidated financial statements under U.S. GAAP.

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”, which clarifies accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized. A company would be required to recognize the best estimate of a tax position if that position is more likely than not of being sustained upon examination, based solely on the technical merits of the position. This change is effective beginning in 2007. The Company has not yet determined the impact on 2007 results.

In September 2006, the FASB issued FASB Statement No. 157, Fair Market Measurements that provides enhanced guidance for using fair value to measure assets and liabilities. FASB Statement No. 157 is meant to remedy the diversity and inconsistency within generally accepted accounting principles in measuring fair value, especially for items that are not actively traded. No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect o fair value measurements on earnings. No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. This change is effective beginning in 2007. The Company has not yet determined the impact on 2007 results.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. This bulletin addresses the multiple methods used to quantify financial statement misstatements and evaluate the accumulation of misstatements on the balance sheet. This change is effective beginning in 2007. The Company has not yet determined the impact on 2007 results.

Signature Page

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Seabridge Gold Inc.
Registrant

Dated: March 28, 2007	Signed:	/s/ Rudi Fronk
Rudi Fronk President and C.E.O.