Form 20-F
period 2007-12-31
SEABRIDGE GOLD INC
filed 2008-03-31
CIK 1231346

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

__	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
XX	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2007
OR
__	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to _______________
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

106 Front Street East, 4th Floor, Toronto, Ontario CANADA M5A 1E1
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock, no par value	American Stock Exchange
Common Stock, no par value	TSX Venture Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.   None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:   37,298,885

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

 xx    Yes     __ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer  ___      Accelerate filer   xx       Non-accelerated filer  ___

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
[    ]  US GAAP
[    ]  International Financial Reporting Standards as issued by the International Accounting Standards Board
[ x ]  Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 xx   Item 17  ___ Item 18

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

___ Yes    ___ No

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

Basalt - A general term for dark-colored mafic igneous rocks, commonly extrusive but locally intrusive.

Breccia - A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Caldera - A large, basin-shaped volcanic depression, more or less circular, the diameter of which is many times greater than that of the included vent or vents.

Carbonate - A sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite.

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

Fault -A fracture or break in rock along which there has been movement.

Feasibility Study - A definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

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

Prefeasability Study - A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing had been determined.  This Study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

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

Part I

Item 1.  Identity of Directors, Senior Management and Advisers

A.  Directors and Senior Management

Table No. 1
Company Directors and Senior Officers
 As of March 20, 2008

Name	Position	Business Address
James Anthony	Chairman and Director	106 Front Street East, 4th Floor, Toronto, Ontario M5A 1E1 Canada
Rudi Fronk	President, Chief Executive Officer and Director	106 Front Street East, 4th Floor, Toronto, Ontario M5A 1E1 Canada
Frederick Banfield	Director	3544 E. Fort Lowell, Tucson, Arizona 85716
William Calhoun	Director	P.O. Box 0090 Silverton, Idaho 83867
Louis J. Fox	Director	3200 North Ocean Blvd, #2410 Fort Lauderdale, Florida 33308
Eliseo Gonzalez-Urien	Director	10911 Corp Ranch Rd. Ashland, Oregon 95720
Thomas Dawson	Director	106 Front Street East, 4th Floor, Toronto, Ontario M5A 1E1 Canada
William Threlkeld	Senior Vice President	106 Front Street East, 4th Floor, Toronto, Ontario M5A 1E1 Canada
Roderick Chisholm	Chief Financial Officer and Corporate Secretary	106 Front Street East, 4th Floor, Toronto, Ontario M5A 1E1 Canada

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

A.  Selected Financial Data

The selected financial data of the Company as at December 31, 2007 and 2006 and for the Years Ended December 31, 2007, December 31, 2006 and December 31, 2005 was derived from the financial statements audited by KPMG LLP, Chartered Accountants, Licensed Public Accountants, as indicated in its audit report which is included elsewhere in this Annual Report. The selected financial data as at December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and December 31, 2003 was derived from the audited financial statements of the Company which are not included in this Report.

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

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnote #11 to the financial statements.

Table No. 2
Selected Financial Data
($’s in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/07	12/31/06	12/31/05	12/31/04	12/31/03
Interest Income	$823	$363	$135	$83	$107
Net Loss	$5,542	$3,300	$1,157	$1,226	$1,338
Net Loss Per Share	$0.15	$0.10	$0.04	$0.04	$0.05
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Average Shares (000)	35,991	33,459	30,682	28,876	26,191
Working Capital	$25,020	$6,420	$10,603	$4,220	$1,886
Mineral Properties	$62,668	$53,262	$24,395	$20,999	$16,635
Long-Term Debt	$0	$0	$0	$0	$0
Shareholders’ Equity	$86,747	$59,279	$35,385	$25,703	$19,154
Total Assets	$89,862	$61,244	$37,085	$27,172	$22,869
US GAAP Net Loss	$15,415	$14,161	$5,127	$6,671	$5,255
US GAAP Loss Per Share	$0.43	$0.42	$0.17	$0.23	$0.20
US GAAP Weighted Average Shares (000)	35,991	33,459	30,682	28,876	26,191
US GAAP Shareholders’ Equity	$53,074	$34,326	$19,727	$13,616	$12,132
US GAAP Total Assets	$56,188	$36,684	$21,848	$15,287	$15,756
US GAAP Mineral Properties	$28,995	$28,649	$9,159	$9,113	$9,522

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the periods, and the range of high and low rates for the periods. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the 12 most recent fiscal quarters, and the range of high and low rates for these periods.

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

Table No. 3
Canadian Dollar/US Dollar

	Average	High	Low	Close

Year Ended 12/31/07	$1.07	$1.19	$0.92	$0.99
Year Ended 12/31/06	$1.13	$1.17	$1.10	$1.17
Year Ended 12/31/05	$1.21	$1.27	$1.15	$1.17
Year Ended 12/31/04	$1.30	$1.39	$1.18	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29

Three Months Ended 12/31/07	$0.98	$1.02	$0.92	$0.99
Three Months Ended 9/30/07	$1.04	$1.08	$1.00	$1.00
Three Months Ended 6/30/07	$1.08	$1.16	$1.06	$1.06
Three Months Ended 3/31/07	$1.17	$1.19	$1.15	$1.15

Three Months Ended 12/31/06	$1.14	$1.17	$1.12	$1.17
Three Months Ended 9/30/06	$1.12	$1.14	$1.11	$1.12
Three Months Ended 6/30/06	$1.11	$1.17	$1.10	$1.12
Three Months Ended 3/31/06	$1.15	$1.17	$1.13	$1.17

Three Months Ended 12/31/05	$1.17	$1.19	$1.15	$1.17
Three Months Ended 9/30/05	$1.19	$1.24	$1.16	$1.16
Three Months Ended 6/30/05	$1.24	$1.27	$1.21	$1.23
Three Months Ended 3/31/05	$1.23	$1.23	$1.20	$1.21

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

On the Federal and Provincial level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. Currently, the Company has estimated $1,849,475 in reclamation liabilities for its properties.  $1,269,900 has been deposited for the benefit of the various government agencies until released or applied to reclamation costs. If the reclamation requires funds in addition to those already allocated, Seabridge could be forced to pay for the extra work and it could have a significant negative effect upon the Company’s financial position and operations.

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

The Company Has a History of Net Losses and Expects Losses to Continue for the Foreseeable Future

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  As of the end of the last fiscal year dated December 31, 2007, the Company’s historical net losses total $27,350,897. The Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help maintain and to expand exploration on the Company’s principal exploration property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the majority of its financing through the issuance of equity, there is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing.

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

Risks Relating to an Investment in the Securities of the Company

The Market for the Company’s Stock has Been Subject to Volume and Price Volatility which Could Negatively Effect a Shareholder’s Ability to Buy or Sell the Company’s Shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, the price for gold has recently been at an all time high and may not sustain such levels.  In addition, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the shares of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of markets for trading the Company’s common shares in Canada and the United States, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock. Also see Item 10.E of this Report.

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

The Company Could be Deemed a Passive Foreign Investment Company Which Could have Negative Consequences for U.S. Investors

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S.  taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.   U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the Common Stock of the Company.

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

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Shareholders should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with the securities commissions in Canada (see SEDAR filings at www.sedar.com) and with the U.S. Securities and Exchange Commission.  The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company’s executive office is located at:

102 Front Street East, 4th Floor, Toronto, Ontario M5A 1E1 Canada
Telephone: (416) 367-9292
Facsimile: (416) 367-2711
E-Mail: info@seabridgegold.net
Website: www.seabridgegold.net

The Contact person in Toronto is Rudi Fronk, President and CEO.

The Company currently leases its executive offices in Toronto from Allied Property REIT. The lease covers the entire 4th floor of a building located at 106 Front Street East, Toronto, Ontario, Canada. The lease was effective commencing May 1, 2007 and will expire on April 30, 2012.  The rent in 2007 was $8,900 per month, and will be adjusted annually based upon a building cost operating adjustment. Current monthly rent for 2008 is approximately $9,000.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "SEA" and on the American Stock Exchange under the symbol “SA”.

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. As of December 31, 2007, the end of the most recent fiscal year, there were 37,297,885 common shares issued and outstanding and no preferred shares issued and outstanding.

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

(1)
The Company's 100% interest in the Quartz Mountain project is subject to the terms of an option agreement with Quincy Energy Corp. (which subsequently became Golden Predator Mines Inc.) under which Quincy can earn up to a 62.5% interest in portions of the property.

Currently, the Company conducts operations in Canada, Mexico and the United States. As of December 31, 2007, the Company’s non-current assets were located as follows:

United States:	$8,855,729
Canada:	$48,991,219
Mexico:	$6,316,381

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

In February 2000, the Company acquired an option to purchase 100% of the Grassy Mountain gold project located in eastern Oregon from Atlas Precious Metals Inc. ("Atlas").  In March 2003, the Company exercised its option and acquired a 100% interest in the Grassy Mountain Property.

In June 2000, the Company entered into a Letter of Intent with Placer Dome (CLA) Limited to acquire a 100% interest in the KSM project located in the Iskut-Stikine River region, approximately 20 km southeast of the Eskay Creek Mine in British Columbia. In June 2001, the Company completed the acquisition of Placer Dome’s 100% interest in the project.  In September 2002, the Company announced that it had entered into an agreement with Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc) whereupon Falconbridge could earn a 50% interest in the project by spending $6,000,000 on exploration at the project within 6 years.  Falconbridge could earn an additional 15% interest by funding all costs to complete a feasibility study.  During 2003 and 2004, Falconbridge conducted field programs at KSM consisting of mapping, rock and soil sampling, and IP surveys. During 2005 Falconbridge drilled 16 widely-spaced core drill holes totaling 4,092 meters designed to test six targets situated outside the resources previously defined for the Kerr and Sulphurets zones.  In 2006 Falconbridge was acquired by Xstrata plc. In April 2006, the Company announced that it had reached agreement with Falconbridge whereby the Company would purchase Falconbridge’s option to earn up to a 65% interest at KSM by issuing Falconbridge 200,000 common shares and 2.0 million conditional common share purchase warrants with an exercise price of C$13.50 per share. One warrant would become exercisable for each new ounce of gold resources discovered at KSM, up to a maximum of two million. The transaction closed in August 2006. In 2006 the Company drilled 24 holes at the Mitchell zone and defined an initial mineral resource thereby triggering the vesting of all 2.0 million Xstrata warrants. In 2007, Xstrata exercised all 2.0 million warrants, thereby providing the Company with $27.0 million in proceeds. During 2007, the Company continued exploration activities at the Mitchell zone. In January 2008, the Company announced independent resource estimates for the Kerr and Sulphurets zones at KSM. In February 2008, the Company announced independent resource estimates for the Mitchell zone at KSM.

In December 2001, the Company entered into an agreement to acquire a 100% interest in the Quartz Mountain Gold Project located in Lake County, Oregon.  The Quartz Mountain acquisition was completed in January 2002.  In October 2003, the Company granted Quincy Gold Corp. an option to earn a 50% interest in the Quartz Mountain gold project, excluding the existing gold resources.  Under certain conditions Quincy can increase its interest to 62.5%. During 2004, Quincy completed approximately 4,000 meters of core drilling at the property designed to test for higher-grade feeder zones. Additional drilling is planned by Quincy in 2008.

Effective December 31, 2001, the Company entered into an agreement to acquire a 100% interest in the Red Mountain Gold Project located near Stewart, British Columbia.  Closing of the Red Mountain transaction was completed in April 2002.

In May 2002, the Company reached agreement to purchase a 100% interest in the Courageous Lake Project located in the Northwest Territories, Canada.  The Company paid former owners Newmont Canada Limited and Total Resources (Canada) US$2,500,000 and granted them a 2.0% NSR for 100% of the project.  Seabridge also agreed to pay Newmont and Total up to an additional US$3,000,000 depending upon the price of gold.  The purchase was closed in July 2002.  In April 2003 and February 2004, the Company paid the former owners of the Courageous Lake Project the US$3,000,000 ($1,500,000 on each date) as the price of gold exceeded the two threshold levels that triggered the obligations to make these payments. In 2004, an additional property was optioned in the area ("Red 25").  Under the terms of the agreement, the Company paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price. During 2005, an independent Preliminary Assessment was completed on the known FAT (felsic ash tuff) resources at that time including capital and operating costs estimates for a large-scale open pit operation. In March 2008, the Company announced the results of an updated Preliminary Assessment incorporating a new resource estimate and updating capital and operating cost estimates from the 2005 study.

In June 2002, the Company and an independent third party incorporated a Nevada company named Pacific Intermountain Gold Corporation to acquire and explore early-stage exploration projects which have previously identified gold systems capable of hosting large-scale deposits.  In 2004, the Company increased its ownership in Pacific Intermountain Gold to 100%, subject to a 10% net profits interest retained by the previous equity owner. To date, Pacific Intermountain Gold has entered into a number of option agreements with third parties whereby the third parties can earn interests in specific projects by funding exploration and making payments to Pacific Intermountain Gold.

In April 2006, the Company acquired a 100% interest in the Noche Buena gold project located in Sonora, Mexico from Hecla Mining Company for US$4,350,000 in cash.

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

Seabridge considers its material properties to be the KSM Project and the Courageous Lake Project. These material properties are described in detail below.

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

Previous Exploration History

Gold was first discovered in the Courageous Lake area in the early 1940’s. Beginning in 1976, Noranda Exploration Ltd. initiated exploration in the Courageous Lake Volcanic Belt. Exploration activities included geological reconnaissance, airborne, EM and magnetic surveys, ground follow-up and claim staking. In 1982, Noranda initiated a limited drill program to evaluate rock units north of Matthews Lake. Detailed geophysics, geological mapping, and extensive diamond drilling followed this initial program leading to the discovery of two gold deposits, the Tundra Deposit (Main Zone), known as the FAT Deposit, and the Carbonate Zone.

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

The Company began to collect environmental data at their Courageous Lake, NWT property in 2003.  The data collection was designed and implemented by EBA Engineering Consultants Ltd and focused on multi-year studies required to obtain operating permits.  To date the data includes archaeology, fisheries, water quality, hydrology and wildlife.  The environmental programs in 2005, 2006 and 2007 included hydrology and a comprehensive review of environmental data collection programs to support the application to the McKenzie Valley Land and Water Board for development licenses and permits.

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

In September 2005, an engineering study (classified as a Preliminary Assessment under National Instrument 43-101 in Canada) for the Courageous Lake project was completed by a team of independent consultants. The Preliminary Assessment is dated September 7, 2005 and is entitled “Seabridge Gold Inc., Courageous Lake Project, Preliminary Technical Assessment”. The independent consultants concluded that given the resource size, location and grade, a year round, open-pit bulk mineable operation with on-site processing is the most suitable development scenario.  A base case scenario was developed for the project incorporating a 25,000 tonne per day operation (9.0 million tonne per year throughput) resulting in a projected 8.5 year operation with average annual production of 545,000 ounces of gold.

During 2005 and 2006, the Company completed an additional 15,689 meters of core drilling at Courageous Lake, designed to test areas to the west of the main mineralized zones and to the north.

In 2007, the Company commissioned a group of independent consultants to update the Preliminary Assessment by incorporating the new 2007 resource estimate for the project and updating all capital and operating cost estimates. An updated Preliminary Assessment was completed in March 2008, and the results are mentioned in the next section.

The Company estimates its annual holding costs of the Courageous Lake Project to be $236,000 with $136,000 of these costs paid to the Department of Indian Affairs and Northern Development, Northwest Territories and the remaining $100,000 as an option payment on the Red 25 claim payable to Bathurst Inlet Developments (1984) Ltd.

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

In March 2008, an updated Preliminary Assessment for the Courageous Lake project was completed by a group of independent consultants including Wardrop Engineering Inc. (“Wardrop”), Snowden Mining Consultants Inc. (“Snowden”), EBA Engineering Consultants Ltd. (“EBA”), TJS Mining-Met Services Inc. (“TJS”), W.N. Brazier & Associates Inc. (“Brazier”), and Resource Modeling Inc. (“RMI”) (collectively the “Project Consultants”).

In the March 2008 Preliminary Assessment, Snowden determined that based on a mining cost of $1.15 per tonne, a processing and G&A cost of $14.19 per tonne, an 88.9% recovery rate, and a gold price of US$690, that a 0.76 gram per tonne cut-off grade was appropriate for the deposit.

Courageous Lake Gold Resources at 0.76 grams per tonne cut-off:

Measured			Indicated
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
6,531	2.85	598	56,577	2.05	3,729

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

Courageous Lake Gold Inferred Resources at 0.76 grams per tonne cut-off

Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
101,394	1.89	6,161

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

KSM Project

The KSM Project consists of three separate gold zones (Kerr, Sulphurets and Mitchell) located in the Iskut-Stikine River region of British Columbia. Seabridge currently has a 100% interest in the project. The Property is without known mineral reserves and is at the exploration stage; the Company’s current efforts are exploratory in nature.

Location and Access

The KSM property is located in the Iskut-Stikine River region, approximately 65 km northwest of Stewart, British Columbia. Access to the property is by helicopter from Stewart. Mobilization of equipment and personnel can be staged quite effectively from the Tide Lake airstrip, Bronson Strip or from Bob Quinn and Bell II Crossing on the Stewart Cassiar Highway.

How Acquired

Seabridge entered into a Letter of Intent with Placer Dome in June 2000 to acquire a 100% interest in KSM. On March 27, 2001, the Company and Placer Dome executed a definitive acquisition agreement and the acquisition closed in June 2001. At closing, the Company issued Placer Dome (i) 500,000 common shares of Seabridge; (ii) 500,000 common share purchase warrants, exercisable by Placer Dome at C$2.00 per share for two years; and (iii) a 1% net smelter royalty interest on the Project, capped at C$4.5 million. Seabridge will be obligated to purchase the 1% net smelter royalty from Placer Dome for $4.5 million in the event that a positive feasibility study demonstrates a 10% internal rate of return after tax and financing costs.

In September 2002, the Company optioned KSM to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.) which could have earned a 50% interest by spending $6 million on exploration within 6 years.  Noranda was entitled to earn a further 15% by funding all costs to complete a feasibility study on the project.

In April 2006, the Company announced that it had reached agreement with Falconbridge whereby the Company would re-acquire Falconbridge’s option to earn a 65% interest at KSM for 200,000 common shares of the Company and 2.0 million conditional common share purchase warrants of the Company with an exercise price of C$13.50 per share. One warrant becomes exercisable for each new ounce of gold resource discovered at KSM, up to the maximum of two million. The transaction closed in August 2006. With the announcement of an initial mineral resource at the Mitchell mineral resource, the full 2.0 million warrants became exercisable in February 2007. During 2007, all two million warrants were exercised by Xstrata and the Company received $27 million in proceeds.

The KSM project consists of two contiguous claim blocks known as the Kerr Property and the Sulphurets Property. Total minimum annual holding costs associated with the project are approximately $100,000.

Property Description

The property consists of 30 contiguous mineral claims and 19 contiguous placer claims covering an area of approximately 6,726 hectares while the placer claims cover about 4,554 hectares. It should be noted that most of the placer claims lie “over the top” of the mineral claims. Seabridge also has acquired 45 contiguous mineral claims (Seabee Property) that are located about 19 kilometers northeast of the KSM property.

The KSM mineral claims were converted from 58 legacy claims to B.C.’s new Mineral Titles Online (MTO) system in 2005. Eleven legacy placer claims were converted in 2005 to nine cell placer claims. Ten cell placer claims have been added to the property and are contiguous with the converted legacy placer claims. In the MTO system, claims are located digitally using a fixed grid on lines of latitude and longitude with cells measuring 15 seconds north-south and 22.5 seconds east-west (approx. 460 by 380 meters at KSM). The legacy claims were located by previous owners by placing tagged posts along the boundaries; however the survey method employed in locating the legacy claims is not known. With the MTO system no markings are required on the ground and the potential for gaps and/or overlapping claims inherent in the old system is eliminated.

The claims are 100% owned by Seabridge. Placer Dome Inc. (now Barrick Gold) retains a 1% net smelter royalty (NSR) that is capped at $4.5 million. Two of the pre-converted claims (Xray 2 and 6) are subject to a contractual royalty obligation in accordance with terms in the underlying Dawson Agreement. The lands covered by these claims are now contained within the converted Xray 1 claim (Tenure No. 516245). There is an additional underlying agreement whereby advance annual royalties payable to Dawson are being paid by Placer Dome Inc.

Annual holding costs for all of the claims (mineral and placer) are approximately $172,988. In 2007, assessment work was filed to advance the year of expiry to 2018. Neither the KSM placer claims nor the Seabee Property claims have had any work filed to date, but both are in good standing to 2008 and 2009.

Regional and Property Geology

The KSM property lies within the Stikine Terrane and is underlain largely volcanic, volcaniclastic and sedimentary rocks at the western edge of the Bowser Basin. Within this geologic framework, copper, gold and molybdenum mineralization and associated alteration are focused in a local core where intense folding, faulting, thrust faulting and intrusions are prevalent. A number of deformed porphyry and vein type deposits occur in the Mitchell-Sulphurets area. These deposits are characterized by a strong copper-gold and minor molybdenum association, and spatially occur along the flanks of a horseshoe-shaped trend.

The project consists of three separate gold/copper zones (Kerr, Sulphurets and Mitchell) and are discussed separately below:

Kerr Zone

The Kerr zone extends approximately 3,000 m in a northerly trend from the crest of a ridge above the southwestern branch of the Sulphurets Glacier down to the lower slopes of a cirque-like basin just above Sulphurets Lake. The zone is a pyrite-rich copper-gold system that occurs in strongly altered and deformed monzonitic intrusions in sedimentary and volcaniclastic rocks. The most important mineralization type is quartz stockwork. The strongest copper-gold mineralization is associated with a core of chlorite-bearing alteration and quartz stockwork.

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

Mitchell Zone

The Mitchell zone is situated at the base of the Mitchell Glacier within an erosional window through the major thrust fault complex that crosses the property. The intermediate volcanic rocks exposed in the erosional window are dominated by intense phyllic alteration that diminishes to the west. This conspicuous phyllic alteration is characterized by abundant fine-grained pervasive sericite, 5 to 20% pyrite and quartz stockwork veins that locally exceed 80% of the rock mass. Gold and copper are associated with fine grained sulfide minerals which are disseminated in the rock and in stockwork veins. Gold and copper grades in the drill results are remarkably consistent down hole, along and across strike. This homogeneity of grades and the lack of sharp grade contrasts across the Mitchell zone probably resulted from regional deformation of the mineral system after its deposition.

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

In 1960, claims on the Sulphurets property were staked by Granduc Mines Ltd. and some independent prospectors. Exploration including diamond drilling was completed over an eight-year period on Sulphurets Gold, Main Copper and Quartz Stockwork Zones by Granduc and the Newmont Mines Joint Venture. From 1971 to 1975 Granduc continued exploration on the Sulphurets Property. From 1980 to 1985, Esso Minerals optioned the Sulphurets Property from Granduc in order to explore for porphyry molybdenum, bulk mineable copper-molybdenum-gold and gold-bearing vein type deposits. In 1985, Esso surrendered its interest in the Sulphurets Property to Granduc.

The Alpha Joint Venture (“Alpha”) staked the Kerr Property in 1982. Anomalous gold values in soils were identified in 1983 by Alpha and based on these results Brinco Limited optioned the Kerr Property in 1984 and funded the next phase of geological mapping, prospecting and geochemical sampling. This work outlined a gold anomaly over one kilometer long. In 1985, Newhawk Gold Mines Ltd. and Lacana Mining Corp. formed a joint venture, and optioned the adjoining Sulphurets Property from Granduc and explored several zones, including conducting diamond drilling.

In 1989, fieldwork completed by Placer Dome included additional diamond drilling to extend the Kerr zone to a strike length of more than 1,600 meters. In 1990, Placer Dome completed a major diamond drill program on the Kerr Property to further define the zone. Placer further completed a major diamond drill program on the Sulphurets Gold Zones and adjoining Kerr zone during the summer of 1992, with the total exploration expenditures incurred by Placer on the KSM property through to year-end 1992 was C$6.6 million.

During 2003 and 2004, under its option to earn up to a 65% interest in the project from the Company, Falconbridge conducted geophysics, surface mapping, surface sampling and target delineation at the project.  Falconbridge completed a $1.3 million drill program on six new targets during the summer of 2005.

In 2006, the Company completed a 9,100 meter core drill program at KSM designed to expand the project’s known gold resource by testing for the strike and depth extensions of the Sulphurets zone and by systematically drilling the promising new Mitchell gold zone identified in previous work. In February 2007, the Company announced a 43-101 compliant resource estimate for the Mitchell zone prepared by RMI.

In 2007, the Company completed a 15,300 meter core drill program at KSM designed to expand the Mitchell zone’s known gold resource by testing for the strike and depth extensions. In January 2008, RMI completed a 43-101 compliant resource estimate for the Kerr and Sulphurets zones. In February 2008, RMI completed an updated 43-101 compliant resource estimate for the Mitchell zone.

Mineral Resources

A significant amount of work has been performed on the Kerr and Sulphurets zones by previous owners including Placer Dome. RMI remodeled these zones, as well as the Mitchell zone, using independently constructed gold and copper grade envelopes as the primary constraint for estimating block grades and then tabulated Mineral Resources by using a gold equivalent cutoff grade (which converts copper values to gold values at set prices and estimated metal recoveries).

RMI estimated gold and copper grades using inverse distance weighting methods within gold and copper grade envelopes that were constructed for each zone. The grade models were validated visually and by comparisons with nearest neighbor models. The estimated block grades were classified into indicated and inferred mineral resource categories based on mineralized continuity that was determined both visually and statistically (i.e. variogram ranges) together with the proximity to drill hole data.

RMI estimated gold and copper mineral resources using a gold equivalent cut-off grade of 0.50 grams per tonne. The key parameters used in determining this cut-off included gold and copper prices of US$650/ounce (70% recovery) and US$2.00/pound (85% recovery). Mining costs of US$1.25/tonne and processing, smelting/refining and general and administrative costs of US$8.20/tonne were also used.

KSM Indicated Mineral Resources at 0.50 grams per tonne gold equivalent cut-off:

Zone	Indicated Mineral Resources
	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)
Mitchell	734,163	0.69	0.18	16,287	2,913
Kerr	206,272	0.25	0.45	1,651	2,037
Sulphurets	74,655	0.75	0.24	1,798	388
Total	1,015,090	0.61	0.24	19,736	5,338

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources

This section uses the term “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

KSM Inferred Mineral Resources at 0.50 grams per tonne gold equivalent cut-off:

Zone	Inferred Mineral Resources
	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)
Mitchell	667,421	0.62	0.15	13,304	2,206
Kerr	51,387	0.21	0.45	352	506
Sulphurets	33,636	0.62	0.20	675	147
Total	752,444	0.59	0.18	14,331	2,859

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

The database for the Kerr zone incorporates 144 core drill holes totaling 26,409 meters. The database for the Sulphurets zone incorporates 60 core drill holes totaling 13,033 meters. The database for the Mitchell zone incorporates 69 core holes totaling 24,824 meters.

Environmental/Regulatory Information

The KSM Property falls within the Cassiar-Iskut-Stikine Land and Resource Management Plans (LRMP).  At this stage, there are no direct Protected or Special Management Areas overlapping the KSM Property.  However, as negotiations on recommendations proceed, there may be potential Land Use conflicts arising from future allocations by the Regional Protected Areas Team in the vicinity of the KSM project.  In particular, a Conservation-oriented Protection Area and large River Corridor Special Management Area are currently being recommended along the lower two-thirds of the Unuk River.  The establishment of this type of Protected Area, although it does not overlap the KSM Property, could impact the approval process of potential development plans and valley access to the project.

The KSM Project falls within the traditional lands of the Tahltan First Nation.  The Tahltan have been active community and development partners in other mining projects such as the Golden Bear mine, and Homestake’s nearby Eskay Creek Mine.

Placer Dome investigated water drainage at the Kerr and Sulphurets zones and found that the waste rock to be generated by any project would be acid generating.  High levels of acidity were observed locally, but further downstream the high volume of glacial meltwater that flowed into the drainage system neutralized the PH levels in the water.

Reclamation and decommissioning activities associated with previous exploration activities have been initiated and almost completed on the KSM Property.  The main activities include response to periodic inspections by the British Columbia Ministry of Energy and Mines.  Key activities have concentrated on decommissioning the Kerr Camp, the old Western Canadian Camp, general clean-up of old equipment and materials, and reclamation of drill access roads and drill sites.  The majority of the tasks have been concluded including the plugging and cementing of water-making drill hole collars.  There are a number of outstanding activities that are still required to be administered in accordance with recommendations from the Ministry including additional reclamation on drill access roads and equipment and material clean-up.  At the time of the Company’s acquisition of the KSM Property, the Ministry estimated $225,000 of additional reclamation work may be required and the Company deposited this amount under a safekeeping agreement with the Ministry for these obligations.  In early 2004, Falconbridge assumed these reclamation obligations and the $225,000 deposit was returned to the Company. Following Seabridge’s acquisition of Falconbridge’s option at KSM, in 2007 the Company deposited $200,000 towards additional reclamation liabilities under a safekeeping agreement with the Ministry.

Current and Planned Work

In December 2007, the Company announced that it had assembled a team of independent consultants to prepare a National Instrument 43-101 Preliminary Assessment for its KSM project. The Preliminary Assessment will establish a project development scenario for KSM including preliminary capital and operating cost estimates.

The Preliminary Assessment is being coordinated by TJS Mining-Met Services and includes a number of independent contractors including: Resource Modeling Inc. (resource estimate), Rescan Environmental Services (environmental baseline and permitting), Klohn Crippen Berger (geotechnical work on tailing, diversions, tunnels and site services), Piteaus Associates Engineering Ltd. (rock mechanics and mining pit slopes), Moose Mountain Technical Services (mine planning, costing and production scheduling), WN Brazier Associates (electrical and power generation plans and economics), TJS Mining-Met Services Inc. (metallurgy and process).

In addition to on-site sampling, selected ore samples and waste samples will be tested in 2008 to determine the environmental parameters and further characterize the metallurgical response of the Mitchell ore zones. The Preliminary Assessment is scheduled for completion in late 2008. As part of their mandate, TJS Mining-Met Services and Rescan Environmental Associates will also facilitate the preparation of a Project Description document, scheduled for completion by April 2008. This document is required by the government to initiate permitting activities for the project.

The Company also is planning to conduct additional exploration activities at KSM during 2008.  The Company is planning a 15,000 meter core drill program designed to improve the value of the asset by exploring for higher grade gold zones, upgrading more of the remaining inferred mineral resources to the indicated category and further expanding the Mitchell zone.

Other Projects

The Company also holds a 100% interest in several other projects, all of which are situated in North America. The Company does not consider any of these other projects material to the overall operations. These projects include Noche Buena (Sonora, Mexico), Quartz Mountain (Oregon), Grassy Mountain (Oregon), Hog Ranch (Nevada) and Red Mountain (British Columbia, Canada). The Company’s ownership at Quartz Mountain is subject to a 65% earn-in by Quincy Gold.

The Company also owns a 100% interest in Pacific Intermountain Gold Corporation (“PIGCO”), a private company focused on the acquisition and exploration of early-stage gold and silver properties in Nevada. The Company’s ownership interest in PIGCO is subject to a 10% net profits interest held by a previous minority shareholder in PIGCO.

The Company is not planning any additional work on any of these other projects at this time.

All of the Company’s Properties are without known mineral reserves and are at the exploration stage.

Item 4A.  Unresolved Staff Comments

Not applicable

Item 5.  Operating and Financial Review and Prospects

Overview

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2007, December 31, 2006 and December 31, 2005. This report should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 in Item 17 of this report.

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote #11 to its audited annual consolidated financial statements for the year ended December 31, 2007.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $0.99 as of December 31, 2007.

The Company is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company also acquired a 100% interest in the Noche Buena project in Mexico.  As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects.  Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories and the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia.  Seabridge’s common shares trade in Canada on the TSX Venture Exchange under the symbol “SEA” and in the United States on the American Stock Exchange under the symbol “SA”.

Selected Annual Information

Summary operating results ($)	2007	2006	2005
Interest income	823,000	363,000	135,000
Operating costs	6,984,000	5,658,000	2,113,000
Loss	5,542,000	3,300,000	1,157,000
Loss per share	0.15	0.10	0.04

Summary balance sheets ($)	2007	2006	2005
Current assets	25,698,000	6,855,000	10,896,000
Mineral interests	62,668,000	53,262,000	24,395,000
Total assets	89,862,000	61,244,000	37,085,000

Total long-term liabilities	2,436,000	1,530,000	1,407,000

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

Part A.  Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The net loss for the year ended December 31, 2007 was $5,542,000 or $0.15 per share compared to a net loss of $3,300,000 or $0.10 per share for 2006.  For both years, reported losses were reduced due to the recognition of income tax recoveries ($620,000 in 2007 and $1,906,000 in 2006) relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings. The Company’s interest income from cash investments was up considerably at $823,000 compared with $363,000 in 2006 with higher cash balances resulting primarily from the exercise of share purchase warrants for proceeds of $27 million. Corporate and general expenses were higher in the 2007 period due to activity levels, bonus payments and stock option compensation expenses of $2,830,000 (2006 - $1,979,000), resulting mainly from the vesting of stock options granted in 2006 due to the increase in the Company’s share price.  At December 31, 2006, the Company wrote down the value of its investment in Atlas Precious Metals Inc. amounting to $749,000 as that company was not able to secure financing due to perceived political risks in the jurisdiction where its main asset was located.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The net loss for the year ended December 31, 2006 was $3,300,000 or $0.10 per share compared to a net loss of $1,157,000 or $0.04 per share for 2005.  For both years, reported losses were less due to the recognition of income tax recoveries ($1,906,000 in 2006 and $821,000 in 2005) relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings. The Company’s interest income from cash investments was up considerably at $363,000 compared with $135,000 in 2005 with higher cash balances to invest from financings and higher interest rates compared to 2005. Corporate and general expenses were higher in the 2006 period due to stock option compensation expenses of $1,979,000 (2005 - $361,000), resulting mainly from one third of the options granted early in 2006 vesting due to the significant increase in the Company’s share price, increased management compensation, higher investor relations expenses, mineral property search activities and stock exchange and other regulatory fees, and a loss on foreign exchange of $161,000 as funds were accumulated to acquire the Noche Buena property.  At December 31, 2006, the Company wrote down the value of its investment in Atlas Precious Metals Inc. amounting to $749,000 as that company had not been able to secure financing due to perceived political risks in the jurisdiction where its main asset is located.

Quarterly Information

Selected financial information for each of the last eight quarters ended December 31, 2007 is as follows (unaudited):

	4th Quarter Ended December 31, 2007		3rd Quarter Ended September 30, 2007		2nd Quarter Ended June 30, 2007		1st Quarter Ended March 31, 2007
Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Loss for period		$(1,336,000)		$(1,473,000)		$(1,947,000)		$(786,000)
Loss per share		$(0.04)		$(0.04)		$(0.05)		$(0.02)

	4th Quarter Ended December 31, 2006		3rd Quarter Ended September 30, 2006		2nd Quarter Ended June 30, 2006		1st Quarter Ended March 31, 2006
Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Income (loss) for period		$(1,598,000)		$(1,878,000)		$(1,134,000)		$1,310,000
Income (loss) per share		$(0.05)		$(0.06)		$(0.03)		$0.04

The loss in the second and third quarters of 2007 and the third quarter of 2006 were higher than other quarters due to the stock option compensation expense for the vesting of two-tiered stock options.  The loss in the fourth quarter of 2006 was higher due to the write-down of an investment amounting to $749,000.

The income for the first quarter in 2006 was due to the recognition of income tax recoveries relating to the renouncing of Canadian Exploration Expenses to the investors of the flow-through financings completed in 2005.

Mineral Interest Activities

During the year ended December 31, 2007, the Company incurred net expenditures of $9,406,000 on mineral interests compared to $28,867,000 in the year ended December 31, 2006. In 2007, expenditures were mainly for exploration drilling programs at the KSM, Noche Buena and the Golden Arrow in Nevada (part of the Pacific Intermountain property group) projects.  In addition in 2007, a new 13.1 million ounce inferred gold mineral resource estimate was completed for the Mitchell zone of the KSM project and engineering and metallurgical studies were undertaken at the KSM and Courageous Lake projects. At Courageous Lake, the 2006 and 2007 work and new mineral resource will be used to complete a revised Preliminary Economic Assessment (“PEA”) and engineering studies in 2008.

In the 2006 year, almost $15 million of the costs were for the deemed value of the shares and warrants issued to acquire the KSM project and an additional $4.9 million was paid in cash for the acquisition of the Noche Buena project in Mexico.  Exploration expenditures incurred in the 2006 period included $4,553,000 at the Courageous Lake project where drilling programs have helped expand the gold mineral resource, and $3,656,000 for drilling on the Kerr-Sulphurets project.

For 2008, at KSM, another drilling program is planned to expand the zone and upgrade mineral resources. It is planned to complete a Preliminary Economic Assessment on this project by year end.   In Nevada, 2008 exploration activities will include drilling on the Four-Mile Basin project.

Part B.  Liquidity and Capital Resources

The ability of the Company to successfully acquire additional advanced-stage gold projects or to advance the projects already acquired is conditional on its ability to secure financing when required. The Company proposes to meet any additional cash requirements through equity financings. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company or will not be dilutive to existing shareholders.

During 2008, the Company plans to continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies.  In addition, it will seek to sell off its other properties, initially, Noche Buena and Red Mountain.

Year Ended December 31, 2007

During 2008, the Company plans to continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies.  In addition, it will seek to sell off its other properties, initially, Noche Buena and Red Mountain.

The Company’s working capital position, at December 31, 2007, was $25,055,000 up from $6,420,000 at the end of 2006.  In 2007, the two million share purchase warrants issued as part of the KSM project acquisition in 2006 were exercised for proceeds of $27 million.  In addition, during 2007 $4,327,000, (2006 - $585,000) was received from the exercise of stock options.  In 2006, two private placement financings were completed which netted $12,008,000.  The increase in share capital in 2007 was used for expenditures on exploration and operating costs.

Cash and short-term deposits at December 31, 2007 totaled $24,942,000, up from $5,786,000 at December 31, 2006.  Operations activities used $3,446,000 in 2007 compared to $2,330,000 in the prior year due to increased compensation costs, investor activities and corporate costs. Cash expenditures on Mineral Interests were $8,351,000 compared to the $14,571,000 cash expenditures in 2006.

The Company’s cash position at December 31, 2007 is sufficient to undertake planned exploration and corporate activities for 2008 and 2009.

Contractual Obligations ($,000)		Payments due by period
	Total	2008	2009-11	2012-13	After 2013
Mineral interests	8,283	1,069	3,530	2,456	1,228
Reclamation liabilities	1,849	24	-	162	1,663
Business premises operating lease	438	101	303	34	-
	10,570	1,194	3,833	2,652	2,891

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

Reference is made to Seabridge’s audited annual consolidated financial statements for the year ended December 31, 2007, particularly Note #11, Reconciliation to United States Generally Accepted Accounting Principles, for the quantification of the differences.

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

Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares.  The shareholders’ equity is reduced and a liability is recognized for this difference which amounted to $393,250 for the flow-through shares issued in 2006.  The liability is reversed when the tax benefits are renounced and a deferred tax liability recognized at that time.  Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Note 11 to the 2007 audited financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.01 as of December 31, 2007.

Outlook

During 2008, the Company plans to continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies.  In addition, it will seek to sell off its other properties, initially, Noche Buena and Red Mountain while at the same time ensuring that funding is available for its project holding costs and other corporate requirements.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2007, the Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and has concluded that such controls and procedures are effective.

Internal Controls Over Financial Reporting

The Company’s CEO and the CFO are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with Multilateral Instrument 52-109 of the Canadian Securities Administrators.  These controls have been established as at December 31, 2007.  There have been no changes in these controls during fiscal year 2007 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Shares Issued and Outstanding

At March 19, 2008, the issued and outstanding common shares of the Company totaled 37,298,185.  In addition, there were 1,192,300 stock options granted and outstanding (of which 140,000 were unexercisable).  On a fully diluted basis there would be 38,490,485 common shares issued and outstanding.

In addition to the 1,192,300 options outstanding, there were 150,000 options granted which are subject to an increase in the share option plan and the approval of shareholders at the next meeting of shareholders.

Related Party Transactions

During the year ended December 31, 2007, a private company controlled by a director of the Company was paid $33,300 (2006 - $33,900) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $360,000 (2006 - $144,000) for corporate consulting services rendered; a third director was paid $17,300 (2006 - $18,000) for geological consulting and outstanding accounts payable to directors at year end were $94,000.  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Recently Issued Accounting Pronouncements

On January 1, 2007, the Company adopted the following Canadian Institute of Chartered Accountants (CICA) accounting standards which were effective for fiscal years beginning on or after October 1, 2006:  Section 1530 Comprehensive Income; Section 3855 Financial Instruments – Recognition and Measurement; Section 3861 “Financial Instruments – Presentation and Disclosure”; and, Section 3865 – Hedges”.  These sections require certain financial instruments and hedge positions to be recorded at fair value.  The standards also introduce the concept of comprehensive income and accumulated comprehensive income.  Adoption of these standards is generally on a retrospective basis without restatement.

Under the new standards, financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair value while financial instruments such as “loans and receivables”, “financial liabilities” and those classified as “held-to-maturity” will be carried at their amortized cost.  All derivatives will be carried on the consolidated balance sheets at their fair value, including derivatives designated as hedges.  Unrealized gains and losses on effective cash flow hedges will be carried in “Accumulated Comprehensive Income”, a component of “Shareholders’ Equity” on the consolidated balance sheets, while any gains or losses on ineffective hedges will be recognized in earnings.

New Pronouncements Not Yet Adopted

The Canadian Institute of Chartered Accountants (“CICA”) issued the following accounting standards effective for the Company’s fiscal year beginning on January 1, 2008:

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject.  The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

Financial Instruments – Disclosures and Financial Instruments - Presentation

In December 2006, the CICA issued Handbook Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861 Financial Instruments - Disclosures and Presentation including required disclosure of the assessment of the significance of financial instruments for an entity’s financial position and performance; and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation related requirements of Section 3861.  The Company is currently evaluating the impact of the adoption of Section 3862, while it does not expect the adoption of 3863 to have a significant effect on the consolidated financial statements.

Inventories

In March 2007, the CICA issued Handbook Section 3031 Inventories, which replaces Section 3030 Inventories.   Under the new section, inventories are required to be measured at the “lower of cost and net realizable value, which is different from the existing guidance of the “lower of cost and market value”.  The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized, if applicable.  Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.  The Company evaluated the impact of the adoption of this new section on the consolidated financial statements and concluded the impact will not be material.

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

Table No. 4
Contractual Obligations ($000’s)

		Payments due by period
	Total	2008	2009-11	2012-13	After 2013
Mineral interests	8,283	1,069	3,530	2,456	1,228
Reclamation liabilities	1,849	24	-	162	1,663
Business premises operating lease	438	101	303	34	-
	10,570	1,194	3,833	2,652	2,891

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company’s interest in the mineral projects.

PART G:  SAFE HARBOR

See “Forward Looking Statements” in Item 3D.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

Table No. 5 lists as of March 20, 2008 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are citizens of Canada, except, William Calhoun, Eliseo Gonzalez-Urien and Louis Fox, all of whom are citizens of the United States. Frederick Banfield and Rudi Fronk are citizens of both Canada and the United States.

Table No. 5
Directors

Name	Age	Date First Elected/Appointed
James Anthony	60	October 1999
Rudi Fronk	49	October 1999
Frederick Banfield (1,3)	65	October 1999
William Calhoun (1,2,3)	75	February 2000
Thomas Dawson (1,3)	71	January 2006
Louis Fox (2,3)	65	January 2000
Eliseo Gonzalez-Urien (2,3)	67	January 2006

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee
(3)	Member of Corporate Governance and Nominating Committee

Table No. 6 lists, as of March 20, 2008 the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  Mr. Threlkeld is a citizen of the United States.  Messrs. Anthony and Chisholm are citizens of Canada. Mr. Fronk is a citizen of both Canada and the United States.

Table No. 6
Executive Officers

Name	Position	Age	Date of Appointment
James Anthony	Chairman	60	October 1999
Rudi Fronk	President and CEO	49	October 1999
William Threlkeld	Senior Vice President	53	November 2001
Roderick Chisholm	Secretary and CFO	58	August 2004

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

Thomas Dawson has been a Chartered Accountant since 1961. He is a retired senior audit and accounting partner with 40 years of experience at Deloitte & Touche LLP, Chartered Accountants. He received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. Mr. Dawson is also a director of WFI Industries Ltd., Energy Split Corp., Energy Split II Corp., R Split II Corp. and Anvil Mining Limited.  Mr. Dawson spends less than 10% of his time on Seabridge business.

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

Other than as set forth below, no Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or

Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.  Mr. Chisholm served as Secretary-Treasurer of Canuc Resources Corp. (CDN-OTC: CANC) in 2000 when a cease trade order was issued halting all trading of the common shares of Canuc due to failure to file financial statements.  The cease trade order was rescinded in April 2007.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. There are no family relationships between any Directors or Executive Officers.

B.  COMPENSATION

Commencing in July 2003, the Company commenced to compensate directors in cash in addition to stock option grants previously granted for their services in their capacity as directors and for committee participation. In 2007, unrelated directors received US$20,000 per annum, the Chairman of the Audit Committee received an additional US$7,500 per annum and the chairman of the Compensation Committee received US$2,500 per annum, all paid quarterly in arrears.

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

Table No. 7
Summary Compensation Table
All Figures in Canadian Dollars unless otherwise noted

Name	Year	Salary	Options Granted (1)	Other Compensation (5)
Rudi Fronk, President, CEO and Director	2007 2006 2005	$300,000 $300,000 $250,000	Nil 250,000 Nil	$450,000 Nil $7,750
James Anthony, Chairman	2007 2006 2005	Nil Nil Nil	Nil 125,000 Nil	$360,000 $144,000 $120,000
Frederick Banfield, Director	2007 2006 2005	Nil Nil Nil	Nil 100,000 Nil	US$20,000 US$20,000 US$20,000
William Calhoun, Director	2007 2006 2005	Nil Nil Nil	Nil 100,000 Nil	US$21,500 US$21,250 US$20,000
Thomas Dawson (2)	2007 2006	Nil Nil	Nil 50,000	US$27,500 US$27,500
Henry Fenig (3), Director	2007 2006 2005	Nil Nil Nil	Nil 100,000 Nil	US$11,250 US$21,250 US$20,000
Louis Fox, Director	2007 2006 2005	Nil Nil Nil	Nil 100,000 Nil	US$20,000 US$20,000 US$20,000
Eliseo Gonzalez-Urien (2)	2007 2006	Nil Nil	Nil 50,000	US$37,250 US$36,000
Roderick Chisholm Secretary and CFO	2007 2006 2005	Nil Nil Nil	60,000 (4) Nil Nil	$201,501 $240,000 $145,000
William Threlkeld, Senior VP	2007 2006 2005	US$150,000 US$120,000 US$120,000	60,000 (4) Nil 50,000	US$75,000 US$120,000 US$25,000

(1) The stock options were granted under the stock option plans which are described under “Item 10: Stock Options”.  The options stated above were granted at the market price for a period of five years with exercise prices as follows:  2007 - $29.60, 2006 - $10.56 and 2005 - $4.00.
(2) Messrs. Dawson and Gonzalez-Urien were appointed directors in January 2006.
(3) Mr. Fenig stepped down as a director at the June 2007 shareholders meeting.
(4) Messrs. Chisholm’s and Threlkeld’s 2007 stock option grants are subject to shareholder approval which will be sought at the 2008 shareholders’ meeting.
(5) The Other Compensation amounts include consulting fees, bonuses and directors fees.

No funds were set aside or accrued by the Company during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

The directors have examined the relevant definitions in the TSE Report and have individually considered their respective interests in and relationship with the Company.  As a consequence, the Board has concluded that five of the Board's present seven members are "unrelated" within the meaning of the TSE Report: Frederick A. Banfield; William Calhoun; Thomas C. Dawson; Eliseo Gonzalez-Urien; and Louis J. Fox. The Corporate Governance Committee is responsible for reviewing and recommending a suitable approach for the Company to assess director performance.

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

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is presently composed of all five “un-related” and outside directors.  This Committee has prepared and obtained approval by the Board of written policies on Fair Disclosure, Insider Trading and Conflict of Interest.  Reporting to the full Board of Directors, this Committee is mandated to:

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

The compensation of the Company's executive officers is determined by the Board of Directors upon recommendations made by the Committee.  The Committee met twice during the last financial year.  The Company's executive compensation program consists of an annual base salary and a longer-term component consisting of stock options, however, the Committee may also recommend a bonus for management or its directors in the future.

D.  Employees

The Company currently has 6 employees and 4 executive officers.

E.  Share Ownership

The Company’s shares are publicly held.  The Company is not controlled by another corporation as described below.

Table No. 8 lists, as of March 20, 2008, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company’s voting securities owned by the Directors and Executive Officers as a group.

Table No. 8
Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	James Anthony (1)	1,353,125	3.62%
Common	Rudi Fronk (2)	1,300,000	3.46%
Common	Frederick Banfield (3)	245,000	0.66%
Common	William Calhoun (4)	196,667	0.53%
Common	Thomas Dawson (5)	71,000	0.19%
Common	Louis Fox (6)	325,000	0.87%
Common	Eliseo Gonzalez-Urien	47,000	0.13%
Common	William Threlkeld (7)	375,000	1.00%
Common	Roderick Chisholm (8)	242,600	0.65%

Total Directors/Officers (9)		4,155,392	10.84%

(1)	Of these shares 125,000 represent currently exercisable share purchase options; and 543,334 shares are held indirectly.
(2)	Of these shares 250,000 represent currently exercisable share purchase options
(3)	Of these shares 100,000 represent currently exercisable share purchase options
(4)	Of these shares 100,000 represent currently exercisable share purchase options
(5)	Of these shares 50,000 represent currently exercisable share purchase options
(6)	Of these shares 100,000 represent currently exercisable share purchase options
(7)
Of these shares 50,000 represent exercisable share purchase options and 60,000 represent share purchase options subject to shareholder approval, 40,000 of which are subject to certain vesting requirements

(8)
Of these shares 130,000 represent exercisable share purchase options and 60,000 represent share purchase options subject to shareholder approval, 40,000 of which are subject to certain vesting requirements

(9)	See notes (1) through (8)

Percent of Class number is based on 37,298,885 shares outstanding as of March 20, 2008 and Stock options held by each beneficial holder.

Based upon information provided by the Company’s transfer agent, as of March 20, 2008, approximately 10.6 % of the Company’s common shares were held of record by US residents.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

As of March 20, 2008, Pan Atlantic Bank and Trust Ltd. owned 6,489,852 shares of the Company representing 17.4% of the outstanding shares of the Company and FCMI Financial Corporation, Pan Atlantic’s sole shareholder owned 180,000 shares representing 0.4% of the outstanding shares of the Company.  In addition, as of March 20, 2008, principals of, and funds managed by the Friedberg Mercantile Group Ltd. owned 270,632 shares of the Company representing 1% of the Company. Pan Atlantic Bank and Trust Ltd. is ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. Albert D. Friedberg is the President and a director of Friedberg Mercantile Group Ltd. The Company is not aware of any other person/company who beneficially owns 5% or more of the Company’s voting securities.

No shareholders of the Company have different voting rights from any other shareholder.

There are no arrangements known to the Company, the operation of which as of a subsequent date, could result in a change of control of the Company.

B.  Interest of Management in Certain Transaction

During the fiscal year ended December 31, 2007, Mintec, Inc., a private company controlled by Fred Banfield, a Director of Seabridge, was paid $33,300 (2006 - $33,900, 2005 - $39,000) for technical services provided by his company related to the mineral properties. These technical services were for consulting and computer software for geologic modeling, reserve estimation, mine planning and database management. The Company negotiated the agreement at arms length, after the Company reviewed all available software in the marketplace and determined that the agreement negotiated with Mintec was the most cost effective available.

Pan Atlantic Bank and Trust Ltd. has been an investor in two convertible debt offerings and two private placements of common shares by Seabridge. Pan Atlantic Bank and Trust Ltd.’s sole shareholder is FCMI Financial Corporation.

None of the Company’s interests in its mineral properties were acquired from affiliates.

C.  Interests of Experts and Counsel

Not applicable

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of KPMG LLP, Chartered Accountants, Licensed Public Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no undisclosed significant changes of financial condition since the most recent financial statements dated December 31, 2007.

Item 9.  The Offer and Listing

A.  Offer and Listing Details

The Company's common shares began trading on the Vancouver Stock Exchange (now the TSX Venture Exchange) in Vancouver, British Columbia, Canada in September 1979.  The current stock symbol is “SEA”, and the CUSIP number is #811916105.

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

Table No. 9
Common Share Trading Activity

	TSX Venture Exchange (“SEA”)				American Stock Exchange (“SA”)
	(Canadian Dollars)				(United States Dollars)
	Volume	High	Low	Close	Volume	High	Low	Close
Annual Information
2007	9,372,726	$39.00	$12.98	$29.29	95,565,460	$39.50	$11.02	$29.44
2006	8,767,525	$17.25	$9.15	$16.55	48,816,200	$15.30	$8.13	$14.12
2005	6,202,194	$12.00	$2.40	$11.01	26,737,194	$10.49	$1.91	$9.40
2004	5,228,619	$6.00	$2.90	$4.30	4,596,350	$4.20	$2.12	$3.63
2003	10,919,486	$5.50	$1.86	$5.30	N/A	N/A	N/A	N/A

Quarterly Information
3 Months Ended 31-Dec-07	1,775,750	$39.00	$23.09	$29.29	24,899,116	$39.50	$23.85	$29.44
3 Months Ended 30-Sep-07	2,008,758	$35.23	$22.01	$30.06	40,196,000	$33.49	$20.60	$30.18
3 Months Ended 30-Jun-07	4,049,104	$22.10	$15.50	$21.67	18,621,148	$20.94	$14.31	$20.51
3 Months Ended 31-Mar-07	1,539,114	$20.05	$12.98	$16.75	11,849,196	$17.31	$11.02	$14.60

3 Months Ended 31-Dec-06	1,391,284	$17.25	$11.85	$16.55	11,068,200	$15.00	$10.50	$14.12
3 Months Ended 30-Sep-06	2,314,143	$16.91	$11.50	$13.95	14,299,800	$15.30	$10.21	$12.53
3 Months Ended 30-Jun-06	2,932,525	$13.10	$9.15	$13.05	12,451,100	$11.95	$8.13	$11.60
3 Months Ended 31-Mar-06	2,129,673	$11.75	$7.94	$10.28	10,997,100	$10.13	$6.69	$8.90

Monthly Information
February 2008	291,400	$29.48	$21.52	$26.64	5,176,508	$29.27	$12.24	$27.18
January 2008	655,900	$33.09	$18.60	$25.03	16,456,979	$33.55	$17.75	$24.95
December 2007	233,883	$30.45	$25.00	$29.29	6,545,821	$30.49	$24.89	$29.44
November 2007	729,143	$35.16	$23.09	$25.37	8,709,295	$37.65	$23.85	$25.33
October 2007	812,724	$37.98	$28.31	$33.84	9,644,000	$39.50	$28.57	$36.10
September 2007	589,807	$32.89	$24.54	$30.06	11,059,500	$31.84	$23.00	$30.18
August 2007	722,267	$35.23	$22.01	$24.70	14,571,900	$33.49	$20.60	$23.42
July 2007	696,684	$32.24	$22.75	$31.15	14,564,600	$30.25	$21.00	$29.21

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

B.  Plan and Distribution

Not Applicable

C.  Markets

The Company’s common shares currently trade on the TSX Venture Exchange under the symbol “SEA” and on the American Stock Exchange under the symbol “SA”.

D.  Selling Shareholders

Not Applicable

E.  Dilution

Not Applicable

F.  Expenses of the Issue

Not Applicable

Item 10.  Additional Information

A.  Share Capital

Stock Option Plan

During 2003, the Company adopted a formalized stock option plan, approved by its shareholders, for the granting of incentive stock options. To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants stock options to Directors, Executive Officers and employees.  The plan provides for options to be granted at market prices for periods up to five years. For directors and senior management, option grants are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders.  Grants to other employees and consultants do not have the two-tiered provision.

The two-tier option grants require a certain share price above the grant date price for 10 successive days for the first third to vest, a higher share price for the second third to vest and a further higher share price for the final third to vest. Once the share price has met the first test, the Company’s share price performance must have exceeded the S&P/TSX Global Gold Index by more than 20% over the preceding six months or these options would be cancelled.

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations there under (collectively, the "Tax Act" or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Revenue Agency.  It has been assumed that there will be no other relevant amendments of any governing law, although no assurance can be given in this respect. This summary does not take into account provincial income tax consequences.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Management urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

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

The Company has the following total anticipated required property, royalty and tax payments due in US dollars for the next 3 fiscal years by individual property:

	Payments Due (US$)
Property	2008	2009	2010

Grassy Mountain	$73,600	$73,600	$73,600
Quartz Mountain (1)	$10,000	$10,000	$10,000
Castle/Black Rock	$41,700	$41,700	$41,700
Hog Ranch	$57,700	$57,700	$57,700
Other Nevada Properties	$441,300	$442,300	$442,300

(1)  The Quartz Mountain Property is currently under option to Golden Predator Mines Inc. (formerly named Quincy Energy Corp.) who is required to pay all required holding costs during the option period.

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

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None

Item 14.  Material Modifications of Rights of Security Holders and Use of Proceeds

None

Item 15. Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).  Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007 and no material weaknesses were discovered.

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company is an accelerated filer, the Company is required to provide an auditor’s attestation report on internal control over financial reporting.  The Company’s auditor has attested to management’s evaluation of internal controls over financial reporting for the year ended December 31, 2007.  The auditor’s attestation is included within this annual report on Form 20-F.

Item 16A.  Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Thomas Dawson, Chairman of the Audit Committee and an independent director (as independent is defined by the American Stock Exchange) of the Company, is an "audit committee financial expert."

Item 16B.  Code of Business Ethics

The Code of Business Ethics, formally adopted by the Company in March 2005, was included with the Company’s Form 20-F dated March 15, 2005. The Code was updated in November 2007 and the revised document is attached to this Form 20-F. The Code is available on the Company’s website at www.seabridgegold.net and from the Company’s office.

During the most recently completed fiscal year, the Company has not granted any waiver including an explicit waiver, from a provision of the Code of Business Ethics to any executive officer or director.

Item 16C. Principal Accountant Fees and Services

The aggregate fees billed for each of the last two fiscal years for professional services rendered by KPMG, the Company's Auditors, are as follows:

	2007	2006
Audit fees	$136,000	$70,000
Audit related fees	30,000	30,000
Tax Fees	3,500	0
All Other Fees	0	0
	$169,500	$100,000

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 11 to the 2007 audited consolidated financial statements.

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

Audited Financial Statements

Report of Independent Registered Public Accounting Firm to the Board of Directors dated March 19, 2008.

Consolidated Balance Sheets at December 31, 2007 and 2006

Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2007, 2006 and 2005.

Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2007, 2006 and 2005.

Consolidated Statements of Other Accumulated Income for the Years Ended December 31, 2007, 2006 and 2005.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006, and 2005.

Notes to Consolidated Financial Statements at December 31, 2007 and 2006 and for the Years Ended December 31, 2007, 2006 and 2005.

Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm to the Board of Directors dated March 19, 2008

B.           Other Exhibits

1.
Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws (filed as Exhibit 1 to the Company’s Registration Statement on Form 20-F, dated February 18, 2004, (File No. 000-50657) (the “Initial Form 20-F”) and incorporated herein by reference thereto).

2.	Instruments defining the rights of holders of the securities being registered (see Exhibit Number 1).

3.	Voting Trust Agreements – N/A

4.	Material Contracts

1.
Agreement for the purchase and sale of the Red Mountain Project and Willoughby Joint Venture between Seabridge and North American Metals Corp. (incorporated by reference to Exhibit 4-1 in Initial Form 20-F).

2.	Agreement between the Company and Platoro West Incorporated covering the Castle/Black Rock project (incorporated by reference to Exhibit 4-2 in Initial Form 20-F).
3.	Agreement between the Company and Platoro West Incorporated covering the Hog Ranch project (incorporated by reference to Exhibit 4-3 in Initial Form 20-F).
4.	Agreement between the Company and Placer Dome covering the Kerr/Sulphurets project (incorporated by reference to Exhibit 4-4 in Initial Form 20-F).
5.	Agreement between the Company and Atlas covering the Grassy Mountain project (incorporated by reference to Exhibit 4-5 in Initial Form 20-F).
6.	Agreement between the Company and Quartz Mountain Resources covering the Quartz Mountain project (incorporated by reference in Exhibit 4-9 in Initial Form 20-F).
7.	Agreement between the Company and Noranda Inc. covering the Kerr/Sulphurets project (incorporated by reference to Exhibit 4-7 in Initial Form 20-F).
8.	Agreement between the Company, Newmont Canada and Total Resources covering the Courageous Lake project (incorporated by reference to Exhibit 4-8 in Initial Form 20-F).
9.	Agreement between the Company and Minera Hecla S.A. de C.V. covering the Noche Buena project (incorporated by reference to Exhibit 9 to the Company’s Form 20-F for the year ended December 31, 2006).

5.             List of Foreign Patents – N/A
6.             Calculation of earnings per share – N/A
7.             Explanation of calculation of ratios – N/A
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

9.             Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.           Rule 104 Notice – N/A

11.           Code of Business Ethics – Revised on November 7, 2007

12.           Certifications

12.1(*)	Rule13a-14(a)/Rule15d-14(a) Certification of Chief Executive Officer

12.2(*)	Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Financial Officer

13.           Rule 13a-14(b) Certifications

13.1(*)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(*)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.  Opinion – N/A

(*)           Filed herewith

KPMG LLP Chartered Accountants Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court Toronto ON M5L 1B2 Canada	Telephone Fax Internet	(416) 777-8500 (416) 777-8818 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seabridge Gold Inc.

We have audited Seabridge Gold Inc. ("the Company")'s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting with this Form 20-F. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and December 31, 2006, and the related consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 19, 2008, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 19, 2008

Consolidated Balance Sheets December 31, 2007 and 2006 (in Canadian dollars)

	2007 2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 3)	$13,480,147	$5,578,691
Cash held for exploration expenditures (Note 6)	-	206,815
Short-term deposits (Note 3)	11, 557,493	-
Amounts receivable and prepaid expenses	420,069	904,437
Marketable securities	240,695	165,001
	25,698,404	6,854,944

MINERAL INTERESTS (Note 4)	62,667,850	53,262,180

RECLAMATION DEPOSITS (Note 5)	1,305,171	1,069,900

PROPERTY AND EQUIPMENT	190,308	56,772
	$89,861,733	$61,243,796

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accruals	$678,827	$435,148

PROVISIONS FOR RECLAMATION LIABILITIES (Note 5)	1,849,475	1,529,948
FUTURE INCOME TAX LIABILITIES (Notes 6 and 9)	586,562	-

	3,114,864	1,965,096

SHAREHOLDERS’ EQUITY (Note 6)
SHARE CAPITAL	109,736,473	66,774,637
STOCK OPTIONS	4,282,974	2,857,676
SHARE PURCHASE WARRANTS	-	11,436,000
CONTRIBUTED SURPLUS	19,500	19,500

DEFICIT	(27,350,897)	(21,809,113)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 2(n))	58,819	-
	86,746,869	59,278,700
	$89,861,733	$61,243,796
COMMITMENTS (Note 10)
See accompanying notes to consolidated financial statements

ON BEHALF OF THE BOARD OF DIRECTORS
/s/ Rudi P. Fronk	/s/ James S. Anthony
Rudi P. Fronk Director	James S. Anthony Director

Consolidated Statements of Operations and Deficit For the Years Ended December 31, 2007, 2006 and 2005 (in Canadian dollars)

	2007	2006	2005

EXPENDITURES
Corporate and general expenses	$6,688,504	$4,747,724	$2,100,791
Interest income	(822,563)	(362,957)	(134,677)
Gain on sale of marketable securities	-	(88,800)	-
Write-down of investment (Note 4(c))	-	749,450	-
Foreign exchange losses	295,843	161,267	11,967

LOSS BEFORE INCOME TAXES	6,161,784	5,206,684	1,978,081
Income tax recoveries (Notes 6(a)(ii) and 9)	(620,000)	(1,906,684)	(820,800)

NET LOSS FOR YEAR	5,541,784	3,300,000	1,157,281
DEFICIT, BEGINNING OF YEAR	21,809,113	18,509,113	17,351,832

DEFICIT, END OF YEAR	$27,350,897	$21,809,113	$18,509,113

LOSS PER SHARE – basic and diluted	$0. 15	$0. 10	$0.04
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	35,991,034	33,458,517	30,682,026

Consolidated Statements of Comprehensive Loss For the Years Ended December 31, 2007, 2006 and 2005 (in Canadian dollars)

	2007	2006	2005

NET LOSS FOR YEAR	$(5,541,784)	$(3,300,000)	$(1,157,281)
OTHER COMPREHENSIVE INCOME (Note 2(m))	58,819	-	-
COMPREHENSIVE LOSS	$(5,482,965)	$(3,300,000)	$(1,157,281)

Consolidated Statements of Accumulated Other Comprehensive Income For the Years Ended December 31, 2007, 2006 and 2005 (in Canadian dollars)

	2007	2006	2005

BALANCE, BEGINNING OF YEAR	$-	$-	$-
OTHER COMPREHENSIVE INCOME (Note 2(m))	58,819	-	-
BALANCE, END OF YEAR	$58,819	$-	$-

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows For the Years Ended December, 2007, 2006 and 2005 (in Canadian dollars)

	2007	2006	2005

CASH PROVIDED FROM (USED FOR) OPERATIONS
Net loss for year	$(5,541,784)	$(3,330,000)	$(1,157,281)
Items not involving cash
Stock option compensation	2,830,270	1,978,807	361,350
Write-down of investment (Note 4(c))	-	749,450	-
Foreign exchange	-	(53,768)	-
Accretion (Note 5)	145,665	123,214	113,285
Amortization	24,761	2,611	7,215
Income tax recoveries	(620,000)	(1,906,684)	(820,800)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(327,520)	32,269	83,707
Accounts payable and accruals	138,540	43,793	192,037
	(3,350,068)	(2,330,308)	(1,220,487)

INVESTING ACTIVITIES
Mineral interests	(8,350,885)	(14,571,174)	(3,815,625)
Short-term deposits	(11, 557,493)	5,871,753	(3,241,551)
Reclamation deposits	(200,000)	(20,900)	-
Property and Equipment	(174,339)	(30,921)	(27,334)

	(20, 282,717)	(8,751,242)	(7,084,510)

FINANCING ACTIVITIES
Issue of share capital and warrants	31,327,426	12,545,702	11,299,051

NET CASH PROVIDED	7,694,641	1,464,152	2,994,054

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,785,506	4,321,354	1,327,300

CASH AND CASH EQUIVALENTS, END OF YEAR	$13,480,147	$5,785,506	$4,321,354

CASH AND CASH EQUIVALENTS, END OF YEAR:
Cash and cash equivalents	$13,480,147	$5,578,691	$293,107
Cash held for exploration expenditures	-	206,815	4,028,247
	$13,480,147	$5,785,506	$4,321,354
CHANGES IN ACCOUNTS RECEIVABLE AND LIABILITIES IN MINERAL INTERESTS	$1,054,875	$(300,248)	$(418,858)

See accompanying notes to consolidated financial statements

Notes to the Financial Statements
At December 31, 2007 and 2006 and
For the Years Ended December 31, 2007, 2006 and 2005
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

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which, except as noted in Note 11, are consistent in all material respects with GAAP in the United States of America.

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

The Emerging Issues Committee of the CICA issued EIC-126 – “Accounting by Mining Enterprises for Exploration Costs” which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG-11) affects mining companies with respect to the deferral of exploration costs.  EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph 21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the Committee’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.  Any resulting write-downs are charged to the statement of operations.

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

c)     Asset Retirement Obligations
The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they occur and/or in which a reasonable estimate of such costs can be made using the total undiscounted cash flows required to settle estimated obligations, estimated expected timing of cash flow payments required to settle the obligations and estimated credit-adjusted risk-free discount rates and inflation rates (see Note 5).

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

f)     Cash and Short-term Deposits
Cash and short-term investments consist of balances with banks and investments in money market instruments. These investments are carried at fair value. Cash and cash equivalents consist of investments with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities greater than 90 days at the date of purchase.

g)    Marketable Securities
Short-term investments in marketable securities accounted for as available for sale securities are recorded at market value (prior years – at cost). The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. The securities are recorded at market value at December 31, 2007 and at cost at December 31, 2006 (market value was $219,000). See Note 2(n).

h)     Flow-through Shares
The Company financed a portion of its exploration and development activities through the issue of flow-through shares.  Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers.  When the renunciation is made, the tax value of the renunciation is recorded as a liability and charged against share capital. Where the Company has a valuation allowance, which reduces future income tax assets, the valuation allowance is reduced and an income tax recovery is recorded in the statement of operations.

i)      Translation of Foreign Currencies
The functional currency of the Company and its subsidiaries is considered to be the Canadian dollar. Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end rates of exchange, non-monetary assets and liabilities are translated at historic rates of exchange and statement of operations items are translated at average exchange rates prevailing during the year.  Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in the statement of operations.

j)      Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in tax rates enacted is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

k)     Loss Per Share
Loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. As the Company incurred net losses for the year ended December 31, 2007, 2006 and 2005, all outstanding options and warrants have been excluded from the calculation of diluted loss per share.

l)      Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of exploration properties, accrued liabilities and contingencies, valuation of stock options and calculations of future income tax assets.  Actual results could be materially different from those estimates.

m)    Changes in Accounting Policies
On January 1, 2007, the Company adopted the following Canadian Institute of Chartered Accountants accounting standards which were effective for fiscal years beginning on or after October 1, 2006: Section 1530 Comprehensive Income; Section 3855 Financial Instruments – Recognition and Measurement; Section 3861 Financial Instruments – Presentation and Disclosure; and, Section 3865 – Hedges.  These sections require certain financial instruments and hedge positions to be recorded at fair value.  The standards also introduce the concept of comprehensive income and accumulated other comprehensive income.  Adoption of these standards is generally on a retrospective basis without restatement.

Under the new standards, financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair value while financial instruments such as “loans and receivables”, “financial liabilities” and those classified as “held-to-maturity” will be carried at their amortized cost.  All derivatives will be carried on the consolidated balance sheets at their fair value, including derivatives designated as hedges.  Unrealized gains and losses on effective cash flow hedges will be carried in “Accumulated Other Comprehensive Income”, a component of “Shareholders’ Equity” on the consolidated balance sheets, while any gains or losses on ineffective hedges will be recognized in earnings. The amount related to unrealized gains or losses on marketable securities as a result of this change was $58,819 for 2007 of which $53,561 relates to opening accumulated other comprehensive income.

n)    New Pronouncements Not Yet Adopted
The Canadian Institute of Chartered Accountants (“CICA”) issued the following accounting standards effective for the Company’s fiscal year beginning on January 1, 2008:

Capital Disclosures
In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject.  The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

Financial Instruments – Disclosures and Financial Instruments - Presentation
In December 2006, the CICA issued Handbook Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861 Financial Instruments - Disclosures and Presentation including required disclosure of the assessment of the significance of financial instruments for an entity’s financial position and performance; and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation related requirements of Section 3861.  The Company is currently evaluating the impact of the adoption of Section 3862, while it does not expect the adoption of 3863 to have a significant effect on the consolidated financial statements.

Inventories
In March 2007, the CICA issued Handbook Section 3031 Inventories, which replaces Section 3030 Inventories.   Under the new section, inventories are required to be measured at the “lower of cost and net realizable value, which is different from the existing guidance of the “lower of cost and market value”.  The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized, if applicable.  Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.  The Company evaluated the impact of the adoption of this new section on the consolidated financial statements and concluded the impact will not be material.

3.      CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
	2007	2006
Cash	$1,416,376	$961,765
Canadian bank guaranteed notes	23,621,264	4,616,926
	25,037,640	5,578,691
Short-term deposits	(11,557,493)	-
Cash and cash equivalents	$13,480,147	$5,578,691

Short-term deposits consist of Canadian bank guaranteed notes with a term of 91 days to one year.

4.      MINERAL INTERESTS
            Expenditures made on account of mineral interests by the Company were as follows:

		2007
Property and Expense	Balance, December 31, 2006	Expenditures	Recoveries	Balance, December 31, 2007
Courageous Lake
Acquisition costs	$8,302,305	$100,000	$-	$8,402,305
Deferred exploration	12,072,797	615,512	-	12,688,309
	20,375,102	715,512	-	21,090,614
Castle Black Rock
Acquisition costs	140,426	-	-	140,426
Deferred exploration	289,198	42,937	-	332,135
	429,624	42,937	-	472,561
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	986,741	113,538	-	1,100,279
	3,248,040	113,538	-	3,361,578
Hog Ranch
Acquisition costs	443,838	-	-	443,838
Deferred exploration	700,888	61,610	-	762,498
	1,144,726	61,610	-	1,206,336
KSM (Kerr-Sulphurets-Mitchell)
Acquisition costs	15,061,208	245,338	-	15,306,546
Deferred exploration	3,717,826	6,291,034	-	10,008,860
	18,779,034	6,536,372	-	25,315,406
Quartz Mountain
Acquisition costs	357,139	-	-	357,139
Deferred exploration	85,348	8,910	-	94,258
	442,487	8,910	-	451,397
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	859,180	169,350	-	1,028,530
	941,270	169,350	-	1,110,620
Pacific Intermountain Gold Corp.
Acquisition costs	-	-	-	-
Deferred exploration	2,488,602	556,261	(44,831)	3,000,032
	2,488,602	556,261	(44,831)	3,000,032
Other Nevada Projects
Acquisition costs.	20,000	-	-	20,000
Deferred exploration	254,602	68,323	-	322,925
	274,602	68,323	-	342,925
Noche Buena, Mexico
Acquisition costs.	4,888,270	-	-	4,888,270
Deferred exploration	250,423	1,177,688	-	1,428,111
	5,138,693	1,177,688	-	6,316,381
Total
Acquisition costs	31,556,575	345,338	-	31,901,913
Deferred exploration	21,705,605	9,105,163	(44,831)	30,765,937
Total Mineral Interests	$53,262,180	$9,450,501	$(44,831)	$62,667,850

		2006
Property and Expense	Balance, December 31, 2005	Expenditures	Recoveries	Balance, December 31, 2006
Courageous Lake
Acquisition costs	$8,252,305	$50,000	$-	$8,302,305
Deferred exploration	7,519,488	4,553,309	-	12,072,797
	15,771,793	4,603,309	-	20,375,102
Castle Black Rock
Acquisition costs	140,426	-	-	140,426
Deferred exploration	243,642	45,556	-	289,198
	384,068	45,556	-	429,624
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	844,548	142,193	-	986,741
	3,105,847	142,193	-	3,248,040
Hog Ranch
Acquisition costs	443,838	-	-	443,838
Deferred exploration	629,850	71,038	-	700,888
	1,073,688	71,038	-	1,144,726
KSM
Acquisition costs	465,542	14,595,666	-	15,061,208
Deferred exploration	61,382	3,656,444	-	3,717,826
	526,924	18,252,110	-	18,779,034
Quartz Mountain
Acquisition costs	357,139	-	-	357,139
Deferred exploration	85,348	-	-	85,348
	442,487	-	-	442,487
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	690,720	168,460	-	859,180
	772,810	168,460	-	941,270
Pacific Intermountain Gold Corp.
Acquisition costs	14,860	-	(14,860)	-
Deferred exploration	2,060,644	472,568	(44,610)	2,488,602
	2,075,504	472,568	(59,470)	2,488,602
Other Nevada Projects
Acquisition costs.	20,000	-	-	20,000
Deferred exploration	193,416	61,186	-	254,602
	213,416	61,186	-	274,602
Noche Buena, Mexico
Acquisition costs.	28,901	4,859,369	-	4,888,270
Deferred exploration	-	250,423	-	250,423
	28,901	5,109,792	-	5,138,693
Total
Acquisition costs	12,066,400	19,505,035	(14,860)	31,556,575
Deferred exploration	12,329,038	9,421,177	(44,610)	21,705,605
Total Mineral Interests	$24,395,438	$28,926,212	$(59,470)	$53,262,180

		2005
Property and Expense	Balance, December 31, 2004	Expenditures	Recoveries	Balance, December 31, 2005
Courageous Lake
Acquisition costs	$8,202,305	$50,000	$-	$8,252,305
Deferred exploration	5,388,752	2,130,736	-	7,519,488
	13.591,057	2,180,736	-	15,771,793
Castle Black Rock
Acquisition costs	140,426	-	-	140,426
Deferred exploration	194,214	49,428	-	243,642
	334,640	49,428	-	384,068
Grassy Mountain
Acquisition costs	2,261,299	-	-	2,261,299
Deferred exploration	708,837	135,711	-	844,548
	2,970,136	135,711	-	3,105,847
Hog Ranch
Acquisition costs	443,838	-	-	443,838
Deferred exploration	563,897	65,953	-	629,850
	1,007,735	65,953	-	1,073,688
KSM
Acquisition costs	465,542	-	-	465,542
Deferred exploration	59,177	2,205	-	61,382
	524,719	2,205	-	526,924
Quartz Mountain
Acquisition costs	357,139	-	-	357,139
Deferred exploration	85,348	-	-	85,348
	442,487	-	-	442,487
Red Mountain
Acquisition costs	82,090	-	-	82,090
Deferred exploration	534,866	155,854	-	690,720
	616,956	155,854	-	772,810
Pacific Intermountain Gold Corp.
Acquisition costs	48,215	-	(33,355)	14,860
Deferred exploration	1,303,058	757,586	-	2,060,644
	1,351,273	757,586	(33,355)	2,075,504
Other Nevada Projects
Acquisition costs.	20,000	-	-	20,000
Deferred exploration	139,668	53,748	-	193,416
	159,668	53,748	-	293,416
Noche Buena, Mexico
Acquisition costs.	-	28,901	-	28,901
Deferred exploration	-	-	-	-
	-	28,901	-	28,901
Total
Acquisition costs	12,020,854	78,901	(33,355)	12,066,400
Deferred exploration	8,977,817	3,351,221	-	12,329,038
Total Mineral Interests	$20,998,671	$3,430,122	$(33,355)	$24,395,438

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.

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
In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.  As part of the acquisition of the Grassy Mountain property, the Company acquired one million shares of a U.S. based private exploration company at US$0.50 per share which represented approximately 6.9% of the private company’s issued and outstanding shares.  Subsequently, the private company was merged with Atlas Precious Metals Inc. (“APMI”).  On the merger, the Company’s one million shares of the private company were converted into 1,200,000 common shares of APMI representing approximately 5.7% of APMI’s issued and outstanding shares. At December 31, 2006, the Company had written down the value of its investment, as APMI has not been able to secure financing due to perceived political risks in the jurisdiction where its main asset is located.

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

e)	KSM (Kerr-Sulphurets-Mitchell)
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

In 2002, the Company optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study.

In April 2006, the Company reacquired the exploration rights to the KSM property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value $3,140,000 excluding share issue costs.  The Company also issued 2 million warrants to purchase common shares of the Company at $13.50 each. The warrants become exercisable for five years from the date each new ounce of gold resources is declared (up to 2 million ounces of gold) for work undertaken on the property through the year 2010. At closing of the formal agreement in August 2006 the fair value of warrants was estimated at $11,436,000 using a Black-Scholes option-pricing model. The value of the warrants was calculated using a volatility of 60%, interest rate of 4% and expected life of 1.5 years.   Falconbridge also has the right of first refusal should the Company desire to sell all or any portion of its interest therein.  On February 20, 2007, the Company announced a new mineral resource at the Mitchell zone of the property based on the 2006 drilling program and consequently the above 2 million warrants became exercisable.  The 2,000,000 warrants were exercised in May and June 2007 and proceeds of $27,000,000 were received by the Company.

f)	Quartz Mountain
In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and there is a 0.5% net smelter royalty interest to an unrelated third party as a finder’s fee.  In October 2003, the Company optioned a 50% interest in the Quartz Mountain project in Oregon, USA to Golden Predator Mines Inc. (formerly Quincy Resources Inc.). The current gold resource known on the property is excluded from the agreement.  The terms of the agreement require Golden Predator to incur US$1.5 million in exploration and issue the deemed fair value of the original 250,000 Quincy shares in stages by October 2008.  Golden predator can earn a further 12.5% interest in the project by funding a feasibility study and issuing a further deemed fair value of the original 250,000 Quincy shares to the Company.  If after earning its 50% interest, Golden Predator elects not to proceed with a feasibility study, the Company has the option to acquire Golden Predator’s interest for US$750,000.  In 2003, the Company received the first payment of 50,000 shares of Quincy valued at $13,100 which amount was shown as a recovery of mineral interests and the investment is included in marketable securities on the balance sheet.

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
In April 2006, the Company acquired 100% interest in the 1,000 hectare Noche Buena gold project in the Sonora district of Mexico for US$4,350,000 in cash. In January 2008, the Company reported increased NI-43-101 mineral resources resulting from the 2007 drilling program.  The Company plans to seek interested third parties to acquire this project.

5.      RECLAMATION DEPOSITS AND PROVISIONS FOR RECLAMATION LIABILITIES
The reclamation deposits consist of short-term investments or cash deposits held as security for either the governments in Canada or the USA to cover estimated reclamation liabilities on various exploration properties.

The balance in the provision for reclamation liabilities is as follows:

Amount
Balance at December 31, 2005	$1,406,734
Accretion	123,214
Balance at December 31, 2006	1,529,948
Additional reclamation liability	173,862
Accretion	145,665
Balance at December 31, 2007	$1,849,475

The fair value of the asset retirement obligations was calculated using the total undiscounted cash flows required to settle estimated obligations (estimated to be $3,277,000), expected timing of cash flow payments required to settle the obligations between 2008 and 2020, credit-adjusted risk-free discount rates of 7.9% to 8.76% and an inflation rate of 2.0%.  During 2007, a liability was set up for the KSM project amounting to $149,862 and a deposit of $200,000 was held as security.

6.      SHAREHOLDERS' EQUITY

a) Share Capital
	Shares	Amount
Authorized
Unlimited number of common shares without par value Unlimited number of preference shares (none issued)
Issued – Common shares
Balance, December 31, 2004	29,714,785	$42,230,336
Issued during year
For cash, exercise of stock options	169,400	360,905
For cash, exercise of warrants	287,500	862,500
For cash, private placements	1,935,000	10,075,646
Value of share purchase warrants and stock options exercised	-	206,358
Renunciation of flow-through share value (ii)	-	(820,800)
	2,391,900	10,684,609
Balance, December 31, 2005	32,106,685	52,914,945
Issued during year
For cash, exercise of stock options	584,000	584,780
For cash, private placements (i)	1,200,000	12,008,144
Acquisition of mineral interest (Note 4(e))	200,000	3,092,778
Value of stock options exercised	-	80,674
Renunciation of flow-through share value (ii)	-	(1,906,684)
	1,984,000	13,859,692
Balance, December 31, 2006	34,090,685	66,774,637
Issued during year
For cash, exercise of share purchase warrants (Note 4(e))	2,000,000	27,000,000
For cash, exercise of stock options	1,207,200	4,327,426
Value of warrants and stock options exercised	-	12,840,972
Renunciation of flow-through share value (ii)	-	(1,206,562)
	3,207,200	42,961,836
Balance, December 31, 2007	37,297,885	$109,736,473

(i)	In April 2006, the Company completed a private placement consisting of 875,000 common shares for gross proceeds of $8,443,750.

In June 2006, the Company completed a private placement flow-through financing of 325,000 common shares for gross proceeds of $3,656,250.  Under the terms of the financing the Company will renounce to the investors the Canadian Exploration Expenses (“CEE”) incurred with the proceeds of the financing.  The balance of funds not spent by December 31, 2006 was recorded on the balance sheet as Cash held for Exploration Expenditures. In January 2007, the CEE was renounced to the investors.

(ii)
In January 2007, the Company renounced $3,656,250 (2006 - $5,278,750, 2005 - $2,272,500) in Canadian Exploration Expenses to investors of flow-through shares in 2006, 2005 and 2004, respectively.  The tax value of these renunciations has been recorded as a future tax liability and charged against share capital.  In the 2007, 2006 and 2005 years, the Company had a valuation allowance which reduced future income tax assets and therefore a portion of the valuation  allowance was reduced and income tax recoveries recognized in the statement of operations in the amount of $620,000 for 2007, $1,907,000 for 2006 and $821,000 for 2005.

b)	Stock Options Outstanding
The Company provides compensation to directors, employees and consultants in the form of stock options. In August 2002, the Company announced new provisions to the stock option plan for directors and senior management. New option grants to directors and senior management are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders.  Grants to other employees and consultants do not have the two-tiered provision.

The two-tier option grants require a certain share price above the grant date price for 10 successive days for the first third to vest, a higher share price for the second third to vest and a further higher share price for the final third to vest. Once the share price has met the first test, the Company’s share price performance must have exceeded the S&P/TSX Global Gold Index by more than 20% over the preceding six months or these options would be cancelled.

The Board has granted the following two-tiered options:

Date of Grant	Number	Exercise Price	Share Price Vesting	Year Vested
August 2002	600,000	$ 2.20	$6, $9, $12	2005 and 2006
August 2004	100,000	$ 3.37	$6, $9, $12	2005 and 2006
January 2005	50,000	$ 4.00	$6, $9, $12	2005 and 2006
January 2006	875,000	$10.56	$15, $18, $21	2006 and 2007

The weighted average grant date fair value of the 200,000 options granted during 2007 which were not subject to the two-tiered vesting policy described above was $9.73 (2006 - $2.70, 2005 - $3.33).  The grant of these 200,000 options resulted in compensation costs totaling $1,945,640 compared to 15,000 options resulting in compensation costs totaling $40,485 during 2006 and 45,000 options resulting in compensation costs of $29,784 during 2005. 170,000 of the 2007 options will vest over the period January 2007 to August 2008 and consequently $948,447 was expensed in 2007 and $997,193 will be expensed in 2008. The fair value of the options granted is estimated on the dates of grant using a Black-Scholes option-pricing model with the following assumptions:

	2007	2006	2005
Dividend yield	Nil	Nil	Nil
Expected volatility	55%	65%	60%
Risk free rate of return	4.3%	3.8%	4.21%
Expected life of options	2.7 years	1 year	3.5 years

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

The estimated fair value of the two-tiered options granted in 2006 amounted to $3,523,333.  In 2006, the $15 per share vesting requirement was met on the options granted in 2006 and in 2007 the $18 and $21 per share vesting requirements were met.  During 2006, $1,641,510 of this amount was expensed and the balance of $1,881,823 was expensed in 2007.

A summary of the status of the plans at December 31, 2007 and changes during the years are presented below:

	Shares	Weighted Average Exercise Price	Amount
Outstanding at December 31, 2004	1,953,900	$1.57	$703,926
Granted	95,000	5.74	29,784
Exercised	(169,400)	(2.13)	(105,733)
Value of two-tiered options vested	-	-	331,566
Outstanding at December 31, 2005	1,879,500	2.21	959,543
Granted	890,000	10.55	1,681,995
Exercised	(584,000)	(1.00)	(80,674)
Value of 2002-2005 options vested	-	-	296,812
Outstanding at December 31, 2006	2,185,500	5.93	2,857,676
Granted	200,000	25.29	948,448
Exercised	(1,207,200)	(3.58)	(1,404,973)
Value of 2006 options vested	-	-	1,881,823
Outstanding at December 31, 2007	1,178,300	$11.62	$4,282,974

Number of Shares	Options Vested	Option Price Per Share	Expiry Date
15,000	15,000	$ 2.08	June 3, 2008
17,000	17,000	$ 2.58	August 12, 2008
3,800	3,800	$ 3.82	October 28, 2008
37,500	37,500	$ 5.65	January 13, 2009
100,000	100,000	$ 3.37	August 13, 2009
65,000	65,000	$ 4.00	January 11, 2010
30,000	30,000	$ 9.50	December 20, 2010
725,000	725,000	$ 10.56	January 4, 2011
30,000	-	$ 13.77	January 17, 2012
15,000	15,000	$ 19.57	June 27, 2008
140,000	-	$ 29.60	August 8, 2012
1,178,300	1,008,300	$ 11.62

At December 31, 2007, there were 1,178,300 options outstanding of which 1,008,300 were exercisable at prices ranging from $2.08 to $19.57 each.

In addition to the 1,178,300 options outstanding there were 120,000 options under the two-tiered vesting provisions granted in August 2007 subject to an increase in the share option plan and the approval of shareholders at the next meeting of shareholders.  These options would vest as to one third at a share price of $34, an additional one third at $37 and the final one third at a price of $40.

c)	Share Purchase Warrants

The Company’s movement in share purchase warrants is as follows:
	Number of Warrants	Amount
Balance at December 31, 2004	287,500	$100,625
Exercised	(287,500)	(100,625)
Balance at December 31, 2005	-	-
Issued for mineral property	2,000,000	11,436,000
Balance at December 31, 2006	2,000,000	11,436,000
Exercised	(2,000,000)	(11,436,000)
Balance at December 31, 2007	-	$-

The share purchase warrants issued in 2006 were part of the acquisition of the KSM project (see Note 4(e)).

The grant date fair value of the 2,000,000 warrants was deemed to be $5.72 each.  The fair value of the warrants granted was estimated on the date of grant using a Black-Scholes option-pricing model with the following assumptions:

Dividend yield	Nil
Expected volatility	60%
Risk free rate of return	4%
Expected life of warrants	1.5 years

7.      RELATED PARTY TRANSACTIONS
a)
During the year, a private company controlled by a director of the Company was paid $33,300 (2006 - $33,900, 2005 -       $39,400) for technical services provided by his company related to the mineral properties.

b)	During the year, a private company controlled by a second director was paid $360,000 (2006 - $144,000, 2005 - $120,000) for consulting services rendered.

c)	During the year, a third director was paid 17,300 (2006- $18,000) for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.      FINANCIAL INSTRUMENTS
The fair value of the Company’s cash and cash equivalents and short term deposits, cash held for exploration expenditures, amounts receivable, reclamation deposits and accounts payable and accruals at December 31, 2007 and December 31, 2006 is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

9.      INCOME TAXES
The income tax recovery varies from the amounts that would be computed by applying the basic federal and provincial income tax rates aggregating to 36.12% (2006 – 36.12%, 2005 – 36.12%) as follows:

	2007	2006	2005

Statutory rate applied to loss for year	$2,226,000	$1,881,000	$714,000
Non deductible items	(1,026,000)	(785,000)	(217,000)
Valuation allowance	(1,200,000)	(1,096,000)	(497,000)
Reduction in valuation allowance	620,000	1,907,000	820,800
	$620,000	$1,907,000	$820,800

Significant components of the Company’s future tax assets and liabilities are as follows:

Future income tax assets	2007	2006
Mineral interests	$(2,733,000)	$(1,611,000)
Share issue costs	68,000	104,000
Non capital losses	2,783,000	1,979,000
Provision for reclamation	220,000	157,000
Unrealized capital losses	293,000	291,000
	631,000	920,000
Valuation allowance	(1,218,000)	(920,000)
Future income tax liabilities, net	$(587,000)	$-

A future tax asset of approximately $3,128,000 (2006 - $1,594,000) in one Canadian entity has been offset with a future tax liability in another Canadian entity on the basis that management has undertaken to carry out tax planning measures when required.

The Company has accumulated non-capital losses for Canadian tax purposes of approximately $9,004,000 which expire in various years to 2027 as follows:

2008	$338,000
2009	735,000
2010	707,000
2014	943,000
2015	1,092,000
2026	1,920,000
2027	3,269,000
$9,004,000

The tax value of the non-capital losses is included in the future tax assets above.

10.    COMMITMENTS
The Company is committed to payments for an operating lease for business premises as follows:

2008	$101,000
2009	$101,000
2010	$101,000
2011	$101,000
2012	$34,000

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

Consolidated statements of operations:
	2007	2006	2005

Net loss for year – Canadian GAAP	$(5,541,784)	$(3,300,000)	$(1,157,281)
Mineral interests prior to the establishment of proven and probable reserves (a)	(9,060,332)	(9,376,567)	(3,351,221)
Flow-through share renunciation	(1,206,562)	(1,906,684)	(820,800)
Flow-through share value	393,250	421,800	202,000
Net loss for the year - U.S. GAAP	(15,415,428)	(14,161,451)	(5,127,302)
Other comprehensive income:
Unrealized gains on marketable securities (c)	5,258	53,561	-
Comprehensive loss – U.S. GAAP	$(15,410,170)	$(14,107,890)	$(5,127,302

Loss per share – U.S. GAAP, Basic and Diluted	$(0.43)	$(0.42)	$(0.17)

Accumulated other comprehensive income – U.S. GAAP
	2007	2006	2005
Accumulated other comprehensive income – Canadian GAAP	$58,819	$-	$-
Unrealized gains on marketable securities – U.S. GAAP adjustment	-	53,561
Accumulated other comprehensive income – U.S. GAAP	$58,819	$53,561	$-

Consolidated statements of cash flows:
	Canadian GAAP			U.S. GAAP
	2007	2006	2005	2007	2006	2005

Cash used in operating activities	$(3,350,068)	$(2,330,308)	$(1,220,487)	$(12,410,400)	$(11,706,875)	$(4,571,708)
Cash provided by (used for) investing activities	$(20,282,717)	$(8,751,242)	$(7,084,510)	$(11,222,385)	$625,325	$(3,733,289)

Consolidated balance sheets:
	Canadian GAAP		U.S. GAAP
	2007	2006	2007	2006
Current assets- marketable securities	$240,695	$165,001	$240,695	$218,562
Mineral interests – unproven (a)	$62,667,850	$53,262,180	$28,994,508	$28,649,170
Liabilities	$586,562	$-	$586,562	$393,250
Shareholders’ equity	$86,746,869	$59,278,700	$53,073,527	$34,326,001

a)	Mineral interests
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

b)	Flow-through shares
Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares.  The shareholders’ equity is reduced and a liability is recognized for this difference which amounted to $393,250 for the flow-through shares issued in 2006 (2005 - 421,800).  The liability is reversed when the tax benefits are renounced and a deferred tax liability recognized at that time.  Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

c)	Comprehensive income
Under Canadian GAAP short-term investments were recorded at the lower of cost and quoted market value until December 31, 2006 and in 2007 at fair value and were considered as available for sale since January 1, 2007 (see Note 2(m)).  Under United States GAAP, unrealized gains and losses on short-term investments classified as available for sale securities are recorded in comprehensive income until realized for all periods presented.

c)	Impact of recent United States accounting pronouncements
In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”, which clarifies accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized.  A company would be required to recognize the best estimate of a tax position if that position is more likely than not of being sustained upon examination, based solely on the technical merits of the position. This change is effective beginning in 2007. The application of FIN 48 did not have an impact on the consolidated financial statements under U.S. GAAP.

In September 2006, the FASB issued FASB Statement No. 157, Fair Market Measurements that provides enhanced guidance for using fair value to measure assets and liabilities. FASB Statement No. 157 is meant to remedy the diversity and inconsistency within generally accepted accounting principles in measuring fair value, especially for items that are not actively traded. FAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  This change is effective beginning in 2007. The application of FAS 157 did not have an impact on the consolidated financial statements under U.S. GAAP.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.  This bulletin addresses the multiple methods used to quantify financial statement misstatements and evaluate the accumulation of misstatements on the balance sheet.  This change is effective beginning in 2007.  The application of SAB 108 did not have an impact on the consolidated financial statements under U.S. GAAP.

In February 2007, the FASB issued FASB Statement No. 159, which offers an irrevocable option to carry eligible financial assets and liabilities at fair value, with the election to be made on an instrument by instrument basis, with changes in fair value recorded in earnings.  This Statement is effective for 2008 fiscal year.  The Company is in the process of reviewing this Statement and financial assets and liabilities which may be affected.

KPMG LLP Chartered Accountants Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court Toronto ON M5L 1B2 Canada	Telephone Fax Internet	(416) 777-8500 (416) 777-8818 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seabridge Gold Inc.

We have audited the accompanying consolidated balance sheets of Seabridge Gold Inc. ("the Company") as of December 31, 2007 and December 31, 2006 and the related consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

As discussed in note 2(m) to the financial statements, the Company changed its method of accounting for financial instruments.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 11 to the consolidated financial statements.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

R-1

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 19, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 19, 2008

R-2

Signature Page

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Seabridge Gold Inc.
Registrant

Dated: March 28, 2008	Signed:	/s/ Rudi Fronk
Rudi Fronk President and C.E.O.