Form 20-F
period 2008-12-31
SEABRIDGE GOLD INC
filed 2009-04-02
CIK 1231346

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to _______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ______________
For the transition period from __________ to _______________

Commission file number: 1-32135

Seabridge Gold Inc.

(Exact name of Registrant as specified in its charter)
Not Applicable

(Translation of Registrant’s Name into English)

Canada

(Jurisdiction of incorporation or organization)

106 Front Street East, 4th Floor, Toronto, Ontario CANADA M5A 1E1

(Address of principal executive offices)

Rudi Fronk, Telephone: (416) 367-9292, rudi@seabridgegold.net
106 Front Street, East, 4th Floor, Toronto, Ontario, Canada M5A 1E1

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Stock, no par value	NYSE Amex LLC
Common Stock, no par value	Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
37,386,185

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act

☐  Yes     ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes      ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer  ☐     Accelerated filer  ☒     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	US GAAP
☐	International Financial Reporting Standards as issued by the International Accounting Standards Board
☒	Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☒  Item 17     ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes      ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes     ☐  No

Seabridge Gold Inc.
Form 20-F Annual Report
Table of Contents

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

Resource -Under the Canadian Institute of Mining (“CIM”) standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

Sediments - Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth’s surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Sericite - A fine-grained potassium mica found in various metamorphic rocks.

Silification - The in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Trenching - The process of exploration by which till is removed from a trench cut from the earth’s surface.

Tuff - A general term for all consolidated pyroclastic rocks.

Unpatented Claim -Mining claim to which a deed from the U.S. Government has not been received. A claim is subject to annual assessment work, to maintain ownership.

Vein - A thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics - Those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Not Applicable

B. Advisers

Not Applicable

C. Auditors

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

As used within this Annual Report, the terms “Seabridge”, “the Company”, “Issuer” and “Registrant” refer collectively to Seabridge Gold Inc., and depending on the context, its predecessors, subsidiaries and affiliates.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

3A. Selected Financial Data

The selected financial data of the Company as at December 31, 2008 and 2007 and for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 was derived from the financial statements audited by KPMG LLP, Chartered Accountants, indicated in their audit report which is included elsewhere in this Annual Report. The selected financial data as at December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and December 31, 2004 was derived from the audited financial statements of the Company which are not included in this Report.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

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

Table No. 2
Selected Financial Data
($’s in 000, except per share data)

	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04

Gain on sale of Noche Buena Project	$19,891	$0	$0	$0	$0
Interest Income	$621	$823	$363	$135	$83
Net Profit (Loss)	$10,290	$(5,542)	$(3,300)	$(1,157)	$(1,226)
Net Profit (Loss) Per Share	$0.28	$(0.15)	$(0.10)	$(0.04)	$(0.04)
Dividends Per Share	$0	$0	$0	$0	$0
Basic Weighted Average Shares (000)	37,327	35,991	33,459	30,682	28,876
Working Capital	$30,628	$25,020	$6,420	$10,603	$4,220
Mineral Properties	$69,029	$62,668	$53,262	$24,395	$20,999
Long-Term Debt	$0	$0	$0	$0	$0
Shareholders’ Equity	$99,108	$86,747	$59,279	$35,385	$25,703
Total Assets	$109,802	$89,862	$61,244	$37,085	$27,172

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the periods, and the range of high and low rates for the periods. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, the average rate, and range of high and low rates for these periods.

Canadian/US Exchange Rates
For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (2009 rates are from the Bank of Canada). The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

As of March 30, 2009, the exchange rate was $1.26 for each US$1.

Table No. 3
Canadian Dollar/US Dollar

	Average	High	Low	Close

Year Ended 12/31/08	$1.07	$1.30	$0.97	$1.22
Year Ended 12/31/07	$1.07	$1.19	$0.92	$0.99
Year Ended 12/31/06	$1.13	$1.17	$1.10	$1.17
Year Ended 12/31/05	$1.21	$1.27	$1.15	$1.17
Year Ended 12/31/04	$1.30	$1.39	$1.18	$1.20

February 2009	$1.25	$1.27	$1.22	$1.27
January 2009	$1.23	$1.27	$1.18	$1.24
December 2008	$1.23	$1.30	$1.20	$1.22
November 2008	$1.22	$1.29	$1.15	$1.24
October 2008	$1.18	$1.29	$1.06	$1.22
September 2008	$1.06	$1.08	$1.03	$1.06

3B. Capitalization and Indebtedness

Not applicable

3C. Reasons for the Offer and Use of Proceeds

Not applicable

3D. Risk Factors

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

The Company currently maintains $5 million of insurance for its properties and operations which may not cover larger liabilities or uninsured situations. If such larger liabilities or uninsured situations arise, they could reduce or eliminate the Company’s assets and shareholders’ equity as well as result in increased costs and a decline in the value of the Company’s securities.

The Company Has No Known Reserves and No Economic Reserves May Exist on Its Properties Which Would have a Negative Effect on the Company’s Operations and Valuation
Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s mineral properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of profit from operations. There can be no assurance that the Company’s operations will be profitable in the future.

The Company Has Not Surveyed Any of Its Properties and the Company Could Lose Title and Ownership of Its Properties which would have a Negative Effect on the Company’s Operations and Valuation
The Company has only done a preliminary legal survey of the boundaries of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. The Company has not obtained formal title reports on any of its properties and title may be in doubt. If title is disputed, the Company will have to defend its ownership through the courts. In the event of an adverse judgment, the Company would lose its property rights.

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

On the Federal and Provincial level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. Currently, the Company has estimated $1,999,000 in reclamation liabilities for its properties. $1,324,000 has been deposited for the benefit of the various government agencies until released or applied to reclamation costs. If the reclamation requires funds in addition to those already allocated, Seabridge could be forced to pay for the extra work and it could have a significant negative effect upon the Company’s financial position and operations.

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

Financing Risks

The Company May Require Additional Financing which Could Result in Substantial Dilution to Existing Shareholders and/or the Delay or Cessation of Operations
The Company, while engaged in the business of exploring and developing mineral properties, has sufficient funds to undertake its planned current exploration projects for the next two years. If the Company’s exploration programs are successful, additional financing may be required to continue to develop the mineral properties identified. The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the sale of projects, joint venturing of projects, or equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all. Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously. The Company has stated that its business plan is to increase gold ounces in the ground. The Company will either sell projects or participate in joint ventures towards production with major mining companies, but not to go into production on its own.

The Company Has Had a History of Net Losses and Expects Losses to Continue for the Foreseeable Future
The Company has had a history of losses, although in 2008 a net profit of $10,290,000 was achieved, and there is no assurance that it can continue profitability in the future. As of the end of the last fiscal year dated December 31, 2008, the Company’s historical net losses total approximately $17,000,000. The Company may require significant additional funding to meet its business objectives. Capital will need to be available to help maintain and to expand exploration on the Company’s principal exploration properties and to cover corporate expenses. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the majority of its financing through the issuance of equity, there is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing or the sale of its projects.

The Company Has Had a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future
None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the Company has been through the sale of its common shares, convertible debt instruments and, in 2008, the sale of its properties. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

The Company Operates in Foreign Countries and is Subject to Currency Fluctuations which could have a Negative Effect on the Company’s Operating Results
While engaged in the business of exploiting mineral properties, the Company’s operations outside of Canada, i.e. in the United States, make it subject to foreign currency fluctuation as the Company’s accounts are conducted in Canadian dollars while certain expenses are numerated in US dollars. Such fluctuations may adversely affect the Company’s financial position and results of operations. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Securities of the Company

The Market for the Company’s Stock has Been Subject to Volume and Price Volatility which Could Negatively Effect a Shareholder’s Ability to Buy or Sell the Company’s Shares
The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. In particular, the price for gold has recently been at an all time high and may not sustain such levels, and in addition, recently the stock market share prices have fluctuated significantly. In addition, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral. The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the shares of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of markets for trading the Company’s common shares in Canada and the United States, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock. Also see Item 9A. of this Report.

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

The Company Could be Deemed a Passive Foreign Investment Company Which Could have Negative Consequences for U.S. Investors
Depending upon the composition of the Company’s gross income or its assets, the Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the Common Stock of the Company. See Item 10E. of this Report.

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

Forward Looking Statements
Certain statements presented in this Report contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects related to accidents, equipment break downs, weather or other difficulties, and other factors. Forward-looking statements are subject to risks, uncertainties and other factors beyond the control of the Company that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Shareholders should carefully review the cautionary statements and risk factors contained in this and other documents that the Company files from time to time with the securities commissions in Canada (see SEDAR filings at www.sedar.com) and with the U.S. Securities and Exchange Commission (see EDGAR filings at www.sec.com). The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Item 4. Information on the Company

4A. History and Development of the Company

Introduction

The Company’s executive office is located at:
106 Front Street East, 4th Floor, Toronto, Ontario M5A 1E1 Canada
Telephone: (416) 367-9292
Facsimile: (416) 367-2711
E-Mail: info@seabridgegold.net
Website: www.seabridgegold.net

The Contact person in Toronto is Rudi Fronk, President and CEO.
Telephone: (416) 367-9292, rudi@seabridgegold.net
106 Front Street, East, 4th Floor, Toronto, Ontario, Canada M5A 1E1

The Company currently leases its executive offices in Toronto from Allied Property REIT. The lease covers the entire 4th floor of a building located at 106 Front Street East, Toronto, Ontario, Canada. The lease was effective commencing May 1, 2007 and will expire on April 30, 2012. The rent in 2008 was $9,400 per month, and may be adjusted annually based upon a building cost operating adjustment. Current monthly rent for 2009 is approximately $9,400.

The Company’s fiscal year ends December 31.

The Company’s common shares trade on the Toronto Stock Exchange under the symbol “SEA” and on the NYSE Amex stock exchange under the symbol “SA”.

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. As of December 31, 2008, the end of the most recent fiscal year, there were 37,348,685 common shares issued and outstanding and no preferred shares issued and outstanding.

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

With the recent improvement in gold prices, the Company has commenced engineering studies and exploration activities on several of its projects. The Company plans to continue to advance its two major projects (KSM located in British Columbia, Canada and Courageous Lake located in the Northwest Territories, Canada) towards feasibility while looking to either sell or joint venture its other projects.

In February 2000, the Company acquired an option to purchase 100% of the Grassy Mountain gold project located in eastern Oregon from Atlas Precious Metals Inc. (“Atlas”). In March 2003, the Company exercised its option and acquired a 100% interest in the Grassy Mountain Property.

In June 2000, the Company entered into a Letter of Intent with Placer Dome (CLA) Limited to acquire a 100% interest in the KSM project located in the Iskut-Stikine River region, approximately 20 km southeast of the Eskay Creek Mine in British Columbia. In June 2001, the Company completed the acquisition of Placer Dome’s 100% interest in the project. In September 2002, the Company announced that it had entered into an agreement with Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc) whereupon Falconbridge could earn a 50% interest in the project by spending $6,000,000 on exploration at the project within 6 years. Falconbridge could earn an additional 15% interest by funding all costs to complete a feasibility study. During 2003 and 2004, Falconbridge conducted field programs at KSM consisting of mapping, rock and soil sampling, and IP surveys. During 2005 Falconbridge drilled 16 widely-spaced core drill holes totaling 4,092 meters designed to test six targets situated outside the resources previously defined for the Kerr and Sulphurets zones. In 2006 Falconbridge was acquired by Xstrata plc. In April 2006, the Company announced that it had reached agreement with Falconbridge whereby the Company would purchase Falconbridge’s option to earn up to a 65% interest at KSM by issuing Falconbridge 200,000 common shares and 2.0 million conditional common share purchase warrants with an exercise price of C$13.50 per share. One warrant would become exercisable for each new ounce of gold resources discovered at KSM, up to a maximum of two million. The transaction closed in August 2006. In 2006 the Company drilled 24 holes at the Mitchell zone and defined an initial mineral resource thereby triggering the vesting of all 2.0 million Xstrata warrants. In 2007, Xstrata exercised all 2.0 million warrants, thereby providing the Company with $27.0 million in proceeds. During 2007, the Company continued exploration activities at the Mitchell zone. In January 2008, the Company announced independent resource estimates for the Kerr and Sulphurets zones at KSM. In February 2008, the Company announced independent resource estimates for the Mitchell zone at KSM. During 2008, the Company completed a Preliminary Assessment of the KSM project, while continuing additional exploration of the Mitchell and Sulphurets zones. In March 2009, updated independent resource estimates were completed for the project.

In December 2001, the Company entered into an agreement to acquire a 100% interest in the Quartz Mountain Gold Project located in Lake County, Oregon. The Quartz Mountain acquisition was completed in January 2002. In October 2003, the Company granted Quincy Gold Corp. an option to earn a 50% interest in the Quartz Mountain gold project, excluding the existing gold resources. The option was terminated in 2008.

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

In April 2006, the Company acquired a 100% interest in the Noche Buena gold project located in Sonora, Mexico from Hecla Mining Company for US$4,350,000 in cash. In December 2008 the Company sold Noche Buena for US$25 million in cash. A further US$5 million is payable to the Company upon commencement of commercial production from Noche Buena and a 1.5% net smelter royalty is payable on all production sold for US$800 per ounce or greater of gold.

4B. Business Overview

All of the Company’s operations are located in Canada and the United States. The Company operates in the mineral exploration sector.

As of December 31, 2008, the Company’s non-current assets were located as follows:

United States:	$9,609,215
Canada:	$60,869,089

All of the Company’s properties are currently at the exploration stage. There is no assurance that an economic and commercially viable deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine if any economic and legally feasible deposits occur on the Company’s properties.

Operations are not seasonal as the Company can conduct exploration at certain of its properties year-round. To date, the Company’s income has been limited to interest on its cash balances, except that in 2008, the Company sold its Noche Buena project in Mexico for $30,842,000 in gross proceeds and a net gain before income taxes of $19,891,000. Since the Company does not have any operating mines it is not currently dependent upon market prices for minerals, nor is it dependent upon any patents, licenses or manufacturing processes.

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

4C. Organizational Structure

The Company presently has three active wholly-owned subsidiaries: Seabridge Gold Corporation, a Nevada corporation; Pacific Intermountain Gold Inc., a Nevada corporation; and 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories of Canada. A fourth subsidiary, Minera Seabridge Gold SA de CV, was sold in December 2008. The following diagram illustrates the current inter-corporate relationship between the Company, its subsidiaries and its projects:

4D. Property, Plants and Equipment

Mineral Properties

The Company currently operates in the mineral exploration sector. All of the Company’s properties are located in Canada and the United States and are at the exploration stage.

RUSSIA
Greenland
UNITED STATES
COURAGEOUS LAKE
KSM (Kerr-Sulphurets-Mitchell)
RED MOUNTAIN
CANADA
GRASSY MOUNTAIN
QUARTZ MOUNTAIN
HOG RANCH
OTHER NEVADA PROPERTIES including Castle-Black Rock, Golden Arrow, Thunder Mtn
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

Beaufort Sea
120°00'
115°00'
N
Courageous Lake Property
CANADA
Paulatuk
Slave Structural Province Boundary
Coppermine
110°00'
105°00'
ARCTIC CIRCLE
Great Bear Lake
Lupin Mine
Contwoyto Lake
Fort Franklin
65°00'
Hottah Lake
Point Lake
Ekati Diamond Mine
Diavik Diamond Mine
Indin Lake
Colomac Mine
COURAGEOUS LAKE PROPERTY
Salmita Mine
Faber Lake
MacKay Lake
Winter Road
Lac la Martre
Rea
Edzo
Reliance
Giant Con Mine
YELLOWKNIFE
Snowdrift
MacKenzie River
Fort Simpson
Fort Providence
Great Slave Lake
Fort Resolution
1
6
Hay River
Pine Point
Enterprise
60°00'
2
5
Fort Smith
Seabridge Gold Inc.
Courageous Lake Property
Northwest Territories, Canada
0 km
100 km

How Acquired

In May 2002, Seabridge entered into a purchase agreement with Newmont Canada Limited and Total Resources Canada Limited on the Courageous Lake project comprised of 17 mining leases covering 18,178 acres. The purchase by Seabridge closed on July 31, 2002. Under the purchase agreement, Seabridge paid Newmont/Total US$2.5 million in cash and granted them a 2.0% NSR and agreed that it would be liable to make two (2) further payments of US$1.5 million, each subject to the price of gold passing certain thresholds, for a 100% interest in the property. A further US$1.5 million was paid to Newmont/Total in March 2003 as a result of the spot price of gold closing above US$360 per ounce for 10 consecutive days, which occurred in February 2003. A further US$1.5 million was payable to Newmont/Total 60 days after the spot price of gold closes at or above US$400 per ounce. This final payment was made in February 2004. Upon acquiring the Courageous Lake project, Seabridge assigned its right thereto to its wholly owned subsidiary, 5073 N.W.T. Ltd. The obligations of 5073 N.W.T. Ltd. under the agreement, including the payment of the royalty, is secured by a debenture under which the vendors have been granted a security interest in the Courageous Lake property. Subsequent to this acquisition, Seabridge staked contiguous open ground totaling an additional 49,133 acres in 42 mining claims of which a portion is subject to the terms of the purchase agreement, including the 2% royalty. In 2004, an additional property was optioned in the area (“Red 25”). Under the terms of the agreement, the Company paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates (paid) and subsequently $100,000 per year. In addition, the property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price.

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

In late 1987, Noranda completed an in-house preliminary resource estimate. Based upon this work, a two-year underground exploration program was initiated. The program was designed to establish an underground mining reserve, access material for bulk metallurgical sampling and provide engineering information for mine design and planning. The shaft was timbered and completed to a depth of 472.6 meters in April 1988. Drifting on the target zone occurred between May to November 1989 and totaled 1,948.2 meters. Both lateral drifts and sub-vertical raises were completed and provided access to bulk sample locations and diamond drilling stations along the strike of the target zones. Approximately 200 vertical meters and 750 to 8000 of strike length of the mineralized zone were tested by underground drill holes. Additional horizontally fanned holes were drilled on 25-meter centers to aid in the interpretation of the target zone. Underground drilling was completed in November 1989 and totaled 27,459.25 meters in 125 diamond drill holes.

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

In the March 2008 Preliminary Assessment, Snowden determined that based on a mining cost of $1.14 per tonne, a processing and G&A cost of $14.19 per tonne, an 88.9% recovery rate, and a gold price of US$690, that a 0.76 gram per tonne cut-off grade was appropriate for the deposit.

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

YUKON TERRITORY
NORTHWEST TERRITORIES
GREENS CREEK
RED CHRIS
ALASKA
GALORE CREEK
KEMESS
ESKAY CREEK
KERR-SULPHURETS PROPERTY
Stewart
BRITISH COLUMBIA
ALBERTA
Prince Rupert
ENDAKO
HUCKLEBERRY
MT. POLLEY
PROSPERITY
AFTON
MYRA FALLS
HIGHLAND VALLEY
Vancouver
Victoria
UNITED STATES
Area Shown
CANADA
USA
OPERATING BASE METAL MINES
ADVANCED BASE METAL PROJECTS

Seabridge Gold Inc.

Kerr-Sulphurets Property
British Columbia, Canada

How Acquired

Seabridge entered into a Letter of Intent with Placer Dome in June 2000 to acquire a 100% interest in KSM. On March 28, 2001, the Company and Placer Dome executed a definitive acquisition agreement and the acquisition closed in June 2001. At closing, the Company issued Placer Dome (i) 500,000 common shares of Seabridge; (ii) 500,000 common share purchase warrants, exercisable by Placer Dome at C$2.00 per share for two years; and (iii) a 1% net smelter royalty interest on the Project, capped at C$4.5 million. Seabridge will be obligated to purchase the 1% net smelter royalty from Placer Dome for $4.5 million in the event that a positive feasibility study demonstrates a 10% internal rate of return after tax and financing costs.

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

Mineral Resources

A significant amount of work has been performed on the Kerr and Sulphurets zones by previous owners including Placer Dome. In February 2008, RMI remodeled these zones, as well as the Mitchell zone, using independently constructed gold and copper grade envelopes as the primary constraint for estimating block grades and then tabulated Mineral Resources by using various gold equivalent cutoff grades (which converts copper values to gold values at set prices and estimated metal recoveries).

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

In December 2008 a National Instrument 43-101 Preliminary Assessment for the KSM project was completed by a group of independent consultants including Resource Modeling Inc., Moose Mountain Technical Services, WN Brazier Associates Inc., Klohn Crippen Berger Ltd., Bosche Ventures Ltd., McElhanney Consulting Services, Ltd., BGC Engineering Inc. and Rescan Environmental Services Ltd. The study envisaged a large tonnage open-pit mining operation at 120,000 metric tonnes per day of mill feed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck or pipeline to the nearby deep-sea port at Stewart, B.C.

The study incorporated gold and copper mineral resources using a gold equivalent cut-off grade of 0.50 grams per tonne. The key parameters used in determining this cut-off included gold and copper prices of US$650/ounce (70% recovery) and US$2.00/pound (85% recovery). Mining costs of US$1.25/tonne and processing, smelting/refining and general and administrative costs of US$8.20/tonne were also used.

KSM Indicated Mineral Resources at 0.50 grams per tonne gold equivalent cut-off:

	Indicated Mineral Resources

Zone	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)

Mitchell	734,163	0.69	0.18	16,287	2,913
Kerr	206,272	0.25	0.45	1,651	2,037
Sulphurets	74,655	0.75	0.24	1,798	388

Total	1,015,090	0.61	0.24	19,736	5,338

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

KSM Inferred Mineral Resources at 0.50 grams per tonne gold equivalent cut-off:

	Inferred Mineral Resources

Zone	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)

Mitchell	667,421	0.62	0.15	13,304	2,206
Kerr	51,387	0.21	0.45	352	506
Sulphurets	33,636	0.62	0.20	675	147

Total	752,444	0.59	0.18	14,331	2,859

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

The database for the Kerr zone incorporated 144 core drill holes totaling 26,409 meters. The database for the Sulphurets zone incorporated 60 core drill holes totaling 13,033 meters. The database for the Mitchell zone incorporated 69 core holes totaling 24,824 meters.

Environmental/Regulatory Information

The KSM project requires an Environmental Assessment Certificate from the Province of BC. The Canadian federal government will also require approvals for some portions of the project involving tailing storage and any major stream crossings. The Environmental Assessment process was initiated in March of 2008 with submittal of a “Project Description” to the BC Environmental Assessment Office. On-site baseline environmental work was initiated by Rescan in the spring of 2008. Rescan will be leading this work, the preparation of the Environmental Assessment Certificate Application, and the submissions required to acquire operating permits. Rescan and Seabridge are involved with consultation meetings with local communities, regulatory agencies, regional and municipal governments, the First Nations, and the Nisga’a Nation.

Current and Planned Work

During 2008, the Company completed an additional 17,000 meters of core drilling at KSM designed to further upgrade and expand mineral resources. In March 2009, RMI completed an updated KSM resource estimate. The Issuer plans to update the January 2009 National Instrument 43-101 Preliminary Assessment with this new resource estimate during 2009. The Company also plans to conduct additional exploration, engineering and permitting activities during 2009.

Other Projects

The Company also holds a 100% interest in several other projects, all of which are situated in North America. The Company does not consider any of these other projects material to the overall operations. These projects include Quartz Mountain (Oregon), Grassy Mountain (Oregon), Hog Ranch (Nevada) and Red Mountain (British Columbia, Canada). In December 2008, the Company sold its interest in the Noche Buena (Sonora, Mexico).

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

Item 4A. Unresolved Staff Comments

          None

Item 5. Operating and Financial Review and Prospects

The following discussion for the fiscal years ended December 31, 2008, 2007 and 2006, should be read in conjunction with the Company’s audited consolidated financial statements for the referenced periods and the notes thereto, and in particular Note 11, Reconciliation to United States Generally Accepted Accounting Principles, included in this Annual Report. As a Canadian company, the financial statements have been prepared in accordance with Canadian GAAP, and reconciled to US GAAP, and are in Canadian dollars.

Overview

Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company will either sell projects or participate in joint ventures towards production with major mining companies. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company acquired a 100% interest in the Noche Buena project in Mexico. As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects. The Company sold the Noche Buena project for US$25 million ($30,842,000) in December 2008. Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories and the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the NYSE Amex stock exchange under the symbol “SA”.

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

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.22 as of December 31, 2008.

5A. Operating Results

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The net profit for the year ended December 31, 2008 was $10,290,000 or $0.28 per share compared to a net loss of $5,542,000 or $0.15 per share for 2007. In December 2008, the Company sold the Noche Buena project for gross proceeds of US$25 million ($30,842,000) and recorded a net gain of $19,891,000 before income taxes of $5,593,000. The Company’s interest income from cash investments was down in 2008, at $621,000 compared with $823,000 in 2007 with lower cash balances to invest and lower interest rates. Corporate and general expenses were lower in 2008 compared to 2007, as stock option expenses were $1,852,000 compared to $2,830,000 and bonus grants were higher in 2007. In 2008, the Company reported a gain on foreign exchange of $378,000 compared to a loss in 2007 of $296,000 as the US dollar and Mexican peso moved favourably compared to the Canadian dollar.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The net loss for the year ended December 31, 2007 was $5,542,000 or $0.15 per share compared to a net loss of $3,300,000 or $0.10 per share for 2006. For both years, reported losses were reduced due to the recognition of income tax recoveries ($620,000 in 2007 and $1,907,000 in 2006) relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings. The Company’s interest income from cash investments was up considerably at $823,000 compared with $363,000 in 2006 with higher cash balances resulting primarily from the exercise of share purchase warrants for proceeds of $27 million. Corporate and general expenses were higher in the 2007 period due to activity levels, bonus payments and stock option compensation expenses of $2,830,000 (2006 - $1,979,000), resulting mainly from the vesting of stock options granted in 2006 due to the increase in the Company’s share price. At December 31, 2006, the Company wrote down the value of its investment in Atlas Precious Metals Inc. amounting to $749,000 as that company was not able to secure financing due to perceived political risks in the jurisdiction where its main asset was located.

5B. Liquidity and Capital Resources

During 2009, the Company plans to continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies. In addition, it will seek to sell off its other properties. At December 31, 2008, the Company’s working capital position was $30.6 million which should allow the Company to continue its major development plans for 2009 and continue ongoing operating activities through at least 2011.

The ability of the Company to successfully acquire additional advanced-stage gold projects or to advance the projects already acquired is conditional on its ability to secure financing when required. The Company proposes to meet any additional cash requirements through equity financings and/or the sale of non-core assets. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

The Company derives interest income on its bank deposits, which depend on the Company’s ability to raise funds, the amount of the deposits and interest rates.

Year Ended December 31, 2008
The Company’s working capital position, at December 31, 2008, was $30,628,000 up from $25,020,000 at the end of 2007. In 2008, the Company received $30,842,000 from the sale of the Noche Buena project which produced a net gain of $19,891,000 before income taxes. In addition, during 2008, $383,000 was received from the exercise of stock options while in 2007 it received $31,327,000 from the exercise of warrants and options. Cash in 2008 was used for expenditures on exploration principally the KSM project ($10.8 million) and at the Noche Buena project on the surface rights acquisition costs of $1.8 million. A further $2.6 million was spent on commissions and other costs in connection with the sale of the project.

Cash and short-term deposits at December 31, 2008 totalled $38,995,000, up from $25,038,000 at December 31, 2007. Operations activities used only $2,552,000 in 2008 compared to $3,350,000 in the prior year due. In 2008, investor activities and corporate costs were slightly higher while compensation costs were down significantly from 2007 Cash expenditures on mineral interests were $14,706,000 compared to the $8,351,000 cash expenditures in 2007. In addition, the Company received $30,842,000 from the sale of the Noche Buena project.

	Payments due by period

Contractual Obligations ($,000)	Total	2009	2010-12	2013-14	After 2014

Mineral interests	9,877	1,244	4,317	2,894	1,422
Reclamation liabilities	1,999	–	189	–	1,810
Business premises operating lease	377	113	264	–	–

	12,253	1,357	4,770	2,894	3,232

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

Cash and short-term deposits at December 31, 2007 totaled $25,038,000, up from $5,786,000 at December 31, 2006. Operations activities used $3,350,000 in 2007 compared to $2,330,000 in the prior year due to increased compensation costs, investor activities and corporate costs. Cash expenditures on Mineral Interests were $8,351,000 compared to the $14,571,000 cash expenditures in 2006.

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

Accounting Matters

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2008, the Company’s management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and has concluded that such controls and procedures are effective.

Internal Controls Over Financial Reporting
The Company’s management, under the supervision of the CEO and the CFO, are responsible for establishing and maintaining the Company’s internal controls over financial reporting. Management conducted an evaluation of internal controls over financial reporting based on the framework established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as at December 31, 2008.

Changes in Accounting Policies

The Company has adopted the following new accounting policies effective January 1, 2008 as issued by the Canadian Institute of Chartered Accountants (“CICA”):

Capital Disclosures
In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject. The Company has included disclosures recommended by the new Handbook section in Note 6 to the consolidated financial statements for the year ended December 31, 2008.

Financial Instruments – Disclosures and Financial Instruments - Presentation
In December 2006, the CICA issued Handbook Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861 Financial Instruments - Disclosures and Presentation including required disclosure of the assessment of the significance of financial instruments for an entity’s financial position and performance; and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation related requirements of Section 3861. The Company has included disclosures recommended by the new handbook section in Note 8 to the consolidated financial statements for the year ended December 31, 2008.

Changes in Accounting Standards Not Yet Adopted
Goodwill and Intangible Assets
In February 2008, the CICA issued Handbook Section 3064 Goodwill and Intangible Assets which is required to be adopted for fiscal years beginning on or after October 1, 2008. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. The Company is currently evaluating the impact of this new standard.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company has begun assessing the adoption of IFRS for 2011, and the identification of the new standards and their impact on financial reporting. At this time, the Company has not determined the impact of the transition to IFRS.

Business Combinations, Consolidated Financial Statements, Non-controlling Interests
The CICA issued Handbook Sections 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests and are effective for years beginning on or after January 1, 2011. These Handbook Sections replace 1581 Business Combinations and 1600 Consolidated Financial Statements and establish a new Section for accounting for non-controlling interest in a subsidiary. The Company is currently evaluating the impact of these new standards.

See Note 11 to Notes to Consolidated Financial Statements for information regarding the impact of recent United States accounting pronouncements.

5C. Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or intellectual property licenses.

5D. Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

5E. Off Balance Sheet Disclosure

Not Applicable

5F. Contractual Obligations

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

Table No. 4
Contractual Obligations ($000’s)

	Payments due by period

	Total	2009	2010-12	2013-14	After 2014

Mineral interests	9,877	1,244	4,317	2,894	1,422
Reclamation liabilities	1,999	–	189	–	1,810
Business premises operating lease	377	113	264	–	–

	12,253	1,357	4,770	2,894	3,232

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company’s interest in the mineral projects.

5G. Safe Harbor

See “Forward Looking Statements” in Item 3D.

Item 6. Directors, Senior Management and Employees

6A. Directors and Senior Management

Table No. 5 lists as of March 23, 2009 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are citizens of Canada, except, William Calhoun, Eliseo Gonzalez-Urien and Louis Fox, all of whom are citizens of the United States. Frederick Banfield and Rudi Fronk are citizens of both Canada and the United States.

Table No. 5
Directors

Name	Age	Date First Elected/Appointed

James Anthony	61	October 1999
Rudi Fronk	50	October 1999
Frederick Banfield (1,3)	66	October 1999
William Calhoun (1,2,3)	76	February 2000
Thomas Dawson (1,3)	72	January 2006
Louis Fox (2,3)	66	January 2000
Eliseo Gonzalez-Urien (2)	68	January 2006

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee
(3)	Member of Corporate Governance and Nominating Committee

Table No. 6 lists, as of March 23, 2009 the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. Mr. Threlkeld is a citizen of the United States. Messrs. Anthony and Chisholm are citizens of Canada. Mr. Fronk is a citizen of both Canada and the United States.

Table No. 6
Executive Officers

Name	Position	Age	Date of Appointment

James Anthony	Chairman	61	October 1999
Rudi Fronk	President and CEO	50	October 1999
William Threlkeld	Senior Vice President	54	November 2001
Roderick Chisholm	Secretary and CFO	59	August 2004

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

Rudi Fronk has over 25 years experience in the gold industry, including serving as a director and senior officer of several publicly traded gold companies. He was appointed President, CEO and a Director of Seabridge in 1999 and has since that time continuously served in those roles. Mr. Fronk is the past President and Director of Greenstone Resources Ltd. from 1994 to 1999. Prior to 1994, he held positions with Columbia Resources (1992-1993), DRX Inc. (1989-1992), Behre Dolbear & Company (1986-1989), Riverside Associates (1984-1986), Phibro-Salomon (1982-1983), and Amax (1980). Mr. Fronk is a graduate of Columbia University from which he holds a Bachelor of Science in Mining Engineering and a Master of Science in Mineral Economics. Mr. Fronk is also a director of Paramount Gold and Silver Corp. a Canadian public company. Mr. Fronk spends 100% of his time on Seabridge business.

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

William Calhoun is President of W.M. Calhoun Inc., an independent consultant that provides consulting services to the minerals industry in the areas of mining operations, mine planning, mine design, ore reserves and environmental issues. From 1972 through 1981, Mr. Calhoun served as President and CEO of Day Mines, Inc., an American Stock Exchange Company with mining operations in the western United States that was acquired by Hecla Mining. Mr. Calhoun’s extensive public service record includes membership on President Ronald Reagan’s Strategic Minerals Task Force, President Gerald Ford’s Inflation Task Force; Director of the Silver Institute; Trustee of the Northwest Mining Association; Chairman of the Mining Advisors Committee to the Governors of Washington and Idaho; President of the Idaho Mining Association; Chairman of Advisory Committee of Idaho College of Mines; and numerous other civil and professional organizations. Mr. Calhoun has a Bachelor of Science degree in Mining/Geology from the University of Texas at El Paso. Mr. Calhoun spends less than 10% of his time on Seabridge business.

Thomas Dawson has been a Chartered Accountant since 1961. He is a retired senior audit and accounting partner with 40 years of experience at Deloitte & Touche LLP, Chartered Accountants. He received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. Mr. Dawson is also a director of the following Canadian public companies: Waterfurnace Renewable Energy, Energy Split Corp., Energy Split II Corp., R Split II Corp. and Anvil Mining Limited. Mr. Dawson spends less than 10% of his time on Seabridge business.

Louis Fox has more than 25 years experience in precious metals trading, merchanting and merchant banking activities. From 1984 to 1999, Mr. Fox was a Senior Vice President of Gerald Metals, Inc., commodity trading, refining and merchant banking firm, in Stamford, Connecticut. At Gerald Metals, Mr. Fox was the head of the company’s worldwide precious metals group. Prior to Gerald Metals, from 1974 to 1981, Mr. Fox was a Vice President of J. Aron & Co., a precious metals trading firm. Following the acquisition of J. Aron & Co. by Goldman Sachs in 1981, Mr. Fox was a Vice President of Goldman Sachs through 1984. Mr. Fox holds a B.A. from the University of Pittsburgh and a J.D. from the Boston University Law School. Mr. Fox spends less than 10% of his time on Seabridge business.

Eliseo Gonzalez-Urien has over 30 years of experience in the mining industry. From 1989 through 2001 Mr. Gonzalez-Urien held various executive positions with Placer Dome Inc. including Senior Vice President of the parent company and President of Placer Dome Exploration Inc. During this period he was charged with ultimate responsibility for Placer Dome’s worldwide exploration activities. Prior to Placer Dome, Mr. Gonzalez-Urien held senior positions with BHP-Utah Inc. and Noranda. He holds a degree in Geology from the University of Santiago, Chile, followed by post graduate studies in Geology at the University of California, Berkley. Mr. Gonzalez-Urien is also a director of Paramount Gold and Silver Corp. a Canadian public company. Mr. Gonzalez-Urien spends less than 10% of his time on Seabridge business.

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

Roderick Chisholm is a Chartered Accountant and was appointed Secretary of Seabridge in June 2003 and Chief Financial Officer of Seabridge in August 2004. Since 1981, Mr. Chisholm has been a financial officer and corporate secretary of a number of Canadian junior exploration companies. Prior thereto, he was an audit manager with Deloitte & Touche LLP, Chartered Accountants. Mr. Chisholm is also Chief Financial Officer of North Atlantic Resources Ltd. a Canadian public company. Mr. Chisholm spends approximately 80% of his time on Seabridge business.

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

6B. Compensation

Commencing in July 2003, the Company commenced to compensate directors in cash in addition to stock option grants previously granted for their services in their capacity as directors and for committee participation. In 2008, unrelated directors received US$25,000 per annum, the chairman of the audit committee received an additional US$7,500 per annum and the chairman of the compensation committee received US$2,500 per annum, all paid quarterly in arrears.

During 2003, the Company adopted a formalized stock option plan, approved by its shareholders, for the granting of incentive stock options. To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants stock options to directors, executive officers and employees; refer to Item 10A, “Stock Options”.

Table No. 7 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 7
Summary Compensation Table
All Figures in Canadian Dollars unless otherwise noted

Name	Year	Salary		Options Granted (1)		Consulting Fees		Other Compensation Bonus		Directors Fees

Rudi Fronk, President, CEO and Director	2008		$400,000	150,000	(2)		Nil		$100,000		Nil
	2007		$300,000	Nil			Nil		$450,000		Nil
	2006		$300,000	250,000			Nil		Nil		Nil
James Anthony, Chairman	2008		Nil	150,000	(2)		$200,000		$50,000		Nil
	2007		Nil	Nil			$144,000		$216,000		Nil
	2006		Nil	125,000			$144,000		Nil		Nil
Frederick Banfield, Director	2008		Nil	25,000	(2)		Nil		Nil	US$	25,000
	2007		Nil	Nil			Nil		Nil	US$	20,000
	2006		Nil	100,000			Nil		Nil	US$	20,000
William Calhoun, Director	2008		Nil	25,000	(2)		Nil		Nil	US$	25,000
	2007		Nil	Nil			Nil		Nil	US$	21,500
	2006		Nil	100,000			Nil		Nil	US$	21,250
Thomas Dawson Director	2008		Nil	25,000	(2)		Nil		Nil	US$	32,500
	2007		Nil	Nil			Nil		Nil	US$	27,500
	2006		Nil	50,000			Nil		Nil	US$	27,500
Louis Fox, Director	2008		Nil	25,000	(2)		Nil		Nil	US$	25,000
	2007		Nil	Nil			Nil		Nil	US$	20,000
	2006		Nil	100,000			Nil		Nil	US$	20,000
Eliseo Gonzalez- Urien	2008		Nil	25,000	(2)	US$	16,000		Nil	US$	27,500
	2007		Nil	Nil		US$	16,000		Nil	US$	21,250
	2006		Nil	50,000		US$	16,000		Nil	US$	20,000
Roderick Chisholm Secretary and CFO	2008		Nil	40,000	(2)		$160,000		40,000		Nil
	2007		Nil	60,000			$134,334		$67,167		Nil
	2006		Nil	Nil			$120,000		$120,000		Nil
William Threlkeld, Senior VP	2008	US$	165,000	50,000	(2)		Nil	US$	41,250		Nil
	2007	US$	150,000	60,000			Nil	US$	75,000		Nil
	2006	US$	120,000	Nil			Nil	US$	120,000		Nil

(1) The stock options were granted under the stock option plans which are described under “Item 10A”.

(2) These stock option grants, which were made on December 4, 2008, are exercisable for five years at $10.54 each, and are subject to shareholder approval which will be sought at the 2009 shareholders’ meeting.

See Item 7B. Interest of Management in Certain Transactions for items considered.

No funds were set aside or accrued by the Company during Fiscal 2008 to provide pension, retirement or similar benefits for directors or executive officers.

6C. Board Practices

Mandate of the Board

The Company’s board of directors, which is elected annually, is responsible for the supervision of the management of the Company’s business and affairs. Under its governing statute (the Canada Business Corporations Act), the board is required to carry out its duties with a view to the best interests of the Company. The board specifically recognizes its responsibility for the following areas:

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

The frequency of the meetings of the board of directors as well as the nature of agenda items change depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. There are no agreements or understandings for designation of directors. There are no termination agreements for directors.

Composition of the Board

The TSE Report recommends that a board of directors be constituted with a majority of individuals who qualify as “unrelated directors”. The TSE Report defines an “unrelated director” as a director who is independent of management and free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with that director’s ability to act with a view to the best interest of the Company, other than an interest arising from shareholding. The Company does not have a “significant” shareholder, defined in the TSE Report as a shareholder with the ability to exercise a majority of votes for the election of directors.

The directors have examined the relevant definitions in the TSE Report and have individually considered their respective interests in and relationship with the Company. As a consequence, the board has concluded that four of the board’s present seven members are “unrelated” within the meaning of the TSE Report: Frederick A. Banfield; William Calhoun; Thomas C. Dawson; and Louis J. Fox. The Corporate Governance Committee is responsible for reviewing and recommending a suitable approach for the Company to assess director performance.

The board considers seven directors to be an appropriate size for the Board at the current time. The board believes that the inclusion of the President and Chief Executive Officer, Rudi P. Fronk, on the Company’s board of directors is useful to the effective governance of the Company. Each director brings to the board a specific area of expertise which is instrumental in creating a board which is able to implement the Company’s strategy effectively.

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

Corporate Governance and Nominating Committee

The corporate governance and nominating committee is presently composed of all four “un-related” and outside directors. This committee has prepared and obtained approval by the board of written policies on Fair Disclosure, Insider Trading and Conflict of Interest. Reporting to the full board of directors, this committee is mandated to:

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

The compensation of the Company’s executive officers is determined by the Board of Directors upon recommendations made by the Committee. The Committee met twice during the last financial year. The Company’s executive compensation program consists of an annual base salary or consulting fee and a longer-term component consisting of stock options, however, the Committee may also recommend a bonus for management or its directors which is reviewed annually.

6D. Employees

The Company currently has 8 employees and 4 executive officers.

6E. Share Ownership

The Company’s shares are publicly held. The Company is not controlled by another corporation as described in Item 7A.

Table No. 8 lists, as of March 23, 2009, directors and executive officers who beneficially own the Company’s voting securities and the amount of the Company’s voting securities owned by the directors and executive officers as a group.

Table No. 8
Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	James Anthony (1)	1,353,125	3.61%
Common	Rudi Fronk (2)	1,318,000	3.50%
Common	Frederick Banfield (3)	245,000	0.65%
Common	William Calhoun (4)	196,667	0.52%
Common	Thomas Dawson (5)	75,000	0.20%
Common	Louis Fox (6)	350,000	0.93%
Common	Eliseo Gonzalez-Urien (7)	47,000	0.13%
Common	William Threlkeld (8)	336,000	0.90%
Common	Roderick Chisholm (9)	202,400	0.54%

Total Directors/Officers (10)		4,123,192	10.77%

(1)

Of these shares 125,000 represent currently exercisable share purchase options and 543,334 represent shares held indirectly. Not reflected are 150,000 share purchase options which are subject to shareholder approval.

(2)

Of these shares 250,000 represent currently exercisable share purchase options and 18,000 represent shares held indirectly. Not reflected are 150,000 share purchase options which are subject to shareholder approval.

(3)	Of these shares 100,000 represent currently exercisable share purchase options. Not reflected are 25,000 share purchase options which are subject to shareholder approval.
(4)	Of these shares 100,000 represent currently exercisable share purchase options. Not reflected are 25,000 share purchase options which are subject to shareholder approval.
(5)	Of these shares 50,000 represent currently exercisable share purchase options. Not reflected are 25,000 share purchase options which are subject to shareholder approval.

(6)	Of these shares 100,000 represent currently exercisable share purchase options. Not reflected are 25,000 share purchase options which are subject to shareholder approval.
(7)	Not reflected are 25,000 share purchase options which are subject to shareholder approval.
(8)

Of these shares 70,000 represent exercisable share purchase options. Not reflected are 40,000 share purchase options which are subject to certain vesting requirements that have not yet been achieved and 50,000 share purchase options which are subject to shareholder approval.

(9)

Of these shares 160,000 represent exercisable share purchase options. Not reflected are 40,000 share purchase options which are subject to certain vesting requirements that have not yet been achieved and 40,000 share purchase options which are subject to shareholder approval.

(10)	See notes (1) through (9)

Percent of Class number is based on 37,386,185 shares outstanding as of March 23, 2009 and exercisable stock options held by each beneficial holder.

Based upon information provided by the Company’s transfer agent, as of March 23, 2009, approximately 10.7% of the Company’s common shares were held of record by US residents.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

As of March 23, 2009, Pan Atlantic Bank and Trust Ltd. owned 8,001,232 shares of the Company representing 21.4% of the outstanding shares of the Company and FCMI Financial Corporation, a corporation owned by Albert D. Friedberg and members of his immediate family, owned 555,000 shares representing 1.5% of the outstanding shares of the Company. In addition, as of March 23, 2009, Albert D. Friedberg and his spouse owned 43,400 shares of the Company representing 0.1% of the Company. Pan Atlantic Bank and Trust Ltd. is ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. Albert D. Friedberg is the President and a director of Friedberg Mercantile Group Ltd. The Company is not aware of any other person/company who beneficially owns 5% or more of the Company’s voting securities.

No shareholders of the Company have different voting rights from any other shareholder.

There are no arrangements known to the Company, the operation of which as of a subsequent date, could result in a change of control of the Company.

7B. Interest of Management in Certain Transactions

During the fiscal year ended December 31, 2008, Mintec, Inc., a private company controlled by Fred Banfield, a Director of Seabridge, was paid $14,800 (2007 - $33,300, 2006 - $33,900) for technical services provided by his company related to the mineral properties. These technical services were for consulting and computer software for geologic modeling, reserve estimation, mine planning and database management. The Company negotiated the agreement at arms length, after the Company reviewed all available software in the marketplace and determined that the agreement negotiated with Mintec was the most cost effective available.

During the fiscal years ended December 31, 2008, 2007, and 2006, Suma Investments Inc., a private company controlled by James Anthony, the Chairman and a director of Seabridge was paid $250,000, $360,000, and $144,000, respectively, for corporate consulting services rendered. The Company negotiated the agreement at arms length, after the Company reviewed available compensation data from comparable companies and determined that the agreement negotiated with Suma Investments was reasonable.

During the fiscal years ended December 31, 2008, 2007, and 2006, Eliseo Gonzalez-Urien, a director of Seabridge was paid $16,600, $17,300 and $18,000, respectively, for geological consulting services rendered. The Company negotiated the agreement at arms length, after the Company reviewed available compensation data from comparable consulting firms and determined that the agreement negotiated with Mr. Gonzalez-Urien was reasonable.

Pan Atlantic Bank and Trust Ltd. has been an investor in two convertible debt offerings and two private placements of common shares by Seabridge. Pan Atlantic Bank and Trust Ltd.’s sole shareholder is FCMI Financial Corporation.

None of the Company’s interests in its mineral properties were acquired from affiliates.

7C. Interests of Experts and Counsel

Not applicable

Item 8. Financial Information

8A. Consolidated Financial Statements

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report. The audit report of KPMG LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

8B. Significant Changes

There have been no undisclosed significant changes of financial condition since the most recent financial statements dated December 31, 2008.

Item 9. The Offer and Listing

9A. Offer and Listing Details

The Company’s common shares began trading on the Vancouver Stock Exchange (now the TSX Venture Exchange) in Vancouver, British Columbia, Canada in September 1979. On July 14, 2008 the Company’s common shares commenced trading on the Toronto Stock Exchange and ceased trading on the TSX Venture Exchange. The current stock symbol is “SEA”, and the CUSIP number is #811916105.

The Company’s common shares began trading on the American Stock Exchange in the United States in April 2004. In late 2008, the American Stock Exchange was purchased by the New York Stock Exchange and since that time, the Company’s shares trade on the NYSE Amex stock exchange (formerly NYSE Alternext Exchange). The current stock symbol is “SA”.

Table No. 9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange and Toronto Stock Exchange for the Company’s common shares over the disclosed periods for the last 8 fiscal quarters, the most recent 8 months and the last five fiscal years. The corresponding trading information for the Company’s trading on the American Stock Exchange and NYSE Amex stock exchange is shown in Table No. 9.

Table No. 9
Common Share Trading Activity

	TSX Venture and TSE (“SEA”) (Canadian Dollars)				NYSE Amex (“SA”) (United States Dollars)

	Volume	High	Low	Close	Volume	High	Low	Close

Annual Information

2008	3,830,098	$33.09	$7.50	$15.76	76,676,567	$33.55	$6.19	$13.08
2007	9,372,726	$39.00	$12.98	$29.29	95,565,460	$39.50	$11.02	$29.44
2006	8,767,525	$17.25	$9.15	$16.55	48,816,200	$15.30	$8.13	$14.12
2005	6,202,194	$12.00	$2.40	$11.01	26,737,194	$10.49	$1.91	$9.40
2004	5,228,619	$6.00	$2.90	$4.30	4,596,350	$4.20	$2.12	$3.63

Quarterly Information
3 Months Ended 31-Dec-08	796,000	$18.51	$7.50	$15.76	21,350,954	$17.55	$6.19	$13.08
3 Months Ended 30-Sep-08	1,033,602	$23.39	$12.88	$18.77	16,011,186	$23.47	$12.00	$17.01
3 Months Ended 30-Jun-08	695,874	$24.70	$20.20	$22.50	12,541,794	$24.82	$19.89	$22.00
3 Months Ended 31-Mar-08	1,304,622	$33.09	$18.60	$24.31	26,772,633	$33.55	$17.75	$24.45

3 Months Ended 31-Dec-07	1,775,750	$39.00	$23.09	$29.29	24,899,116	$39.50	$23.85	$29.44
3 Months Ended 30-Sep-07	2,008,758	$35.23	$22.01	$30.06	40,196,000	$33.49	$20.60	$30.18
3 Months Ended 30-Jun-07	4,049,104	$22.10	$15.50	$21.67	18,621,148	$20.94	$14.31	$20.51
3 Months Ended 31-Mar-07	1,539,114	$20.05	$12.98	$16.75	11,849,196	$17.31	$11.02	$14.60

Monthly Information
February 2009	376,300	$24.46	$15.53	$21.60	7,360,607	$19.63	$12.88	$16.93
January 2009	157,900	$18.71	$14.29	$16.97	7,888,587	$15.63	$11.36	$13.67
December 2008	225,500	$17.99	$10.16	$15.76	7,430,982	$15.72	$8.06	$13.08
November 2008	136,900	$14.39	$9.69	$13.80	4,833,331	$11.64	$7.41	$11.01
October 2008	433,600	$18.51	$7.50	$11.66	9,086,641	$17.55	$6.19	$9.78
September 2008	609,774	$20.28	$12.88	$18.17	7,792,296	$19.80	$12.00	$17.01
August 2008	213,100	$20.99	$15.33	$16.28	3,972,913	$20.79	$14.38	$15.27
July 2008	210,728	$23.29	$19.04	$20.46	4,245,977	$23.47	$18.75	$19.86

American Depository Receipts. Not applicable.
Other Securities to be Registered. Not applicable

9B. Plan and Distribution

Not Applicable

9C. Markets

The Company’s common shares currently trade on the Toronto Stock Exchange under the symbol “SEA” and on the NYSE Amex stock exchange under the symbol “SA”.

9D. Selling Shareholders

Not Applicable

9E. Dilution

Not Applicable

9F. Expenses of the Issue

Not Applicable

Item 10. Additional Information

10A. Share Capital

Stock Option Plan

During 2003, the Company adopted a formalized stock option plan, approved by its shareholders, for the granting of incentive stock options. The shareholders have approved a total of 4,050,000 options under the stock option plan. To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants stock options to directors, executive officers and employees. The plan provides for options to be granted at market prices for periods up to five years. For directors and senior management, certain option grants are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders. Grants to other employees and consultants do not have the two-tiered provision.

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

10B. Memorandum and Articles of Association

Information regarding the Company’s Certificate of Incorporation, By-Laws and other charter documents is incorporated by reference to Item 10B to the Company’s registration statement on Form 20-F dated February 18, 2004.

10C. Material Contracts

The Company considers the following as material contracts, which have been entered into by the Company which are currently in effect:

1.	Agreement for the purchase and sale of the Red Mountain Project and Willoughby Joint Venture between Seabridge and North American Metals Corp.
2.	Agreement between the Company and Platoro West Incorporated covering the Castle/Black Rock project;
3.	Agreement between the Company and Platoro West Incorporated covering the Hog Ranch project;

4.	Agreement between the Company and Placer Dome covering the Kerr/Sulphurets project;
5.	Agreement between the Company and Atlas covering the Grassy Mountain project;
6.	Agreement between the Company and Quartz Mountain Resources covering the Quartz Mountain project.
7.	Agreement between the Company and Noranda Inc. covering the Kerr/Sulphurets project.
8.	Agreement between the Company, Newmont Canada and Total Resources covering the Courageous Lake project.
9.	Agreement between the Company and Minera Hecla S.A. de C.V. covering the Noche Buena project.
10.	Agreements between the Company, Minera Seabridge Gold, S.A DE C.V. and Minera El Bermejal, S. DE R.L. DE C.V. dated December 11, 2008 covering the sale of the Noche Buena project (*).

Details and a discussion of each material contract are given in the detailed property section contained in Item 4 of this Annual Report. Copies of these contracts were filed as exhibits to the Company’s registration statement on Form 20-F dated February 18, 2004 except #9 which was filed in March 2007 and #10 which is filed with this Annual Report.

10D. Exchange Controls and Other Limitations Affecting Security Holders

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

The Investment Canada Act (the “IC Act”) governs acquisitions of Canadian businesses by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of “control” in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement (“NAFTA”) and/or the World Trade Organization (“WTO”) (“WTO National”), any direct acquisition during 2009 having an asset value exceeding $312,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada. This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural businesses (i.e. the publication, distribution or sale of books, magazines, periodicals newspapers (other than printing or typesetting businesses) or music in print or machine readable form, radio, television, cable and satellite broadcasting and satellite programming and broadcast network services; the publication, distribution, sale or exhibition of film or video products and audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

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

10E. Taxation

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations there under (collectively, the “Tax Act” or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Revenue Agency. It has been assumed that there will be no other relevant amendments of any governing law, although no assurance can be given in this respect. This summary does not take into account provincial income tax consequences.

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

Disposition of Common Shares
A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the Common Share constitutes “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as inventory or the property was used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real property, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax considerations applicable to the ownership of common shares of the Company. Unless otherwise stated, this summary deals only with shareholders that are U.S. Holders (as defined below) who hold their common shares as capital assets.

This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated there under by the Internal Revenue Service (“IRS”), administrative and judicial interpretations thereof, and the U.S.-Canada Tax Treaty, each as in effect as of the date of this Annual Report. These sources may change, possibly with retroactive effect, and are open to differing interpretations.

As used in this section, the term “U.S. Holder” means a beneficial owner of a common share who is:

–	an individual citizen or resident of the United States or an individual treated as a U.S. citizen or resident for U.S. federal income tax purposes;

–	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;

–	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

–

any trust if (A)(i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) such trust validly elects to be treated as a United States person.

The term “Non-U.S. Holder” means a beneficial owner of a common share that is an individual, corporation, estate or trust and is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder are discussed below.

This summary does not discuss all aspects of U.S. federal income taxation that may be applicable to persons in light of their particular circumstances or to persons who are subject to special treatment under U.S. federal income tax law, including: insurance companies; dealers in stocks, securities or currencies; financial institutions and financial services entities; regulated investment companies; tax-exempt organizations; individual retirement and other tax-deferred accounts; and persons liable for the alternative minimum tax. This summary also does not consider the possible application of U.S. federal gift or estate tax or alternative minimum tax, nor any state or local tax consequences.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns common shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns common shares and the partners in such partnership should consult their tax own advisors about the U.S. federal income tax consequences of holding and disposing of common shares.

All persons are urged to consult their own tax advisors as to the particular tax consequences to them of an investment in the Company’s common shares, including the effect and applicability of United States federal, state, local and foreign income and other tax laws (including estate and gift tax laws) and tax treaties.

Distributions Paid on the Common Shares

 Unless the Company is treated as a “Passive Foreign Investment Company,” or PFIC, as discussed below, a U.S. Holder generally will be required to include in its gross income as ordinary dividend income the amount of any distributions paid on the common shares, including the amount of any Canadian taxes withheld, to the extent that those distributions are paid out of the Company’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions in excess of the Company’s earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its common shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those common shares. The Company’s dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations.

 Dividends that the Company pays in Canadian dollars, including the amount of any Canadian taxes withheld therefrom, will be included in the income of a U. S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in Canadian dollars and converts them into U.S. dollars at an exchange rate other than the rate in effect on such day will have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15%. Distributions taxable as dividends paid on the common shares should qualify for the 15% rate provided that the Company is not a passive foreign investment company (as described below) for U.S. tax purposes and that either: (i) the Company is entitled to benefits under the income tax treaty between the United States and Canada, referred to as the U.S.-Canada Tax Treaty, or (ii) the common shares are readily tradable on an established securities market in the United States and certain other requirements are met. The Company believes that it is entitled to benefits under the U.S.-Canada Tax Treaty and that the common shares currently are readily tradable on an established securities market. However, no assurance can be given that the common shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the common shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from PFICs, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.

Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on the common shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States, in which case a corporate Non-U.S. Holder may also be subject to the U.S. branch profits tax.

Foreign Tax Credit

Any dividend income resulting from distributions the Company pays to a U.S. Holder with respect to its common shares generally will be treated as foreign source income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, Canadian tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividend that the Company distributes generally will constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each investor who is a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the common shares would be foreign source income and whether and to what extent that investor would be entitled to a foreign tax credit.

Disposition of Common Shares

Unless the Company is treated as a PFIC, upon the sale or other disposition of common shares a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the common shares.

Gain or loss upon the disposition of the common shares will be treated as long-term if, at the time of the sale or disposition, the common shares were held for more than one year. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of common shares will be U.S. source income or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which are held for the purpose of producing passive income. Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.

The U.S. tax rules that apply to U.S. shareholders in a PFIC continue to apply to such shareholders in subsequent year in which the foreign corporation is not a PFIC unless the foreign corporation is purged of its PFIC “taint” as to such shareholders (i.e. by a deemed sale election or the investor makes a QEF election for the first year of its holding period during which the foreign corporation is a PFIC.

PFIC status can have significant adverse tax effects on U.S. shareholders of foreign corporations. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Information Reporting and Backup Withholding

Payments in respect of common shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if the holder (i) is a corporation or comes within certain exempt categories, and demonstrates the fact when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certification. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Any U.S. holder who holds 10% or more in vote or value of the Company’s common shares will be subject to certain additional United States information reporting requirements.

10F. Dividends and Paying Agents
Not applicable

10G. Statements by Experts
Not applicable

10H. Documents on Display

The documents included as exhibits in Item 19 of this Report have been filed with the Securities and Exchange Commission (“SEC”) with the Company’s reports on Forms 6-K and 20-F, and may be reviewed at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. Copies may be obtained, upon payment of a duplication fee, by writing the SEC or reviewed on the SEC’s website (http://www.sec.gov).

Documents filed for Canadian regulatory agencies may be viewed on SEDAR at www.sedar.com.

10I. Subsidiary Information

Not Applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company’s mineral properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, Seabridge’s market risks are somewhat minimized. The Company does, however, have future property payments due in United States currency. As a Canadian Company, Seabridge’s cash balances are kept in Canadian funds. Therefore, Seabridge is exposed to some exchange rate risks. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

The Company has the following total anticipated required property, royalty and tax payments due in US dollars for the next 3 fiscal years by individual property:

	Payments Due (US$)
Property	2009	2010	2011

Grassy Mountain	$107,100	$107,100	$107,100
Quartz Mountain	$10,000	$10,000	$10,000
Castle/Black Rock	$41,700	$41,700	$41,700
Hog Ranch	$57,700	$57,700	$57,700
Other Nevada Properties	$448,600	$458,600	$458,600

The Company maintains a significant amount of cash and cash equivalents as well as funds in short term deposits. The Company relies upon this cash to meet its future needs. As the funds are in interest bearing accounts, the Company has some interest rate risk. However, as the Company is primarily concerned with the preservation of the capital for anticipated general and property expenditures and is not dependent upon the interest from these accounts to meet its ongoing requirements, management considers the interest rate risk to be minimal and to have little to no effect on the Company’s operations.

The Company’s cash and short-term deposits are invested in Canadian Schedule A banks.

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

(a) Disclosure Controls and Procedures

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

(b) Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008 and no material weaknesses were discovered.

(c) Attestation Report of the Registered Public Accounting Firm

As the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act and the Company is an accelerated filer, the Company is required to provide an auditor’s report on the effectiveness of internal control over financial reporting. The Company’s auditor has provided an opinion on the effectiveness of internal controls over financial reporting for the year ended December 31, 2008. The auditor’s opinion is included with the financial statements in this Annual Report.

(d) Changes in Internal Controls Over Financial Statements

During the 2008 fiscal year, there were no changes in the Company’s internal controls over financial reporting based upon the evaluation of such controls by management that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. Nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective action. See Item 5B of this Annual Report.

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Thomas Dawson, Chairman of the Audit Committee, is the audit committee financial expert and is an “independent director”, as defined pursuant to Item 407(d)(5) of SEC Regulation S-K.. The Securities and Exchange Commission has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations, or liability on that person that are greater than those opposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

Item 16B. Code of Business Ethics

The Code of Business Ethics was approved in November 2007. The Code is available on the Company’s website at www.seabridgegold.net and from the Company’s office.

During the most recently completed fiscal year, the Company has not granted any waiver including an explicit waiver, from a provision of the Code of Business Ethics to any executive officer or director.

Item 16C. Principal Accountant Fees and Services

The aggregate fees billed for each of the last two fiscal years for professional services rendered by KPMG LLP, the Company’s Auditors, are as follows:

	2008	2007

Audit fees	$130,000	$136,000
Audit related fees	39,000	30,000
Tax Fees	13,500	3,500
All Other Fees	0	0

	$182,500	$169,500

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F. Change in Registrant’s Certifying Accountants

Not Applicable

Item 16G. Corporate Governance

The Company is subject to a variety of corporate governance guidelines and requirements of the Toronto Stock Exchange, the NYSE Amex exchange, the Canadian Securities Administrators and the US Securities and Exchange Commission. The Company believes that it meets or exceeds the applicable corporate governance requirements. Although the Company is listed on the NYSE-Amex exchange, the Company is not required to comply with all of that exchange’s corporate governance rules which are applicable to the U. S. companies. The significant ways in which the NYSE-Amex corporate governance rules differ for the Company, as a foreign company, are a reduced quorum requirement for shareholder meetings, shareholder approval for issuance of common shares that could result in a 20% increase in the number of outstanding common shares, and shareholder approval for amendments to option plans.

Part III

Item 17. Financial Statements

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 11 to the 2008 audited consolidated financial statements.

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

Audited Financial Statements
Report of Independent Registered Public Accounting Firm to the Board of Directors dated March 20, 2009.

Consolidated Balance Sheets at December 31, 2008 and 2007

Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2008, 2007 and 2006.

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2008, 2007 and 2006.

Consolidated Statements of Accumulated Other Comprehensive Loss for the Years Ended December 31, 2008, 2007 and 2006.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2007, and 2006.

Notes to Consolidated Financial Statements at December 31, 2008 and 2007 and for the Years Ended December 31, 2008, 2007 and 2006.

Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm to the Board of Directors dated March 20, 2009.

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

	2.	Agreement between the Company and Platoro West Incorporated covering the Castle/Black Rock project (incorporated by reference to Exhibit 4-2 in Initial Form 20-F).
	3.	Agreement between the Company and Platoro West Incorporated covering the Hog Ranch project (incorporated by reference to Exhibit 4-3 in Initial Form 20-F).
	4.	Agreement between the Company and Placer Dome covering the Kerr/Sulphurets project (incorporated by reference to Exhibit 4-4 in Initial Form 20-F).
	5.	Agreement between the Company and Atlas covering the Grassy Mountain project (incorporated by reference to Exhibit 4-5 in Initial Form 20-F).
	6.	Agreement between the Company and Quartz Mountain Resources covering the Quartz Mountain project (incorporated by reference in Exhibit 4-9 in Initial Form 20-F).
	7.	Agreement between the Company and Noranda Inc. covering the Kerr/Sulphurets project (incorporated by reference to Exhibit 4-7 in Initial Form 20-F).

8.	Agreement between the Company, Newmont Canada and Total Resources covering the Courageous Lake project (incorporated by reference to Exhibit 4-8 in Initial Form 20-F).
9.	Agreement between the Company and Minera Hecla S.A. de C.V. covering the Noche Buena project (incorporated by reference to Exhibit 9 to the Company’s Form 20-F for the year ended December 31, 2006).
10.(*)	Agreements between the Company, Minera Seabridge Gold, S.A DE C.V. and Minera El Bermejal, S. DE R.L. DE C.V. dated December 11, 2008 covering the sale of the Noche Buena project

5.	List of Foreign Patents – N/A
6.	Calculation of earnings per share – N/A
7.	Explanation of calculation of ratios – N/A
8.	List of Subsidiaries
	a)	Seabridge Gold Corporation, a Nevada corporation incorporated December 28, 2001, 100% owned.
	b)	Pacific Intermountain Gold Corporation, a Nevada corporation incorporated on April 26, 2002, 100% owned
	c)	5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories on July 9, 2002, 100% owned.
	d)	Minera Seabridge Gold SA de CV, a company incorporated in Mexico, 100% owned and which was sold in December 2008.

9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.	Rule 104 Notice – N/A

11.	Code of Business Ethics – Revised on November 7, 2007(*)

12.	Certifications

12.1(*) Rule13a-14(a)/Rule15d-14(a) Certification of Chief Executive Officer

12.2(*) Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Financial Officer

13.	Rule 13a-14(b) Certifications

13.1(*) Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(*) Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.	Opinion – N/A

(*)	Filed herewith

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seabridge Gold Inc.

We have audited the accompanying consolidated balance sheets of Seabridge Gold Inc. (“the Company”) as of December 31, 2008 and December 31, 2007 and the related consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 11 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 20, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP
Toronto, Canada	Chartered Accountants, Licensed Public Accountants
March 20, 2009

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seabridge Gold Inc.

We have audited Seabridge Gold Inc.‘s (the “Company”) internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting within Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

F - 1A

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and December 31, 2007, and the related consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 20, 2009, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Toronto, Canada	Chartered Accountants, Licensed Public Accountants
March 20, 2009

F - 1B

SEABRIDGE GOLD INC.

Consolidated Balance Sheets December 31, 2008 and 2007 (in Canadian dollars)

	2008	2007

ASSETS
Current Assets
Cash and cash equivalents (Note 3)	$8,098,982	$13,480,147
Short-term deposits (Note 3)	30,895,622	11,557,493
Amounts receivable and prepaid expenses	237,894	420,069
Marketable securities	90,758	240,695

	39,323,256	25,698,404

Mineral Interests (Note 4)	69,028,974	62,667,850

Reclamation Deposits (Note 5)	1,324,400	1,305,171

Property and Equipment	124,930	190,308

	$109,801,560	$89,861,733

LIABILITIES
Current liabilities
Accounts payable and accruals	$3,368,963	$678,827
Income taxes payable (Note 4(i))	5,326,034	–

	8,694,997	678,827

Provision for Reclamation Liabilities (Note 5)	1,998,988	1,849,475
Future Income Tax Liabilities (Notes 6 and 9)	–	586,562

	10,693,985	3,114,864

SHAREHOLDERS’ EQUITY (Note 6)
Share Capital	110,220,772	109,736,473
Stock Options	6,033,805	4,282,974
Contributed Surplus	19,500	19,500

Deficit	(17,061,209)	(27,350,897)
Accumulated Other Comprehensive Loss	(105,293)	58,819

	99,107,575	86,746,869

	$109,801,560	$89,861,733

COMMITMENTS (Note 10)
SUBSEQUENT EVENTS (Note 4(d))

See accompanying notes to consolidated financial statements

On Behalf of the Board of Directors

Rudi P. Fronk	James S. Anthony
Director	Director

Consolidated Statements of Operations and Deficit For the Years Ended December 31, 2008, 2007 and 2006 (in Canadian dollars)

	2008	2007	2006

Expenditures
Corporate and general expenses	$(5,594,818)	$(6,688,504)	$(4,747,724)
Gain on sale of Noche Buena project	19,891,071	–	–
Interest income	621,099	822,563	362,957
Gain on sale of marketable securities	–	–	88,800
Write-down of investment (Note 4(c))	–	–	(749,450)
Foreign exchange (gains) losses	378,325	(295,843)	(161,267)

Income (Loss) Before Income Taxes	15,295,677	(6,161,784)	(5,206,684)
Income (taxes) recoveries (Notes 6(a)(ii) and 9)	(5,005,989)	620,000	1,906,684

Net Profit (Loss) for Year	10,289,688	(5,541,784)	(3,300,000)
Deficit, Beginning of Year	(27,350,897)	(21,809,113)	(18,509,113)

Deficit, End of Year	$(17,061,209)	$(27,350,897)	$(21,809,113)

Profit (Loss) per Share – basic	$0.28	$(0.15)	$(0.10)

Profit (Loss) per Share – diluted (Note 2(k))	$0.27	$(0.15)	$(0.10)

Weighted Average Number of Shares Outstanding - Basic	37,327,201	35,991,034	33,458,517

Weighted Average Number of Shares Outstanding - Diluted	37,867,620	35,991,034	33,458,517

Consolidated Statements of Comprehensive Income For the Years Ended December 31, 2008, 2007 and 2006 (in Canadian dollars)

	2008	2007	2006

Net Profit (Loss) for Year	$10,289,688	$(5,541,784)	$(3,300,000)
Other Comprehensive (Loss) Income	(164,112)	58,819	–

Comprehensive Income (Loss)	$10,125,576	$(5,482,965)	$(3,300,000)

Consolidated Statements of Accumulated Other Comprehensive Loss For the Years Ended December 31, 2008, 2007 and 2006 (in Canadian dollars)

	2008	2007	2006

Balance, Beginning of Year	$(58,819)	$–	$–
Other Comprehensive Loss (Income)	164,112	(58,819)	–

Balance, End of Year	$105,293	$(58,819)	$–

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows For the Years Ended December, 2008, 2007 and 2006 (in Canadian dollars)

	2008	2007	2006

Cash Used for Operations
Net profit (loss) for year	$10,289,688	$(5,541,784)	$(3,330,000)

Items not involving cash
Gain on sale of Noche Buena project	(19,891,071)	–	–
Stock option compensation	1,852,004	2,830,270	1,978,807
Write-down of investment	–	–	749,450
Unrealized foreign exchange gains	(266,524)	–	(53,768)
Accretion (Note 5)	158,713	145,665	123,214
Amortization	40,754	24,761	2,611
Income tax recoveries	(586,562)	(620,000)	(1,906,684)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	182,175	(327,520)	32,269
Accounts payable and accruals	76,063	138,540	43,793
Income taxes payable	5,592,558	–	–

	(2,552,202)	(3,350,068)	(2,330,308)

Investing Activities
Mineral interests	(14,706,219)	(8,350,885)	(14,571,174)
Proceeds on sale of Noche Buena project	30,842,488	–	–
Short-term deposits	(19,338,129)	(11, 557,493)	5,871,753
Reclamation deposits	(19,229)	(200,000)	(20,900)
Property and Equipment	9,000	(174,339)	(30,921)

	(3,212,089)	(20, 282,717)	(8,751,242)

Financing Activities
Issue of share capital and warrants	383,126	31,327,426	12,545,702

Net Cash (Used for) Provided	(5,381,165)	7,694,641	1,464,152

Cash and Cash Equivalents, Beginning of Year	13,480,147	5,785,506	4,321,354

Cash and Cash Equivalents, End of Year	$8,098,982	$13,480,147	$5,785,506

Cash and Cash Equivalents, End of Year:
Cash and cash equivalents	$8,098,982	$13,480,147	$5,578,691
Cash held for exploration expenditures	–	–	206,815

	$8,098,982	$13,480,147	$5,785,506

Supplementary Non-cash Investing Activities
Changes in Liabilities in Mineral Interests	$94,251	$1,054,875	$(300,248)

Unpaid Commissions on Sale of Noche Buena	$2,505,647	$–	$–

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements At December 31, 2008 and 2007 and For the Years Ended December 31, 2008, 2007 and 2006 (in Canadian dollars, except where noted)

1.	NATURE OF OPERATIONS

The Company is engaged in the acquisition, exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The ability of the Company to carry out its business plan rests with its ability to continue to secure equity financings and/or the sale or joint venture of its properties.

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

These consolidated financial statements include the accounts of Seabridge Gold Inc. and its wholly-owned subsidiaries, Seabridge Gold Corp., a company incorporated under the laws of the State of Nevada, USA, 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories of Canada; Pacific Intermountain Gold Inc. (“PIGCO”), a company incorporated under the laws of the State of Nevada, USA and Minera Seabridge Gold SA de CV, a company incorporated in Mexico in 2006 to hold the Noche Buena project. The Mexican company and project were sold in December 2008. All significant inter-company transactions and balances have been eliminated.

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

The Emerging Issues Committee of the CICA issued EIC-126 – “Accounting by Mining Enterprises for Exploration Costs” which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG-11) affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment”, paragraph 21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the Committee’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required. Any resulting write-downs are charged to the statement of operations. In February 2009, Draft EIC D78 was issued which proposes changes to EIC -126 to provide additional guidance for mining exploration enterprises on when an impairment test is required.

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

Short-term investments in marketable securities accounted for as available for sale securities are recorded at market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. The securities are recorded at market value at December 31, 2008 and 2007.

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

Basic (profit) loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share which assumes that stock options with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the year, or time of issue. Stock options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted profit per share as the effect is anti-dilutive. There were 305,000 options which were not included in the diluted profit per share as they would be anti-dilutive. As the Company incurred net losses for the years ended December 31, 2007 and 2006, all outstanding options and warrants have been excluded from the calculation of diluted loss per share for those years. The diluted weighted average number of common shares for the year ended December 31, 2008 was as follows:

Basic weighted average number of common shares outstanding for 2008	37,327,201
Incremental number of common shares on assumed exercise of stock options	540,419

Weighted average number of common shares used for diluted profit per share	37,867,620

l)	Use of Estimates

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

The Company has adopted the following new accounting policies effective January 1, 2008 as issued by the Canadian Institute of Chartered Accountants (“CICA”):

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject. The Company has included disclosures recommended by the new Handbook section in Note 6 to the consolidated financial statements for the year ended December 31, 2008.

Financial Instruments – Disclosures and Financial Instruments - Presentation

In December 2006, the CICA issued Handbook Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861 Financial Instruments - Disclosures and Presentation including required disclosure of the assessment of the significance of financial instruments for an entity’s financial position and performance; and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation related requirements of Section 3861. The Company has included disclosures recommended by the new handbook section in Note 8 to the consolidated financial statements for the year ended December 31, 2008.

n)	Changes in Accounting Policies Not Yet Adopted

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 Goodwill and Intangible Assets which is required to be adopted for fiscal years beginning on or after October 1, 2008. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. The Company is currently evaluating the impact of this new standard.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company has begun assessing the adoption of IFRS for 2011, and the identification of the new standards and their impact on financial reporting. At this time, the Company has not determined the impact of the transition to IFRS.

Business Combinations, Consolidated Financial Statements, Non-controlling Interests

The CICA issued Handbook Sections 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests and are effective for years beginning on or after January 1, 2011. These Handbook Sections replace 1581 Business Combinations and 1600 Consolidated Financial Statements and establish a new Section for accounting for non-controlling interest in a subsidiary. The Company is currently evaluating the impact of these new standards.

3.	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	2008	2007

Cash	$8,098,982	$1,416,376
Canadian bank guaranteed notes	30,895,622	23,621,264

	38,994,604	25,037,640
Short-term deposits	(30,895,622)	(11,557,493)

Cash and cash equivalents	$8,098,982	$13,480,147

Short-term deposits consist of Canadian Schedule A bank guaranteed notes with a term of one year to December 2009. The short-term deposits amounting to $30,895,622 held at December 31, 2008 were issued for a one year period in December 2008 but are cashable in whole or in part with interest at any time to maturity. All of the cash is held in a Canadian Schedule A bank.

4.	MINERAL INTERESTS

Expenditures made on account of mineral interests by the Company were as follows:

		2008

Property and Expense	Balance, December 31, 2007	Expenditures	Recoveries	Balance, December 31, 2008

Courageous Lake
Acquisition costs	$8,402,305	$100,000	$–	$8,502,305
Deferred exploration	12,688,309	717,532	–	13,405,841

	21,090,614	817,532	–	21,908,146

Castle Black Rock
Acquisition costs	140,426	–	–	140,426
Deferred exploration	332,135	43,534	–	375,669

	472,561	43,534	–	516,095

Grassy Mountain
Acquisition costs	2,261,299	–	–	2,261,299
Deferred exploration	1,100,279	107,221	–	1,207,500

	3,361,578	107,221	–	3,468,799

Hog Ranch
Acquisition costs	443,838	–	–	443,838
Deferred exploration	762,498	70,982	–	833,480

	1,206,336	70,982	–	1,277,318

KSM
Acquisition costs	15,306,546	–	–	15,306,546
Deferred exploration	10,008,860	10,824,843	–	20,833,703

	25,315,406	10,824,843	–	36,140,249

Quartz Mountain
Acquisition costs	357,139	–	–	357,139
Deferred exploration	94,258	–	–	94,258

	451,397	–	–	451,397

Red Mountain
Acquisition costs	82,090	–	–	82,090
Deferred exploration	1,028,530	296,160	–	1,324,690

	1,110,620	296,160	–	1,406,780

Pacific Intermountain Gold Corp.
Acquisition costs	–	–	–	–
Deferred exploration	3,000,032	462,223	(14,175)	3,448,080

	3,000,032	462,223	(14,175)	3,448,080

Other Nevada Projects
Acquisition costs	20,000	–	–	20,000
Deferred exploration	322,925	69,185	–	392,110

	342,925	69,185	–	412,110

Noche Buena, Mexico
Acquisition costs	4,888,270	1,820,609	(6,708,879)	–
Deferred exploration	1,428,111	276,482	(1,704,593)	–

	6,316,381	2,097,091	(8,413,472)	–

Total

Acquisition costs	31,901,913	1,920,609	(6,708,879)	27,113,643

Deferred exploration	30,765,937	12,868,162	(1,718,768)	41,915,331

Total Mineral Interests	$62,667,850	$14,788,771	$(8,427,647)	$69,028,974

		2007

Property and Expense	Balance, December 31, 2006	Expenditures	Recoveries	Balance, December 31, 2007

Courageous Lake
Acquisition costs	$8,302,305	$100,000	$–	$8,402,305
Deferred exploration	12,072,797	615,512	–	12,688,309

	20,375,102	715,512	–	21,090,614

Castle Black Rock
Acquisition costs	140,426	–	–	140,426
Deferred exploration	289,198	42,937	–	332,135

	429,624	42,937	–	472,561

Grassy Mountain
Acquisition costs	2,261,299	–	–	2,261,299
Deferred exploration	986,741	113,538	–	1,100,279

	3,248,040	113,538	–	3,361,578

Hog Ranch
Acquisition costs	443,838	–	–	443,838
Deferred exploration	700,888	61,610	–	762,498

	1,144,726	61,610	–	1,206,336

KSM (Kerr-Sulphurets-Mitchell)
Acquisition costs	15,061,208	245,338	–	15,306,546
Deferred exploration	3,717,826	6,291,034	–	10,008,860

	18,779,034	6,536,372	–	25,315,406

Quartz Mountain
Acquisition costs	357,139	–	–	357,139
Deferred exploration	85,348	8,910	–	94,258

	442,487	8,910	–	451,397

Red Mountain
Acquisition costs	82,090	–	–	82,090
Deferred exploration	859,180	169,350	–	1,028,530

	941,270	169,350	–	1,110,620

Pacific Intermountain Gold Corp.
Acquisition costs	–	–	–	–
Deferred exploration	2,488,602	556,261	(44,831)	3,000,032

	2,488,602	556,261	(44,831)	3,000,032

Other Nevada Projects
Acquisition costs	20,000	–	–	20,000
Deferred exploration	254,602	68,323	–	322,925

	274,602	68,323	–	342,925

Noche Buena, Mexico
Acquisition costs	4,888,270	–	–	4,888,270
Deferred exploration	250,423	1,177,688	–	1,428,111

	5,138,693	1,177,688	–	6,316,381

Total

Acquisition costs	31,556,575	345,338	–	31,901,913

Deferred exploration	21,705,605	9,105,163	(44,831)	30,765,937

Total Mineral Interests	$53,262,180	$9,450,501	$(44,831)	$62,667,850

		2006

Property and Expense	Balance, December 31, 2005	Expenditures	Recoveries	Balance, December 31, 2006

Courageous Lake
Acquisition costs	$8,252,305	$50,000	$–	$8,302,305
Deferred exploration	7,519,488	4,553,309	–	12,072,797

	15,771,793	4,603,309	–	20,375,102

Castle Black Rock
Acquisition costs	140,426	–	–	140,426
Deferred exploration	243,642	45,556	–	289,198

	384,068	45,556	–	429,624

Grassy Mountain
Acquisition costs	2,261,299	–	–	2,261,299
Deferred exploration	844,548	142,193	–	986,741

	3,105,847	142,193	–	3,248,040

Hog Ranch
Acquisition costs	443,838	–	–	443,838
Deferred exploration	629,850	71,038	–	700,888

	1,073,688	71,038	–	1,144,726

KSM
Acquisition costs	465,542	14,595,666	–	15,061,208
Deferred exploration	61,382	3,656,444	–	3,717,826

	526,924	18,252,110	–	18,779,034

Quartz Mountain
Acquisition costs	357,139	–	–	357,139
Deferred exploration	85,348	–	–	85,348

	442,487	–	–	442,487

Red Mountain
Acquisition costs	82,090	–	–	82,090
Deferred exploration	690,720	168,460	–	859,180

	772,810	168,460	–	941,270

Pacific Intermountain Gold Corp.
Acquisition costs	14,860	–	(14,860)	–
Deferred exploration	2,060,644	472,568	(44,610)	2,488,602

	2,075,504	472,568	(59,470)	2,488,602

Other Nevada Projects
Acquisition costs	20,000	–	–	20,000
Deferred exploration	193,416	61,186	–	254,602

	213,416	61,186	–	274,602

Noche Buena, Mexico
Acquisition costs	28,901	4,859,369	–	4,888,270
Deferred exploration	–	250,423	–	250,423

	28,901	5,109,792	–	5,138,693

Total

Acquisition costs	12,066,400	19,505,035	(14,860)	31,556,575

Deferred exploration	12,329,038	9,421,177	(44,610)	21,705,605

Total Mineral Interests	$24,395,438	$28,926,212	$(59,470)	$53,262,180

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company intends to either sell projects or participate in joint ventures towards production with major mining companies.

a)	Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

The Vendors were granted a 2% net smelter royalty interest in the project. In addition, the Company agreed to pay the Vendors US$1.5 million when the spot price of gold closed at or above US$360 per ounce for 10 consecutive days (paid in March 2003), and pay the Vendors US$1.5 million when the spot price of gold closed at or above US$400 per ounce or a production decision was made at Courageous Lake, whichever occurred earlier (paid in February 2004).

In 2004, an additional property was optioned in the area. Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year. In addition, the property may be purchased at any time for $1,250,000 with all option payments being credited against the purchase price.

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

In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000. As part of the acquisition of the Grassy Mountain property, the Company acquired one million shares of a U.S. based private exploration company at US$0.50 per share which represented approximately 6.9% of the private company’s issued and outstanding shares. Subsequently, the private company was merged with Atlas Precious Metals Inc. (“APMI”). On the merger, the Company’s one million shares of the private company were converted into 1,200,000 common shares of APMI representing approximately 5.7% of APMI’s issued and outstanding shares. At December 31, 2006, the Company wrote off the value of its investment, as APMI had not been able to secure financing due to perceived political risks in the jurisdiction where its main asset is located.

d)	Hog Ranch

In 2000, the Company entered into a mining lease agreement for mineral claims located in Washoe County, Nevada. Advance royalties were established at US$15,000 payable on November 15, 2006; US$17,500 on November 15, 2007; and US$20,000 on November 15, 2008 and, each November 15 thereafter. A production royalty is payable varying with the price of gold, ranging from 3% to 5%, plus a 3.5% royalty on the gross proceeds from other metals. 40% of the production royalty may be purchased by the Company for US$2 million.

In August 2003, the Company optioned a 60% interest in the Hog Ranch project in Nevada, USA to Romarco Minerals Inc. (“Romarco”). Under the terms of the agreement the Company received 200,000 shares of Romarco valued at $52,000 in 2003 and in 2004 received 200,000 shares valued at $45,000 which amounts were shown as a recovery of mineral interests and as investments included in marketable securities on the balance sheet. In February 2005, Romarco terminated its option on the Hog Ranch property.

In February 2009, the Company optioned the property to Icon Industries Ltd. (“ICON”). The terms of the agreement require ICON to issue 1 million common shares and pay $500,000 on closing and issue a further 1 million common shares and pay a further $525,000 within 12 months of the agreement being accepted by the TSX Venture Exchange.

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

In April 2006, the Company reacquired the exploration rights to the KSM property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs. The Company also issued 2 million warrants to purchase common shares of the Company at $13.50 each. The warrants were to become exercisable five years from the date each new ounce of gold resources was declared (up to 2 million ounces of gold) for work undertaken on the property through the year 2010. At closing of the formal agreement in August 2006 the fair value of warrants was estimated at $11,436,000 using a Black-Scholes option-pricing model, using a volatility of 60%, interest rate of 4% and expected life of 1.5 years. Falconbridge also had a right of first refusal should the Company desire to sell all or any portion of its interest therein. On February 20, 2007, the Company announced a new mineral resource at the Mitchell zone of the property based on the 2006 drilling program and consequently the above 2 million warrants became exercisable. The 2,000,000 warrants were exercised in May and June 2007 and proceeds of $27,000,000 were received by the Company.

f)	Quartz Mountain

In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee. In October 2003, the Company optioned a 50% interest in the Quartz Mountain project in Oregon, USA to Energy Metals Corp. (formerly Quincy Resources Inc.). The current gold resource known on the property was excluded from the agreement. The terms of the agreement required Quincy to incur US$1.5 million in exploration and issue 250,000 of its shares in stages by October 2008. Quincy did not satisfy its obligations under the agreement and the option has been terminated.

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

During 2002, the Company and an unrelated party incorporated Pacific Intermountain Gold Corporation (“PIGCO”). The Company funded PIGCO’s share capital of $755,000 and received a 75% interest. The other party provided the exclusive use of an exploration database and received a 25% interest. The value associated with the use of this database, being the minority interest in PIGCO at December 31, 2002 was charged to operations as PIGCO exploration. Subsequent to 2002, funding for deferred exploration expenditures has been by way of loans to PIGCO. In July 2004, the Company acquired the 25% interest in PIGCO which it did not own by forgiving debt of approximately $65,000 and agreeing to pay 10% of the proceeds of any sale of projects to third parties. The minority interest liability value amounting to $207,369 was eliminated and the amount reduced PIGCO deferred exploration expenses on the balance sheet.

i)	Noche Buena, Mexico

In April 2006, the Company acquired 100% interest in the Noche Buena gold project in the Sonora district of Mexico for US$4,350,000 in cash. In January 2008, the Company reported increased NI-43-101 mineral resources resulting from the 2007 drilling program.

In February 2008, the Company acquired the surface rights encompassing the Noche Buena property in Mexico for US$1,780,000. The agreement was in the form of a lease but by virtue of the terms of the acquisition, the lease has been determined to be a capital lease.

In December 2008, the Company sold the project for US$25 million ($30,842,000) in cash less a commission to the Company’s agent of $2,538,000. A further US$5 million is payable by the purchaser upon commencement of commercial production from the property and a 1.5% net smelter royalty is payable on all production of gold sold for US$800 per ounce or greater. In connection with the sale, the Company accrued income taxes payable amounting to $5,326,000 (approximately 60 million Mexican pesos) to the government of Mexico as at December 31, 2008.

5.	RECLAMATION DEPOSITS AND PROVISIONS FOR RECLAMATION LIABILITIES

The reclamation deposits consist of short-term investments or cash deposits held as security for either the governments in Canada or the USA to cover estimated reclamation liabilities on various exploration properties.

The balance in the provision for reclamation liabilities is as follows:

Amount

Balance at December 31, 2006	$1,529,948
Additional reclamation liability	173,862
Accretion	145,665

Balance at December 31, 2007	1,849,475
Reduction of reclamation liability - net	(9,200)
Accretion	158,713

Balance at December 31, 2008	$1,998,988

The fair value of the asset retirement obligations was calculated using the total undiscounted cash flows required to settle estimated obligations (estimated to be $4,997,000), expected timing of cash flow payments required to settle the obligations between 2009 and 2020, credit-adjusted risk-free discount rates of 7.9% to 8.76% and an inflation rate of 2.0%. During 2007, a liability was set up for the KSM project amounting to $149,862 and a deposit of $200,000 was given as security.

6.	SHAREHOLDERS’ EQUITY

a)	Share Capital

	Shares	Amount

Authorized
Unlimited number of common shares without par value
Unlimited number of preference shares (none issued)

Issued – Common shares

Balance, December 31, 2005	32,106,685	$52,914,945
Issued during year
For cash, exercise of stock options	584,000	584,780
For cash, private placements	1,200,000	12,008,144
Acquisition of mineral interest (Note 4(e))	200,000	3,092,778
Value of stock options exercised	–	80,674
Renunciation of flow-through share value (ii)	–	(1,906,684)

	1,984,000	13,859,692

Balance, December 31, 2006	34,090,685	66,774,637
Issued during year
For cash, exercise of stock options	1,207,200	4,327,426
For cash, exercise of share purchase warrants (Note 4(e))	2,000,000	27,000,000
Value of warrants and stock options exercised	–	12,840,972
Renunciation of flow-through share value (ii)	–	(1,206,562)

	3,207,200	42,961,836

Balance, December 31, 2007	37,297,885	109,736,473
Issued during year
For cash, exercise of stock options	50,800	383,126
Value of stock options exercised	–	101,173

	50,800	484,299

Balance, December 31, 2008	37,348,685	$110,220,772

(i)	In April 2006, the Company completed a private placement consisting of 875,000 common shares for gross proceeds of $8,443,750.

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

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2008.

The Company is not subject to externally imposed capital requirements.

b)	Stock Options Outstanding

The Company provides compensation to directors, employees and consultants in the form of stock options. Certain option grants to directors and senior management are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders. Grants to other employees and consultants do not have the two-tiered provision.

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

The Board has granted the following two-tiered options:

Date of Grant	Number	Exercise Price	Share Price Vesting	Year Vested

August 2002	600,000	$2.20	$6, $9, $12	2005 and 2006
August 2004	100,000	$3.37	$6, $9, $12	2005 and 2006
January 2005	50,000	$4.00	$6, $9, $12	2005 and 2006
January 2006	875,000	$10.56	$15, $18, $21	2006 and 2007
August 2007	120,000	$29.60	$34, $37, $40	40,000 in 2008

The weighted average grant date fair value of the 180,000 options granted during 2008 which were not subject to the two-tiered vesting policy described above was $15.07 (2007 - $9.73, 2006 - $2.70). The grant of these 180,000 options resulted in compensation costs totaling $1,165,710 compared to 200,000 options resulting in compensation of $1,945,640 during 2007 and 15,000 options resulting in compensation costs totaling $40,485 during 2006. 150,000 of the 2008 options will vest over the period March 2009 to December 2009 and consequently $436,463 was expensed in 2008 and $729,247 will be expensed in 2009. The fair value of the options granted is estimated on the dates of grant using a Black-Scholes option-pricing model with the following assumptions:

	2008	2007	2006

Dividend yield	Nil	Nil	Nil
Expected volatility	64%	55%	65%
Risk free rate of return	2.2%	4.3%	3.8%
Expected life of options	4.3 years	2.7 years	1 year

The weighted average grant date fair value of the 120,000 two-tiered options granted during 2007 and approved by shareholders in June 2008 was $7.63. The fair value of the options granted was estimated on the date of grant using a Monte Carlo simulation and a binomial option-pricing model to consider the two-tier vesting probabilities using the following assumptions:

Dividend yield	Nil
Expected volatility	61%
Risk free rate of return	3.4%
Expected life of options	4.1 years

The estimated fair value of the 120,000 two-tiered options granted in 2007 amounted to $915,160. In 2008, after the options were approved by shareholders, the $34 per share vesting requirement had been met. During 2008, $418,084 of this amount was expensed and the balance of $497,076 will be expensed over the vesting period.

A summary of the status of the plans at December 31, 2008 and changes during the years are presented below:

	Shares	Weighted Average Exercise Price	Amount

Outstanding, December 31, 2005	1,879,500	2.21	959,543
Granted	890,000	10.55	1,681,995
Exercised	(584,000)	(1.00)	(80,674)
Value of 2002-2005 options vested	–	–	296,812

Outstanding, December 31, 2006	2,185,500	5.93	2,857,676
Granted	200,000	25.29	948,448
Exercised	(1,207,200)	(3.58)	(1,404,973)
Value of 2006 options vested	–	–	1,881,823

Outstanding, December 31, 2007	1,178,300	11.62	4,282,974
Granted	300,000	20.88	854,547
Exercised	(50,800)	(7.54)	(101,173)
Value of 2007 options vested	–	–	997,457

Outstanding, December 31, 2008	1,427,500	$13.71	$6,033,805

Number of Shares	Options Vested	Option Price Per Share	Expiry Date

37,500	37,500	$5.65	January 13, 2009
100,000	100,000	$3.37	August 13, 2009
65,000	65,000	$4.00	January 11, 2010
30,000	30,000	$9.50	December 20, 2010
725,000	725,000	$10.56	January 4, 2011
30,000	30,000	$13.77	January 17, 2012
260,000	180,000	$29.60	August 8, 2012
15,000	15,000	$28.58	January 14, 2009
30,000	–	$26.64	March 3, 2013
15,000	15,000	$14.65	September 3, 2009
120,000	–	$10.54	December 4, 2013

1,427,500	1,197,500	$13.71

In addition to the 1,427,500 options outstanding there were 515,000 options granted to officers and directors in December 2008, subject to amendments in the share option plan and the approval of shareholders at the next meeting of shareholders. In addition, there were 10,000 one-year options granted to a consultant in September 2008, which vest only after certain services have been rendered. The terms of the services have not been completed at December 31, 2008 and consequently no value has been determined for these options.

c)	Share Purchase Warrants

The Company’s movement in share purchase warrants is as follows:

	Number of Warrants	Amount

Balance at December 31, 2005	–	$–

Issued for mineral property	2,000,000	11,436,000

Balance at December 31, 2006	2,000,000	11,436,000

Exercised	(2,000,000)	(11,436,000)

Balance at December 31, 2007 and 2008	–	$–

The grant date fair value of the 2,000,000 warrants was deemed to be $5.72 each. The fair value of the warrants granted was estimated on the date of grant using a Black-Scholes option-pricing model with the following assumptions:

Dividend yield	Nil
Expected volatility	60%
Risk free rate of return	4%
Expected life of warrants	1.5 years

7.	RELATED PARTY TRANSACTIONS

a)	During the year, a private company controlled by a director of the Company was paid $14,800 (2007 - $33,300, 2006 - $33,900) for technical services provided by his company related to the mineral properties.

b)	During the year, a private company controlled by a second director was paid $250,000 (2007 - $360,000, 2006 - $144,000) for consulting services rendered.

c)	During the year, a third director was paid $16,600 (2007 - $17,300, 2006 - $18,000) for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.	FINANCIAL INSTRUMENTS

The Company’s financial risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to short-term investments included in cash and cash equivalents and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian Schedule A bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Financial instruments included in amounts receivable and prepaid expenses consist of goods and services tax due from the Federal Government of Canada. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote. The Company also has investments in other publicly listed exploration companies which are included in marketable securities. These shares were received as part of option payments on certain exploration properties the Company owns. The credit risk on these investments is significant due to the nature of the business but the amounts are not significant to the Company.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2008, the Company had cash balances of $8,099,000 (December 31, 2007 - $1,416,000) to settle current liabilities of $8,695,000 (December 31, 2007 - $679,000). At December 31, 2008, the Company also had bank-guaranteed short-term deposits of $30,896,000 which mature in December 2008, but are cashable in whole or in part with interest at any time to maturity. All of the Company’s financial liabilities have contractual maturities of 30 days and are subject to normal trade terms.

Market Risk

(a) Interest Rate Risk

The Company has cash balances and no interest-bearing debt. The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b) Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian, US dollars and Mexican pesos. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. In December 2008, the Company sold the Mexican property Noche Buena at a profit which attracted income taxes payable in Mexican pesos. The income taxes were paid in January 2009 and there is no further exposure to the Mexican peso currency. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

Sensitivity Analysis

The Company has designated its cash and cash equivalents and short term deposits as held-for-trading, which are measured at fair value. Financial instruments included in amounts receivable and prepaid expenses are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at December 31, 2008, the carrying and fair value amounts of the Company’s financial instruments are the same.

Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are “reasonably possible” over a year:

(i) Short term deposits are re-invested each 30 days to one year. The investments held at December 31, 2008 are one-year notes but are cashable in whole or in part with interest at any time to maturity. Sensitivity to a plus or minus 1% change in rates would affect net loss by $309,000 on an annualized basis.

(ii) At December 31, 2008, the Company had net current liabilities in US dollars of $154,000, which with a 10% change in exchange rates, would affect net income by $15,000. At December 31, 2008, the Company had income taxes and other payables of 60,841,000 Mexican pesos ($5,386,000) which were satisfied in January 2009 for $5,354,000.

(iii) Price risk is remote since the Company is not a producing entity.

9.	INCOME TAXES

Income (taxes) recoveries varies from the amounts that would be computed by applying the basic federal and provincial income tax rates aggregating to 33.5% (2007 – 36.12%, 2006 – 36.12%) as follows:

	2008	2007	2006

Statutory rate applied to (profit) loss for year	$(5,124,052)	$2,225,636	$1,880,654
Non deductible items	(700,000)	(1,026,000)	(785,000)
Non taxable portion of gain on sale of Noche Buena	3,331,754	–	–
Difference in foreign tax rate	(2,260,445)	–	–
Loss not tax benefited	(253,246)	–	–
Valuation allowance	–	(1,199,636)	(1,095,654)
Reduction in valuation allowance	–	620,000	1,906,684

	$(5,005,989)	$620,000	$1,906,684

Significant components of the Company’s future tax assets and liabilities are as follows:

	2008	2007

Future income tax assets (liabilities)
Mineral interests	$(3,068,000)	$(2,754,000)
Property and equipment	36,000	21,000
Share issue costs	32,000	68,000
Non capital losses	3,637,000	2,783,000
Provision for reclamation liabilities	565,000	220,000
Unrealized capital losses	31,000	293,000

	1,233,000	631,000
Valuation allowance	(1,233,000)	(1,218,000)

Future income tax liabilities, net	$–	$(587,000)

A future tax asset of approximately $3,218,000 (2007 - $3,128,000) in one Canadian entity has been offset with a future tax liability in another Canadian entity on the basis that management has undertaken to carry out tax planning measures when required.

The Company has accumulated non-capital losses for Canadian tax purposes of approximately $11,523,000 which expire in various years to 2027 as follows:

2009	$735,000
2010	707,000
2014	943,000
2015	1,092,000
2026	2,140,000
2027	3,160,000
2028	2,746,000

$11,523,000

The tax value of the non-capital losses is included in the future tax assets above.

10.	COMMITMENTS

The Company is committed to payments for an operating lease for business premises as follows:

2009	$113,000
2010	$113,000
2011	$113,000
2012	$38,000

11.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

Consolidated statements of operations:

	2008	2007	2006

Net profit (loss) for year – Canadian GAAP	$10,289,688	$(5,541,784)	$(3,300,000)
Mineral interest expenditures incurred prior to the establishment of proven and probable reserves (a)	(11,149,394)	(9,060,332)	(9,376,567)
Flow-through share renunciation	–	(1,206,562)	(1,906,684)
Flow-through share value	–	393,250	421,800

Net loss for the year - U.S. GAAP	(859,706)	(15,415,428)	(14,161,451)
Other comprehensive (losses) income:
Unrealized (losses) gains on marketable securities (c)	(164,112)	5,258	53,561

Comprehensive loss – U.S. GAAP	$(1,023,818)	$(15,410,170)	$(14,107,890)

Net Loss per share – U.S. GAAP, Basic and Diluted	$(0.02)	$(0.43)	$(0.42)

Accumulated other comprehensive (losses) income – U.S. GAAP

	2008	2007	2006

Accumulated other comprehensive (losses) income – Canadian GAAP	$(105,293)	$58,819	$–
Unrealized (losses) gains on marketable securities – U.S. GAAP adjustment	–	–	53,561

Accumulated other comprehensive (losses) income – U.S. GAAP	$(105,293)	$58,819	$53,561

Consolidated statements of cash flows:

	Canadian GAAP			U.S. GAAP

	2008	2007	2006	2008	2007	2006

Cash used in operating activities	$(2,552,202)	$(3,350,068)	$(2,330,308)	$(13,701,596)	$(12,410,400)	$(11,706,875)
Cash provided by (used for) investing activities	$(3,212,089)	$(20,282,717)	$(8,751,242)	$7,937,305	$(11,222,385)	$625,325

Consolidated balance sheets:

	Canadian GAAP		U.S. GAAP

	2008	2007	2008	2007

Mineral interests – unproven (a)	$69,028,974	$62,667,850	$24,206,238	$28,994,508
Liabilities	$–	$586,562	$–	$586,562
Shareholders’ equity	$99,107,575	$86,746,869	$54,284,839	$53,073,527

a)	Mineral interests

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

c) Comprehensive income

Under Canadian GAAP short-term investments were recorded at the lower of cost and quoted market value until December 31, 2006 and in 2007 and 2008 at fair value and were considered as available for sale since January 1, 2007. Under United States GAAP, unrealized gains and losses on short-term investments classified as available for sale securities are recorded in comprehensive income until realized for all periods presented.

d) Impact of recent United States accounting pronouncements

In September 2006, the FASB issued FASB Statement No. 157, Fair Market Measurements (“FAS 157”) that provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to remedy the diversity and inconsistency within generally accepted accounting principles in measuring fair value, especially for items that are not actively traded. FAS 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The provisions of FAS 157 are effective for fiscal years beginning after November 15, 2007 except that the standard has been deferred to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities. As a result of implementing the required portions of FAS 157 in 2008, the Company determined that there was no impact on the consolidated financial statements under US GAAP.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Liabilities – Including Amendment of FASB Statement No. 115 (“FAS 159”) which offers an irrevocable option to carry eligible financial assets and liabilities at fair value, with the election to be made on an instrument by instrument basis, with changes in fair value recorded in earnings. FAS 159 is effective for the 2008 fiscal year. The Company has not adopted the fair value option for any of its eligible financial instruments.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133 (“FAS 161”) which will require entities to provide enhanced disclosures about (a) how and why the entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect the entity’s financial position, financial performance and cash flows. FAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is in the process of evaluating the impact of adopting FAS 161 on our note disclosures related to derivative instruments and hedging activities.

In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations (“FAS 141(R)”) which replaces FAS 141. FAS 141(R) replaces FAS 141 prospectively for business combinations consummated after the effective date of December 15, 2008. Under FAS 141(R) business acquisitions are accounted for under the “acquisition method” compared to the “purchase method” mandated by FAS 141.

The more significant changes that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition related costs of the acquirer, including investment banking fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under FAS 141 these costs are capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest is recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded as its share of carrying value of net assets acquired with no goodwill being allocated.

In December 2007, the FASB issued FAS Statement No. 160, Non-controlling Interests in Consolidated Financial Instruments – an amendment of Accounting Research Bulletin No. 51 (“FAS 160”) which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, FAS 160 changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

Signature Page

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Seabridge Gold Inc.

Registrant

Dated: March 31, 2009	Signed:	/s/ Rudi Fronk

Rudi Fronk
President and C.E.O.