Form 40-F
period 2009-12-31
SEABRIDGE GOLD INC
filed 2010-03-26
CIK 1231346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission file number: 1-32135

Seabridge Gold Inc.
(Exact Name of Registrant as Specified in its Charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

106 Front Street East, 4th Floor
Toronto, Ontario CANADA M5A 1E
(416) 367-9292
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Corporation Service Company
1180 Sixth Avenue
New York, New York 10036
(212) 299-5656
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex LLC; Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:
☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 37,598,685 (as of December 31, 2009).

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule. ☐Yes     ☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes     ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐ Yes      ☐ No

 EXPLANATORY NOTE

Seabridge Gold Inc.  (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning the Company’s projects, business approach and plans, including estimated production, capital, operating and cash flow estimates and other matters at the Company’s projects. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”).  In addition, statements concerning mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed.

Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments.  In making the forward-looking statements in this Form 40-F and the exhibits attached hereto, the Company has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; and (4) estimated resources at the Company’s projects have merit and there is continuity of mineralization as reflected in such estimates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:
•	the Company’s history of losses and expectation of future losses;
•	risks related to the Company’s ability to finance its exploration activities and future development activities through joint ventures, the sale of property interests or obtaining suitable financing;
•	uncertainty of whether there are any economic reserves existing on the Company’s mineral properties;
•	uncertainties relating to the assumptions underlying the Company’s resource estimates;
•	uncertainty of estimates of capital costs, operating costs, production and economic returns;
•	risks related to commercially producing precious metals from the Company’s mineral properties;
•	risks related to fluctuations in the market price of gold, copper and other metals;
•	risks related to fluctuations in foreign exchange rates;
•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable;
•	risks related to obtaining all necessary permits and governmental approvals for exploration and development activities, including in respect of environmental regulation;
•	uncertainty related to title to the Company’s mineral properties;
•	risks related to unsettled First Nations rights and title;
•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;
•	increased competition in the mining industry;
•	the Company’s need to attract and retain qualified management and personnel;
•	risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; and
•	the Company’s classification as a “passive foreign investment company” under the United States tax code.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company Annual Information Form attached hereto as Exhibit 99.1 (the “AIF”) under the heading “Risk Factors” and elsewhere in the AIF, and in the documents incorporated by reference to this Form 40-F and the AIF.  In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.  It is also noted that while the Company engages in exploration and development of its properties, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, persons should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles which are reconciled to United States generally accepted accounting principles in the audited related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles-Item 18 as at December 31, 2009 and 2008 and for each of the Years in the Three Year Period ended December 31, 2009” (the “2009 Item 18 Reconciliation”), including the report of the Independent Registered Public Accounting Firm with respect thereto, which are attached as Exhibit 99.3 and Exhibit 99.4 to this annual report on Form 40-F (the “Audited Financial Statements”) and incorporated by reference herein.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on March 19, 2010, the last date for which this information was published, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was CDN$1.00=US$0.9849.

RESOURCE AND RESERVE ESTIMATES

The Company has prepared the AIF for the fiscal year ended December 31, 2009 attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Form 40-F have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the US Securities Act of 1933. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

Without limiting the foregoing, this Form 40-F, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in the AIF, or in the documents incorporated by reference to this Form 40-F and the AIF, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

ANNUAL INFORMATION FORM

The AIF is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Company's audited financial statements, including the Report of Independent Registered Public Accounting Firm with respect thereto, are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein, are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in the audited related supplemental note entitled: Reconciliation with United States Generally Accepted Accounting Principles- Item 18, attached hereto as Exhibit 99.4.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2009 (the “MD&A”) is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a–15(e) and Rule 15d–15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 40-F, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Responsibility, Evaluation and Report
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting  may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective and no material weaknesses were discovered as of December 31, 2009.

ATTESTATION REPORT OF THE
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s Independent Registered Public Accounting Firm have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2009 included with the Audited Financial Statements which are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including its CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Company is subject to a variety of corporate governance guidelines and requirements of the Toronto Stock Exchange, the NYSE Amex LLC (the “Amex”), the Canadian Securities Administrators and the SEC.  The Company believes that it meets or exceeds the applicable corporate governance requirements.  Although the Company is listed on the Amex, the Company is not required to comply with all of that exchange's corporate governance rules which are applicable to U. S. companies.  The significant ways in which the Amex governance rules differ for the Company, as a foreign company, are a reduced quorum requirement for shareholder meetings, shareholder approval for issuance of common shares that could result in a 20% increase in the number of outstanding common shares, and shareholder approval for amendments to option plans.

The Company’s Board of Directors (“Board”) has the following three separately designated and standing committees:

•	Audit Committee;

•	Compensation Committee; and

•	Corporate Governance and Nominating Committee.

All of these committees are independent of management and report directly to the Board. The Board, with the assistance of its Corporate Governance and Nominating Committee, has determined that all the members of these committees are independent, as that term is defined by the NYSE’s corporate governance listing standards applicable to the Company. The members of each committee of the Board are identified under the heading “Directors and Officers” on pages 49 and 50 of the AIF attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

The Company reviews its governance practices and monitors developments in Canada and the United States on an ongoing basis to ensure it is in compliance with applicable rules and standards. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

The charter for the Company’s Audit Committee is included in the AIF and is available for review on the Company’s website at http://www.seabridgegold.net/governance.php and in print to any shareholder that provides the Company with a written request.  Requests for copies of these documents should be made to the Secretary of the Company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is presently composed of all four “un-related” and outside directors.  This Committee has prepared and obtained approval by the Board of written policies on Fair Disclosure, Insider Trading and Conflict of Interest.  Reporting to the full Board, this Committee is mandated to:

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
8.
Oversee an annual review of each director’s business interests in accordance with the Company’s Conflict of Interest Policy to ascertain which conflicts might exist with respect to the interests of the Company and how such conflicts, if any, are to be managed so as to ensure the independence of directors and to protect the interests of the Company and its shareholders;

9.	Review disclosure of corporate governance matters to ensure that shareholders are adequately informed of the Board’s procedures for governance on their behalf.

Compensation Committee

The Compensation Committee is presently composed of three directors, all of whom are outside and unrelated directors.  Reporting to the full Board, this Committee is mandated to:

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

None of the members of the Compensation Committee has any indebtedness to the Company or any of its subsidiaries nor have they any material interest, or have any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transaction in the last fiscal year which has materially affected or would materially affect the Company or any of its subsidiaries.

The compensation of the Company's executive officers is determined by the Board upon recommendations made by the Compensation Committee.  This Committee met twice during the last fiscal year.  The Company's executive compensation program consists of an annual base salary or consulting fee and a longer-term component consisting of stock options, however, the Committee may also recommend a bonus for management or its directors which is reviewed annually.

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified under the heading “Audit Committee Information” on pages 50 and 51 of the AIF which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. In the opinion of the Board, all members of the Audit Committee are financially literate and independent, as such terms are defined by the NYSE’s corporate governance listing standards applicable to the Company and as determined under Rule 10A-3 of the Exchange Act.

Audit Committee Financial Experts
The Board has determined that Mr. Thomas Dawson, Chairman of the Audit Committee, has the necessary qualifications to be designated as an “audit committee financial expert” within the meaning of applicable SEC Rules and is an “independent director”, as defined pursuant to Item 407(d)(5) of SEC Regulation S-K.  Mr. Dawson has been a Chartered Accountant since 1961. In 1999, he retired as a senior audit and accounting partner from Deloitte & Touche LLP, Chartered Accountants. He received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. Mr. Dawson is also a director of the following Canadian public companies:  WaterFurnace Renewable Energy; Energy Split Corp.; Energy Split II Corp. and Anvil Mining Limited.  The SEC has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations, or liability on that person that are greater than those opposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

Audit Committee Charter
The Company’s Audit Committee Charter is available on the Company’s website at http://www.seabridgegold.net/governance.php, in print to any shareholder who provides the Company with a written request, and is Schedule A to the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP acted as the Company’s Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2009. For a description of the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see “Audit Committee Information - External Auditor Service Fees (by Category)” on page 51 of the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

PRE-APPROVAL OF NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee- Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors” on page 51 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF BUSINESS ETHICS

The Company has adopted a Code of Business Ethics (the “Code”) covering its executive officers and directors.  The Code is available on the Company’s website at http://www.seabridgegold.net/ManCorpPract-RevMarch2009.pdf  and from the Company’s office listed below.

All amendments and all waivers of the Code to the officers covered by it, will be posted on the Company’s website, furnished to the SEC as required, and provided to any shareholder who requests them.  During the most recently completed fiscal year, the Company has not granted any waiver including an explicit waiver, from a provision of the Code of Business Ethics to any executive officer or director.

CONTRACTUAL OBLIGATIONS

For a description of the contractual obligations of the Company, see “Contractual Obligations” on page 4 of the MD&A, which is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Audited Financial Statements, the MD&A and the AIF can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, or on the Company’s website at www.seabridgegold.net.  Shareholders may also contact the Secretary of the Company by phone at (416) 367-9292 or by e-mail at info@seabridgegold.net to request copies of these documents and this annual report on Form 40-F.

CONTACTING THE BOARD

Company shareholders, employees and other interested parties may communicate directly with the Board by:

•	writing to:	Rudi Fronk President and CEO. 106 Front Street, East, 4th Floor Toronto, Ontario, Canada M5A 1E1
•	calling:	(416) 367-9292
•	emailing:	rudi@seabridgegold.net

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2009

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009

99.3	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2009

99.4	Reconciliation with United States Generally Accepted Accounting Principles- Item 18

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.8	Consent of EBA Engineering Consultants Ltd. and Eric Fier.

99.9	Consent of Resource Modeling Inc. and Michael Lechner.

99.10	Consent of Wardrop, A Tetra Tech Company, Frank Grills, John Huang and Ken Deter.

99.11	Consent of Moose Mountain Technical Services and Jim Gray.

99.12	Consent of W.N. Brazier Associates Inc. and W.N. Brazier.

99.13	Consent of Rescan Environmental Services Ltd. and Greg McKillop.

99.14	Consent of Bosche Ventures Ltd. and Harold Bosche.

99.15	Consent of Klohn Crippen Berger Ltd. and Graham Parkinson.

99.16	Consent of McElhanney Consulting Services Ltd. and Robert Parolin.

99.17	Consent of BGC Engineering Inc. and Warren Newcomen.

99.18	Consent of TJS Mining-Met Services Inc. and T.J. Smolik.

99.19	Consent of Snowden Mining Consultants Inc.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Seabridge Gold Inc.

	By:	/s/ RUDI FRONK
Name: Rudi Fronk Title: President and Chief Executive Officer
Date March 26, 2010

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2009

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009

99.3	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2009

99.4	Reconciliation with United States Generally Accepted Accounting Principles- Item 18

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.8	Consent of EBA Engineering Consultants Ltd. and Eric Fier.

99.9	Consent of Resource Modeling Inc. and Michael Lechner.

99.10	Consent of Wardrop, A Tetra Tech Company, Frank Grills, John Huang and Ken Deter.

99.11	Consent of Moose Mountain Technical Services and Jim Gray.

99.12	Consent of W.N. Brazier Associates Inc. and W.N. Brazier.

99.13	Consent of Rescan Environmental Services Ltd. and Greg McKillop.

99.14	Consent of Bosche Ventures Ltd. and Harold Bosche.

99.15	Consent of Klohn Crippen Berger Ltd. and Graham Parkinson.

99.16	Consent of McElhanney Consulting Services Ltd. and Robert Parolin.

99.17	Consent of BGC Engineering Inc. and Warren Newcomen.

99.18	Consent of TJS Mining-Met Services Inc. and T.J. Smolik.

99.19	Consent of Snowden Mining Consultants Inc.