Form 40-F
period 2010-12-31
SEABRIDGE GOLD INC
filed 2011-04-01
CIK 1231346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission file number: 1-32135

Seabridge Gold Inc.

(Exact Name of Registrant as Specified in its Charter)

Canada	1040	Not Applicable

(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

106 Front Street East, Suite 400
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 41,055,185 (as of December 31, 2010).

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

Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments.  In making the forward-looking statements in this Form 40-F and the exhibits attached hereto, the Company has applied several material assumptions including, but not limited to, the assumption that: (i) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (ii) the potential for production at its mineral projects will continue operationally, legally and economically; (iii) any additional financing needed will be available on reasonable terms; and (iv) estimated resources at the Company’s projects have merit and there is continuity of mineralization as reflected in such estimates.

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

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles which are reconciled to United States generally accepted accounting principles in the audited related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles-Item 18 as at December 31, 2010 and 2009 and for each of the Years in the Three Year Period ended December 31, 2010” (the “2010 Item 18 Reconciliation”) included as Exhibit 99.4.  The report of the Independent Registered Public Accounting Firm with respect thereto, which is attached as Exhibit 99.5 to this annual report on Form 40-F (the “Audited Financial Statements”) and incorporated by reference herein.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on March 25 2011, the last date for which this information was published, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was CDN$1.00=US$1.0226.

RESOURCE AND RESERVE ESTIMATES

The Company has prepared the AIF for the fiscal year ended December 31, 2010 attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Form 40-F have been prepared in accordance with the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy and Petroleum Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the US Securities Act of 1933. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

AUDITED ANNUAL FINANCIAL STATEMENTS

The Company's audited financial statements are attached as Exhibit 99.3.  The Report of Independent Registered Public Accounting Firm with respect thereto, are attached as Exhibit 99.5 to this annual report on Form 40-F and incorporated by reference herein, are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in the audited related supplemental note entitled: Reconciliation with United States Generally Accepted Accounting Principles- Item 18 attached as Exhibit 99.4.

Effective January 1, 2011, the Company will begin preparing its financial statements in accordance with International Financial Reporting Standards.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2010 (the “MD&A”) is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.   Shareholders are solely responsible for determining the tax consequences as applicable to their particular circumstances and should consult with their own tax advisors concerning an investment in the securities of the Company.

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

Management conducted an evaluation of the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective and no material weaknesses were discovered as of December 31, 2010.

ATTESTATION REPORT OF THE
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s independent registered public accounting firm have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2010 which is attached as Exhibit 99.5 to this annual report on Form 40-F and incorporated by reference herein.

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

All of these committees are independent of management and report directly to the Board. The Board, with the assistance of its Corporate Governance and Nominating Committee, has determined that all the members of these committees are independent, as that term is defined by the NYSE’s corporate governance listing standards applicable to the Company. The members of each committee of the Board are identified under the heading “Directors and Officers” on pages 50, 51 and 52 of the AIF attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

The Company reviews its governance practices and monitors developments in Canada and the United States on an on-going basis to ensure it is in compliance with applicable rules and standards. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

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
8.
Oversee an annual review of each director’s business interests in accordance with the Company’s Conflict of Interest Policy to ascertain which conflicts might exist with respect to the interests of the Company and how such conflicts, if any, are to be managed so as to ensure the independence of directors and to protect the interests of the Company and its shareholders; and

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
2.
Review, approve and recommend to the Board for confirmation all grants of options to all directors and employees; ensure the proper administration of the Company’s options program in conformity with the Company’s Option Plan; and

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

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified under the heading “Audit Committee Information” on pages  53 and 54 of the AIF which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. In the opinion of the Board, all members of the Audit Committee are financially literate and independent, as such terms are defined by the Amex’s corporate governance listing standards applicable to the Company and as determined under Rule 10A-3 of the Exchange Act.

Audit Committee Financial Expert

The Board has determined that Thomas C. Dawson, Chairman of the Audit Committee, has the necessary qualifications to be designated as an “audit committee financial expert” within the meaning of applicable SEC Rules and is an “independent director”, as defined pursuant to Item 407(d)(5) of SEC Regulation S-K.  Mr. Dawson has been a Chartered Accountant since 1961. In 1999, he retired as a senior audit and accounting partner with 40 years experience at Deloitte & Touche LLP, Chartered Accountants. He received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. Mr. Dawson is also a director of the following Canadian public companies:  WaterFurnace Renewable Energy; Energy Split Corp. and Anvil Mining Limited.  The SEC has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations, or liability on that person that are greater than those opposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2010. For a description of the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see “Audit Committee Information - External Auditor Service Fees (by Category)” on page  53 of the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

PRE-APPROVAL OF NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee- Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors” on page 54 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF BUSINESS ETHICS

The Company has adopted a Code of Business Ethics (the “Code”) covering its executive officers and directors.  The Code is available on the Company’s website at http://www.seabridgegold.net/ManCorpPract-RevMay14-10.pdf  and from the Company’s office listed below.

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

CONTRACTUAL OBLIGATIONS

For a description of the contractual obligations of the Company, see “Contractual Obligations” on page 3 of the MD&A, which is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2010

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010

99.3	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2010

99.4	Related Supplementary note entitled “Reconciliation with United States Generally Accepted Accounting Principles- Item 18”

99.5	Reports of KPMG LLP, independent registered public accounting firm for Seabridge Gold Inc. on the audited consolidated financial statements and internal control over financial reporting.

99.6	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.7	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9	Consents of EBA Engineering Consultants Ltd., Eric Fier and Kevin Jones.

99.10	Consent of Resource Modeling Inc. and Michael Lechner.

99.11	Consents of Wardrop, A Tetra Tech Company, Frank Grills, John Huang and Ken Deter.

99.12	Consent of Moose Mountain Technical Services and J.H. Gray.

99.13	Consent of W.N. Brazier Associates Inc. and W.N. Brazier.

99.14	Consent of Rescan Environmental Services Ltd. and Greg McKillop.

99.15	Consent of Bosche Ventures Ltd. and Harold Bosche.

99.16	Consent of Klohn Crippen Berger Ltd. and Graham Parkinson.

99.17	Consent of McElhanney Consulting Services Ltd. and Robert Parolin.

99.18	Consent of BGC Engineering Inc. and Warren Newcomen.

99.19	Consent of TJS Mining-Met Services Inc. and T.J. Smolik.

99.20	Consent of Snowden Mining Consultants Inc.

99.21	Consent of Allnorth Consultants Ltd. and Darby Kreitz
99.22	Consent of Thyssen Mining Construction of Canada Ltd. and Adrian Bodolan

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Seabridge Gold Inc.

By:	/s/ Rudi P. Fronk
Name: Rudi P. Fronk
Title: President and Chief Executive Officer

Date March 31, 2011