Form 40-F/A
period 2010-12-31
SEABRIDGE GOLD INC
filed 2011-04-11
CIK 1231346

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to

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

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule. ☐Yes     ☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes     ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐ Yes      ☐ No

EXPLANATORY NOTICE TO READER

On April 1, 2011, Seabridge Gold Inc. (“Seabridge”) filed its annual report on Form 40-F for the year ended December 31, 2010 (the “Annual Report”). Subsequent to filing the Annual Report, Seabridge noted certain typographical errors in Exhibit 99.1 and received additional consents in Exhibits 99.9, 99.11, 99.17 and 99.20.  A corrected version of Exhibit 99.1, together with certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and updated Exhibits 99.9, 99.11, 99.17 and 99.20, are filed herewith.  No other portions of the Annual Report are being amended.

 EXHIBITS

99.1**	Annual Information Form of the Company for the year ended December 31, 2010

99.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010

99.3*	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2010

99.4*	Related Supplementary note entitled “Reconciliation with United States Generally Accepted Accounting Principles- Item 18”

99.5*	Reports of KPMG LLP, independent registered public accounting firm for Seabridge Gold Inc. on the audited consolidated financial statements and internal control over financial reporting.

99.6**	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.7**	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8*	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.9**	Consents of EBA Engineering Consultants Ltd. and Eric Fier and Kevin Jones.

99.10*	Consent of Resource Modeling Inc. and Michael Lechner.

99.11**	Consents of Wardrop, A Tetra Tech Company, Frank Grills, John Huang and Ken Deter.

99.12 *	Consent of Moose Mountain Technical Services and J. H. Gray .

99.13 *	Consent of W.N. Brazier Associates Inc. and W.N. Brazier.

99.14 *	Consent of Rescan Environmental Services Ltd. and Greg McKillop.

99.15 *	Consent of Bosche Ventures Ltd. and Harold Bosche.

99.16*	Consent of Klohn Crippen Berger Ltd. and Graham Parkinson.

99.17**	Consent of McElhanney Consulting Services Ltd. and Robert Parolin.

99.18*	Consent of BGC Engineering Inc. and Warren Newcomen.

99.19*	Consent of TJS Mining-Met Services Inc. and T.J. Smolik.
99.20**	Consent of Snowden Mining Consultants Inc.

99.21*	Consent of Allnorth Consultants Ltd. and Darby Kreitz

99.22*	Consent of Thyssen Mining Construction of Canada Ltd. and Adrian Bodolan

____________
*	Previously filed.
**	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Seabridge Gold Inc.

By:	/s/ Rudi P. Fronk
Name: Rudi P. Fronk
Title: President and Chief Executive Officer

Date April 8, 2011