Form 40-F
period 2011-12-31
SEABRIDGE GOLD INC
filed 2012-03-30
CIK 1231346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission file number: 1-32135

Seabridge Gold Inc.

(Exact Name of Registrant as Specified in its Charter)

Canada	1040	Not Applicable

(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 43,426,885 (as of December 31, 2011).

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule. ☐Yes     ☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes     ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐ Yes     ☑ No (not required)

EXPLANATORY NOTE

Seabridge Gold Inc.  (the “Company” or the “Registrant” or “we” or “us”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Accordingly, our equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, and forward-looking information within the meaning of Canadian securities laws concerning our projects, business approach and plans, including estimated production, capital, operating and cash flow estimates and other matters at our projects. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”).  In addition, statements concerning mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments.  In making the forward-looking statements in this Form 40-F and the exhibits attached hereto, we have applied several material assumptions including, but not limited to, the assumption that: (i) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (ii) the potential for production at our mineral projects will continue operationally, legally and economically; (iii) any additional financing needed will be available on reasonable terms; and (iv) estimated resources at our projects have merit and there is continuity of mineralization as reflected in such estimates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	our history of losses and expectation of future losses;
•	risks related to our ability to finance our exploration activities and future development activities through joint ventures, the sale of property interests or obtaining suitable financing;
•	uncertainty of whether there are any economic reserves existing on our mineral properties;
•	uncertainties relating to the assumptions underlying our resource estimates;
•	uncertainty of estimates of capital costs, operating costs, production and economic returns;
•	risks related to commercially producing precious metals from our mineral properties;
•	risks related to fluctuations in the market price of gold, copper and other metals;
•	risks related to fluctuations in foreign exchange rates;
•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable;
•	risks related to obtaining all necessary permits and governmental approvals for exploration and development activities, including in respect of environmental regulation;
•	uncertainty related to title to our mineral properties;
•	risks related to unsettled First Nations rights and title;
•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;
•	increased competition in the mining industry;
•	our need to attract and retain qualified management and personnel;
•	risks related to some of our directors’ and officers’ involvement with other natural resource companies; and

•	our classification as a “passive foreign investment company” under the United States tax code.

This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our Annual Information Form attached hereto as Exhibit 99.1 (the “AIF”) under the heading “Risk Factors” and elsewhere in the AIF, and in the documents incorporated by reference to this Form 40-F and the AIF.  In addition, although we have attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.  It is also noted that while we engage in exploration and development of our properties, we will not undertake production activities by ourselves.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and we do not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, persons should not place undue reliance on forward-looking statements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2011, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was CDN$1.00=U.S.$0.9824.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted under the multi-jurisdictional system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the SEC.  We have prepared our financial statements, which are filed as Exhibit 99.2 to this annual report, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they are not comparable with financial statements prepared in accordance with U. S. generally accepted accounting principles.

RESOURCE AND RESERVE ESTIMATES

We prepared the AIF for the fiscal year ended December 31, 2011 attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Form 40-F have been prepared in accordance with the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the Securities Act. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

AUDITED ANNUAL FINANCIAL STATEMENTS

Our audited financial statements (“Audited Financial Statements”), including the Independent Auditors' Report of Registered Public Accounting Firm with respect thereto, are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein, are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2011 (the “MD&A”) is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of our securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report.   Shareholders are solely responsible for determining the tax consequences as applicable to their particular circumstances and should consult with their own tax advisors concerning an investment in our securities.

U.S. holders of our common shares should be aware that we believe that for U.S. federal income tax purposes we were classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2011 and, based upon current business plans and financial expectations, we expect to be classified as a PFIC for the tax year ending December 31, 2012.

Assuming we are classified as a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of our common shares (as well as any "excess distribution" received on the common shares) as if the gain were ordinary income (rather than capital gain) that had been realized ratably over the holding period of the common shares. The amount allocated to the current taxable year or to any year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the U.S. Holder also would be liable for an interest charge on such tax liability for such years. The ownership and disposition of shares in a PFIC must be reported on Form 8621, filed with a U.S. Holder's federal income tax return. The foregoing excess distribution rules would not apply to the extent that the shareholder makes a timely and effective “qualified electing fund” (“QEF”) election or a “mark-to-market” election with respect to the common shares.  A U.S. shareholder who makes a QEF election generally must report on a current basis his share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders.  For each tax year that we are a PFIC, we will make available the PFIC annual information statement as provided pursuant to Treasury Regulation Section 1.1295-1(g) on our website.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over his basis therein.

Each U.S. shareholder should consult with his own tax advisor regarding the PFIC rules and U.S. federal income tax consequencs of the acquisition, ownership and disposition of our common shares.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this annual report, an evaluation was carried out under the supervision of, and with the participation of our management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of our disclosure controls and procedures (as defined in Rule 13a–15(e) and Rule 15d–15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report, our disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by us in reports that we file or submit to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance to IFRS as issued by IASB.  Because of its inherent limitations, internal control over financial reporting  may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of our internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that our internal control over financial reporting was effective and no material weaknesses were discovered as of December 31, 2011.

Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2011 which is attached as Exhibit 99.4 to this annual report on Form 40-F and incorporated by reference herein.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2011, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CORPORATE GOVERNANCE

We are subject to a variety of corporate governance guidelines and requirements of the Toronto Stock Exchange, the NYSE Amex LLC (the “NYSE-Amex”), the Canadian Securities Administrators and the SEC.  We believe that we meet or exceed the applicable corporate governance requirements.  Although we are listed on the NYSE-Amex, we are not required to comply with all of that exchange's corporate governance rules which are applicable to U.S. companies.  The significant ways in which the NYSE-Amex governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings, shareholder approval for issuance of common shares that could result in a 20% increase in the number of outstanding common shares, and shareholder approval for amendments to option plans.

We review our governance practices and monitor developments in Canada and the United States on an on-going basis to ensure we remain in compliance with applicable rules and standards. The Board is committed to sound corporate governance practices which are both in the interest of our shareholders and contribute to effective and efficient decision making.

BOARD COMMITTEES

Our Board of Directors (“Board”) has the following three principal separately designated and standing committees:

•	Audit Committee;

•	Compensation Committee; and

•	Corporate Governance and Nominating Committee.

All of these committees are independent of management and report directly to the Board. The Board, with the assistance of its Corporate Governance and Nominating Committee, has determined that all the members of these committees are independent, as that term is defined by the NYSE-Amex’s corporate governance listing standards applicable to us. The members of each committee of the Board are identified under the heading “Directors and Officers” beginning at page 52 of the AIF attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

Audit Committee

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of our Audit Committee are identified under the heading “Audit Committee Information” beginning on page 55 of the AIF which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. In the opinion of the Board, all members of the Audit Committee are financially literate and independent, as such terms are defined by the NYSE-Amex’s corporate governance listing standards applicable to us and as determined by Rule 10A-3 under the Exchange Act.

Audit Committee Financial Expert

The Board has determined that Thomas C. Dawson, Chairman of the Audit Committee, has the necessary qualifications to be designated as an “audit committee financial expert” within the meaning of applicable SEC Rules and is an “independent director”, as defined pursuant to Item 407(d)(5) of SEC Regulation S-K.  Mr. Dawson has been a Chartered Accountant since 1961. In 1999, he retired as a senior audit and accounting partner with 40 years experience at Deloitte & Touche LLP, Chartered Accountants. He received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. Mr. Dawson is also a director of WaterFurnace Renewable Energy Inc., a Canadian public company. The SEC has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations, or liability on that person that are greater than those opposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

Audit Committee Charter

Our Audit Committee Charter is available on our website at http://www.seabridgegold.net/governance.php,   and is Schedule A to the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. The Charter also is available in print to any shareholder that provides us with a written request.  Requests for copies should be made to the Secretary of the Company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

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
2.
Review, approve and recommend to the Board for confirmation all grants of options to all directors and employees; ensure the proper administration of our options program in conformity with our Option Plan; and

3.	Review on an annual basis our overall hiring and compensation practices with reference to industry norms.

None of the members of the Compensation Committee has any indebtedness to the Company or any of our subsidiaries nor have they any material interest, or have any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transaction in the last fiscal year which has materially affected or would materially affect us.

Upon recommendations made by the Compensation Committee, the Board determines the compensation of the executive officers.  This Committee met twice during the last fiscal year.  Our executive compensation program consists of an annual base salary or consulting fee and a longer-term component consisting of stock options. This Committee may also recommend a bonus for management or its directors which is reviewed annually.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is presently composed of all four “un-related” and outside directors.  This Committee has prepared and obtained approval by the Board of written policies on Fair Disclosure, Insider Trading and Conflict of Interest.  Reporting to the full Board, this Committee is mandated to:

1.	Prepare and recommend to the Board on an annual basis, proposed goals for the Company and our CEO and a mandate for the CEO;
2.	Ensure that the Board is adequately informed of developments and issues within the Company such that it is able to fulfill its duties and responsibilities;
3.	Ensure that the Board reviews and approves all major corporate decisions which could reasonably be expected to affect shareholder value;
4.	Assess the effectiveness of the Board as a whole, of each of the directors and of each committee of directors and consider the impact that the number of directors has on effectiveness of the Board;
5.	Conduct an annual discussion among non-management directors on the role and effectiveness of independent directors;
6.	Ensure that each Board committee has a clear, written mandate and is performing diligently the tasks necessary to limit board liability;
7.	Oversee the administration of our Fair Disclosure Policy and Insider Trading Policy;
8.
Oversee an annual review of each director’s business interests in accordance with our Conflict of Interest Policy to ascertain which conflicts might exist with respect to the interests of the Company and how such conflicts, if any, are to be managed so as to ensure the independence of directors and to protect the interests of the Company and our shareholders; and

9.	Review disclosure of corporate governance matters to ensure that shareholders are adequately informed of the Board’s procedures for governance on their behalf.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2011 and 2010. For a description of the total amount billed by KPMG LLP to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see “Audit Committee Information - External Auditor Service Fees (by Category)” on page 55 of the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

PRE-APPROVAL OF NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For a description of our pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee- Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors” on page 55 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF BUSINESS ETHICS

We have adopted a Code of Business Ethics (the “Code”) covering our executive officers and directors.  The Code is available on our website at http://www.seabridgegold.net/ManCorpPract-RevMay14-10.pdf and from our office at the address listed on the cover of this Form 40-F.

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them.  During the fiscal year ended December 31, 2011, we did not granted any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

CONTRACTUAL OBLIGATIONS

For a description of the contractual obligations of the Company, see “Contractual Obligations” on page 5 of the MD&A, which is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

MINE SAFETY DISCLOSURE

During the fiscal year ended December 31, 2011, neither the Company nor any of our subsidiaries was the “operator” of any “coal or other mine,” as those terms are defined in the Federal Mine Safety and Health Act of 1977, as none of our mining properties is located in the United States. Therefore, the provisions of Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Item 16 of General Instruction B to Form 40-F requiring disclosure concerning mine safety violations and other regulatory matters relating to U. S. operations do not presently apply to us.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

ADDITIONAL INFORMATION

Additional information relating to us, including the Audited Financial Statements, the MD&A and the AIF, can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, or on our website at www.seabridgegold.net.  Shareholders may also contact the Secretary of the Company by phone at (416) 367-9292 or by e-mail at info@seabridgegold.net to request copies of these documents and this annual report on Form 40-F.

CONTACTING THE BOARD

Company shareholders, employees and other interested parties may communicate directly with the Board by:

•	writing to:	Rudi Fronk President and CEO Seabridge Gold, Inc. 106 Front Street, East, 4th Floor Toronto, Ontario, Canada M5A 1E1
•	calling:	(416) 367-9292
•	emailing:	rudi@seabridgegold.net

UNDERTAKING

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

We have previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of our agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing our file number.

EXHIBITS
Consents
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of EBA Engineering Consultants Ltd., Kevin Jones, Nigel Goldup and Dr, Adrian Chantler

23.3	Consent of Resource Modeling Inc. and Michael Lechner

23.4	Consent of Wardrop, A Tetra Tech Company, Dr. John Huang, Hassan Ghaffari and Tysen Hantelmann

23.5	Consent of Moose Mountain Technical Services and J. H. Gray

23.6	Consent of W.N. Brazier Associates Inc. and W.N. Brazier

23.7	Consent of Rescan Environmental Services Ltd., Greg McKillop and Pierre Pelletier

23.8	Consent of Bosche Ventures Ltd. and Harold Bosche

23.9	Consent of Klohn Crippen Berger Ltd. and Graham Parkinson

23.10	Consent of McElhanney Consulting Services Ltd. and Robert Parolin

23.11	Consent of BGC Engineering Inc. and Warren Newcomen

23.12	Consent of Allnorth Consultants Ltd. and Darby Kreitz

23.13	Consent of Thyssen Mining Construction of Canada Ltd. and Adrian Bodolan

23.14	Consent of Golder Associates Ltd. and Cameron Clayton
Certifications
31.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

31.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

31.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

31.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Annual Information
99.1	Annual Information Form of the Company for the year ended December 31, 2011

99.2	Management’s Discussion and Analysis for the year ended December 31, 2011

99.3	Consolidated Financial Statements for the year ended December 31, 2011

99.4	Reports of KPMG LLP, independent registered public accounting firm for the Company, on the audited consolidated financial statements and on internal control over financial reporting

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Seabridge Gold Inc.

By:	/s/ Rudi P. Fronk
Name: Rudi P. Fronk
Title: President and Chief Executive Officer

Date March 30, 2012

EXHIBITS
Consents
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of EBA Engineering Consultants Ltd., Kevin Jones, Nigel Goldup and Dr, Adrian Chantler

23.3	Consent of Resource Modeling Inc. and Michael Lechner

23.4	Consent of Wardrop, A Tetra Tech Company, Dr. John Huang, Hassan Ghaffari and Tysen Hantelmann

23.5	Consent of Moose Mountain Technical Services and J. H. Gray

23.6	Consent of W.N. Brazier Associates Inc. and W.N. Brazier

23.7	Consent of Rescan Environmental Services Ltd., Greg McKillop and Pierre Pelletier

23.8	Consent of Bosche Ventures Ltd. and Harold Bosche

23.9	Consent of Klohn Crippen Berger Ltd. and Graham Parkinson

23.10	Consent of McElhanney Consulting Services Ltd. and Robert Parolin

23.11	Consent of BGC Engineering Inc. and Warren Newcomen

23.12	Consent of Allnorth Consultants Ltd. and Darby Kreitz

23.13	Consent of Thyssen Mining Construction of Canada Ltd. and Adrian Bodolan

23.14	Consent of Golder Associates Ltd. and Cameron Clayton
Certifications
31.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

31.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

31.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

31.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Annual Information
99.1	Annual Information Form of the Company for the year ended December 31, 2011

99.2	Management’s Discussion and Analysis for the year ended December 31, 2011

99.3	Consolidated Financial Statements of the Company for the year ended December 31, 2011

99.4	Reports of KPMG LLP, independent registered public accounting firm for the Company, on the audited consolidated financial statements and on internal control over financial reporting