Form 40-F/A
period 2011-12-31
SEABRIDGE GOLD INC
filed 2012-04-05
CIK 1231346

UNITED STATES
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

Subsequent to filing this Form 40-F, typographical errors were noted in Exhibit 23.1 and on page 3 of Exhibit 99.3. Corrected versions of Exhibits 23.1 and 99.3 are filed herewith. No other portion of the Form 40-F is being amended.

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

EXHIBITS
Consents
23.1**	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2*	Consent of EBA Engineering Consultants Ltd., Kevin Jones, Nigel Goldup and Dr, Adrian Chantler

23.3*	Consent of Resource Modeling Inc. and Michael Lechner

23.4*	Consent of Wardrop, A Tetra Tech Company, Dr. John Huang, Hassan Ghaffari and Tysen Hantelmann

23.5*	Consent of Moose Mountain Technical Services and J. H. Gray

23.6*	Consent of W.N. Brazier Associates Inc. and W.N. Brazier

23.7*	Consent of Rescan Environmental Services Ltd., Greg McKillop and Pierre Pelletier

23.8*	Consent of Bosche Ventures Ltd. and Harold Bosche

23.9*	Consent of Klohn Crippen Berger Ltd. and Graham Parkinson

23.10*	Consent of McElhanney Consulting Services Ltd. and Robert Parolin

23.11*	Consent of BGC Engineering Inc. and Warren Newcomen

23.12*	Consent of Allnorth Consultants Ltd. and Darby Kreitz

23.13*	Consent of Thyssen Mining Construction of Canada Ltd. and Adrian Bodolan

23.14*	Consent of Golder Associates Ltd. and Cameron Clayton
Certifications
31.1*	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

31.2*	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

31.3*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

31.4*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Annual Information
99.1*	Annual Information Form of the Company for the year ended December 31, 2011

99.2*	Management’s Discussion and Analysis for the year ended December 31, 2011

99.3**	Consolidated Financial Statements for the year ended December 31, 2011

99.4*	Reports of KPMG LLP, independent registered public accounting firm for the Company, on the audited consolidated financial statements and on internal control over financial reporting
_____________
* Previously filed
** Filed herewith

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No.1 to annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Seabridge Gold Inc.

By:	/s/ Rudi P. Fronk
Name: Rudi P. Fronk
Title: President and Chief Executive Officer

Date April 5, 2012

EXHIBITS
Consents
23.1**	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2*	Consent of EBA Engineering Consultants Ltd., Kevin Jones, Nigel Goldup and Dr, Adrian Chantler

23.3*	Consent of Resource Modeling Inc. and Michael Lechner

23.4*	Consent of Wardrop, A Tetra Tech Company, Dr. John Huang, Hassan Ghaffari and Tysen Hantelmann

23.5*	Consent of Moose Mountain Technical Services and J. H. Gray

23.6*	Consent of W.N. Brazier Associates Inc. and W.N. Brazier

23.7*	Consent of Rescan Environmental Services Ltd., Greg McKillop and Pierre Pelletier

23.8*	Consent of Bosche Ventures Ltd. and Harold Bosche

23.9*	Consent of Klohn Crippen Berger Ltd. and Graham Parkinson

23.10*	Consent of McElhanney Consulting Services Ltd. and Robert Parolin

23.11*	Consent of BGC Engineering Inc. and Warren Newcomen

23.12*	Consent of Allnorth Consultants Ltd. and Darby Kreitz

23.13*	Consent of Thyssen Mining Construction of Canada Ltd. and Adrian Bodolan

23.14*	Consent of Golder Associates Ltd. and Cameron Clayton
Certifications
31.1*	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

31.2*	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

31.3*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

31.4*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Annual Information
99.1*	Annual Information Form of the Company for the year ended December 31, 2011

99.2*	Management’s Discussion and Analysis for the year ended December 31, 2011

99.3**	Consolidated Financial Statements of the Company for the year ended December 31, 2011

99.4*	Reports of KPMG LLP, independent registered public accounting firm for the Company, on the audited consolidated financial statements and on internal control over financial reporting
_____________
* Previously filed
** Filed herewith