Form 40-F
period 2012-12-31
SEABRIDGE GOLD INC
filed 2013-03-28
CIK 1231346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012                                                                                     Commission file number: 1-32135

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 45,556,376  common shares (as of December 31, 2012).

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, and forward-looking information within the meaning of Canadian securities laws concerning our projects, business approach and plans, including estimated production, capital, operating and cash flow estimates and other matters at our projects. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”).  In addition, statements concerning mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2012, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00= CDN$0.9958.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted under the multi-jurisdictional system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the SEC.  We have prepared our financial statements, which are filed as Exhibit 99.3 to this annual report, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they are not comparable with financial statements prepared in accordance with U. S. generally accepted accounting principles.

RESOURCE AND RESERVE ESTIMATES

We prepared the AIF for the fiscal year ended December 31, 2012 attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the Securities Act. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

AUDITED ANNUAL FINANCIAL STATEMENTS

Our audited financial statements (“Audited Financial Statements”), including the Independent Auditors’ Report of Registered Public Accounting Firm with respect thereto, are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein, are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2012 (the “MD&A”) is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of our securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report.   Shareholders are solely responsible for determining the tax consequences as applicable to their particular circumstances and should consult with their own tax advisors concerning an investment in our securities.

U.S. holders of our common shares should be aware that we believe that for U.S. federal income tax purposes we were classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2012 and, based upon current business plans and financial expectations, we expect to be classified as a PFIC for the tax year ending December 31, 2013.

Assuming we are classified as a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of our common shares, (as well as any “excess distribution” received on the common shares) as if the gain were ordinary income (rather than capital gain) that had been realized ratably over the holding period of the common shares.  The amount allocated to the current taxable year or to any year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income earned in the current taxable year.  The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the U.S. Holder also would be liable for an interest charge on such tax liability for such years.  The ownership and disposition of shares in a PFIC must be reported on Form 8621, filed with a U.S. Holder’s federal income tax return. The foregoing excess distribution rules would not apply to the extent that the shareholder makes a timely and effective “qualified electing fund” (“QEF”) election or a “mark-to-market” election with respect to the common shares.  A U.S. shareholder who makes a QEF election generally must report on a current basis his share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders.  For each tax year that we are a PFIC, we will make available the PFIC annual information statement as provided pursuant to Treasury Regulation Section 1.1295-1(g) on our website.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over his basis therein.

Each U.S. shareholder should consult with his own tax advisor regarding the PFIC rules and U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

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

Management’s Annual Report on Internal Control over Financial Reporting

For management’s report on internal control over financial reporting, see “Disclosure Controls and Procedures” and “Internal Controls over Financial Reporting” in our MD&A attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2012, which is included as part of Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2012, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CORPORATE GOVERNANCE

We are subject to a variety of corporate governance guidelines and requirements of the Toronto Stock Exchange, the NYSE (the “NYSE”), the Canadian Securities Administrators and the SEC.  We believe that we meet or exceed the applicable corporate governance requirements.  According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the registrant’s website. Although we are listed on the NYSE, we are not required to comply with all of that exchange's corporate governance rules which are applicable to U.S. companies. Our governance practices comply in all significant respects with the NYSE Rules.  The guidelines are available for viewing on our website at http://www.seabridgegold.net/ManCorpPract.pdf and are available without charge in print to any shareholder who requests them.  Requests for copies of the guidelines should be made to the Secretary of the Company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

We review our governance practices and monitor developments in Canada and the United States on an on-going basis to ensure we remain in compliance with applicable rules and standards. The Board is committed to sound corporate governance practices which are both in the interest of our shareholders and contribute to effective and efficient decision making.

AUDIT COMMITTEE

Audit Committee

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of our Audit Committee are identified under the heading “Audit Committee Information” in the AIF which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. In the opinion of the Board, all members of the Audit Committee are financially literate and independent, as such terms are defined by the NYSE’s corporate governance listing standards applicable to us and as determined by Rule 10A-3 under the Exchange Act.

Audit Committee Financial Expert

The Board has determined that Thomas C. Dawson, Chairman of the Audit Committee, has the necessary qualifications to be designated as an “audit committee financial expert” within the meaning of applicable SEC Rules and is an “independent director”, as defined pursuant to Item 407(d)(5) of SEC Regulation S-K.  Mr. Dawson has been a Chartered Accountant since 1961. In 1999, he retired as a senior audit and accounting partner with 40 years experience at Deloitte & Touche LLP, Chartered Accountants. He received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. Mr. Dawson is also a director of WaterFurnace Renewable Energy, a Canadian public company and three structured investment funds managed by Scotia Managed Companies.  The SEC has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

Audit Committee Charter

Our Audit Committee Charter is available on our website at http://www.seabridgegold.net/governance.php, and is provided in Schedule A to the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. The Charter also is available in print to any shareholder that provides us with a written request.  Requests for copies should be made to the Secretary of the Company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2012 and 2011. For a description of the total amount billed by KPMG LLP to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 9 “Audit Committee Information - External Auditor Service Fees (by Category)” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

PRE-APPROVAL OF NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For a description of our pre-approval policies and procedures related to the provision of non-audit services, see Item 9 “Audit Committee Information- Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors” in the AIF, which is attached as Exhibit 99.1 to this annual report on Information-Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF BUSINESS ETHICS

We have adopted a Code of Business Ethics (the “Code”) covering our executive officers and directors.  The Code is available on our website at http://www.seabridgegold.net/ManCorpPract.pdf and from our office at the address listed on the cover of this Form 40-F.

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them.  During the fiscal year ended December 31, 2012, we did not granted any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

CONTRACTUAL OBLIGATIONS

For a description of the contractual obligations of the Company, see “Contractual Obligations” in the MD&A, which is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

MINE SAFETY DISCLOSURE

During the fiscal year ended December 31, 2012, we were not subject to any citations, orders or other legal actions under the U.S. Mine Safety and Health Act of 1977.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

INTERACTIVE DATA FILE

We are not currently required to submit to the SEC, nor post to our corporate website, an Interactive Data File.

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

CONTACTING THE BOARD

Company shareholders, employees and other interested parties may communicate directly with the Board by:

•	writing to:	Rudi Fronk Chairman and CEO Seabridge Gold, Inc. 106 Front Street, East, 4th Floor Toronto, Ontario, Canada M5A 1E1
•	calling:	(416) 367-9292
•	emailing:	rudi@seabridgegold.net

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

EXHIBITS
Consents
23.1	Consent of KPMG LLP Independent Registered Public Accounting Firm

23.2	Consent of Tetra Tech WEI, Inc., Dr. John Huang and Sabry Abdel Hafez

23.3	Consent of Moose Mountain Technical Services and Jim Gray

23.4	Consent of W.N. Brazier Associates Inc. and W.N. Brazier

23.5	Consent of Rescan Environmental Services Ltd. and Pierre Pelletier

23.6	Consent of Bosche Ventures Ltd. and Harold Bosche

23.7	Consent of Klohn Crippen Berger Ltd. and Graham Parkinson

23.8	Consent of Allnorth Consultants Ltd. and Darby Kreitz

23.9	Consent of Resource Modeling Inc. and Michael J. Lechner

23.10	Consent of McElhanney Consulting Services Ltd. and Robert Parolin

23.11	Consent of BGC Engineering Inc. and Warren Newcomen

23.12	Consent of EBA Engineering Consultants Ltd., Kevin Jones and Nigel Goldup

23.13	Consent of Golder Associates Ltd., Ross Hammett and Cameron Clayton

23.14	Consent of Stantec Consulting Ltd. and Tony Wachmann

23.15	Consent of SRK Consulting (Canada) Inc. and Stephen Day

23.16	Consent of William E. Threlkeld

Certifications
31.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

31.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Annual
Information
99.1	Annual Information Form of the Company for the year ended December 31, 2012

99.2	Management’s Discussion and Analysis for the year ended December 31, 2012

99.3	Consolidated Financial Statements of the Company for the year ended December 31, 2012

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Seabridge Gold Inc.

	By:	/s/ Rudi P. Fronk
Name: Rudi P. Fronk
Title: Chairman and Chief Executive Officer
Date: March 28, 2013