Form 40-F
period 2013-12-31
SEABRIDGE GOLD INC
filed 2014-04-01
CIK 1231346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission file number: 1-32135

Seabridge Gold Inc.
(Exact name of Registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

106 Front Street East, Suite 400
Toronto, Ontario CANADA M5A 1E 1
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 47,081,376  common shares (as of December 31, 2013).

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2013, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00= CDN$1.06.

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

RESOURCE AND RESERVE ESTIMATES

We prepared the AIF for the fiscal year ended December 31, 2013 attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the Securities Act. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2013 (the “MD&A”) is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of our securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report.   Shareholders are solely responsible for determining the tax consequences as applicable to their particular circumstances and should consult with their own tax advisors concerning an investment in our securities.

U.S. holders of our common shares should be aware that we believe that for U.S. federal income tax purposes we were classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2013 and, based upon current business plans and financial expectations, we expect to be classified as a PFIC for the tax year ending December 31, 2014.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2013, which is included as part of Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2013, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CORPORATE GOVERNANCE

We are subject to a variety of corporate governance guidelines and requirements of the Toronto Stock Exchange, the NYSE (the “NYSE”), the Canadian Securities Administrators and the SEC.  We believe that we meet or exceed the applicable corporate governance requirements.  According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the registrant’s website.  Although we are listed on the NYSE, we are not required to comply with all of that exchange’s corporate governance rules which are applicable to U.S. corporations. The significant ways in which the NYSE governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings, shareholder approval for issuance of common shares that could result ina 20% increase in the number of outstanding common shares and shareholder approval of certain compensation plans.  The guidelines are available for viewing on our website at http://www.seabridgegold.net/ManCorpPract.pdf and are available without charge in print to any shareholder who requests them.  Requests for copies of the guidelines should be made to the Secretary of the Company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

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

Audit Committee Financial Expert

The Board has determined that Thomas C. Dawson, Chairman of the Audit Committee, has the necessary qualifications to be designated as an “audit committee financial expert” within the meaning of applicable SEC Rules and is an “independent director”, as defined pursuant to Item 407(d)(5) of SEC Regulation S-K.  Mr. Dawson has been a Chartered Professional Accountant since 1961. In 1999, he retired as a senior audit and accounting partner with 40 years experience at Deloitte & Touche LLP. He received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. Mr. Dawson is also a director of WaterFurnace Renewable Energy, a Canadian public company and three structured investment funds managed by Scotia Managed Companies.  The SEC has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2013 and 2012. For a description of the total amount billed by KPMG LLP to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 9 “Audit Committee Information - External Auditor Service Fees (by Category)” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

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

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them.  During the fiscal year ended December 31, 2013, we did not granted any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

CONTRACTUAL OBLIGATIONS

For a description of the contractual obligations of the Company, see “Contractual Obligations” in the MD&A, which is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

MINE SAFETY DISCLOSURE

During the fiscal year ended December 31, 2013, we were not subject to any citations, orders or other legal actions under the U.S. Mine Safety and Health Act of 1977.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBITS
Consents

Consents
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of Tetra Tech WEI, Inc., Dr. John Huang and Sabry Abdel Hafez

23.3	Consent of Moose Mountain Technical Services and J.H. Gray

23.4	Consent of W.N. Brazier Associates Inc. and W.N. Brazier

23.5	Consent of Rescan Environmental Services Ltd. and Pierre Pelletier

23.6	Consent of William E. Threlkeld

23.7	Consent of Klohn Crippen Berger Ltd. and Graham Parkinson

23.8	Consent of Allnorth Consultants Ltd. and Darby Kreitz

23.9	Consent of Resource Modeling Inc. and Michael Lechner

23.10	Consent of McElhanney Consulting Services Ltd. and Robert Parolin

23.11	Consent of BGC Engineering Inc. and Warren Newcomen

23.12	Consent of Tetra Tech EBA Inc., Kevin Jones and Nigel Goldup

23.13	Consent of Golder Associates Ltd., Ross Hammett and Cameron Clayton

23.14	Consent of Stantec Consulting Ltd. and Tony Wachmann

23.15	Consent of SRK Consulting (Canada) Inc. and Stephen Day

23.16*	Consent of Bosche Ventures Ltd. and Harold Bosche

Certifications
31.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

31.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Annual Information
99.1	Annual Information Form of the Company for the year ended December 31, 2013

99.2	Management’s Discussion and Analysis for the year ended December 31, 2013

99.3	Consolidated Financial Statements of the Company for the year ended December 31, 2013

*	All exhibits filed herewith except Exhibit 23.16 which is incorporated by reference to Exhibit 23.6 to the Company’s Form 40-F for the fiscal year ended December 31, 2012

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Seabridge Gold Inc.

	By:	/s/ Rudi P. Fronk
Name: Rudi P. Fronk
Title: Chairman and Chief Executive Officer
Date: March 31, 2014