Form 40-F/A
period 2013-12-31
SEABRIDGE GOLD INC
filed 2014-11-28
CIK 1231346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
FORM 40-F /A

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

Corporation Service Company
1180 Sixth Avenue
New York, New York 10036
(212) 299-5656
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☐ Audited Annual Financial Statements

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

Seabridge Gold Inc.  (the “Company” or the “Registrant” or “we” or “us”) is filing this Amendment No. 1 to its annual report on Form 40-F for the year ended December 31, 2013 in order to file with the United States Securities and Exchange Commission (the “SEC”) its Revised Annual Information Form dated November 26, 2014 (the “Revised AIF”), which is also being filed with securities regulators in Canada. The Registrant was required by the Ontario Securities Commission to revise and refile the most recent pre-feasibility studies prepared in respect of the Registrant’s KSM and Courageous Lake Projects to state the economic analyses in those studies on a post-tax basis. The Revised AIF incorporates the details of these post-tax economic analyses and, since this Revised AIF bears a more current date, it has been updated to incorporate material information regarding the Registrant arising since the date of the earlier filed version. TheRevised AIF, which is included as Exhibit 99.1 hereto, supersedes the earlier filed version. Certifications under Section 302 of the Sarbanes-Oxley Act and applicable expert consents, are also filed herewith. No other portions of the Company’s annual report on Form 40-F for the year ended December 31, 2013 are amended.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F/A and the exhibits attached hereto contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, and forward-looking information within the meaning of Canadian securities laws concerning our projects, business approach and plans, including estimated production, capital, operating and cash flow estimates and other matters at our projects. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”).  In addition, statements concerning mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments.  In making the forward-looking statements in this Form 40-F/A and the exhibits attached hereto, we have applied several material assumptions including, but not limited to, the assumption that: (i) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (ii) the potential for production at our mineral projects will continue operationally, legally and economically; (iii) any additional financing needed will be available on reasonable terms; and (iv) estimated resources at our projects have merit and there is continuity of mineralization as reflected in such estimates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	the Company's history of losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;
•	risks related to the Company's ability to finance its exploration activities and future development activities through joint ventures, the sale of property interests or obtaining suitable financing;
•	uncertainty of whether the reserves estimated on the Company's mineral properties will be brought into production;
•	uncertainties relating to the assumptions underlying the Company's resource and reserve estimates;
•	uncertainty of estimates of capital costs, operating costs, production and economic returns;
•	risks related to commercially producing precious metals from the Company's mineral properties;
•	risks related to fluctuations in the market price of gold, copper and other metals;
•	risks related to fluctuations in foreign exchange rates;
•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable;
•	risks related to obtaining all necessary permits and governmental approvals for exploration, development and mining activities, including in respect of environmental regulation;

•	uncertainty related to title to the Company's mineral properties and rights of access over or through lands subject to third party mineral tenures;
•
risks related to unsettled First Nations rights and title, including risks arising as a result of the Supreme Court of Canada decision in Tsilhqot'in Nation v. British Columbia of June 26, 2014, and settled Treaty Nations' rights;

•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;
•	increased competition in the mining industry;
•	the Company's need to attract and retain qualified management and personnel;
•	risks related to conflicts of interest due to some of the Company's directors' and officers' involvement with other natural resource companies; and
•	the Company's classification as a "passive foreign investment company" under the United States tax code.

This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our Revised AIF attached hereto as Exhibit 99.1  under the heading “Risk Factors” and elsewhere in the Revised AIF, and in the documents incorporated by reference to this Form 40-F/A and the Revised AIF.  In addition, although we have attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.  It is also noted that while we engage in exploration and development of our properties, we will not undertake production activities by ourselves.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F/A are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2013, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00= CDN$1.06.

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

RESOURCE AND RESERVE ESTIMATES

The Company’sRevised AIFfiled as Exhibit 99.1 to this annual report on Form 40-F/A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Form 40-F/A have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the Securities Act. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

Without limiting the foregoing, this Form 40-F/A, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in the Revised AIF, or in the documents incorporated by reference to this Form 40-F/A and the Revised AIF, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

REVISED ANNUAL INFORMATION FORM

The Revised AIF is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

Our audited financial statements (“Audited Financial Statements”), including the Independent Auditors’ Report of Registered Public Accounting Firm with respect thereto, are incorporated by reference as Exhibit 99.3 to this annual report on Form 40-F/A, are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2013 (the “MD&A”) is incorporated by reference as Exhibit 99.2 to this annual report on Form 40-F/A.

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

Management’s Annual Report on Internal Control over Financial Reporting

For management’s report on internal control over financial reporting, see “Disclosure Controls and Procedures” and “Internal Controls over Financial Reporting” in our MD&A incorporated by reference as Exhibit 99.2 to this annual report on Form 40-F/A.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2013, which is incorporated by reference as part of Exhibit 99.3 to this annual report on Form 40-F/A.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2013, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CORPORATE GOVERNANCE

We are subject to a variety of corporate governance guidelines and requirements of the Toronto Stock Exchange, the NYSE (the “NYSE”), the Canadian Securities Administrators and the SEC.  We believe that we meet or exceed the applicable corporate governance requirements.  According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the registrant’s website.  Although we are listed on the NYSE, we are not required to comply with all of that exchange’s corporate governance rules which are applicable to U.S. corporations. The significant ways in which the NYSE governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings, shareholder approval for issuance of common shares that could result in a 20% increase in the number of outstanding common shares and shareholder approval of certain compensation plans.  The guidelines are available for viewing on our website at http://www.seabridgegold.net/ManCorpPract.pdf and are available without charge in print to any shareholder who requests them.  Requests for copies of the guidelines should be made to the Secretary of the Company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

We review our governance practices and monitor developments in Canada and the United States on an on-going basis to ensure we remain in compliance with applicable rules and standards. The Board is committed to sound corporate governance practices which are both in the interest of our shareholders and contribute to effective and efficient decision making.

AUDIT COMMITTEE

Audit Committee

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of our Audit Committee are identified under the heading “Audit Committee Information” in the Revised AIF which is attached as Exhibit 99.1 to this annual report on Form 40-F/A and incorporated by reference herein. In the opinion of the Board, all members of the Audit Committee are financially literate and independent, as such terms are defined by the NYSE’s corporate governance listing standards applicable to us and as determined by Rule 10A-3 under the Exchange Act.

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

Audit Committee Charter

Our Audit Committee Charter is available on our website at http://www.seabridgegold.net/governance.php,   and is provided in Schedule A to the Revised AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F/A and incorporated by reference herein. The Charter also is available in print to any shareholder that provides us with a written request.  Requests for copies should be made to the Secretary of the Company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2013 and 2012. For a description of the total amount billed by KPMG LLP to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 9 “Audit Committee Information - External Auditor Service Fees (by Category)” in the Revised AIF, which is attached as Exhibit 99.1 to this Form 40-F/A and incorporated by reference herein.

PRE-APPROVAL OF NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For a description of our pre-approval policies and procedures related to the provision of non-audit services, see Item 9 “Audit Committee Information- Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors” in the Revised AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F/A and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF BUSINESS ETHICS

We have adopted a Code of Business Ethics (the “Code”) covering our executive officers and directors.  The Code is available on our website at http://www.seabridgegold.net/ManCorpPract.pdf and from our office at the address listed on the cover of this Form 40-F/A.

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them.  During the fiscal year ended December 31, 2013, we did not granted any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

CONTRACTUAL OBLIGATIONS

For a description of the contractual obligations of the Company, see “Contractual Obligations” in the MD&A, which is incorporated by reference as Exhibit 99.2 to this annual report on Form 40-F/A.

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

ADDITIONAL INFORMATION

Additional information relating to us, including the Audited Financial Statements, the MD&A and the Revised AIF, can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, or on our website at www.seabridgegold.net.  Shareholders may also contact the Secretary of the Company by phone at (416) 367-9292 or by e-mail at info@seabridgegold.net to request copies of these documents and this revised annual report on Form 40-F/A.

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

EXHIBITS
Consents
23.1 *	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of Tetra Tech WEI, Inc., Dr. John Huang, Sabry Abdel Hafez and Hassan Ghaffari

23.3	Consent of Moose Mountain Technical Services and J. H. Gray

23.4	Consent of W.N. Brazier Associates Inc. and Neil Brazier

23.5	Consent of ERM Consultants Canada Ltd. and Pierre Pelletier

23.6	Consent of Klohn Crippen Berger Ltd. and Graham Parkinson

23.7	Consent of Allnorth Consultants Ltd. and Darby Kreitz

23.8	Consent of Resource Modeling Inc. and Michael Lechner

23.9	Consent of McElhanney Consulting Services Ltd. and Robert Parolin

23.10	Consent of BGC Engineering Inc. and Warren Newcomen

23.11	Consent of Tetra Tech EBA Inc., Kevin Jones and Nigel Goldup

23.12	Consent of Golder Associates Ltd., Ross Hammett and Albert Victor Chance

23.13	Consent of Stantec Consulting Ltd. and Tony Wachmann

23.14	Consent of SRK Consulting (Canada) Inc. and Stephen Day

23.15	Consent of Tetra Tech WEI Inc. and Hassan Ghaffari

23.16	Consent of William Threlkeld

Certifications
31.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

31.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Annual Information
99.1	Revised Annual Information Form of the Company for the year ended December 31, 2013

99.2 *	Management’s Discussion and Analysis for the year ended December 31, 2013

99.3 *	Consolidated Financial Statements of the Company for the year ended December 31, 2013

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Seabridge Gold Inc.

By:	/s/ Rudi P. Fronk
Name: Rudi P. Fronk Title: Chairman and Chief Executive Officer

Date: November 26, 2014