Form 40-F
period 2014-12-31
SEABRIDGE GOLD INC
filed 2015-03-16
CIK 1231346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014                                                                                     Commission file number: 1-32135

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 48,438,876 common shares (as of December 31, 2014).

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

Seabridge Gold Inc.  (the “Registrant” or “we” or “us”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F (“Form 40-F”) pursuant to the multi-jurisdictional disclosure system of the Exchange Act. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Accordingly, our equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

For the Registrant’s Annual Information Form (the “AIF”)  for the year ended December 31, 2014, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s audited annual financial statements (“Audited Financial Statements”), for the year ended December 31, 2014, including the Independent Auditors’ Report of Registered Public Accounting Firm, see Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis (the “MD&A”)  for the year ended December 31, 2014, see Exhibit 99.3 of this Form 40-F.

FORWARD-LOOKING STATEMENTS

This Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, and forward-looking information within the meaning of Canadian securities laws concerning our projects, business approach and plans, including estimated production, capital, operating and cash flow estimates and other matters at our projects. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”).  In addition, statements concerning mineral reserve and mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed and the economics of developing a property and producing minerals.

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

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	our history of losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;
•	risks related to our ability to finance our exploration activities and future development activities through joint ventures, the sale of property interests or obtaining suitable financing;
•	uncertainty of whether the reserves estimated on our mineral properties will be brought into production;
•	uncertainties relating to the assumptions underlying our resource and reserve estimates;
•	uncertainty of estimates of capital costs, operating costs, production and economic returns;
•	risks related to commercially producing precious metals from our mineral properties;
•	risks related to fluctuations in the market price of gold, copper and other metals;
•	risks related to fluctuations in foreign exchange rates;
•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable;
•	risks related to obtaining all necessary permits and governmental approvals for exploration, development and mining activities, including in respect of environmental regulation;
•	uncertainty related to title to our mineral properties and rights of access over or through lands subject to third party mineral tenures;
•
risks related to unsettled First Nations rights and title, including risks arising as a result of the Supreme Court of Canada decision in Tsilhqot'in Nation v. British Columbia of June 26, 2014, and settled Treaty Nations' rights;

•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;
•	increased competition in the mining industry;
•	our need to attract and retain qualified management and personnel;
•	risks related to conflicts of interest due to some of our directors' and officers' involvement with other natural resource companies; and
•	our classification as a "passive foreign investment company" under the United States tax code.

This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our AIF attached hereto as Exhibit 99.1 under the heading “Risk Factors” and elsewhere in the AIF, and in the documents incorporated by reference in this Form 40-F and the AIF.  In addition, although we have attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.  It is also noted that while we engage in exploration and development of our properties, we will not undertake production activities by ourselves.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2014, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = CDN$1.16.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the SEC.  We have prepared our financial statements, which are filed as Exhibit 99.2 to this Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they are not comparable with financial statements prepared in accordance with U. S. generally accepted accounting principles.

RESOURCE AND RESERVE ESTIMATES

We prepared the AIF for the fiscal year ended December 31, 2014 attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum Classification System (the “CIM”) “Standards on Mineral Resources and Mineral Reserves”, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the Securities Act. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

U.S. holders of our common shares should be aware that we believe that for U.S. federal income tax purposes we were classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2014 and, based upon current business plans and financial expectations, we expect to be classified as a PFIC for the tax year ending December 31, 2015.

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

Management’s Annual Report on Internal Control over Financial Reporting

For management’s report on internal control over financial reporting, see “Internal Controls over Financial Reporting” in our MD&A attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2014, which is included as part of Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2014, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Certifications

See Exhibits 31.1, 31.2, 32.1 and 32.2 to this Form 40-F.

CORPORATE GOVERNANCE

We are subject to a variety of corporate governance guidelines and requirements of the Toronto Stock Exchange, the NYSE (the “NYSE”), the Canadian Securities Administrators and the SEC.  We believe that we meet or exceed the applicable corporate governance requirements.  According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the registrant’s website.  Although we are listed on the NYSE, we are not required to comply with all of that exchange’s corporate governance rules which are applicable to U.S. corporations. The significant ways in which the NYSE governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings, shareholder approval for issuance of common shares that could result in a 20% increase in the number of outstanding common shares and shareholder approval of certain compensation plans.  The guidelines are available for viewing on our website at http://www.seabridgegold.net/ManCorpPract.pdf and are available without charge in print to any shareholder who requests them.  Requests for copies of the guidelines should be made to the Secretary of our company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

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

Audit Committee Financial Expert

The Board has determined that Thomas C. Dawson, Chairman of the Audit Committee, has the necessary qualifications to be designated as an “audit committee financial expert” within the meaning of applicable SEC Rules and is an “independent director”, as defined pursuant to Item 407(d)(5) of SEC Regulation S-K.  Mr. Dawson has been a Chartered Professional Accountant since 1961. In 1999, he retired as a senior audit and accounting partner with 40 years’ experience at Deloitte & Touche LLP. He received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. Mr. Dawson is also a director of three structured investment funds managed by Scotia Managed Companies.  The SEC has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee or board of directors.

Audit Committee Charter

Our Audit Committee Charter is available on our website at http://www.seabridgegold.net/governance.php,   and is provided in Schedule A to the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. The Charter also is available in print to any shareholder that provides us with a written request.  Requests for copies should be made to the Secretary of our company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2014 and 2013. For a description of the total amount billed by KPMG LLP to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 9 “Audit Committee Information - External Auditor Service Fees (by Category)” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

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

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them.  During the fiscal year ended December 31, 2014, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

CONTRACTUAL OBLIGATIONS

For a description of our contractual obligations, see “Contractual Obligations” in the MD&A, which is attached as Exhibit 99.3 to this Form 40-F and incorporated by reference herein.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2014, we were not an operator, of a coal or other mine in the United States.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

INTERACTIVE DATA FILE

We are not currently required to submit to the SEC, nor post to our corporate website, an Interactive Data File.

ADDITIONAL INFORMATION

Additional information relating to us, including the Audited Financial Statements, the MD&A and the AIF, can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, or on our website at www.seabridgegold.net.  Shareholders may also contact the Secretary of our company by phone at (416) 367-9292 or by e-mail at info@seabridgegold.net to request copies of these documents and this annual report on Form 40-F.

CONTACTING THE BOARD

Shareholders, employees and other interested parties may communicate directly with the Board by:

•	writing to:	Rudi Fronk Chairman and CEO Seabridge Gold, Inc. 106 Front Street, East, 4th Floor Toronto, Ontario, Canada M5A 1E1
•	calling:	(416) 367-9292
•	emailing:	rudi@seabridgegold.net

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

We have previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of our agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing our file number.

EXHIBITS
Consents

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of Tetra Tech WEI, Inc., Dr. John Huang, Sabry Abdel Hafez and Hassan Ghaffari

23.3	Consent of Moose Mountain Technical Services and J. H. Gray

23.4	Consent of W.N. Brazier Associates Inc. and Neil Brazier

23.5	Consent of ERM Consultants Canada Ltd. and Pierre Pelletier

23.6	Consent of Klohn Crippen Berger Ltd. and Graham Parkinson

23.7	Consent of Allnorth Consultants Ltd. and Darby Kreitz

23.8	Consent of Resource Modeling Inc. and Michael Lechner

23.9	Consent of McElhanney Consulting Services Ltd. and Robert Parolin

23.10	Consent of BGC Engineering Inc. and Warren Newcomen

23.11	Consent of Tetra Tech EBA Inc., Kevin Jones and Nigel Goldup

23.12	Consent of Golder Associates Ltd., Ross Hammett and Albert Victor Chance

23.13	Consent of Stantec Consulting Ltd. and Tony Wachmann

23.14	Consent of SRK Consulting (Canada) Inc. and Stephen Day

23.15	Consent of Tetra Tech WEI Inc. and Hassan Ghaffari

23.16	Consent of William Threlkeld

Certifications

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Annual Information

99.1	Annual Information Form for the year ended December 31, 2014

99.2	Audited Financial Statements for the year ended December 31, 2014

99.3	Management’s Discussion and Analysis for the year ended December 31, 2014

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Seabridge Gold Inc.

	By:	/s/ Rudi P. Fronk
Name: Rudi P. Fronk
Title: Chairman and Chief Executive Officer
Date: March 13, 2015