Form 40-F
period 2015-12-31
SEABRIDGE GOLD INC
filed 2016-03-25
CIK 1231346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015                                      Commission file number: 1-32135

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 52,139,626 common shares (as of December 31, 2015).

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

Our Annual Information Form (the “AIF”)  for the year ended December 31, 2015 is attached as Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

Our audited annual financial statements (“Audited Financial Statements”), for the year ended December 31, 2015, including the Independent Auditors’ Report of Registered Public Accounting Firm are attached as Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

Our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2015 is attached as Exhibit 99.3 of this Form 40-F.

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
•
risks related to our ability to continue our exploration activities and future development activities, and to continue as a going concern, which are dependent in part on our ability to obtain suitable financing, enter into joint ventures or sell property interests;

•	uncertainty of whether the reserves estimated on our mineral properties will be brought into production;
•	uncertainty relating to the assumptions underlying our resource and reserve estimates;
•	uncertainty of estimates of capital costs, operating costs, production and economic returns;
•	risks related to commercially producing precious metals from our mineral properties;
•	risks related to fluctuations in the market price of gold, copper and other metals;
•	risks related to fluctuations in foreign exchange rates;
•
mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or not of adequate amounts;

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2015, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was CDN$1.00 = US$0.7225.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the SEC.  We have prepared our financial statements, which are filed as Exhibit 99.2 to this Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they are not comparable with financial statements of U.S. and other companies prepared in accordance with U. S. generally accepted accounting principles.

RESOURCE AND RESERVE ESTIMATES

We prepared the AIF for the fiscal year ended December 31, 2015 attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum Classification System (the “CIM”) “Standards on Mineral Resources and Mineral Reserves”, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the Securities Act. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

U.S. investors should also understand that “inferred resources” are based on limited geologic evidence and have great uncertainty as to their economic and legal feasibility. Although it is reasonably expected that the majority of “inferred resources” could be upgraded to “indicated resources” with continued exploration, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in the AIF, or in the documents incorporated by reference to this Form 40-F and the AIF, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

TAX MATTERS

Purchasing, holding or disposing of our securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report.   Shareholders are solely responsible for determining the tax consequences as applicable to their particular circumstances and should consult with their own tax advisors concerning an investment in our securities.

U.S. holders of our common shares should be aware that we believe that for U.S. federal income tax purposes we were classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2015 and, based upon current business plans and financial expectations, we expect to be classified as a PFIC for the tax year ending December 31, 2016.

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

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision of, and with the participation of our management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a–15(e) and Rule 15d–15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report, our disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by us in reports that we file or submit to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

For management’s report on internal control over financial reporting, see “Internal Controls over Financial Reporting” in our MD&A attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2015, which immediately precedes the audited consolidated financial statements included as part of Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2015, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Committee Financial Expert

The Board has determined that Richard Kraus, Chairman of the Audit Committee, has the necessary qualifications to be designated as an “audit committee financial expert” within the meaning of applicable SEC Rules and is an “independent director”, as defined pursuant to Item 407(d)(5) of SEC Regulation S-K.  Mr. Kraus is a Certified Public Accountant and has served as a director, senior executive and business consultant in multiple industries, with an emphasis on mining and natural resources. He is a graduate of La Salle University in Business Administration. Mr. Kraus had served on the Audit Committe, becoming Chairman in March 2016 after the death of the former Chairman.  The SEC has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee or board of directors.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2015 and 2014. For a description of the total amount billed by KPMG LLP to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 9 “Audit Committee Information - External Auditor Service Fees (by Category)” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

For a description of our pre-approval policies and procedures related to the provision of non-audit services, see Item 9 “Audit Committee Information- Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

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

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them.  During the fiscal year ended December 31, 2015, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

CONTRACTUAL OBLIGATIONS

For a description of our contractual obligations, see “Contractual Obligations” in the MD&A, which is attached as Exhibit 99.3 to this Form 40-F and incorporated by reference herein.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2015, we were not an operator, of a coal or other mine in the United States.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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
Rudi P. Fronk
Chairman and Chief Executive Officer

Date:  March 24, 2016

EXHIBITS
Consents
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of Tetra Tech WEI, Inc., Dr. John Huang, Sabry Abdel Hafez and Hassan Ghaffari

23.3	Consent of Moose Mountain Technical Services and James H. Gray

23.4	Consent of W.N. Brazier Associates Inc. and Neil Brazier

23.5	Consent of ERM Consultants Canada Ltd. and Pierre Pelletier

23.6	Consent of Klohn Crippen Berger Ltd. and J. Graham Parkinson

23.7	Consent of Allnorth Consultants Ltd. and Darby Kreitz

23.8	Consent of Resource Modeling Inc. and Michael J. Lechner

23.9	Consent of McElhanney Consulting Services Ltd. and R. W. Parolin

23.10	Consent of BGC Engineering Inc. and Warren Newcomen

23.11	Consent of Tetra Tech EBA Inc., Kevin Jones and Nigel Goldup

23.12	Consent of Golder Associates Ltd., Ross Hammett and Albert Victor Chance

23.13	Consent of Stantec Consulting Ltd. and Tony Wachmann

23.14	Consent of SRK Consulting (Canada) Inc. and Stephen Day

23.15	Consent of William Threlkeld

Certifications
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Annual Information
99.1	Annual Information Form for the year ended December 31, 2015

99.2	Audited Financial Statements for the year ended December 31, 2015

99.3	Management’s Discussion and Analysis for the year ended December 31, 2015