Form 40-F
period 2016-12-31
SEABRIDGE GOLD INC
filed 2017-03-29
CIK 1231346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016 Commission file number: 1-32135

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 54,321,797 common shares (as of December 31, 2016).

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

For our Annual Information Form (the “AIF”) for the year ended December 31, 2016, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For our audited annual financial statements (“Audited Financial Statements”), for the year ended December 31, 2016, including the Independent Auditors’ Report of Registered Public Accounting Firm, see Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

For our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2016, see Exhibit 99.3 of this Form 40-F.

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

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	our history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;

•	risks related to our ability to continue our exploration activities and future development activities, and to continue to maintain corporate office support of these activities, which are dependent on our ability to obtaining suitable financing, enter into joint ventures or sell property interests;

•	uncertainty of whether the reserves estimated on our mineral properties will be brought into production;

•	uncertainty relating to the assumptions underlying our resource and reserve estimates;

•	uncertainty of estimates of capital costs, operating costs, production and economic returns;

•	risks related to commercially producing precious metals from our mineral properties;

•	risks related to fluctuations in the market price of gold, copper and other metals;

•	risks related to fluctuations in foreign exchange rates;

•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or not insurable in adequate amounts;

•	risks related to obtaining all necessary permits and governmental approvals for exploration, development and mining activities, including in respect of environmental regulation;

•	uncertainty related to title to our mineral properties and rights of access over or through lands subject to third party mineral tenures;

•	risks related to unsettled First Nations rights and title, including risks arising as a result of the Supreme Court of Canada decision in Tsilhqot'in Nation v. British Columbia of June 26, 2014, and settled Treaty Nations' rights;

•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;

•	increased competition in the mining industry;

•	our need to attract and retain qualified management and personnel;

•	risks related to conflicts of interest due to some of our directors' and officers' involvement with other natural resource companies; and

•	our classification as a "passive foreign investment company" under the United States tax code.
•	uncertainty surrounding an audit by the Canada Revenue Agency of the Company's refund claim in respect of the British Columbia Mining Exploration Tax Credit.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2016, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was CDN$1.00 = US$0.745.

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

RESOURCE AND RESERVE ESTIMATES

We prepared the AIF for the fiscal year ended December 31, 2016 attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum Classification System (the “CIM”) “Standards on Mineral Resources and Mineral Reserves”, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the Securities Act. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Inferred resources are based on limited geological evidence and sampling. It is reasonably expected that the majority of inferred resources could be upgraded to indicated resources with continued exploration. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in the AIF, or in the documents incorporated by reference to this Form 40-F and the AIF, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

TAX MATTERS

Purchasing, holding or disposing of our securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report. Shareholders are solely responsible for determining the tax consequences as applicable to their particular circumstances and should consult with their own tax advisors concerning an investment in our securities.

U.S. holders of our common shares should be aware that we believe that for U.S. federal income tax purposes we were classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2016 and, based upon current business plans and financial expectations, we expect to be classified as a PFIC for the tax year ending December 31, 2017.

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

Management’s Annual Report on Internal Control over Financial Reporting

For management’s report on internal control over financial reporting, see “Disclosure Controls and Procedures” and “Internal Controls over Financial Reporting” in our MD&A attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2016, which immediately precedes the audited consolidated financial statements included as part of Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2016, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Committee Financial Expert

The Board has determined that Mr. Richard Kraus, Chairman of the Audit Committee, has the necessary qualifications to be designated as an “audit committee financial expert” within the meaning of applicable SEC Rules and is an “independent director”, as defined pursuant to Item 407(d)(5) of SEC Regulation S-K. Mr. Kraus is a Certified Public Accountant and an accomplished business leader with a broad range of experience as an investor, board director, senior executive and business consultant across multiple industries with an emphasis on mining and natural resources. From 1981-1997 he served in various senior executive roles (including CEO, COO and CFO) of Echo Bay Mines, a major gold mining company that was acquired by Kinross Gold Corporation in 2003. Mr. Kraus is currently Executive Chairman of The RMH Group, Inc., a privately owned engineering consulting firm with more than 100 employees. He is a graduate of LaSalle University in Business Administration. The SEC has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee or board of directors.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2016 and 2015. For a description of the total amount billed by KPMG LLP to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 9 “Audit Committee Information - External Auditor Service Fees (by Category)” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

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

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2016, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

CONTRACTUAL OBLIGATIONS

($000's)	Payments due by period
	Total	2017	2018-19	2020-21	2022-23
Mineral interests	4,183	636	1,079	992	1,476
Business premises operating lease	859	139	288	288	144
	5,042	775	1,367	1,280	1,620

Amounts shown for mineral interests include option payments, mineral lease payments and work

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2016, we were not an operator, of a coal or other mine in the United States.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Seabridge Gold Inc.

By: /s/ Rudi P. Fronk
Rudi P. Fronk
Chairman and Chief Executive Officer

Date: March 29, 2017

EXHIBITS

Consents

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consents of Tetra Tech Canada Inc. and John Huang, Sabry Abdel Hafez, Hassan Ghaffari, Kevin Jones, Nigel Goldup

23.3	Consent of Moose Mountain Technical Services and J. H. Gray

23.4	Consent of W.N. Brazier Associates Inc. and Neil Brazier

23.5	Consent of ERM Consultants Canada Ltd. and Rolf Schmitt

23.6	Consent of Klohn Crippen Berger Ltd. and Graham Parkinson

23.7	Consent of Resource Modeling Inc. and Michael Lechner

23.8	Consent of McElhanney Consulting Services Ltd. and R.W. Parolin

23.9	Consent of BGC Engineering Inc. and Derek Kinakin

23.10	Consents of Golder Associates Ltd. and Ross D. Hammett, Albert Victor Chance

23.11	Consents of Amec Foster Wheeler and Simon Allard, Mark Ramirez and Ignacy (Tony) Lipiec

23.12	Consent of SRK Consulting (Canada) Inc. and Stephen Day

23.13	Consent of William Threlkeld

Certifications
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Annual Information
99.1	Annual Information Form for the year ended December 31, 2016

99.2	Audited Financial Statements for the year ended December 31, 2016

99.3	Management’s Discussion and Analysis for the year ended December 31, 2016