Form 40-F
period 2017-12-31
SEABRIDGE GOLD INC
filed 2018-03-21
CIK 1231346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017                             Commission file number: 1-32135

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 57,667,118 common shares (as of December 31, 2017).

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule. ☐ Yes 82- _________     ☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes     ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

For our Annual Information Form (the “AIF”) for the year ended December 31, 2017, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For our audited annual financial statements (“Audited Financial Statements”), for the year ended December 31, 2017, including the Independent Auditors’ Report of Registered Public Accounting Firm, see Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

For our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2017, see Exhibit 99.3 of this Form 40-F.

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

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	our history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;

•	risks related to our ability to continue our exploration activities and future development activities, and to continue to maintain corporate office support of these activities, which are dependent on our ability to enter into joint ventures, to sell property interests or to obtain suitable financing;

•	uncertainty of whether the reserves estimated on our mineral properties will be brought into production;

•	uncertainty relating to the assumptions underlying our resource and reserve estimates;

•	uncertainty of estimates of capital costs, operating costs, production and economic returns;

•	risks related to commercially producing precious metals from our mineral properties;

•	risks related to fluctuations in the market price of gold, copper and other metals;

•	risks related to fluctuations in foreign exchange rates;

•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or in adequate amounts;

•	risks related to obtaining all necessary permits and governmental approvals for exploration and development activities, including in respect of environmental regulation;

•	uncertainty related to title to our mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;

•	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights;

•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;

•	increased competition in the mining industry;

•	our need to attract and retain qualified management and personnel;

•	risks related to conflicts of interest due to some of our directors' and officers' involvement with other natural resource companies;

•	our classification as a "passive foreign investment company" under the United States tax code;

•	risks associated with the use of information technology systems and cybersecurity; and

•	uncertainty surrounding an audit by the Canada Revenue Agency of the Issuer's refund claim in respect of the British Columbia Mining Exploration Tax Credit.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 29, 2017, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was CDN$1.00 = US$0.799.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the SEC. We have prepared our financial statements, which are filed as Exhibit 99.2 to this Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they are not comparable with financial statements of U.S. and other companies prepared in accordance with U.S. generally accepted accounting principles.

RESOURCE AND RESERVE ESTIMATES

We prepared the AIF for the fiscal year ended December 31, 2017 attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum Classification System (the “CIM”) “Standards on Mineral Resources and Mineral Reserves”, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the Securities Act. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2017, which immediately precedes the audited consolidated financial statements included as part of Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2017, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Certifications

See Exhibits 31.1, 31.2, 32.1 and 32.2 to this Form 40-F.

CORPORATE GOVERNANCE

We are subject to a variety of corporate governance guidelines and requirements of the Toronto Stock Exchange, the NYSE (the “NYSE”), the Canadian Securities Administrators and the SEC.  We believe that we meet or exceed the applicable corporate governance requirements.  According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the registrant’s website. Although we are listed on the NYSE, we are not required to comply with all of that exchange’s corporate governance rules which are applicable to U.S. corporations. The significant ways in which the NYSE governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings, shareholder approval for issuance of common shares that could result in a 20% increase in the number of outstanding common shares and shareholder approval of certain compensation plans. The guidelines are available for viewing on our website at http://seabridgegold.net/pdf/ManCorpPolPrac.pdf and are available without charge in print to any shareholder who requests them. Requests for copies of the guidelines should be made to the Secretary of our company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2017 and 2016. For a description of the total amount billed by KPMG LLP to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 9 “Audit Committee Information - External Auditor Service Fees (by Category)” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

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

CODE OF BUSINESS ETHICS

We have adopted a Code of Business Ethics (the “Code”) covering our executive officers and directors. The Code is available on our website at http://seabridgegold.net/pdf/ManCorpPolPrac.pdf and from our office at the address listed on the cover of this Form 40-F.

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2017, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in our MD&A attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein. Amounts shown for mining leases include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the company’s interest in the mineral projects.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2017, we were not an operator, of a coal or other mine in the United States.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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
Rudi P. Fronk
Chairman and Chief Executive Officer

Date: March 21, 2018

EXHIBITS

Consents

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consents of Tetra Tech Canada Inc. and John Huang, Sabry Abdel Hafez, Hassan Ghaffari, Kevin Jones, Nigel Goldup
23.3	Consent of Moose Mountain Technical Services and J. H. Gray
23.4	Consent of W.N. Brazier Associates Inc. and Neil Brazier
23.5	Consent of ERM Consultants Canada Ltd. and Rolf Schmitt
23.6	Consent of Klohn Crippen Berger Ltd. and Graham Parkinson
23.7	Consent of Resource Modeling Inc. and Michael Lechner
23.8	Consent of McElhanney Consulting Services Ltd. and Brendon Masson on behalf of R.W. Parolin
23.9	Consent of BGC Engineering Inc. and Derek Kinakin
23.10	Consents of Golder Associates Ltd. and Ross D. Hammett, Albert Victor Chance
23.11	Consent of Amec Foster Wheeler Americas Limited and Kris Homer
23.12	Consent of SRK Consulting (Canada) Inc. and Stephen Day
23.13	Consent of William Threlkeld

Certifications

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Annual Information

99.1	Annual Information Form for the year ended December 31, 2017
99.2	Audited Financial Statements for the year ended December 31, 2017
99.3	Management’s Discussion and Analysis for the year ended December 31, 2017

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.