Form 40-F
period 2019-12-31
SEABRIDGE GOLD INC
filed 2020-03-30
CIK 1231346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Corporation Service Company

1180 Sixth Avenue

New York, New York 10036

(212) 299-5656

(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	SA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form                       ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 63,510,487 Common Shares (as at December 31, 2019).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

For our Annual Information Form (the “AIF”) for the year ended December 31, 2019, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For our audited annual financial statements (“Audited Financial Statements”), for the years ended December 31, 2019 and December 31, 2018, including the Report of Independent Registered Public Accounting Firm, see Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

For our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2019, see Exhibit 99.3 of this Form 40-F.

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

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	our history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;
●	risks related to our ability to continue our exploration activities and future advancement activities, and to continue to maintain corporate office support of these activities, which are dependent on our ability to enter into joint ventures, to sell property interests or to obtain suitable financing;
●	uncertainty of whether the reserves estimated on our mineral properties will be brought into production;
●	uncertainty relating to the assumptions underlying our resource and reserve estimates;
●	uncertainty of estimates of capital costs, operating costs, production and economic returns;
●	risks related to commercially producing precious metals from our mineral properties;
●	risks related to fluctuations in the market price of gold, copper and other metals;
●	risks related to fluctuations in foreign exchange rates;
●	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or not insurable in adequate amounts;
●	risks related to obtaining all necessary permits and governmental approvals, or extensions/renewals thereof, for exploration and development activities, including in respect of environmental regulation;
●	uncertainty related to title to our mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;
●	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights and uncertainties relating to the application of the United Nations Declaration on the Rights of Indigenous Peoples to the laws in Canadian jurisdictions;
●	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;
●	increased competition in the mining industry;
●	our need to attract and retain qualified management and personnel;
●	risks related to conflicts of interest due to some of our directors’ and officers’ involvement with other natural resource companies;
●	our classification as a “passive foreign investment company” under the United States tax code;
●	risks associated with impacts from the reaction to and measures taken to address the spread of the COVID-19 virus;
●	risks surrounding an audit with the use of information technology systems and cybersecurity;
●	uncertainty surrounding an audit by the Canada Revenue Agency (“CRA”) of Canadian exploration expenses incurred by the Issuer during the 2014, 2015 and 2016 financial years which the Issuer has renounced to subscribers of flow-through share offerings and the CRA’s decision to reduce such renunciations to such subscribers; and
●	the reassessment by the CRA of the Issuer’s refund claim for the 2010 and 2011 financial years in respect of the British Columbia Mining Exploration Tax Credit.

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

RESOURCE AND RESERVE ESTIMATES

We prepared the AIF for the fiscal year ended December 31, 2019 attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates contained in or incorporated by reference in this Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum (the “CIM”) Classification System “Standards on Mineral Resources and Mineral Reserves”, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 issued by the SEC. Mineral Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2019, which immediately precedes the audited consolidated financial statements included as part of Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2019, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2019 and 2018. For a description of the total amount billed by KPMG LLP to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 9 “Audit Committee Information - External Auditor Service Fees (by Category)” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

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

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2019, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2019, we were not an operator, of a coal or other mine in the United States.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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
Rudi P. Fronk
Chairman and Chief Executive Officer

Date: March 27, 2020

EXHIBITS

Consents

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2(a)	Consent of Tetra Tech Inc. and John Huang
23.2(b)	Consent of Tetra Tech Inc. and Sabry Abdel Hafez
23.2(c)	Consent of Tetra Tech Inc. and Hassan Ghaffari and Kevin Jones
23.2(d)	Consent of Tetra Tech Inc. and Nigel Goldup
23.3	Consent of Moose Mountain Technical Services and J. H. Gray
23.4	Consent of W.N. Brazier Associates Inc. and Neil Brazier
23.5	Consent of ERM Consultants Canada Ltd. and Rolf Schmitt
23.6	Consent of Klohn Crippen Berger Ltd. and J. Graham Parkinson
23.7	Consent of Resource Modeling Inc. and Michael Lechner
23.8	Consent of McElhanney Consulting Services Ltd. and Robert W. Parolin
23.9	Consent of BGC Engineering Inc. and Derek Kinakin
23.10(a)	Consent of Golder Associates Ltd. and Ross D. Hammett
23.10(b)	Consent of Golder Associates Ltd. and Albert Victor Chance
23.11	Consent of Wood Canada Limited and Greg Gosson
23.12	Consent of SRK Consulting (Canada) Inc. and Stephen Day*
23.13	Consent of William Threlkeld

Certifications

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Annual Information

99.1	Annual Information Form for the year ended December 31, 2019
99.2	Audited Financial Statements for the year ended December 31, 2019
99.3	Management’s Discussion and Analysis for the year ended December 31, 2019
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed by amendment.