Form 40-F/A
period 2019-12-31
SEABRIDGE GOLD INC
filed 2020-04-03
CIK 1231346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A
Amendment No. 1

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

This Form 40-F/A shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statements under the Securities Act of 1933, as amended: Form F-10 (File No. 333-229373) and Form S-8 (File No. 333-211331).

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

This Amendment No. 1 to the Annual Report on Form 40-F (“Amendment No. 1”) amends the Annual Report on Form 40-F of Seabridge Gold Inc. for the year ended December 31, 2019, which was originally filed with the U.S. Securities and Exchange Commission on March 30, 2020 (the “Original Annual Report”). This Amendment No. 1 is being filed solely to include Exhibit 23.12 the Consent of SRK Consulting (Canada) Inc. and Stephen Day.

Except as described above, the Original Annual Report remains unchanged. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report, or modify or update those disclosures. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Seabridge Gold Inc.

By:	/s/ Rudi P. Fronk
Rudi P. Fronk
Chairman and Chief Executive Officer

Date: April 3, 2020

EXHIBITS

Consents

Exhibit No.	Description

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm**
23.2(a)	Consent of Tetra Tech Inc. and John Huang**
23.2(b)	Consent of Tetra Tech Inc. and Sabry Abdel Hafez**
23.2(c)	Consent of Tetra Tech Inc. and Hassan Ghaffari and Kevin Jones**
23.2(d)	Consent of Tetra Tech Inc. and Nigel Goldup**
23.3	Consent of Moose Mountain Technical Services and J. H. Gray**
23.4	Consent of W.N. Brazier Associates Inc. and Neil Brazier**
23.5	Consent of ERM Consultants Canada Ltd. and Rolf Schmitt**
23.6	Consent of Klohn Crippen Berger Ltd. and J. Graham Parkinson**
23.7	Consent of Resource Modeling Inc. and Michael Lechner**
23.8	Consent of McElhanney Consulting Services Ltd. and Robert W. Parolin**
23.9	Consent of BGC Engineering Inc. and Derek Kinakin**
23.10(a)	Consent of Golder Associates Ltd. and Ross D. Hammett**
23.10(b)	Consent of Golder Associates Ltd. and Albert Victor Chance**
23.11	Consent of Wood Canada Limited and Greg Gosson**
23.12	Consent of SRK Consulting (Canada) Inc. and Stephen Day*
23.13	Consent of William Threlkeld**

Certifications

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

Annual Information

99.1	Annual Information Form for the year ended December 31, 2019**
99.2	Audited Financial Statements for the year ended December 31, 2019**
99.3	Management’s Discussion and Analysis for the year ended December 31, 2019**
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

*	Filed herewith.
**	Previously filed.

3