Form 40-F
period 2020-12-31
SEABRIDGE GOLD INC
filed 2021-03-25
CIK 1231346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 74,162,286 Common Shares (as at December 31, 2020).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

The annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statements under the Securities Act of 1933, as amended: Form F-10 (File No. 333-251081) and Form S-8 (File No. 333-211331)

EXPLANATORY NOTE

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

For our Annual Information Form (the “AIF”) for the year ended December 31, 2020, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For our audited annual financial statements (“Audited Financial Statements”), for the years ended December 31, 2020 and December 31, 2019, including the Report of Independent Registered Public Accounting Firm, see Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

For our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2020, see Exhibit 99.3 of this Form 40-F.

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

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	our history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;

●	risks related to our ability to continue its exploration activities and future advancement activities, and to continue to maintain corporate office support of these activities, which are dependent on our ability to enter into joint ventures, to sell property interests or to obtain suitable financing;

●	uncertainty of whether the reserves estimated on our mineral properties will be brought into production;

●	uncertainties relating to the assumptions underlying our reserve and resource estimates;

●	risks related to obtaining and maintaining all necessary permits and governmental approvals, or extensions/renewals thereof, for exploration and development activities, including in respect of environmental regulation, and the risk that our EAC might expire before the KSM Project is declared to be substantially started;

●	uncertainty of estimates of capital costs, operating costs, production and economic returns;

●	risks related to commercially producing precious metals and copper from our mineral properties;

●	risks related to fluctuations in the market price of gold, copper and other metals;

●	risks related to fluctuations in foreign exchange rates;

●	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or not insurable in adequate amounts;

●	uncertainty related to title to our mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;

●	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights and uncertainties relating to the application of the United Nations Declaration on the Rights of Indigenous Peoples to the laws in Canadian jurisdictions;

●	the integration of the Snowfield Property into the KSM Project may not yield the benefits to development, profitability or rate of return of the KSM Project that were anticipated;

●	risks related to increases in demand for exploration and development services equipment, and related cost increases;

●	increased competition in the mining industry;

●	ongoing concerns regarding carbon emissions and the impacts of measures taken to induce or mandate lower carbon emissions on the ability to secure permits, finance projects and generate profitability at a project;

●	risks related to climate and climate change that may adversely impact our ability to conduct operations, increase operating costs, delay execution or reduce the profitability of a future mining Operation;

●	our need to attract and retain qualified management and personnel;

●	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

●	risks associated with impacts from the reaction to and measures taken to address the spread of the COVID 19 virus;

●	our classification as a “passive foreign investment company” under the tax code;

●	risks associated with the use of information technology systems and cybersecurity;

●	uncertainty surrounding an audit by the Canada Revenue Agency (“CRA”) of Canadian exploration expenses incurred by the Registrant during the 2014, 2015 and 2016 financial years which the Registrant has renounced to subscribers of flow-through share offerings and the CRA’s decision to reduce such renunciations to such subscribers; and

●	the reassessment by the CRA of our refund claim for the 2010 and 2011 financial years in respect of the British Columbia Mining Exploration Tax Credit;

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

RESOURCE AND RESERVE ESTIMATES

We prepared the AIF for the fiscal year ended December 31, 2020 attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates contained in or incorporated by reference in this Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum (the “CIM”) Classification System “Standards on Mineral Resources and Mineral Reserves”, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 issued by the SEC. Mineral Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Registrant is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Registrant ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Registrant will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Registrant reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.

Accordingly, there is no assurance any mineral reserves or mineral resources that the Registrant may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Registrant prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2020, which immediately precedes the audited consolidated financial statements included as part of Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2020, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Certifications

See Exhibits 31.1, 31.2, 32.1 and 32.2 to this Form 40-F.

CORPORATE GOVERNANCE

We are subject to a variety of corporate governance guidelines and requirements of the Toronto Stock Exchange, the NYSE (the “NYSE”), the Canadian Securities Administrators and the SEC. We believe that we meet or exceed the applicable corporate governance requirements. According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the registrant’s website. Although we are listed on the NYSE, we are not required to comply with all of that exchange’s corporate governance rules which are applicable to U.S. corporations. The significant ways in which the NYSE governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings, shareholder approval for issuance of common shares that could result in a 20% increase in the number of outstanding common shares and shareholder approval of certain compensation plans. The guidelines are available for viewing on our website at http://www.seabridgegold.com/company/governance and are available without charge in print to any shareholder who requests them. Requests for copies of the guidelines should be made to the Secretary of our company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

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

Audit Committee Charter

Our Audit Committee Charter is available on our website at https://www.seabridgegold.com/company/governance, and is provided in Schedule A to the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. The Charter also is available in print to any shareholder that provides us with a written request. Requests for copies should be made to the Secretary of our company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2020 and 2019. For a description of the total amount billed by KPMG LLP to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 9 “Audit Committee Information - External Auditor Service Fees (by Category)” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

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

CODE OF BUSINESS ETHICS

We have adopted a Code of Business Ethics (the “Code”) covering our executive officers and directors. The Code is available on our website at http://www.seabridgegold.com/company/governance under and from our office at the address listed on the cover of this Form 40-F.

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2020, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2020, we were not an operator, of a coal or other mine in the United States.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

ADDITIONAL INFORMATION

Additional information relating to us, including the Audited Financial Statements, the MD&A and the AIF, can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, or on our website at www.seabridgegold.net. Shareholders may also contact the Secretary of our company by phone at (416) 367-9292 or by e-mail at info@seabridgegold.com to request copies of these documents and this annual report on Form 40-F.

CONTACTING THE BOARD

Shareholders, employees and other interested parties may communicate directly with the Board by:

●	writing to:	Rudi Fronk Chairman and CEO Seabridge Gold, Inc. 106 Front Street, East, 4th Floor Toronto, Ontario, Canada M5A 1E1
●	calling:	(416) 367-9292
●	emailing:	rudi@seabridgegold.com

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

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
Rudi P. Fronk
Chairman and Chief Executive Officer

Date: March 24, 2021

EXHIBITS

Consents

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consent of William Threlkeld, P.Geo
23.3	Consent of Jianhui (John) Huang, Ph.D., P.Eng
23.4	Consent of James H. Gray, P.Eng.
23.5	Consent of Neil Brazier, P.Eng.
23.6	Consent of Michael J. Lechner, P.Geo., RPG, CPG
23.7	Consent of Rolf Schmitt, M.Sc., P.Geo.
23.8	Consent of J. Graham Parkinson, P.Geo.
23.9	Consent of Hassan Ghaffari, P.Eng.
23.10	Consent of Ross D. Hammett, Ph.D., P.Eng.
23.11	Consent of Stephen Day, M.Sc., P.Geo.*
23.12	Consent of Hassan Ghaffari, P.Eng.
23.13	Consent of Derek Kinakin, M.Sc., P.Geo., P.G.
23.14	Consent of Albert Victor Chance, P.Eng.
23.15	Consent of Brendon Masson, P.Eng.
23.16	Consent of Ross D. Hammett, Ph.D., P.Eng.
23.17	Consent of Rolf Schmitt, M.Sc., P.Geo.
23.18	Consent of Greg Gosson on behalf of Wood Canada Limited.

Certifications

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Annual Information

99.1	Annual Information Form for the year ended December 31, 2020
99.2	Audited Financial Statements for the year ended December 31, 2020
99.3	Management’s Discussion and Analysis for the year ended December 31, 2020
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed by amendment.