Form 40-F/A
period 2020-12-31
SEABRIDGE GOLD INC
filed 2021-03-26
CIK 1231346

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

This Amendment No. 1 to the Annual Report on Form 40-F (“Amendment No. 1”) amends the Annual Report on Form 40-F of Seabridge Gold Inc. for the year ended December 31, 2020, which was originally filed with the U.S. Securities and Exchange Commission on March 25, 2021 (the “Original Annual Report”). This Amendment No. 1 is being filed solely to include Exhibit 23.11 the Consent of SRK Consulting (Canada) Inc. and Stephen Day.

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
Rudi P. Fronk
Chairman and Chief Executive Officer

Date: March 26, 2021

EXHIBITS

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm**
23.2	Consent of William Threlkeld, P.Geo**
23.3	Consent of Jianhui (John) Huang, Ph.D., P.Eng**
23.4	Consent of James H. Gray, P.Eng.**
23.5	Consent of Neil Brazier, P.Eng.**
23.6	Consent of Michael J. Lechner, P.Geo., RPG, CPG**
23.7	Consent of Rolf Schmitt, M.Sc., P.Geo. **
23.8	Consent of J. Graham Parkinson, P.Geo.**
23.9	Consent of Hassan Ghaffari, P.Eng.**
23.10	Consent of Ross D. Hammett, Ph.D., P.Eng.**
23.11	Consent of Stephen Day, M.Sc., P.Geo.*
23.12	Consent of Hassan Ghaffari, P.Eng.**
23.13	Consent of Derek Kinakin, M.Sc., P.Geo., P.G.**
23.14	Consent of Albert Victor Chance, P.Eng.**
23.15	Consent of Brendon Masson, P.Eng.**
23.16	Consent of Ross D. Hammett, Ph.D., P.Eng.**
23.17	Consent of Rolf Schmitt, M.Sc., P.Geo.**
23.18	Consent of Greg Gosson on behalf of Wood Canada Limited.**

Certifications

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

Annual Information

99.1	Annual Information Form for the year ended December 31, 2020**
99.2	Audited Financial Statements for the year ended December 31, 2020**
99.3	Management’s Discussion and Analysis for the year ended December 31, 2020**
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

*	Filed herewith.

**	Previously filed.

2