Form 40-F
period 2021-12-31
SEABRIDGE GOLD INC
filed 2022-03-25
CIK 1231346

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: [78,975,349] Common Shares (as at December 31, 2021).

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

For our Annual Information Form (the “AIF”) for the year ended December 31, 2021, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For our audited annual financial statements (“Audited Financial Statements”), for the years ended December 31, 2021 and December 31, 2020, including the Report of Independent Registered Public Accounting Firm, see Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

For our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2021, see Exhibit 99.3 of this Form 40-F.

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

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	our history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;

●	risks related to our ability to continue its exploration activities and future advancement activities, and to continue to maintain corporate office support of these activities, which are dependent on our ability to enter into joint ventures, to sell property interests or to obtain suitable financing;

●	the Issuer’s indebtedness requires payment of quarterly interest and, in certain circumstances, may require repayment of principal and the Issuer’s principal sources for funds for repayment are capital markets and asset sales;

●	uncertainty of whether the reserves estimated on our mineral properties will be brought into production;

●	uncertainties relating to the assumptions underlying our reserve and resource estimates;

●	risks related to obtaining and maintaining all necessary permits and governmental approvals, or extensions/renewals thereof, for exploration and development activities, including in respect of environmental regulation, and the risk that our EAC might expire before the KSM Project is declared to be substantially started;

●	uncertainty of estimates of capital costs, operating costs, production and economic returns;

●	risks relating to the commencement of site access and early site preparation construction activities at the KSM Project;

●	risks related to commercially producing precious metals and copper from our mineral properties;

●	risks related to fluctuations in the market price of gold, copper and other metals;

●	risks related to fluctuations in foreign exchange rates;

●	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or not insurable in adequate amounts;

●	uncertainty related to title to our mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;

●	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights and uncertainties relating to the application of the United Nations Declaration on the Rights of Indigenous Peoples to the laws in Canadian jurisdictions;

●	the integration of the East Mitchell Property into the KSM Project may not yield the benefits to development, profitability or rate of return of the KSM Project that were anticipated;

●	risks related to increases in demand for exploration and development services equipment, and related cost increases;

●	increased competition in the mining industry;

●	ongoing concerns regarding carbon emissions and the impacts of measures taken to induce or mandate lower carbon emissions on the ability to secure permits, finance projects and generate profitability at a project;

●	risks related to climate and climate change that may adversely impact our ability to conduct current and proposed operations, increase operating costs, delay execution or reduce the profitability of a future mining operation;

●	our need to attract and retain qualified management and personnel;

●	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

●	risks associated with impacts from the reaction to and measures taken to address the spread of the COVID-19 virus

●	our classification as a “passive foreign investment company” under the tax code;

●	risks associated with the use of information technology systems and cybersecurity;

●	uncertainty surrounding an audit by the Canada Revenue Agency (“CRA”) of Canadian exploration expenses incurred by the Registrant during the 2014, 2015 and 2016 financial years which the Registrant has renounced to subscribers of flow-through share offerings and the CRA’s decision to reduce such renunciations to such subscribers; and

●	the reassessment by the CRA of our refund claim for the 2010 and 2011 financial years in respect of the British Columbia Mining Exploration Tax Credit;

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

RESOURCE AND RESERVE ESTIMATES

The Registrant’s AIF, attached as Exhibit 99.1 to this annual report on Form 40-F, and the MD&A, attached as Exhibit 99.3 to this annual report on Form 40-F, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Mineral resource estimates included in this annual report on Form 40-F and in any document incorporated by reference herein or therein have been prepared in accordance with, and use terms that comply with, the reporting standards in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Registrant uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the “CIM Definition Standard”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system (“MJDS”), the Registrant is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. However, if the Registrant either ceases to be a “foreign private issuer” or ceases to be entitled to file reports under the MJDS, then the Registrant will be required to provide disclosure on its mineral properties under the SEC Modernization Rules.

Accordingly, United States investors are cautioned that the disclosure the Registrant provides on its mineral properties in this annual report on Form 40-F and under its continuous disclosure obligations under the Exchange Act may be different from the disclosure that the Registrant would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign private issuer under the SEC Modernization Rules.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC will now recognize estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definition Standards.

United States investors are cautioned that while the above terms are substantially similar to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Registrant may report as “proven reserves,” “probable reserves,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Registrant prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources,” investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Registrant reports are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this annual report on Form 40-F and the portions of documents incorporated by reference herein contain descriptions of the Registrant’s mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with U.S. federal securities laws and the rules and regulations thereunder.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2021, which immediately precedes the audited consolidated financial statements included as part of Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2021, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our independent registered public accounting firm is KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85.

KPMG LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2021 and 2020. For a description of the total amount billed by KPMG LLP to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 9 “Audit Committee Information - External Auditor Service Fees (by Category)” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

For a description of our pre-approval policies and procedures related to the provision of non-audit services, see Item 9 “Audit Committee Information- Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons (which are not otherwise discussed in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2021, filed as Exhibit 99.3 to this annual report on Form 40-F), that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

CODE OF BUSINESS ETHICS

We have adopted a Code of Business Ethics (the “Code”) covering our executive officers and directors. The Code is available on our website at http://www.seabridgegold.com/company/governance under and from our office at the address listed on the cover of this Form 40-F.

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2021, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

CONTRACTUAL OBLIGATIONS

The disclosure is included under the heading “Contractual Obligations” in our MD&A attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein. Amounts shown for mining leases include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain our interest in the mineral projects.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2021, we were not an operator, of a coal or other mine in the United States.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

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
Rudi P. Fronk
Chairman and Chief Executive Officer

Date: March 24, 2022

EXHIBITS

Consents
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consent of William Threlkeld, P.Geo
23.3	Consent of Jianhui (John) Huang, Ph.D., P.Eng
23.4	Consent of James H. Gray, P.Eng.
23.5	Consent of Neil Brazier, P.Eng.
23.6	Consent of Michael J. Lechner, P.Geo., RPG, CPG
23.7	Consent of Rolf Schmitt, M.Sc., P.Geo.
23.8	Consent of J. Graham Parkinson, P.Geo.
23.9	Consent of Hassan Ghaffari, P.Eng.
23.10	Consent of Ross D. Hammett, Ph.D., P.Eng.
23.11	Consent of Stephen Day, M.Sc., P.Geo.
23.12	Consent of Hassan Ghaffari, P.Eng.
23.13	Consent of Derek Kinakin, M.Sc., P.Geo., P.G.
23.14	Consent of Marc Rougier, P.Eng.
23.15	Consent of Brendon Masson, P.Eng.
23.16	Consent of Rolf Schmitt, M.Sc., P.Geo.
23.17	Consent of Greg Gosson on behalf of Wood Canada Limited.

Certifications
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Annual Information
99.1	Annual Information Form for the year ended December 31, 2021
99.2	Audited Financial Statements for the year ended December 31, 2021
99.3	Management’s Discussion and Analysis for the year ended December 31, 2021
101	Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).