Form 40-F
period 2022-12-31
SEABRIDGE GOLD INC
filed 2023-03-31
CIK 1231346

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: [81,339,012] Common Shares (as at December 31, 2022).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statements under the Securities Act of 1933, as amended: Form F-10 (File No. 333-268485) and Form S-8 (File No. 333-211331).

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

For our Annual Information Form (the “AIF”) for the year ended December 31, 2022, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For our audited annual financial statements (“Audited Financial Statements”), for the years ended December 31, 2022 and December 31, 2021, including the Report of Independent Registered Public Accounting Firm, see Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

For our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2022, see Exhibit 99.3 of this Form 40-F.

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

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this Form 40-F and the exhibits attached hereto, we have applied several material assumptions including, but not limited to, the assumption that: (i) any additional financing needed will be available on reasonable terms; (ii) the potential for production at our mineral projects will continue operationally, legally, economically and socially; (iii) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; and (iv) estimated resources at our projects have merit and there is continuity of mineralization as reflected in such estimates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	our history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;

●	risks related to our ability to continue its exploration activities and future advancement activities, and to continue to maintain corporate office support of these activities, which are dependent on our ability to enter into joint ventures, to sell property interests or to obtain suitable financing;

●	the Issuer’s indebtedness requires payment of quarterly interest and, in certain circumstances, may require repayment of principal and the Issuer’s principal sources for funds for repayment are capital markets and asset sales;

●	uncertainty of whether the reserves estimated on our mineral properties will be brought into production;

●	uncertainties relating to the assumptions underlying our reserve and resource estimates;

●	risks related to obtaining and maintaining all necessary permits and governmental approvals, or extensions/renewals thereof, for exploration and development activities, including in respect of environmental regulation, and the risk that our EAC might expire before the KSM Project is declared to be substantially started;

●	uncertainty of estimates of capital costs, operating costs, production and economic returns;

●	risks relating to the commencement of site access and early site preparation construction activities at the KSM Project;

●	risks related to commercially producing precious metals and copper from our mineral properties;

●	risks related to fluctuations in the market price of gold, copper and other metals;

●	risks related to fluctuations in foreign exchange rates;

●	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or not insurable in adequate amounts;

●	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights and uncertainties relating to the application of the United Nations Declaration on the Rights of Indigenous Peoples to the laws in Canadian jurisdictions;

●	risks related to increases in demand for exploration, advancement and construction services and equipment, and related cost increases;

●	uncertainty related to title to our mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;

●	increased competition in the mining industry;

●	ongoing concerns regarding carbon emissions and the impacts of measures taken to induce or mandate lower carbon emissions on the ability to secure permits, finance projects and generate profitability at a project;

●	risks related to climate and climate change that may adversely impact our ability to conduct current and proposed operations, increase operating costs, delay execution or reduce the profitability of a future mining operation;

●	our need to attract and retain qualified management and personnel;

●	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

●	risks associated with impacts from the spread of, and measures taken to address the spread of, the COVID-19 virus

●	our classification as a “passive foreign investment company” under the tax code;

●	risks associated with the use of information technology systems and cybersecurity;

●	uncertainty surrounding an audit by the Canada Revenue Agency (“CRA”) of Canadian exploration expenses incurred by the Registrant during the 2014, 2015 and 2016 financial years which the Registrant has renounced to subscribers of flow-through share offerings and the CRA’s decision to reassess such subscribers; and

●	the reassessment by the CRA of our refund claim for the 2010 and 2011 financial years in respect of the British Columbia Mining Exploration Tax Credit;

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

RESOURCE AND RESERVE ESTIMATES

The Registrant’s AIF, attached as Exhibit 99.1 to this annual report on Form 40-F, and the MD&A, attached as Exhibit 99.3 to this annual report on Form 40-F, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Mineral resource estimates included in this annual report on Form 40-F and in any document incorporated by reference herein or therein have been prepared in accordance with, and use terms that comply with, the reporting standards in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Registrant uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Registrant is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral reserves or mineral resources that the Registrant may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Registrant prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2022, which immediately precedes the audited consolidated financial statements included as part of Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2022, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting with the exception of the implementation of a new enterprise resource planning (ERP) system. The Company implemented the ERP system to support the development work at KSM, and believes that the implementation of the ERP system and related changes to internal controls enhances its internal controls over financial reporting while providing the ability and flexibility to scale its business in the future. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

Certifications

See Exhibits 31.1, 31.2, 32.1 and 32.2 to this Form 40-F.

CORPORATE GOVERNANCE

We are subject to a variety of corporate governance guidelines and requirements of the Toronto Stock Exchange, the New York Stock Exchange (the “NYSE”), the Canadian Securities Administrators and the SEC. We believe that we meet or exceed the applicable corporate governance requirements. According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the registrant’s website. Although we are listed on the NYSE, we are not required to comply with all of that exchange’s corporate governance rules which are applicable to U.S. corporations. The significant ways in which the NYSE governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings, shareholder approval for issuance of common shares that could result in a 20% increase in the number of outstanding common shares and shareholder approval of certain compensation plans. The guidelines are available for viewing on our website at http://www.seabridgegold.com/company/governance and are available without charge in print to any shareholder who requests them. Requests for copies of the guidelines should be made to the Secretary of our company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

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

Audit Committee Financial Expert

The Board has determined that Ms. Carol Willson, the Audit Committee Chair, and Mr. Richard Kraus, another member of the Audit Committee, have the necessary qualifications to be designated as an “audit committee financial expert” within the meaning of applicable SEC Rules and each is an “independent director”, as defined pursuant to Item 407(d)(5) of SEC Regulation S-K and Section 303A.02 of the New York Stock Exchange Listed Company Manual.

Ms. Carol Willson retired from EY in 2021 after a 28-year career where she was engagement partner for Internal Audit of clients which included multi-year internal audit outsourced projects and related internal audit transformations and reviews, fraud investigations, and in various assurance and advisory capacities including capital projects, ESG, finance function-related improvements, and cybersecurity. During Ms. Willson’s career as an experienced internal audit and risk professional, she was retained to lead risk, internal audit and SOX functions for a variety of public corporations including several major mining companies. She served for three years as the global head of internal audit and SOX for Kinross Gold Corporation where her key audit areas included: supply chain, capital projects, procure to pay, ERP/cybersecurity, sustainability, budgeting & forecasting, fixed assets, and treasury. Ms Willson currently has her own consulting business where she serves as a senior risk advisor for clients. She holds a Batchelor of Arts degree from the University of Western Ontario and an MBA-Accounting degree from the University of Toronto.

Mr. Kraus is a Certified Public Accountant and an accomplished business leader with a broad range of experience as an investor, board director, senior executive and business consultant across multiple industries with an emphasis on mining and natural resources. From 1981-1997 he served in various senior executive roles (including CEO, COO and CFO) of Echo Bay Mines, a major gold mining company that was acquired by Kinross Gold Corporation in 2003. Mr. Kraus is currently retired, but his last full-time role was Executive Chairman of The RMH Group, Inc., a privately owned engineering consulting firm with more than 100 employees. He is a graduate of LaSalle University where he earned his degree in Business Administration.

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

Audit Committee Charter

Our Audit Committee Charter is available on our website at www.seabridgegold.com, and is provided in Schedule A to the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. The Charter also is available in print to any shareholder that provides us with a written request. Requests for copies should be made to the Secretary of our company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292.

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our independent registered public accounting firm is KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85.

KPMG LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2022 and 2021. For a description of the total amount billed by KPMG LLP to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 9 “Audit Committee Information - External Auditor Service Fees (by Category)” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

For a description of our pre-approval policies and procedures related to the provision of non-audit services, see Item 9 “Audit Committee Information- Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons (which are not otherwise discussed in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2022, filed as Exhibit 99.3 to this annual report on Form 40-F), that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

CODE OF BUSINESS ETHICS

We have adopted a Code of Business Ethics (the “Code”) covering our executive officers and directors. The Code is available on our website at http://www.seabridgegold.com/company/governance under and from our office at the address listed on the cover of this Form 40-F.

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2022, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2022, we were not an operator, of a coal or other mine in the United States.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

ADDITIONAL INFORMATION

Additional information relating to us, including the Audited Financial Statements, the MD&A and the AIF, can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, or on our website at www.seabridgegold.com. Shareholders may also contact the Assistant Corporate Secretary of our company by phone at (416) 367-9292 or by e-mail at info@seabridgegold.com to request copies of these documents and this annual report on Form 40-F.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

In accordance with Section 13(r) of the Exchange Act, the Registrant is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Registrant nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2022.

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
Rudi P. Fronk
Chairman and Chief Executive Officer

Date: March 30, 2023

EXHIBITS

Consents
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consent of Tetra Tech, under the direction of Hassan Ghaffari P.Eng (surface infrastructure, capital estimate and financial analysis)
23.3	Consent of Tetra Tech, under the direction of John Huang P.Eng. (metallurgical testing review, permanent water treatment, mineral process design and operating cost estimation for process, general and administrative (“G&A”) and site services, and overall report preparation)
23.4	Consent of Wood Canada Limited, under the direction of Henry Kim P.Geo. (Mineral Resources)
23.5	Consent of Moose Mountain Technical Services under the direction of Jim Gray P.Eng. (open pit Mineral Reserves, open pit mining operations, mine capital and mine operating costs, MTT and rail ore conveyance design, tunnel capital costs)
23.6	Consent of W.N. Brazier Associates Inc. under the direction of W.N. Brazier P.Eng. (Electrical power supply, energy recovery plants)
23.7	Consent of ERM (Environmental Resources Management) under the direction of Rolf Schmitt P.Geo. (environment and permitting)
23.8	Consent of Klohn Crippen Berger Ltd. under the direction of David Willms P.Eng (design of surface water diversions, diversion tunnels, tailings management facility, water storage dam and RSF and tunnel geotechnical).
23.9	Consent of BGC Engineering Inc. under the direction of Derek Kinakin P.Geo., P.L.Eng., P.G. (rock mechanics, geohazards and mining pit slopes)
23.10	Consent of WSP Golder, under the direction of Ross Hammett P.Eng (Block Cave mining).

Certifications
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Annual Information
99.1	Annual Information Form for the year ended December 31, 2022
99.2	Audited Financial Statements for the year ended December 31, 2022
99.3	Management’s Discussion and Analysis for the year ended December 31, 2022
101	Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).