Form 40-F/A
period 2022-12-31
SEABRIDGE GOLD INC
filed 2023-04-17
CIK 1231346

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

Amendment No.1

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

This Amendment No. 1 to the Annual Report on Form 40-F (“Amendment No. 1”) amends the Annual Report on Form 40-F of Seabridge Gold Inc. for the year ended December 31, 2022, which was originally filed with the U.S. Securities and Exchange Commission on March 31, 2023 (the “Original Annual Report”). This Amendment No. 1 is being filed because a filing error, caused by a clerical mistake during the filing, had exhibit 99.1 overwritten with exhibit 99.2. Amendment No.1 therefore fixes the issue and re-files the 40-F with Exhibit 99.1 being the correct exhibit.

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
Rudi P. Fronk
Chairman and Chief Executive Officer

Date: April 17, 2023

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