Form 40-F
period 2023-12-31
SEABRIDGE GOLD INC
filed 2024-03-29
CIK 1231346

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 86,108,019 Common Shares (as at December 31, 2023).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant’s Registration Statements under the Securities Act of 1933, as amended: Form F-10 (File No. 333-268485) and Form S-8 (File No. 333-211331).

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

For our Annual Information Form (the “AIF”) for the year ended December 31, 2023, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For our audited annual financial statements (“Audited Financial Statements”), for the years ended December 31, 2023 and December 31, 2022, including the Report of Independent Registered Public Accounting Firm, see Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

For our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2023, see Exhibit 99.3 of this Form 40-F.

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

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	our history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;

●	risks related to our ability to continue its exploration activities and future advancement activities, and to continue to maintain corporate office support of these activities, which are dependent on our ability to enter into joint ventures, to sell property interests or to obtain suitable financing;

●	our indebtedness requires payment of quarterly interest, a lump sum payment at the end of 2025 and, in certain circumstances, may require repayment of principal, and our principal sources for funds for repayment are capital markets and asset sales;

●	risks related to fluctuations in the market price of gold, copper and other metals;

●	the risk that our EAC might expire before the KSM Project is declared to be “substantially started”;

●	uncertainty whether we can secure a joint venture partner for its KSM Project or Courageous Lake Project and whether reserves estimated on our mineral properties will be brought into production;

●	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights and uncertainties relating to the process of making Canadian laws consistent with the United Nations Declaration on the Rights of Indigenous Peoples;

●	risks related to obtaining and maintaining all necessary permits and governmental approvals, or extensions/renewals thereof, for exploration, construction and operations activities, including rights of access over or through lands subject to third party rights, interests and mineral tenures;

●	risks regarding satisfying current and increasing regulatory requirements for exploration, construction and operation of mineral projects;

●	uncertainties regarding evolving environmental standards and risks of failing to meet such standards;

●	uncertainties relating to the assumptions underlying our reserve and resource estimates;

●	uncertainty of estimates of capital costs, operating costs, production and economic returns;

●	risks relating to the commencement of early access and site preparation construction activities at the KSM Project;

●	risks related to commercially producing precious metals and copper from our mineral properties;

●	risks related to fluctuations in foreign exchange rates;

●	mining, exploration and construction risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or not insurable in adequate amounts;

●	uncertainty related to title to our mineral properties;

●	risks related to increases in demand for exploration, advancement and construction services and equipment, and related cost increases;

●	increased competition for prospective mineral properties;

●	regulatory and societal concerns regarding carbon emissions and the impacts of measures taken to induce or mandate lower carbon emissions on the ability to secure permits, finance projects and realize profitability at a project;

●	our current and proposed operations are subject to risks relating to climate and climate change that may adversely impact its ability to conduct operations, raise capital, increase operating costs, interfere with materials and equipment supply, delay execution or reduce the profitability of a future mining operation;

●	risks that regulatory measures directed at climate change issues adversely affect our business;

●	our need to retain key executives and attract qualified personnel;

●	risks associated with the use of information technology systems and cybersecurity;

●	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

●	uncertainty surrounding an audit by the Canada Revenue Agency (“CRA”) of Canadian exploration expenses incurred by the Registrant during the 2014, 2015 and 2016 financial years which the Registrant has renounced to subscribers of flow-through share offerings and the CRA’s decision to reassess such subscribers;

●	the reassessment by the CRA of our refund claim for the 2010 and 2011 financial years in respect of the British Columbia Mining Exploration Tax Credit;

●	our classification as a "passive foreign investment company" under the United States tax code; and

●	risks related to the pro-environmental groups anti-mining efforts, and sometimes focused efforts on specific projects impacting the Company’s share price.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2023, which immediately precedes the audited consolidated financial statements included as part of Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2023, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Committee Financial Expert

The Board has determined that Ms. Carol Willson, the Audit Committee Chair, and Ms. Julie Robertson , another member of the Audit Committee, have the necessary qualifications to be designated as an “audit committee financial expert” within the meaning of applicable SEC Rules and each is an “independent director”, as defined pursuant to Item 407(d)(5) of SEC Regulation S-K and Section 303A.02 of the New York Stock Exchange Listed Company Manual.

Ms. Carol Willson retired from EY in 2021 after a 28-year career where she was engagement partner for Internal Audit of clients which included multi-year internal audit outsourced projects and related internal audit transformations and reviews, fraud investigations, and in various assurance and advisory capacities including capital projects, ESG, finance function-related improvements, and cybersecurity. During Ms. Willson’s career as an experienced internal audit and risk professional, she was retained to lead risk, internal audit and SOX functions for a variety of public corporations including several major mining companies. She served for three years as the global head of internal audit and SOX for Kinross Gold Corporation where her key audit areas included: supply chain, capital projects, procure to pay, ERP/cybersecurity, sustainability, budgeting & forecasting, fixed assets, and treasury. Ms. Willson currently has her own consulting business where she serves as a senior risk advisor for clients. She holds a Bachelor of Arts degree from the University of Western Ontario and an MBA-Accounting degree from the University of Toronto.

Ms. Julie Robertson brings extensive experience in various finance roles, including the development of capital projects finance framework. She was most recently the Chief Financial Officer of Marathon Gold Corp. and currently serves as chair of the audit and risk management committee of Quebec Precious Metals Corp.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our independent registered public accounting firm is KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85.

KPMG LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2023 and 2022. For a description of the total amount billed by KPMG LLP to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 9 “Audit Committee Information - External Auditor Service Fees (by Category)” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

For a description of our pre-approval policies and procedures related to the provision of non-audit services, see Item 9 “Audit Committee Information- Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Registrant has adopted a compensation recovery policy (referred to as the “Incentive Compensation Clawback Policy”) as required by NYSE listing standards and pursuant to Rule 10D-1 of the Exchange Act. The Executive Compensation Clawback Policy is filed as Exhibit 97.1 to this Form 40-F.  At no time during or after the fiscal year ended December 31, 2023 (as of the date of this Annual Report), was the Registrant required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy and, as of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy to a prior restatement.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons (which are not otherwise discussed in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2023, filed as Exhibit 99.3 to this annual report on Form 40-F), that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

CODE OF BUSINESS ETHICS

We have adopted a Code of Business Ethics (the “Code”) covering our executive officers and directors. The Code is available on our website at http://www.seabridgegold.com/company/governance under and from our office at the address listed on the cover of this Form 40-F.

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2023, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2023, we were not an operator, of a coal or other mine in the United States.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

ADDITIONAL INFORMATION

Additional information relating to us, including the Audited Financial Statements, the MD&A and the AIF, can be found on SEDAR+ www.sedarplus.ca, on the SEC website at www.sec.gov, or on our website at www.seabridgegold.com. Shareholders may also contact the Assistant Corporate Secretary of our company by phone at (416) 367-9292 or by e-mail at info@seabridgegold.com to request copies of these documents and this annual report on Form 40-F.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

In accordance with Section 13(r) of the Exchange Act, the Registrant is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Registrant nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2023.

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
Rudi P. Fronk
Chairman and Chief Executive Officer

Date: March 27, 2024

EXHIBITS

Consents
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consent of Tetra Tech, under the direction of Hassan Ghaffari P.Eng (surface infrastructure, capital estimate and financial analysis)
23.3	Consent of Tetra Tech, under the direction of John Huang P.Eng. (metallurgical testing review, permanent water treatment, mineral process design and operating cost estimation for process, general and administrative (“G&A”) and site services, and overall report preparation)
23.4	Consent of Wood Canada Limited, under the direction of Henry Kim P.Geo. (Mineral Resources)
23.5	Consent of Moose Mountain Technical Services under the direction of Jim Gray P.Eng. (open pit Mineral Reserves, open pit mining operations, mine capital and mine operating costs, MTT and rail ore conveyance design, tunnel capital costs)
23.6	Consent of W.N. Brazier Associates Inc. under the direction of W.N. Brazier P.Eng. (Electrical power supply, energy recovery plants)
23.7	Consent of ERM (Environmental Resources Management) under the direction of Rolf Schmitt P.Geo. (environment and permitting)
23.8	Consent of Klohn Crippen Berger Ltd. under the direction of David Willms P.Eng. (design of surface water diversions, diversion tunnels, tailings management facility, water storage dam and RSF and tunnel geotechnical).
23.9	Consent of BGC Engineering Inc. under the direction of Derek Kinakin P.Geo., P.L.Eng., P.G. (rock mechanics, geohazards and mining pit slopes)
23.10	Consent of WSP Golder, under the direction of Ross Hammett P.Eng. (block cave mining).

Certifications
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Incentive Compensation Recovery Policy

Annual Information
99.1	Annual Information Form for the year ended December 31, 2023
99.2	Audited Financial Statements for the year ended December 31, 2023
99.3	Management’s Discussion and Analysis for the year ended December 31, 2023
101	Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).