Form 40-F
period 2025-12-31
SEABRIDGE GOLD INC
filed 2026-03-27
CIK 1231346

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 91,912,919 Common Shares (as at December 31, 2025).

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

For our Annual Information Form (the “AIF”) for the year ended December 31, 2025, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For our audited annual financial statements (“Audited Financial Statements”), for the years ended December 31, 2025 and December 31, 2024, including the Report of Independent Registered Public Accounting Firm, see Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (Cdn$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

For our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2025, see Exhibit 99.3 of this Form 40-F.

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

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this Form 40-F and the exhibits attached hereto, we have applied several material assumptions including, but not limited to, the assumption that: (i) any additional financing needed will be available on reasonable terms; (ii) the potential for production at our mineral projects will continue operationally, legally, economically and socially; (iii) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (iv) estimated resources at our projects have merit and there is continuity of mineralization as reflected in such estimates and (v) we will receive and maintain all required regulatory approvals required in respect of our projects.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	the Issuer’s history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;

●	although the Issuer has identified a preferred potential partnership candidate for the KSM Project, there is no assurance that terms of a partnership for advancing the KSM Project will be agreed;

●	risks related to the Issuer’s ability to continue its exploration activities and future advancement activities, and to continue to maintain corporate office support of these activities, which are dependent on the Issuer’s ability to obtain suitable financing, enter into joint ventures, to sell property interests;

●

the Issuer’s indebtedness requires quarterly interest payments and may require repayment in full, which may adversely affect its cash flow and ability to advance its business and necessitate dilutive financing or asset sales;

●	risks related to fluctuations in the market price of gold, copper and other metals;

●	uncertainty whether the reserves estimated on the Issuer’s mineral properties will be brought into production;

●	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights and uncertainties relating to the process of making Canadian laws consistent with the United Nations Declaration on the Rights of Indigenous Peoples;

●	risks related to obtaining and maintaining all necessary permits and governmental approvals, or extensions or renewals thereof, for exploration and advancement activities, including in respect of environmental regulation and the KSM Project’s environmental assessment certificate;

●	risks associated with the use of information technology systems and cybersecurity;

●	the Issuer is subject to substantial government regulatory and environmental requirements which could cause delays in advancing its projects or could result in a restriction or suspension of its operations;;

●	the risk of having the “substantially started” determination for the KSM Project quashed and, if quashed, such determination not reconfirmed and the ultimate loss of the KSM Project environmental assessment certificate;

●	risks relating to the Issuer’s internal control over financial reporting being ineffective;

●	uncertainties relating to the assumptions underlying the Issuer’s reserve and resource estimates;

●	uncertainty of estimates of capital costs, operating costs, production and economic returns;

●	risks relating to the commencement of site access and early site preparation construction activities at the KSM Project;

●	risks related to commercially producing precious metals and copper from the Issuer’s mineral properties;

●	risks related to fluctuations in foreign exchange rates;

●	mining, exploration and advancement risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or not insurable in adequate amounts;

●	risks related to the possibility of unregistered agreements, transfers, claims or other defects impacting title to the Issuer’s mineral properties;

●	risks related to increases in demand for exploration, advancement and construction services and equipment, and related cost increases following metals price increases;

●	successful completion of the proposed spin-out of the Courageous Lake Project on the terms proposed or not at all;

●	increased competition in the mining industry;

●	risks related to international trade disputes and the imposition of tariffs and the potential impacts it may have on the Company’s ability to raise funds and obtain supplies needed for work programs;

●	regulatory initiatives and ongoing concerns regarding carbon emissions and the impacts of measures taken to induce or mandate lower carbon emissions on the ability to secure permits, finance projects and realize profitability at a project;

●	the Issuer’s current and proposed operations are subject to risks relating to climate and climate change that may adversely impact its ability to conduct operations and raise capital, increase operating costs, interfere with materials and equipment supply, delay execution or reduce the profitability of a future mining operation;

●	risks that regulatory measures directed at climate change issues adversely affect the Issuer’s business;

●	the Issuer’s reliance on key personnel and the need to retain key executives and attract qualified personnel;

●	the public’s views of the mining industry can present increased risks for permitting, financing and staffing;

●	risks related to some of the Issuer’s directors’ and officers’ involvement with other natural resource companies;

●	uncertainty surrounding an audit by the Canada Revenue Agency (“CRA”) of Canadian exploration expenses incurred by the Issuer during the 2014, 2015 and 2016 financial years which the Issuer has renounced to subscribers of flow-through share offerings and the CRA’s decision to reassess such subscribers;

●	the risk of the CRA appealing the Issuer’s successful challenge to the reassessment by the CRA of the Issuer’s refund claim for the 2010 and 2011 financial years in respect of the British Columbia Mining Exploration Tax Credit and the decision being overturned;

●	the risks associated with the volatility of the trading volume and price of the Issuer’s Common shares;

●	the return on an investment in the Issuer’s Common shares is limited to capital gains or losses since the Issuer does not pay dividends;

●	the Issuer’s classification as a “passive foreign investment company” under the United States tax code;

●	risks related to the pro-environmental groups anti-mining efforts, and sometimes focused efforts on specific projects impacting the Company’s share price.

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

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2025, which immediately precedes the audited consolidated financial statements included as part of Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2025, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

Our independent registered public accounting firm is KPMG LLP, Toronto, ON, Canada, Auditor Firm ID: 85.

KPMG LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2025 and 2024. For a description of the total amount billed by KPMG LLP to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 9 “Audit Committee Information - External Auditor Service Fees (by Category)” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

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

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Registrant has adopted a compensation recovery policy (referred to as the “Incentive Compensation Clawback Policy”) as required by NYSE listing standards and pursuant to Rule 10D-1 of the Exchange Act. The Executive Compensation Clawback Policy is incorporated by reference as Exhibit 97.1 to this Form 40-F. At no time during or after the fiscal year ended December 31, 2025 (as of the date of this Annual Report), was the Registrant required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy to a prior restatement.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons (which are not otherwise discussed in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2025, filed as Exhibit 99.3 to this annual report on Form 40-F), that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code”) covering our executive officers and directors. The Code is available on our website at http://www.seabridgegold.com/company/governance and from our office at the address listed on the cover of this Form 40-F.

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2025, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2025, we were not an operator, of a coal or other mine in the United States.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

In accordance with Section 13(r) of the Exchange Act, the Registrant is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Registrant nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2025.

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
Rudi P. Fronk
Chairman and Chief Executive Officer

Date: March 26, 2026

EXHIBITS

Consents
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consent of Tetra Tech, under the direction of Hassan Ghaffari P.Eng. (surface infrastructure, capital estimate and financial analysis)
23.3	Consent of Tetra Tech, under the direction of John Huang P.Eng. (metallurgical testing review, permanent water treatment, mineral process design and operating cost estimation for process, general and administrative (“G&A”) and site services, and overall report preparation)
23.4	Consent of Wood Canada Limited, under the direction of Henry Kim P.Geo. (Mineral Resources)
23.5	Consent of Moose Mountain Technical Services under the direction of Jim Gray P.Eng. (open pit Mineral Reserves, open pit mining operations, mine capital and mine operating costs, MTT and rail ore conveyance design, tunnel capital costs)
23.6	Consent of W.N. Brazier Associates Inc. under the direction of W.N. Brazier P.Eng. (Electrical power supply, energy recovery plants)
23.7	Consent of ERM (Environmental Resources Management) under the direction of Rolf Schmitt P.Geo. (environment and permitting)
23.8	Consent of Klohn Crippen Berger Ltd. under the direction of David Willms P.Eng. (design of surface water diversions, diversion tunnels, tailings management facility, water storage dam and RSF and tunnel geotechnical).
23.9	Consent of BGC Engineering Inc. under the direction of Derek Kinakin P.Geo., P.L.Eng., P.G. (rock mechanics, geohazards and mining pit slopes)
23.10	Consent of WSP Golder, under the direction of Ross Hammett P.Eng. (block cave mining).

Certifications
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Incentive Compensation Recovery Policy

Annual Information
99.1	Annual Information Form for the year ended December 31, 2025
99.2	Audited Financial Statements for the year ended December 31, 2025
99.3	Management’s Discussion and Analysis for the year ended December 31, 2025
101	Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously Filed